2024

NOTICE OF ANNUAL MEETING
of Shareowners and Proxy Statement

2023 ANNUAL REPORT ON FORM 10-K



Thursday, May 2, 2024 | 8:00 a.m. Eastern Time

www.virtualshareholdermeeting.com/UPS2024



United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

March 18, 2024

Dear Fellow Shareowners:

At the beginning of the year, I said 2023 was going to be a year of resiliency, and that turned out to be true. We faced challenging external business conditions that led to declining volume, revenue and operating profit in all lines of our business. I'm proud of the efforts of our nearly 500,000 employees for navigating through these challenges.

Throughout 2023, we operated with speed and agility, controlled what we could control, and stayed on strategy. Here are some highlights from the year:

- Delivered excellent service to our customers around the globe, anchored by the best on-time performance of any carrier in the U.S. for the sixth year in a row.

- Grew small and medium-sized business (SMB) penetration to 28.6% of total U.S. volume, driven by continued expansion of DAP, our Digital Access Program, and the convenience of The UPS Store.

- Generated $10 billion in healthcare revenue across our three business segments; topped 17 million square feet of healthcare-compliant distribution space and acquired MNX Global Logistics, expanding our cold chain capabilities.

- Delivered a win-win-win labor agreement for our Teamster employees with a wage and benefit compounded annual growth rate increase of 3.3% over the five-year life of the contract, providing certainty for UPS and our customers.

- Completed phase one of Smart Package Smart Facility, our RFID solution, in more than 1,000 buildings in the U.S., reducing misloads by 67%.

- Acquired Happy Returns, enhancing our no-box, no-label, consolidated returns capabilities.

- Generated $91 billion in consolidated revenue with a consolidated adjusted operating profit margin of 10.9%*.

- Generated $5.3 billion in free cash flow* and repaid $2.4 billion of long-term debt.

- Returned $7.6 billion to shareowners, consisting of $5.4 billion in cash dividends and $2.25 billion in share repurchases.

CUSTOMER FIRST, PEOPLE LED, INNOVATION DRIVEN

Customer First is about reducing friction in the customer experience and meeting customer needs. While we experienced some volume diversion during our Teamster labor negotiation, our commitment to service allowed us to win back and win new volume following the ratification of the contract. In 2023, we continued to build new solutions for shippers and recipients. For example, we launched Hyperlocal, a data driven solution that leverages our U.S. facilities to provide select customers with a fast, next-day delivery option, and enables UPS to capture new profitable B2C and B2B volume. We also expanded Delivery Photo, providing 92% of our global residential stops a photo that shows exactly where the package was delivered, providing peace of mind to recipients and reducing "where's my package" calls. Customer First is also about growing in the most attractive parts of the market, like SMBs, certain enterprise customers, healthcare and international. In terms of SMBs, DAP is a competitive strength and SMB growth driver that generated $2.9 billion in global revenue in 2023. Additionally, returns continue to be a growth area for UPS. To accelerate that growth, we acquired Happy Returns and quickly made it available in over 5,000 The UPS Store locations, making returns even more convenient for consumers and merchants. Looking at healthcare, our strategic objective is to become the number one complex healthcare logistics provider in the world, and we are making bold moves to get there. For example, our acquisition of MNX Global Logistics enables us to reach new customers and new healthcare markets, like the radio-pharmaceuticals sector, with global time-critical and cold chain solutions. We see significant opportunity for complex healthcare and expect to continue to grow in healthcare over the next few years. We track progress in Customer First by improvements in our Net Promoter Score (NPS). In the U.S., we finished the year with a NPS of 44 and moved closer toward our target NPS of 50.

Moving to *People Led*, we are focused on the employee experience and making UPS a great place to work. In September, our five-year labor agreement with the Teamsters was fully ratified with overwhelming support from our union-represented employees. This win-win-win agreement continues to reward our employees with the best pay and benefits in our industry, which helps us attract and retain talent and provide industry-leading service to our customers. Further, UPS retained the flexibility we need to stay competitive, serve our customers and keep our business strong. We measure our progress in People Led by how likely an employee is to recommend others to work at UPS. In 2023, 65% said they would recommend employment at UPS to family and friends, an improvement of 14 percentage points over the past five years. Our goal is for Likelihood to Recommend to reach 80% or higher.

Lastly, *Innovation Driven* is about driving more productivity from the assets we own. Throughout 2023, productivity initiatives like Total Service Plan enabled greater agility to match network capacity with changing volume levels. Additionally, our Network Planning Tools (NPT), which use AI and machine learning, enabled us to adjust load planning, scheduling and volume flows across the network based on real-time data. This technology is powerful, and NPT can do in an afternoon what used to take a team of UPS engineers months to do. We also more closely aligned our digital businesses, including Roadie, Ware2Go, Delivery Solutions and UPS Capital as we adopt a bolder approach to digital commerce. We are accelerating new solutions to meet the needs of our customers and expanding our addressable market to drive profitable growth. One example of a recent innovation is UPS Capital's Delivery Defense, which uses predictive analytics to enable merchants to assess the level of delivery risk associated with addresses. We measure Innovation Driven by delivering high returns on invested capital, and in 2023, we delivered an adjusted return on invested capital* of 21.9%.

LOOKING AHEAD

After a difficult year, we exited 2023 with some momentum, but momentum is not enough. We are making bold moves to right size our company for the future under an initiative we call "Fit to Serve." We are exploring strategic alternatives for our truckload brokerage business known as Coyote. We are leaning into growth in the most attractive parts of the market and are continuing to drive efficiency across our integrated network. We expect market conditions to settle down in 2024 and that, coupled with our initiatives, gives us confidence that we will reverse the negative trends we experienced in 2023.

To wrap up, I want to encourage all shareowners to vote your shares at our Annual Meeting in May. This is your opportunity to share your views with us. We listen and take your feedback into account as we seek to grow our business, further improve governance and create long-term shareowner value. As we approach the Annual Meeting, I encourage you to contact us with any questions or feedback at 404-828-6059.

I'll leave you with a quote from our founder, Jim Casey, "Our horizon is as distant as our mind's eye wishes it to be." UPS is stronger than ever. We are writing the next chapter of the UPS story and we believe our best days are ahead of us.

We thank you for your support.

Carol B. Tomé
Chief Executive Officer

*See reconciliation of Non-GAAP financial measures on page A1.

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Notice of 2024 Annual Meeting of Shareowners and Proxy Statement

Thursday, May 02, 2024
8:00 a.m. Eastern Time

www.virtualshareholdermeeting.com/UPS2024

Table of Contents

United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, GA 30328

March 18, 2024



Dear Fellow Shareowners,

It is my pleasure to invite you to attend the 2024 UPS Annual Meeting of Shareowners. We encourage you to attend the meeting and to share your views about our Company.

I am honored to serve as board chair and to help facilitate the effective oversight of our Company's strategy and risks. Your board is highly engaged and has a productive working relationship with management. Each director brings a diverse set of skills and perspectives to the boardroom which, taken together, contributes to the successful execution of our responsibilities. We remain focused on creating long-term value for all stakeholders.

In 2023, our Company faced significant headwinds, including economic pressures, increasing geopolitical tensions, high inflation, changing consumer shopping behaviors, trade lane shifts and our union contract negotiations. Despite these uncertainties, we were still able to return over $7.6 billion to shareowners in 2023 through dividends and share repurchases, and we have established a new baseline for growth.

The board recognizes management's many achievements during such a challenging year. Management continued to make progress against the Company's strategy, including investing back in the business to drive productivity and future growth, executing strategic acquisitions and remaining focused on premium markets, including small and medium-sized businesses, healthcare, and international growth. The Company once again provided best-in-class service, successfully managed our best-in-class network and strategically expanded its service offerings. In addition, the Company entered into a "win-win-win" labor contract that provides meaningful labor certainty.

In closing, I want to encourage all my fellow shareowners to vote. As we approach the Annual Meeting, please contact us with any questions or feedback at 404-828-6059.

On behalf of the entire Board of Directors, thank you for your continued support.

Bill Johnson

William Johnson
UPS Board Chair



Notice of Annual Meeting

UNITED PARCEL SERVICE, INC.
55 Glenlake Parkway, N.E., Atlanta, Georgia 30328

Date and Time: May 2, 2024, 8:00 a.m. Eastern Time

Place: The United Parcel Service, Inc. 2024 Annual Meeting of shareowners will be held online via webcast at www.virtualshareholdermeeting.com/UPS2024.

Record Date: March 5, 2024

Distribution Date: A Notice of Internet Availability of Proxy Materials or the Proxy Statement is first being sent to shareowners on March 18, 2024.

Voting: Holders of class A common stock are entitled to 10 votes per share on each matter to be acted upon; holders of class B common stock are entitled to one vote per share on each matter to be acted upon. **Your vote is important. Please vote as soon as possible through the Internet, by telephone or by signing and returning your proxy card (if you received a paper copy of the proxy card). Your voting options are described on the Notice of Internet Availability of Proxy Materials, voting instruction form and/or proxy card. Brokers are not permitted to vote on certain proposals and may not vote on any of the proposals unless you provide voting instructions. Voting your shares will help to ensure that your interests are represented at the meeting.**

Attending the Meeting: You or your proxy holder can participate, vote and ask questions at the meeting by visiting www.virtualshareholdermeeting.com/UPS2024 and using your 16-digit control number found on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. Shareowners who do not receive a 16-digit control number should consult their voting instruction form or Notice of Internet Availability of Proxy Materials and may need to request a legal proxy from their bank, broker or other nominee in advance of the meeting in order to participate. For more information, see page 77.

Important Notice Regarding the Availability of Proxy Materials for the Shareowner Meeting to be Held on May 2, 2024: The Proxy Statement and our 2023 Annual Report are available at www.proxyvote.com. Questions? Call 404-828-6059 (option 2).

By order of the Board of Directors

Norman M. Brothers, Jr.
Secretary
Atlanta, Georgia
March 18, 2024



Items of Business

UNITED PARCEL SERVICE, INC.
2024 Annual Meeting of Shareowners

	Voting Choices	Board Voting Recommendations	Page
Company Proposals:			
1. Elect 12 director nominees named in the Proxy Statement to serve until the 2025 Annual Meeting and until their respective successors are elected and qualified	• Vote for all nominees • Vote against all nominees • Vote for some nominees and against others • Abstain from voting on one or more nominees	**FOR EACH NOMINEE**	**21**
2. Advisory vote to approve named executive officer compensation	• Vote for the proposal • Vote against the proposal • Abstain from voting on the proposal	**FOR**	**62**
3. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2024	• Vote for ratification • Vote against ratification • Abstain from voting on the proposal	**FOR**	**65**
Shareowner Proposals:			
4. - 6. Advisory votes on 3 shareowner proposals, only if properly presented	• Vote for each proposal • Vote against each proposal • Abstain from voting on one or more proposals	**AGAINST EACH PROPOSAL**	**68**

 



Proxy Statement

UNITED PARCEL SERVICE, INC.
55 Glenlake Parkway, N.E., Atlanta, Georgia 30328

This Proxy Statement contains important information about the 2024 Annual Meeting of Shareowners (the "Annual Meeting"). We are providing these proxy materials to you because our Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. The Annual Meeting will be held online via webcast on May 2, 2024, at 8:00 a.m. Eastern Time, at www.virtualshareholdermeeting.com/UPS2024. Shareowners can participate, ask questions and vote during the meeting through this website.

All properly executed written proxies, and all properly completed proxies submitted through the Internet or by telephone, that are delivered pursuant to this solicitation will be voted at the Annual Meeting in accordance with the directions given in the proxy, unless the proxy is revoked prior to the completion of voting at the Annual Meeting. Only owners of record of shares of the Company's common stock as of the close of business on March 5, 2024 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting (or any adjournment or postponement of the Annual Meeting). We are first mailing this Proxy Statement on or about March 18, 2024.

Proxy Statement Summary

The following summary highlights key information contained elsewhere in this Proxy Statement.

Corporate Governance

Some of our key governance policies and practices include:

- An **independent board**; all our directors are independent, other than our Chief Executive Officer ("CEO"); an **independent Board Chair** who is highly engaged and experienced;
- A **diverse board**, with 42% of the board being female and 33% of the board being ethnically diverse;
- **Executive sessions** of our **independent directors** held at each board meeting;
- **Annual elections** for all directors; **majority voting** in uncontested director elections;
- Full board engagement in the **strategic planning** process, including an in-depth annual strategy review and overseeing progress throughout the year;
- A Risk Committee consisting entirely of independent members that is responsible for **oversight of enterprise risks**, **including cybersecurity risks**;
- Regular evaluations of governance policies and practices, making changes when appropriate; including recently delegating additional **cybersecurity oversight responsibilities** to the Risk Committee, delegating **environmental sustainability oversight responsibilities** to the Nominating and Corporate Governance Committee, delegating additional **human capital oversight responsibilities** to the Compensation and Human Capital Committee, and adopting a **director overboarding policy**;
- Regular **engagement with stakeholders on environmental**, **social and governance ("ESG") matters**; during this proxy season management contacted holders of over 47% of our class B common stock to discuss our sustainability goals and initiatives, commitments to diversity and inclusion, and executive compensation matters;
- **Annual** board and committee **self-evaluations**, including one-on-one director discussions with the independent Board Chair;
- Comprehensive **director orientation and education** program;
- Robust **stock ownership guidelines**, including a target ownership of **eight times annual salary** for the CEO, **five times annual salary** for other executive officers and **five times the annual retainer** for directors; and
- **Restrictions on** executive officers and directors **hedging or pledging** their ownership in UPS stock.

2024 Director Nominees

Highlights

92% Independent   **61.6 years** Average age   **8.9 years** Average tenure

42% Female   **33%** Ethnically diverse

Summary information about our director nominees is below. As a group, we believe our 12 director nominees have the appropriate skills and experience to effectively oversee and constructively challenge management's performance in the execution of our strategy. For more information about our director nominees see page 21.

Name	Director Since	Principal Occupation	Committee(s)
Independent Directors			
Rodney Adkins	2013	Former Senior Vice President, International Business Machines Corporation	– Risk (Chair) – Compensation and Human Capital – Executive
Eva Boratto	2020	Chief Financial Officer, Bath & Body Works, Inc.	– Audit (Chair)
Michael Burns	2005	Former Chairman, President and Chief Executive Officer, Dana Incorporated	– Audit
Wayne Hewett	2020	Senior Advisor to Permira	– Audit
Angela Hwang	2020	Former Chief Commercial Officer and President, Pfizer Biopharmaceuticals Business, Pfizer, Inc.	– Audit
Kate Johnson	2020	President and Chief Executive Officer, Lumen Technologies, Inc.	– Nominating and Corporate Governance – Risk
William Johnson[1]	2009	Former Chairman, President and Chief Executive Officer, H.J. Heinz Company	– Nominating and Corporate Governance (Chair) – Executive
Franck Moison	2017	Former Vice Chairman, Colgate-Palmolive Company	– Nominating and Corporate Governance – Risk
Christiana Smith Shi	2018	Former President, Direct-to-Consumer, Nike, Inc.	– Compensation and Human Capital (Chair) – Risk
Russell Stokes	2020	President and Chief Executive Officer, Commercial Engines and Services, GE Aerospace	– Compensation and Human Capital – Nominating and Corporate Governance
Kevin Warsh	2012	Former Member of the Board of Governors of the Federal Reserve System, Distinguished Visiting Fellow, Hoover Institution, Stanford University	– Compensation and Human Capital – Nominating and Corporate Governance
Non-Independent Director			
Carol Tomé	2003	UPS Chief Executive Officer	– Executive (Chair)

(1) Independent Board Chair

Executive Compensation

Compensation Practices

A significant portion of executive compensation is at-risk and tied to Company performance. This helps align executive decision-making with the long-term interests of our shareowners. We also have a longstanding owner-manager culture. Compensation practices that support these principles include:

- A **balanced** mix of **cash and equity**, providing a degree of financial certainty and appropriate incentives to retain and motivate executives;
- Performance incentive equity awards which vest over multiple years, furthering both **retention** and **incentive** goals;
- **Multiple distinct goals** for annual and long-term performance incentive awards, avoiding overemphasis on any one metric and mitigating excessive risk-taking;
- Long-term performance incentive awards with a **three-year performance period**;
- Stock option awards that **vest** over a **five-year period** and only provide value if our stock price increases;
- **Clawback policy** that applies to all of our executive officers;
- Incentive compensation plan awards require a "**double trigger**" — both a change in control and a termination of employment or a failure to continue, assume or substitute the award — to accelerate vesting; and
- **No tax gross-ups** on equity awards or golden parachute excise taxes.

2023 Compensation Actions

Key 2023 compensation decisions affecting our executive officers included:

- Most **total direct compensation** was **performance-based** or considered "**at risk**" (93% for the CEO and 86% for all other named executive officers ("NEOs") as a group), page 34;
- **Base salary increases** as a result of the annual salary review process and pay mix redesign, page 36;
- **Pay mix redesign** to better align annual incentive pay with market practices, improve the competitiveness of base salaries and simplify compensation design, page 36;
- A **bifurcated performance period** for the annual incentive awards in light of continued economic uncertainty and our then-labor uncertainty; beginning with the 2024 performance period, the Compensation and Human Capital Committee has **returned to annual goal setting** for annual incentive awards, page 37;
- **Annual incentive awards** were earned and paid **below target**, page 37; and
- Previously granted **2021 Long-Term Incentive Performance** ("LTIP") awards, which had three-year performance goals ending in 2023, were earned and paid **below target**, page 40.

Say on Pay Vote

We maintain executive compensation programs that support the long-term interests of our shareowners. We provide shareowners the opportunity to vote annually, on an advisory basis, to approve the compensation of our NEOs, as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in this Proxy Statement. For more information, see page 62.

The board recommends you vote **FOR** the advisory vote to approve NEO compensation.

Ratify the Appointment of the Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2024. The board recommends you vote **FOR** the ratification of the appointment of Deloitte & Touche LLP. For more information, see page 65.

Shareowner Proposals

For the reasons described in this Proxy Statement, the board recommends you vote **AGAINST** the shareowner proposals. Information about these proposals starts on page 68.

Corporate Governance

The Board of Directors is accountable to shareowners and operates within a governance structure that we believe provides appropriate checks and balances to create long-term value. The board's responsibilities include:

- Establishing an appropriate corporate governance structure;
- Supporting and overseeing management in setting long-term strategic goals and applicable measures of value-creation;
- Providing oversight on the identification and management of materials risks;
- Establishing appropriate executive compensation structures; and
- Monitoring business issues that have the potential to significantly impact the Company's long-term value.

We regularly review and update our corporate governance policies and practices in response to the evolving needs of our business, shareowner and other stakeholder feedback, regulatory changes, and other corporate developments. Following is an overview of our corporate governance structure and processes, including key aspects of our board operations.

Selecting Director Nominees

Maintaining a board of individuals independent of management, with the appropriate skills and experience, and of the highest personal character, integrity and ethical standards, is critical to the proper functioning of the board. The Nominating and Corporate Governance Committee seeks to promote diversity in the boardroom with respect to **gender, age, ethnicity, skills, experience, perspectives, and other factors.** Our directors' biographies beginning on page 21 highlight factors that the board considered when nominating these individuals.

Nomination Process

1. **Board Composition Review**

    The board's annual self-evaluation helps the Nominating and Corporate Governance Committee identify needs by **assessing areas where additional diversity, perspectives, expertise, skills or experience may be desired**. The Nominating and Corporate Governance Committee also conducts regular in-depth board composition reviews.

2. **Candidate Identification**

    The Nominating and Corporate Governance Committee uses a variety of sources to identify a diverse pool of potential candidates. Sources include board members, members of management, independent consultants and shareowner recommendations. Prospective candidates are evaluated after taking into account feedback from consultants, management and board members, candidate background and qualification reviews, and open discussions between the Nominating and Corporate Governance Committee and the full board. This process allows for **active and ongoing consideration** of potential directors with a **focus on long-term** Company strategy.

3. **Shortlisted Candidates**

    The Nominating and Corporate Governance Committee maintains a diverse list of potential director candidates according to desired skills, experiences and backgrounds. The list is reviewed at each Nominating and Corporate Governance Committee meeting and updated as appropriate. Each candidate is evaluated to ensure that existing and planned future commitments would not materially interfere with expected board responsibilities.

4. **Recommendation, Nomination and Election**

    Candidates recommended by the Nominating and Corporate Governance Committee and approved by the board are nominated for election. **Directors are elected annually**.

Result: 5 new independent directors added since 2020; 42% director refreshment since 2020.

Shareowner recommended director candidates are considered on the same basis as recommendations from other sources. Shareowners can recommend a candidate by writing to the UPS Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. Submissions must contain the prospective candidate's name and a detailed description of the experience, qualifications, attributes and skills that make the individual a suitable director candidate.

Board Leadership Structure

Based on the periodic evaluation and recommendation of the Nominating and Corporate Governance Committee, the board determines the most appropriate board leadership structure, including who should serve as Board Chair, and whether the roles of Board Chair and CEO should be separated or combined. In making this determination, the board evaluates a number of factors, including professional experience, operational responsibilities and corporate governance developments.

In October 2020, in connection with Carol Tomé's election as CEO, the board determined that it was in the best interests of the Company to enable Carol to focus on leading the Company, and separated the roles of Board Chair and CEO. Bill Johnson, who had been serving as our independent Lead Director, was appointed Board Chair.

Bill has served on our board since 2009 and served as independent Lead Director from 2016 until October 2020. He has deep institutional knowledge of the Company and provides strong continuity of leadership. He devotes significant time to understanding our business and communicating with the CEO, and other directors, between meetings. He draws on his extensive knowledge of our business, industry, strategic priorities and competitive developments to set the board's agendas in collaboration with the CEO, and he seeks to ensure that board meetings are productive and interactions with the directors facilitate a useful exchange of viewpoints. Bill's value to the board is underscored by the board's decision to extend his tenure beyond the board's mandatory retirement age of 75; in connection with our director nomination process, the board determined to grant Bill a one-year waiver from that requirement so that he can continue to lead the board.

Carol is available to all directors between meetings and meets regularly with the Board Chair, and with the directors individually and as a group, to receive feedback from the board. Bill's collaboration with Carol allows the board to focus attention on the issues of greatest importance to the Company and its shareowners and our CEO to focus primarily on leading the Company.

Furthermore, all the members of each of the Audit Committee, the Compensation and Human Capital Committee, the Nominating and Corporate Governance Committee and the Risk Committee are independent. Each committee is led by a chairperson who sets the meeting agendas and reports to the full board on the committee's work. Additionally, the independent directors meet in executive session without management present at each board meeting, as described below.

Executive Sessions of Independent Directors

Directors hold executive sessions without management present at each regular board meeting. The Board Chair determines the agenda and presides at each session. The Board Chair generally invites the CEO to join a portion of the executive session to receive feedback from the board and when deemed appropriate otherwise. In addition, throughout the year the Board Chair meets individually with each director to discuss issues that are important to the board and to solicit and provide further feedback.

Board and Committee Evaluations

The board's performance is critical to our long-term success and the protection of stakeholders' interests. The board employs both an ongoing informal and a formal annual process to evaluate its performance and the contributions of individual directors to the successful execution of the board's obligations. The Board Chair frequently considers the performance of the board and the board's committees and has informal discussions about individual director contributions to the board. The Board Chair shares feedback from these discussions with the full board and with individual board members. In addition, during 2023 the Board Chair met individually with each director to discuss overall board effectiveness and performance, individual director time commitments and potential 2024 board agenda items.

Formal Evaluation Process

1. **Detailed Formal Annual Evaluation Process**

   The Board of Directors, Audit Committee, Compensation and Human Capital Committee, Nominating and Corporate Governance Committee, and Risk Committee each conduct an annual self-assessment. The Nominating and Corporate Governance Committee oversees the annual board assessment process and the implementation of the annual committee self-assessments.

2. **Questionnaires**

   All board and committee members complete a detailed confidential questionnaire each year. The questionnaire provides for quantitative ratings in key areas, including overall board effectiveness, meeting effectiveness, access to information, information format, board committee structure, access to management, succession planning, meeting dialogue, communication with the CEO, operational reporting, financial oversight, capital structure and financing, capital spending, long-term strategic planning, risk oversight, crisis management and time management. The questionnaire also allows directors to provide written feedback and make detailed anonymous comments. In 2023, the Company engaged a new, independent third party to administer and report on the evaluations.

3. **Review**

   The results of the committee self-assessments are reviewed by each committee and discussed with the full board. The Nominating and Corporate Governance Committee Chair reviews the results of committee self-assessments and discusses the responses with the chairs of the other board committees as appropriate. The Nominating and Corporate Governance Committee Chair also reviews and discusses the board evaluation results with the full board.

4. **Follow-up**

   Matters requiring follow-up are addressed by the Nominating and Corporate Governance Committee Chair or the chairs of the other committees as appropriate.

Result: Feedback from these evaluations has led to several improvements in board functionality in recent periods, including changes to the format and delivery of board meeting materials, board meeting agendas and recurring topics, strategic planning and oversight, director recruitment practices and orientation, allocation of responsibilities among the board's committees and succession planning.

Board Refreshment and Succession



8.9 years nominee average tenure

Newer directors (< 5 years)	▪▪▪▪▪
Medium-tenured directors (5-10 years)	▪▪
Longer-tenured directors (> 10 years)	▪▪▪▪▪

The Nominating and Corporate Governance Committee regularly evaluates board composition and necessary skills as our business evolves over time. We seek a balance of knowledge and experience that comes from longer-term board service with new ideas and perspectives that can come from newer directors. Since 2020, we have added five new directors, and have had four directors retire. The average tenure of the director nominees reflects an appropriate balance between different perspectives brought by newer and long-serving directors.

Board Oversight of Strategic Planning

The board's responsibilities include oversight of strategic planning. Effective oversight requires a high level of constructive engagement between management and the board. The board leverages its substantial experience and expertise and is fully engaged in the Company's strategic planning process. Management develops and prioritizes strategic plans on an annual basis. Management then reviews these plans with the board on an annual basis, along with the Company's challenges, opportunities, industry dynamics, and legal, regulatory and governance developments, and other significant strategic matters.

Management provides the board comprehensive updates throughout the year regarding progress on the Company's strategic plans. Management also provides regular updates regarding the achievement of the Company's financial and other goals. In addition, the CEO communicates regularly with the board on important business opportunities, financial and operational performance matters, risks and other developments such as sustainability, human capital, labor and customer relations, both during and outside the regular board meeting cycle.

Management Development and Succession Planning

Succession planning and talent development are important at all levels within our organization. The board oversees management's emergency and long-term succession plans at the executive officer level, most importantly the CEO position. The board annually reviews succession plans for senior management including the CEO, all in the context of the Company's overall business strategy and with a focus on risk management. More broadly, the board and the Compensation and Human Capital Committee are regularly updated on key talent indicators for the overall workforce, including diversity, recruiting and development programs.

The board's succession planning activities are ongoing and strategic and are supported by board committees and independent third-party consultants as needed. In addition, the CEO annually provides an assessment to the board of senior leaders and their potential to succeed at key senior management positions. As a part of this process, potential leaders interact with board members through formal presentations and during informal events.

We also utilize a formal director engagement program in which directors meet with individual executive officers, visit Company operations, participate in employee events and receive in-depth subject matter updates outside of the regular board meeting process. These additional engagements encourage the ongoing exchange of ideas and information between directors and management, facilitate the board's oversight responsibilities, and support management development and succession planning efforts.

Risk Oversight

Board of Directors

Risk management oversight is an essential board responsibility. The board regularly discusses our most significant risks and how these risks are being managed. The Company's enterprise risk management process is designed to identify potential events that may affect the achievement of the Company's objectives or have a material adverse effect on the Company. The board reviews periodic assessments from this process and participates in the Company's annual enterprise risk survey. The board has delegated to its standing committees specific risk oversight responsibilities as set out below and receives regular reports from the committees on appropriate areas of risk management.

Risk Committee	Audit Committee	Compensation and Human Capital Committee	Nominating and Corporate Governance Committee
Oversees management's identification and evaluation of strategic enterprise risks, including risks associated with intellectual property, operations, privacy, technology, information security, cybersecurity and cyber incident response, and business continuity.	Oversees policies with respect to financial risk assessment, including guidelines to govern the process by which major financial and accounting risk assessment and management is undertaken.	Considers risks associated with compensation policies and practices, with respect to both executive compensation and compensation generally, and considers other human capital risks.	Considers risks related to succession planning, political contributions and lobbying, sustainability and stakeholder engagement matters, among others.

The Company's Chief Legal and Compliance Officer, Chief Digital and Technology Officer, Chief Information Security Officer, and Vice President of Compliance and Internal Audit each meet individually with the Risk Committee on a regular basis. The Chair of the Risk Committee also meets frequently with the Chief Digital and Technology Officer between meetings.

The Risk Committee updates the board annually on the Company's enterprise risk management survey and risk assessment results. The board provides feedback to the Company about significant enterprise risks and assesses the Company's identification of its most significant risk areas. The Risk Committee also coordinates with the Audit Committee, including through periodic joint meetings, to enable the Audit Committee to perform its risk related responsibilities. The Risk Committee oversees the Company's approach to cybersecurity risk assessment and mitigation by, among other things:

- reviewing the Company's cybersecurity insurance program;
- reviewing at least annually the Company's cybersecurity budget;
- discussing the results of various internal cybersecurity audits and periodic independent third-party assessments of the Company's cybersecurity programs;
- being briefed on cybersecurity matters by outside experts; and
- receiving regular updates from the Company's Chief Information Security Officer ("CISO") and others on cybersecurity risks, operational metrics, compliance and regulatory developments, training programs, risk mitigation activities, key projects and industry developments.

The Company's Chief Legal and Compliance Officer, Chief Digital and Technology Officer, CISO and Vice President of Compliance and Internal Audit participate in Risk Committee meetings and meet individually with the Risk Committee on a periodic basis to discuss and address relevant matters, including the Company's approach to cybersecurity risk assessment and mitigation.

The Audit Committee has additional risk assessment and risk oversight responsibilities, specifically with respect to financial risk assessment. The Chief Legal and Compliance Officer, CEO, Chief Financial Officer and Vice President of Compliance and Internal Audit each meet individually with the Audit Committee on a regular basis.

In addition, the Company's Chief Legal and Compliance Officer reports directly to our CEO, providing visibility into the Company's risk profile. The board believes that the work undertaken by its committees, together with the work of the full board and the Company's senior management, enables effective oversight of the Company's management of risk.

Stakeholder Engagement

Maintaining open and ongoing dialogs with key stakeholders is an important component of our corporate culture. Our management team participates in numerous investor meetings throughout the year to discuss our business, strategy and financial results. This includes in-person, telephone and webcast conferences, as well as key site visits.

In addition, each year we undertake an ESG stakeholder outreach program in which we discuss progress on our ESG journey. This year we contacted holders of over 47% of our class B common stock as a part of this program. Engagement provides us with the opportunity to understand issues of significant importance to stakeholders and to receive feedback on our practices and disclosures. Similarly, it provides us with an opportunity to discuss how management believes its actions are aligned with long-term value creation.

We also proactively correspond with other key stakeholders throughout the year. We share feedback from our financial and ESG engagements with the board, the Compensation and Human Capital Committee, and the Nominating and Corporate Governance Committee as appropriate.



We consider the views of our shareowners and other stakeholders when evaluating our ESG policies and practices; for example, in recent years we have:

- Announced a number of environmental, social and human capital goals, including a carbon neutral by 2050 goal;
- Accelerated our sustainability reporting;
- Increased disclosures around individual director racial, ethnic and gender diversity;
- Increased our commitments to diversity, equity and inclusion, volunteerism and charitable giving;
- Separated the Board Chair and CEO roles;
- Appointed an independent Board Chair;
- Increased board diversity;
- Expanded reporting on lobbying activities;
- Revised the Risk Committee charter to specifically identify cybersecurity oversight responsibilities;
- Revised the Nominating and Corporate Governance Committee charter to include oversight of environmental sustainability matters and risks; and
- Revised the Compensation and Human Capital Committee charter to include oversight of performance and talent management, diversity, equity and inclusion, work culture and employee development and retention.



The Compensation and Human Capital Committee considers shareowner feedback, along with the market information and analysis provided by its independent compensation consultant, when making decisions about our executive compensation programs. We have:

- Updated the peer group for executive and director compensation market comparisons;
- Enhanced the competitiveness of our performance-based annual compensation program;
- Eliminated single-trigger equity vesting following a change in control;
- Added relative total shareowner return as a component of our Long-Term Incentive Plan awards;
- Reevaluated performance metrics under incentive compensation plans for proper design to incent towards long-term Company value creation;
- Provided additional detail around the performance measures used for our annual and long-term incentive plans;
- Adopted a mandatory incentive compensation clawback policy applicable to executive officers;
- Approved the return to a single, annual goal setting process for annual incentive program design; and
- Added an individual payout cap to our annual incentive plan.

Political Engagement

Overview

Responsible participation in the political process is important to our success and the protection and creation of shareowner value. We participate in this process in accordance with good corporate governance practices. Our Political Engagement Policy ("policy") is summarized below and is available at www.investors.ups.com. In addition, as a component of our ongoing governance evaluation process, we recently expanded our reporting around lobbying and trade association memberships.

- The Nominating and Corporate Governance Committee oversees the policy;

- Corporate political contributions are restricted;

- We publish a semi-annual political engagement report on our investor relations website; and

- Eligible employees can make political contributions through a Company-sponsored political action committee ("UPSPAC"). UPSPAC is organized and operated on a voluntary, nonpartisan basis and is registered with the Federal Election Commission.

Oversight and Processes

Political contributions are made in a legal, ethical and transparent manner that best represents the interests of stakeholders. Political and lobbying activities require prior approval of the UPS Public Affairs department and are subject to review (and in some cases prior approval) by the Nominating and Corporate Governance Committee.

Senior management works with Public Affairs on furthering our business objectives and protecting and enhancing shareowner value. The Chief Corporate Affairs and Sustainability Officer reviews political and lobbying activities and regularly reports to the board and the Nominating and Corporate Governance Committee.

Lobbying and Trade Associations

Public Affairs coordinates our lobbying activities, including engagements with federal, state, and local governments. UPS is also a member of a variety of trade associations that engage in lobbying. Lobbying activities require prior approval of Public Affairs.

The Nominating and Corporate Governance Committee regularly reviews UPS's participation in trade associations that engage in lobbying to determine if our involvement is consistent with UPS business objectives and whether participation exposes the Company to excessive risk.

Lobbying activities are governed by comprehensive policies and practices designed to facilitate compliance with laws and regulations, including those relating to the lobbying of government officials, the duty to track and report lobbying activities, and the obligation to treat lobbying costs and expenses as nondeductible for tax purposes.

Political Activity Transparency

We believe in transparency in our political activities. We publish semi-annual political engagement reports, which are reviewed and approved by the Nominating and Corporate Governance Committee. The reports provide:

- Amounts and recipients of any federal and state Company political contributions in the U.S. (if any such expenditures are made);

- The names of trade associations that receive $50,000 or more and that use a portion of the payment for political contributions; and

- The names of trade associations or other organizations that draft model legislation that received $25,000 or more in membership dues from UPS in a given year, and the percentage of dues used for lobbying purposes. These disclosures were recently added as a governance enhancement based on stakeholder feedback.

Our most recent report is available on our investor relations website at www.investors.ups.com. We also publicly file a federal Lobbying Disclosure Act Report each quarter, providing information on activities associated with influencing legislation through communications with any member or employee of a legislative body, or with any covered executive branch official. This report discloses expenditures for the quarter, describes the specific pieces of legislation that were the topic of communications, and identifies the individuals who lobbied on behalf of UPS. We file similar publicly available periodic reports with state agencies reflecting state lobbying activities.

Sustainability

We are the world's premier package delivery company and a leading provider of global supply chain management solutions. We offer a broad range of industry-leading products and services through our extensive global presence. Our services include transportation and delivery, distribution, contract logistics, ocean freight, air freight, customs brokerage and insurance.

We operate one of the largest airlines and one of the largest fleets of alternative fuel vehicles under a global UPS brand that stands for quality and reliability. We deliver packages each business day for approximately 1.6 million shipping customers to 10.2 million delivery recipients in over 200 countries and territories. In 2023, we delivered an average of 22.3 million packages per day, totaling 5.7 billion packages during the year. Our success depends on economic stability, global trade and a society that welcomes opportunity. We understand the importance of acting responsibly as a business, an employer and a corporate citizen.

The board considers key economic, environmental and social sustainability risks and opportunities as part of its involvement in and oversight of UPS's strategic planning. The board also regularly reviews the effectiveness of our risk management and due diligence processes related to material sustainability topics. In executing its responsibilities, the board recently delegated oversight of environmental sustainability matters to the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee monitors the development, implementation, and progress of the Company's environmental sustainability goals and regularly reports on those matters to the board. Authority for day-to-day management of sustainability matters has been delegated to management. Our Chief Corporate Affairs and Sustainability Officer reports directly to the Company's CEO and regularly reports to the board regarding sustainability strategies, priorities, goals and performance. In addition, the board is regularly briefed on issues of concern for customers, unions, employees, retirees, investors, governmental entities and other stakeholders. For additional information on board oversight, see page 14.

Each year we publish corporate sustainability reports showcasing the goals, recent achievements and challenges of our commitment to balancing the economic, environmental and social aspects of our business. In response to stakeholder interest, we have recently accelerated the timing of these reports to provide stakeholders with more current information in advance of our Annual Meeting. These reports are available at https://about.ups.com/us/en/social-impact/reporting.html. Our sustainability goals are aspirational and may change. Statements regarding our goals are not guarantees or promises that they will be met.

Human Capital Management

Our success is dependent upon our people, working together with a common purpose. As we seek to capture new opportunities and pursue growth, we believe that transforming the UPS employee experience is foundational to our success. This requires a thoughtful balance between the culture we have cultivated over the years and the new perspectives we need to take the business into the future. We believe that UPS employees are among the most motivated and highest-performing in the industry, and provide us a competitive advantage. To assist with employee recruitment and retention, we continue to review the competitiveness of our employee value proposition, including benefits and pay, training, talent development and promotion opportunities.

We have approximately 500,000 employees (excluding temporary seasonal employees), of which 414,000 are in the U.S. and 86,000 are located internationally. Our global workforce includes approximately 85,000 management employees (42% of whom are part-time) and 415,000 hourly employees (48% of whom are part-time). More than 70% of our U.S. employees are represented by unions, primarily those employees handling or transporting packages. Many of these employees are employed under a national master agreement and various supplemental agreements with local unions affiliated with the International Brotherhood of Teamsters ("Teamsters"). In the third quarter of 2023, the Teamsters fully ratified a new national master agreement that expires July 31, 2028. In addition, approximately 3,300 of our pilots are represented by the Independent Pilots Association ("IPA"). Our agreement with the IPA becomes amendable September 1, 2025.

Oversight and management

We seek to create an inclusive and equitable environment that brings together a broad spectrum of backgrounds, cultures and stakeholders. We believe leveraging diverse perspectives and creating inclusive environments improves our organizational effectiveness, cultivates innovation, and drives growth.

Our board, directly and through the Compensation and Human Capital Committee, is responsible for oversight of human capital matters. Effective oversight is accomplished through a variety of methods and processes including regular updates and discussions around human capital transformation efforts, technology initiatives impacting the workforce, health and safety matters, employee survey results related to culture and other matters, hiring and retention, employee demographics, labor relations and contract negotiations, compensation and benefits, succession planning and employee training initiatives.

In addition, the Compensation and Human Capital Committee charter has been expanded to include oversight responsibility for performance and talent management, diversity, equity and inclusion, work culture and employee development and retention. We believe the board's oversight of these matters helps identify and mitigate exposure to labor and human capital management risks, and is part of the broader framework that guides how we attract, retain and develop a workforce that aligns with our values and strategies.

Total rewards

We offer competitive compensation and benefits. In addition, our long history of employee stock ownership aligns the interests of our management team with shareowners. In the U.S., benefits provided to our non-union employees typically include:

- comprehensive health insurance coverage;
- life insurance;
- short- and long-term disability coverage;
- child/elder care spending accounts;
- work-life balance programs;
- an employee assistance program; and
- a discounted employee stock purchase plan.

We invest in our people by offering a range of other benefits, such as paid time off, retirement plans, and education assistance. In the U.S., these other benefits are generally provided to non-union employees without regard to full-time or part-time status.

Employee health and safety

We seek to provide industry-leading employee health, safety and wellness programs across our workforce. UPS's Comprehensive Health and Safety Program ("CHSP") is an occupational health and safety system tailored to our varied operational environments. Our CHSP covers a wide array of roles, from package handling to administration, and spans geographical boundaries to include sorting facilities, mobile logistics, administrative offices, and other locations worldwide. UPS conducts audits to assess specific risks and hazards, including equipment safety, workplace environment, and emergency response protocols. We monitor our safety performance through various measurable targets, including lost time injury frequency and the number of recorded auto accidents.

Collective bargaining

We bargain in good faith with the unions that represent our employees. We frequently engage union leaders at the national level and at local chapters throughout the U.S. We participate in works councils and associations outside the U.S., which allows us to respond to emerging issues abroad. This work helps our operations to build and maintain productive relationships with our employees. For additional information on the union membership of our employees, see "Human Capital Management" above.

Majority Voting and Director Resignation Policy

Our Bylaws provide for majority voting in uncontested director elections. The number of votes cast for a nominee must exceed the number of votes cast against that person. Any incumbent director who does not receive a majority of the votes cast must offer to resign from the board.

In such an event, the Nominating and Corporate Governance Committee will recommend to the board whether to accept or reject the director's offer to resign after considering all relevant factors. The board will act on the recommendation within 90 days following certification of the election results after considering all relevant information.

Any director who offers to resign must recuse himself or herself from the board vote, unless the number of independent directors who were successful incumbents is fewer than three. The board will promptly disclose its decision regarding any director's offer to resign, including its reasoning. If the board determines to accept a director's offer to resign, the Nominating and Corporate Governance Committee will recommend whether and when to fill such vacancy or whether to reduce the size of the board.

Board Meetings and Attendance

The board held seven meetings during 2023. Also during 2023, the Audit Committee met nine times, the Compensation and Human Capital Committee met six times, the Nominating and Corporate Governance Committee met four times and the Risk Committee met four times (including a joint meeting with the Audit Committee). Prior to meetings, the Board Chair and the committee chairs work with management to determine and prepare agendas for the meetings.

Board meetings generally occur over two days. Board committees generally meet on the first day, followed by the board meeting. The second day typically consists of reports from each committee chair to the full board, additional presentations by internal business leaders or others with expertise in various subject matters, and an executive session consisting of only independent board members.

All directors attended at least 75% of the total number of board and any committee meetings of which he or she was a member in 2023. Our directors are expected to attend each annual shareowner meeting, and all directors attended the 2023 Annual Meeting. The independent directors met in executive session at all board meetings held in 2023.

Code of Business Conduct

We are committed to conducting our business in accordance with the highest ethical principles. Our Code of Business Conduct is applicable to anyone who represents UPS, including our directors, executive officers and all other employees and agents of UPS. A copy of our Code of Business Conduct is available on our investor relations website at www.investors.ups.com.

Conflicts of Interest and Related Person Transactions

Our Audit Committee is responsible for overseeing our Code of Business Conduct, which includes policies regarding conflicts of interest. The Code requires employees and directors to avoid conflicts of interest, defined as situations where the person's private interests conflict, or may appear to conflict, with the interests of UPS.

We maintain a written related person transactions policy that applies to any transaction or series of transactions in which: (1) the Company or any of its subsidiaries is a participant; (2) any "related person" (executive officer, director, greater than 5% beneficial owner of the Company's common stock, or an immediate family member of any of the foregoing) has or will have a material direct or indirect interest; and (3) the aggregate amount involved since the beginning of the Company's last completed fiscal year will exceed or may reasonably be expected to exceed $100,000.

The policy provides that related person transactions that may arise during the year are subject to the Audit Committee's reasonable prior approval. If advance approval of a related person transaction is not possible, then the transaction will be considered and, if deemed appropriate, ratified no later than the Audit Committee's next regularly scheduled meeting. In determining whether to approve or ratify a transaction, the Audit Committee will consider, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstance, the extent of the related person's interest in the transaction, whether the transaction would impair independence of a non-employee director and whether there is a business reason for UPS to enter into the transaction. A copy of the policy is available on our investor relations website at www.investors.ups.com. The Company did not engage in any related person transactions since January 1, 2023 that require disclosure in this Proxy Statement or under the Company's policy.

At least annually, each director and executive officer completes a questionnaire in which they are required to disclose any business relationships that may give rise to a conflict of interest, including transactions where UPS is involved and where an executive officer, a director or a related person has a direct or indirect material interest. We also review the Company's financial systems and any related person transactions to identify potential conflicts of interest. The Nominating and Corporate Governance Committee reviews a summary of this information and makes recommendations to the Board of Directors regarding each board member's independence.

We have immaterial ordinary course of business transactions and relationships with companies with which our directors are associated. The Nominating and Corporate Governance Committee reviewed the transactions and relationships that occurred since January 1, 2023 and believes they were entered into on terms that are both reasonable and competitive and did not affect director independence. Additional transactions and relationships of this nature may be expected to take place in the ordinary course of business in the future.

Transactions in Company Stock

We prohibit our executive officers and directors from hedging or pledging their ownership in UPS stock. Specifically, they are prohibited from purchasing or selling derivative securities relating to UPS stock and from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of UPS securities. Furthermore, our employees, officers and directors are prohibited from engaging in short sales of UPS stock.

Corporate Governance Guidelines and Committee Charters

Our Corporate Governance Guidelines and the charters for each of the board's committees are available on our investor relations website at www.investors.ups.com. Each committee reviews its charter annually. In addition, the Nominating and Corporate Governance Committee reviews our Corporate Governance Guidelines annually and recommends any changes to the board for approval. When amending our committee charters or Corporate Governance Guidelines, we consider current governance trends and best practices, changes in regulatory requirements, advice from outside sources and input from stakeholders.

Communicating with the Board of Directors

Stakeholders may communicate directly with the board, with the non-management directors as a group, or with any specific director, by writing to the UPS Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. Please specify to whom your letter should be directed. After review by the Corporate Secretary, appropriate communications will be forwarded to the addressee. Advertisements, solicitations for business, requests for employment, requests for contributions, matters that may be better addressed by management or other inappropriate materials will not be forwarded.

Our Board of Directors

Proposal 1 — Director Elections

> **What am I voting on?** Election of each of the 12 named director nominees to hold office until the 2025 Annual Meeting and until their respective successors are elected and qualified.
>
> **Board's Recommendation:** Vote **FOR** the election of each nominee.
>
> **Vote Required:** A director will be elected if the number of votes cast for that director exceeds the number of votes cast against that director.

The board has nominated the individuals named below for election as directors at the Annual Meeting. All nominees were elected by shareowners at our last Annual Meeting. If elected, all nominees are expected to serve until the next Annual Meeting and until their respective successors are elected and qualified. If any nominee is unable to serve as a director, the board may reduce the number of directors that serve on the board or choose a substitute nominee. Any nominee who is currently a director, and for whom more votes are cast against than are cast for, must offer to resign from the board.

As a group, our director nominees, all of whom are currently directors, effectively oversee and constructively challenge management's performance in the execution of our strategy. Our directors' broad professional skills and experiences contribute to a wide range of perspectives in the boardroom. The Nominating and Corporate Governance Committee regularly assesses the skills and experience necessary for our board to function effectively and considers where additional expertise may be needed.

Diversity with respect to gender, age, ethnicity, skills, experience, perspectives, and other factors is a key consideration when identifying and recommending director nominees. Diversity in our boardroom supports UPS's continued success. While we do not have a formal policy on board diversity, our Corporate Governance Guidelines emphasize diversity, and the Nominating and Corporate Governance Committee actively considers and assesses diversity in recruitment and nominations of director candidates through periodic board composition evaluations.

Our Corporate Governance Guidelines provide that an individual should not be eligible for nomination or election as a director of the Company after he or she reaches the age of 75 (the "retirement age requirement"). After taking into account the value our Board Chair Bill Johnson provides to the board through, among other things, his tenure, leadership roles, extensive knowledge of our business, industry, strategic priorities and competitive developments he uses to set the board's agendas in collaboration with the CEO, and his relationships with our executives, the board (other than Bill) determined it was in the best interests of the Company and its shareowners to grant Bill a one-year waiver from the retirement age requirement so that he can continue to lead the board.

Biographical information about the director nominees appears below, including information about the experience, qualifications, attributes, and skills considered by our Nominating and Corporate Governance Committee and board in determining that the nominee should serve as a director, and director demographics. For additional information about how we identify and evaluate nominees for director, see page 10.

Director Nominee Skills, Experience and Diversity

Highlights

92% Independent **61.6 years** Average age **8.9 years** Average tenure

42% Female **33%** Ethnically diverse

Skills and Experience / Attributes	R. Adkins	E. Boratto	M. Burns	W. Hewett	A. Hwang	K. Johnson	W. Johnson	F. Moison	C. Smith Shi	R. Stokes	C. Tomé	K. Warsh
CEO			●	●		●	●				●	
CFO		●									●	
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Geopolitical Risk								●				●
Global / International			●	●	●		●	●	●			●
Healthcare		●		●	●							
Human Capital Management						●	●			●		
Operational			●	●	●	●	●	●	●	●		
Risk / Compliance / Government	●	●								●	●	●
Sales / Marketing						●	●	●	●	●		
Small and Medium-Sized Businesses		●		●		●				●		
Supply Chain Management	●			●	●		●	●	●			
Technology / Technology Strategy	●		●			●				●		
Other Public Company Board Service	●			●		●	●	●	●		●	●
Race / Ethnicity												
Asian / Asian American					●							
Black / African American	●			●						●		
White		●	●			●	●	●	●		●	●
Gender												
Female		●			●	●			●		●	
Male	●		●	●			●	●		●		●

Director Nominee Biographical Information



Carol Tomé

UPS Chief Executive Officer

Age: 67

Director since 2003

Board Committee

Executive (Chair)

Career

Carol was appointed UPS's Chief Executive Officer effective June 2020. As CEO, Carol has primary responsibility for managing the Company's day-to-day operations, and for developing and communicating our strategy. She was Chief Financial Officer of The Home Depot, Inc., one of the world's largest retailers, from 2001; and Executive Vice President Corporate Services from 2007 until her retirement in 2019. At The Home Depot, she provided leadership in the areas of real estate, financial services and strategic business development. Her corporate finance duties included financial reporting and operations, financial planning and analysis, internal audit, investor relations, treasury and tax. She previously served as Senior Vice President Finance and Accounting and Treasurer from 2000 until 2001; and from 1995 until 2000 she served as Vice President and Treasurer. Carol serves on the Board of Directors of Verizon Communications, Inc. and served on the Board of Directors of Cisco Systems, Inc. until 2020.

Reasons for election

Carol has a thorough understanding of our strategies and operations as a result of serving as Chief Executive Officer, and from her extensive experience gained from serving on the board and as Chair of the Audit Committee prior to becoming Chief Executive Officer. She has an in-depth knowledge of logistics and has broad experience in corporate finance and risk and compliance gained throughout her career at The Home Depot. She brings the experience of having served as Chief Financial Officer of a complex, multi-national business with a large, labor intensive workforce. Carol also has experience with strategic business development, including e-commerce strategy.



Rodney Adkins

Former Senior Vice President, International Business Machines Corporation

Age: 65

Director since 2013

Board Committees

Risk (Chair)

Compensation and Human Capital

Executive

Career

Rod is President of 3RAM Group LLC, a private company specializing in capital investments, business consulting and property management services. Prior to that role, Rod served as IBM's Senior Vice President of Corporate Strategy before retiring in 2014. Rod was previously IBM's Senior Vice President, Systems and Technology Group, a position he held since 2009, and senior vice president of STG development and manufacturing, a position he held since 2007. In his over 30-year career with IBM, a multinational technology company, Rod held several other development and management roles, including general management positions for the PC Company, UNIX Systems and Pervasive Computing. Rod currently serves as non-executive Chairman of Avnet, Inc., in addition to serving on the Boards of Directors of PayPal Holdings, Inc. and W.W. Grainger, Inc. He retired from the Board of Directors of PPL Corporation in 2019.

Reasons for election

As a senior executive of a public technology company, Rod gained a broad range of experience, including in emerging technologies and services, global business operations, and supply chain management. He remains a recognized leader in technology and technology strategy. Rod devotes significant time and attention to his roles as a board member and Risk Committee Chair. In addition, the board benefits from Rod's experience serving as a director of other publicly traded companies.



Eva Boratto

Chief Financial Officer, Bath & Body Works, Inc.

Age: 57	Board Committee
Director since 2020	Audit (Chair)

Career

Eva has served as the Chief Financial Officer of Bath & Body Works, Inc., a leader in personal care and home fragrances, since August 2023. She previously served as the Chief Financial Officer for Opentrons Labworks, Inc., a privately held life sciences company, from February 2022 until July 2023.

Eva served as Executive Vice President and Chief Financial Officer for CVS Health Corporation, a diversified health services company, from 2018 until her retirement in 2021. In this role, Eva was responsible for all aspects of the company's financial strategy and operations, including accounting and financial reporting, investor relations, mergers and acquisitions, treasury and capital planning, investments, risk management, tax, budgeting and planning, and procurement. Prior to this role, from 2017 to 2018, Eva was Executive Vice President, Controller and Chief Accounting Officer for CVS Health. She served as Senior Vice President and Chief Accounting Officer of CVS Health from 2013 to 2017. Eva joined the company in 2010 and served as Senior Vice President for pharmacy benefit management finance until 2013.

Reasons for election

Eva brings to the board extensive corporate finance experience gained throughout her career as a Chief Financial Officer at multiple companies. She also brings the experience of having served as a senior executive at a complex healthcare business with a large workforce and extensive retail presence, and at a smaller, growth oriented business, including deep knowledge of financial reporting and accounting standards. Eva also provides the board with the benefits of her experience with strategic risk management matters.



Michael Burns

Former Chairman, Chief Executive Officer and President, Dana Incorporated

Age: 72	Board Committee
Director since 2005	Audit

Career

Mike was the Chairman, President and Chief Executive Officer of Dana Incorporated, a global manufacturer of technology driveline, sealing and thermal-management products, from 2004 until his retirement in 2008. He joined Dana Incorporated in 2004 after 34 years with General Motors Company. During his tenure at General Motors, Mike held various positions of increasing responsibility, including serving as President of General Motors Europe AG from 1998 to 2004.

Reasons for election

Mike has years of senior leadership experience gained while managing large, complex businesses and leading an international organization that operated in a highly competitive industry. He also has experience in design, engineering, manufacturing, and sales and distribution. Mike also brings deep knowledge of technology and the supply of components and services to major vehicle manufacturers.



Wayne Hewett

Senior Advisor to Permira

Age: 59

Director since 2020

Board Committee

Audit

Career

Since 2018, Wayne has served as a senior advisor to Permira, a global private equity firm. As a part of his role at Permira, Wayne serves in the following capacities at Permira Funds private portfolio companies: Non-Executive Chairman of Cambrex Corporation, a leading contract developer and manufacturer of active pharmaceutical ingredients, since 2020; director of Lytx, a telematics solutions provider, since 2021; as lead director of Hexion Chemicals, a specialty chemicals and performance materials manufacturer, since 2023; and as Non-Executive Chairman of Quotient Sciences, a drug development accelerator, since 2023.

Wayne served as Chief Executive Officer and as a member of the Board of Directors of Klöckner Pentaplast Group, a leading supplier of plastic films for pharmaceutical, medical devices, food and other specialty applications, from 2015 to 2017. He also served as President and as a member of the Board of Directors, of Platform Specialty Products Corporation during 2015, and as President, Chief Executive Officer and as a member of the Board of Directors of Arysta LifeScience Corporation from 2010 to 2015. Arysta was acquired in 2015 by Platform Specialty Products Corporation. Prior to joining Arysta, he served as a senior consultant to GenNx360, a private equity firm focused on sponsoring buyouts of middle market companies. He also spent over two decades at General Electric Company, serving in a variety of executive roles. Wayne currently serves on the Boards of Directors of The Home Depot, Inc. and Wells Fargo, Inc.

Reasons for election

Wayne has extensive experience in general management, finance, supply chain, operational and international matters gained through serving in various executive roles. He has significant experience executing company-wide initiatives across large organizations, developing proprietary products, optimizing supply chains, and using emerging technologies to provide new products and services. He brings insights on business operations and risk management through his senior management roles. In addition, Wayne has valuable experience serving as a director of other publicly traded companies.



Angela Hwang

Former Chief Commercial Officer and President, Pfizer Biopharmaceuticals Business, Pfizer, Inc.

Age: 58

Director since 2020

Board Committee

Audit

Career

Angela serves as an advisor to Pfizer, Inc., a multinational pharmaceutical and biotechnology company, as that company undertakes changes in its commercial organization following the completion of an acquisition. She was a member of Pfizer's Executive Team from 2018 to 2023 and served as Chief Commercial Officer and President of Pfizer's Global Biopharmaceuticals Business from 2019 to 2023. In this role, Angela led Pfizer's entire commercial business which included six different businesses reaching patients in more than 185 countries.

During 2018 she served as Group President, Pfizer Essential Health; and from 2016 to 2018 she was Global President Pfizer Inflammation and Immunology. From 1997 until that time, Angela served in various roles with increasing responsibility across all geographies and therapeutic areas, including senior roles in Pfizer Vaccines, Primary Care, and Emerging Markets.

Angela sits on the board of advisors of the Cornell Johnson School of Management.

Reasons for election

Angela has significant expertise in the healthcare sector and in managing large complex businesses, including supply chain management and logistics. She also has experience in emerging markets gained through her work across many geographies. Angela is also a strong advocate for women's leadership and sustainable global health equity.



Kate Johnson

President and Chief Executive Officer, Lumen Technologies, Inc.

Age: 56

Director since 2020

Board Committees

Nominating and Corporate Governance
Risk

Career

Kate has served as President, CEO and a member of the board of directors of Lumen Technologies, Inc., a multinational technology company that integrates network assets, cloud connectivity, security solutions and voice and collaboration tools into one platform for businesses, since November 2022. Previously, Kate served as President of Microsoft U.S., a division of Microsoft Corporation, from 2017 until 2021. She had responsibility for Microsoft's U.S. activities, including growing the company's solutions, services, and support revenues.

Prior to Microsoft, she held various senior positions with GE, including Executive Vice President and Chief Commercial Officer GE Digital, from 2016 to 2017; Chief Executive Officer, GE Intelligent Platforms Software from 2015 to 2016; and Vice President and Chief Commercial Officer, from 2013 to 2015.

Reasons for election

Kate has significant public company leadership experience, including CEO experience and experience leading businesses within large companies undergoing transformation, large systems companies, and technology companies. The board benefits from her strong commercial orientation, strategic experience and technical acumen.



William Johnson

Former Chairman, President and Chief Executive Officer, H.J. Heinz Company

Age: 75

Director since 2009
Board Chair since 2020
Lead Director 2016 – 2020

Board Committees

Nominating and Corporate Governance (Chair)
Executive

Career

Bill currently serves as UPS's Board Chair, and previously served as Chairman, President and Chief Executive Officer of H.J. Heinz Company, a global packaged foods manufacturer, from 2000 until his retirement in 2013. He became President and Chief Operating Officer of H.J. Heinz in 1996, and assumed the position of President and Chief Executive Officer in 1998. Bill serves on the Board of Directors of Sovos Brands, Inc. and he previously served on the Board of Directors of PepsiCo, Inc. until 2020.

Reasons for election

Bill has significant senior management experience gained through his years of service as the Chairman and Chief Executive Officer of H.J. Heinz, a corporation with significant international operations and a large, labor intensive workforce. He also has deep experience in operations, marketing, brand development and logistics. He served as our lead independent director from 2016 to 2020, and he has served as our independent Board Chair since 2020, during which time he has gained significant knowledge and expertise about our board functions, operations, business and strategy.



Franck Moison

Former Vice Chairman, Colgate-Palmolive Company

Age: 70	Board Committees
Director since 2017	Nominating and Corporate Governance
	Risk

Career

Franck was Vice Chairman of the Colgate-Palmolive Company, a global consumer products company, from 2016 until his retirement in 2018. He led Colgate-Palmolive's operations in Asia, South Pacific and Latin America, and he also led Global Business Development. Previously, he was Chief Operating Officer of Emerging Markets from 2010 until 2016, and he was given additional responsibility for Business Development in 2013. Beginning in 1978, Franck served in various management positions with Colgate-Palmolive, including President, Global Marketing, Global Supply Chain & R&D from 2007 to 2010; and President, Western Europe, Central Europe and South Pacific from 2005 to 2007. He serves on the Boards of Directors of Hanes Brands, Inc. and SES-imagotag in France. He is the Chairman of the International Advisory Board of the EDHEC Business School (Paris, London, Singapore) and is a member of the International Board of the McDonough School of Business at Georgetown University.

Reasons for election

Franck brings to the board extensive experience as a senior executive at a large international business. He has deep expertise in consumer product innovation, strategic marketing, acquisitions, and emerging market business development. He is a highly accomplished marketing and operating executive in the global consumer products industry. In addition, the board benefits from his extensive international board experience.



Christiana Smith Shi

Former President of Direct-to-Consumer, Nike, Inc.

Age: 64	Board Committees
Director since 2018	Compensation and Human Capital (Chair)
	Risk

Career

Christiana is the founder and principal at Lovejoy Advisors, LLC, an advisory services firm that assists clients with digitally transforming consumer and retail businesses. She was the President, Direct-to-Consumer, for Nike, Inc., a global apparel company, from 2013 until 2016. From 2012 through 2013, she was Nike's Vice President and General Manager, Global Digital Commerce. She joined Nike in 2010 as Vice President and Chief Operating Officer, Global Direct-to-Consumer. Prior to joining Nike, Christiana spent 24 years at global management consulting firm McKinsey & Company, the last ten as a senior partner. She began her career at Merrill Lynch & Company in 1981 and served in various trading, institutional sales and investment banking roles. Christiana also serves on the Board of Directors of Columbia Sportswear Company. She served on the Boards of Directors of Williams-Sonoma, Inc. until 2019 and Mondelēz International, Inc. until 2023.

Reasons for election

Christiana brings to the board substantial experience in digital commerce, global retail operations and helping companies with transformative change. She also provides strong supply chain and cost management expertise in the global consumer industry. She gained experience advising senior executives at consumer companies across North America, Europe, Latin America and Asia on leadership and strategy, and provides extensive public company board experience.



Russell Stokes

President and Chief Executive Officer Commercial Engines and Services, GE Aerospace

Age: 52	Board Committees
Director since 2020	Compensation and Human Capital
	Nominating and Corporate Governance

Career

Russell is President and Chief Executive Officer, Commercial Engines and Services, GE Aerospace, a world-leading provider of jet engines, components and integrated systems for commercial and military aircraft, and a provider of services to support these offerings. He has served in these roles since July 2022 and is responsible for an industry-leading portfolio of engines and services. Russell previously served as President and CEO of GE Aviation Services from 2020 until 2022, where he was responsible for commercial growth, operating performance and customer experience across its global Overhaul and Repair footprint. Prior to this role, Russell was president and CEO of GE Power Portfolio from 2019 to 2020, GE Power from 2017 to 2019, GE Energy Connections from 2015 to 2017, and GE Transportation from 2013 to 2015. He has held other senior roles at GE Transportation and GE Aviation. Russell joined GE in 1997 as part of GE's Financial Management Program.

Reasons for election

During his more than 25-year career at GE, Russell has gained deep finance and operating experience through navigating multiple industries, business segments, and market cycles. He brings to the board extensive experience in transforming businesses by moving complex business issues into focused, targeted actions for improvement. He also provides experience in developing solutions and technology required to successfully implement business strategies.



Kevin Warsh

Former Member of the Board of Governors of the Federal Reserve System, Distinguished Visiting Fellow, Hoover Institution, Stanford University

Age: 53	Board Committees
Director since 2012	Compensation and Human Capital
	Nominating and Corporate Governance

Career

Kevin serves as the Shepard Family Distinguished Visiting Fellow in Economics at Stanford University's Hoover Institution, a public policy think tank, and as a Dean's Visiting Scholar and lecturer at Stanford's Graduate School of Business. He also serves as partner at Duquesne Family Office LLC and is a member of the Group of Thirty (G30) and the Panel of Economic Advisers of the Congressional Budget Office (CBO). He was a member of the Board of Governors of the Federal Reserve from 2006 until 2011. From 2002 until 2006, Kevin served at the White House as President George W. Bush's special assistant for economic policy and as executive secretary of the National Economic Council. Kevin was previously employed by Morgan Stanley & Co., eventually serving as vice president and executive director of the Mergers and Acquisitions department. He also serves on the Board of Directors of Coupang, Inc.

Reasons for election

Kevin offers the board extensive experience in understanding and analyzing the economic environment, the financial marketplace and monetary policy. He has a deep understanding of the global economic and business environment. Kevin also provides the experience of working in the private sector for a leading investment bank gained during his tenure at Morgan Stanley & Co.

Director Independence

Having a significant majority of non-management independent directors encourages robust debate and challenged opinions in the boardroom. Our Corporate Governance Guidelines include director independence standards consistent with the New York Stock Exchange ("NYSE") listing standards. Our Corporate Governance Guidelines are available on the governance section of our investor relations website at www.investors.ups.com.

The board has evaluated each director's independence and considered whether there were any relevant relationships between UPS and each director, or any member of his or her immediate family. The board also examined whether there were any relationships between UPS and organizations where a director is or was a partner, principal shareowner or executive officer.

Specifically, the board evaluated certain ordinary course business transactions and relationships between UPS and the organizations that currently or in the prior year employed Eva Boratto, Mike Burns, Wayne Hewett, Angela Hwang, Kate Johnson, Russell Stokes and Kevin Warsh, or their immediate family members, as an executive officer. The board also evaluated the ordinary course business transactions and relationships between UPS and any organizations where Rod Adkins, Wayne Hewett, Christiana Smith Shi and Kevin Warsh, or their immediate family members, were a partner or principal shareowner. In each case, no such transactions exceeded the thresholds in UPS's Corporate Governance Guidelines. The board determined that none of these transactions or relationships were material to the Company, the individuals or the organizations with which they were associated.

The board has determined that each director nominee, other than our CEO, Carol Tomé, is independent. All members of the Audit Committee, Compensation and Human Capital Committee, Nominating and Corporate Governance Committee and Risk Committee are independent, and all members of the Audit Committee and the Compensation and Human Capital Committee meet the additional independence criteria applicable to directors serving on these committees under New York Stock Exchange listing standards.

Committees of the Board of Directors

The board has four committees composed entirely of independent directors as defined by the NYSE and by our director independence standards. Information about each of these committees is provided below. The board also has an Executive Committee that may exercise all powers of the Board of Directors in the management of our business and affairs, except for those powers expressly reserved to the board under Delaware law or otherwise limited by the board. Carol Tomé is the Chair, and Rod Adkins and Bill Johnson also serve on the Executive Committee.

Audit Committee[1]	Compensation and Human Capital Committee[2]	Nominating and Corporate Governance Committee	Risk Committee
Eva Boratto, Chair Michael Burns Wayne Hewett Angela Hwang	Christiana Smith Shi, Chair Rodney Adkins Russell Stokes Kevin Warsh	William Johnson, Chair Kate Johnson Franck Moison Russell Stokes Kevin Warsh	Rodney Adkins, Chair Kate Johnson Franck Moison Christiana Smith Shi
Meetings in 2023: 9	**Meetings in 2023:** 6	**Meetings in 2023:** 4	**Meetings in 2023:** 4
Primary Responsibilities	**Primary Responsibilities**	**Primary Responsibilities**	**Primary Responsibilities**
• Assisting the board in discharging its responsibilities relating to our accounting, reporting and financial practices • Overseeing our accounting and financial reporting processes • Overseeing the integrity of our financial statements, our systems of disclosure controls and internal controls • Overseeing the performance of our internal audit function • Engaging and overseeing the performance of our independent accountants • Overseeing compliance with legal and regulatory requirements as well as our Code of Business Conduct • Discussing with management policies with respect to financial risk assessment	• Assisting the board in discharging its responsibilities with respect to compensation of our senior executive officers • Reviewing and approving corporate goals and objectives relevant to the compensation of our CEO • Evaluating the CEO's performance • Overseeing the evaluation of risks associated with our compensation strategy and programs • Overseeing any outside consultants retained to advise the Committee • Recommending to the board the compensation for non-management directors • Overseeing performance and talent management, diversity, equity and inclusion, work culture and employee development and retention	• Addressing succession planning • Assisting the board in identifying and screening qualified director candidates, including shareowner submitted candidates • Recommending candidates for election or reelection, or to fill vacancies, on the board • Aiding in attracting qualified candidates to serve on the board • Recommending corporate governance principles, including the structure, composition and functioning of the board and all board committees, the delegation of authority to subcommittees, board oversight of management actions and reporting duties of management • Overseeing relevant environmental sustainability matters and risks	• Overseeing management's identification and evaluation of enterprise risks • Overseeing and reviewing with management the Company's risk governance framework • Overseeing risk identification, tolerance, assessment and management practices for strategic enterprise risks, including cybersecurity risks and cyber incident response • Reviewing approaches to risk assessment and mitigation strategies in coordination with the board and other board committees • Communicating with the Audit Committee to enable the Audit Committee to perform its statutory, regulatory, and other responsibilities with respect to oversight of risk assessment and risk management

(1) All members of the Audit Committee have been designated by the Board of Directors as audit committee financial experts. Each member of the Audit Committee meets the independence requirements of the NYSE and Securities and Exchange Commission ("SEC") rules and regulations applicable to audit committee members, and each is financially literate.

(2) Each member of the Compensation and Human Capital Committee meets the NYSE's independence requirements applicable to compensation committee members. In addition, each member is a non-employee director as defined in Rule 16b-3 under the Securities Exchange Act of 1934. None of the members is or was during 2023 an employee or former employee of UPS, and none had any direct or indirect material interest in or relationship with UPS outside of his or her position as a non-employee director. The Compensation and Human Capital Committee may delegate its responsibilities to subcommittees of one or more directors as it may deem appropriate. For information regarding the role of our executive officers and the committee's independent compensation consultant in determining or recommending the amount or form of executive and director compensation (as applicable), please see the Compensation Discussion and Analysis section and the Director Compensation section below in this Proxy Statement. ***Compensation Committee Interlocks and Insider Participation***: None of our executive officers serves or served during 2023 as a member of a board of directors or compensation committee of any entity that has one or more executive officers who serve on our Board of Directors or Compensation and Human Capital Committee.

Director Compensation

The Compensation and Human Capital Committee of the Board of Directors evaluates director compensation with the assistance of its independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook").

For service in 2023, our non-employee directors each received a cash retainer of $116,250 and a restricted stock unit ("RSU") award valued at $180,000. Equity compensation links director pay to the value of Company stock and aligns the interests of directors with long-term shareowners. Directors are also reimbursed for board related expenses.

To reflect the additional responsibilities and time commitment associated with various board leadership positions, our independent Board Chair received an additional cash retainer of $160,000 and an additional RSU award valued at $70,000. The chairs of the Compensation and Human Capital, Nominating and Corporate Governance and Risk Committees each received an additional cash retainer of $20,000, and the Chair of the Audit Committee received an additional cash retainer of $25,000. Our CEO does not receive any compensation for board service. Cash retainers are paid on a quarterly basis. Non-employee directors may defer retainers by participating in the UPS Deferred Compensation Plan, but the Company does not make any contributions to this plan. There are no preferential or above-market earnings on amounts invested in the UPS Deferred Compensation Plan.

RSUs are fully vested on the date of grant and are required to be held by the director until he or she separates from the board, at which time the RSUs convert to shares of class A common stock. Dividends earned on shares underlying RSUs are deemed reinvested in additional units at each dividend payable date and are subject to the same terms as the original grant. This holding period requirement increases the strength of alignment of directors' interests with those of our long-term shareowners. Following a review of Company peer group and broader industry practices, and to improve the competitiveness of non-employee director compensation, in August 2023, the Board increased non-employee director annual cash retainers to $120,000 and increased the annual RSU award value to $185,000, placing total director pay approximately 5% below the peer group median.

2023 Director Compensation and Outstanding Stock Awards

The following tables set forth the cash compensation paid to individuals who served as directors in 2023 (other than our CEO) and the aggregate value of stock awards granted to those persons in 2023, as well as outstanding director equity awards held as of December 31, 2023, except as described below.

2023 Director Compensation			
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Rodney Adkins[2]	136,250	179,875	316,125
Eva Boratto[2]	141,250	179,875	321,125
Michael Burns	116,250	179,875	296,125
Wayne Hewett	116,250	179,875	296,125
Angela Hwang	116,250	179,875	296,125
Kate Johnson	116,250	179,875	296,125
William Johnson[2][3]	296,250	249,884	546,134
Ann Livermore[4]	67,500	—	67,500
Franck Moison	116,250	179,875	296,125
Christiana Smith Shi[2]	126,250	179,875	306,125
Russell Stokes	116,250	179,875	296,125
Kevin Warsh	116,250	179,875	296,125

Outstanding Director Stock Awards (as of December 31, 2023)	Stock Awards	
Name	Restricted Stock Units (#)	Phantom Stock Units (#)
Rodney Adkins	19,844	—
Eva Boratto	3,904	—
Michael Burns	32,194	—
Wayne Hewett	3,904	—
Angela Hwang	4,268	—
Kate Johnson	3,577	—
William Johnson	34,845	—
Ann Livermore[4][6]	—	2,939
Franck Moison	11,396	—
Christiana Smith Shi	9,401	—
Russell Stokes	3,577	—
Kevin Warsh	22,025	—
Carol Tomé[5][6]	27,071	1,389

(1) The values of stock awards in this column represent the grant date fair value of RSUs granted in 2023, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718. RSUs are fully vested on the date of grant and are settled in shares of class A common stock upon the director's separation from service from UPS.

(2) Includes cash compensation for committee chair service.

(3) Includes cash compensation and stock awards for independent board chair service.

(4) Ann Livermore retired from the board on May 4, 2023. Information is as of such date. All outstanding RSUs converted into shares of class A common stock upon such retirement.

(5) Only includes outstanding stock awards that were granted while serving as an independent director.

(6) Phantom stock units were granted to non-employee directors pursuant to a deferred compensation program previously provided to non-employee directors. Upon termination, amounts represented by phantom stock units will be distributed in cash over a time period elected by the recipient.

Executive Compensation

Compensation Committee Report

The Compensation and Human Capital Committee (as used in this Executive Compensation section, the "Committee") is responsible for setting the principles that guide compensation decision-making, establishing the performance goals under our executive compensation plans and programs, and approving compensation for the executive officers. The Committee is also responsible for overseeing performance and talent management, diversity, equity and inclusion, work culture and employee development and retention.

We are focused on maintaining an executive compensation program that supports the long-term interests of the Company's shareowners. We align the interests of our executive officers with those of all shareowners by linking a significant portion of compensation to Company performance and shareowner returns. The Company's programs are also designed to attract, retain, and motivate executives who make substantial contributions to the Company's performance by allowing them to share in the Company's success.

Our significant efforts in 2023 included adopting an incentive compensation clawback policy applicable to executive officers in the event of a Company financial restatement, developing and implementing an appropriate executive compensation structure and performance goals in a challenging economic environment including Company labor uncertainty, and updating the pay mix for executive officers through structural changes to the annual incentive program to make this program more competitive. With the assistance of our independent compensation consultant and taking into account recent stakeholder feedback and market developments, we also reevaluated the performance metrics on which incentive compensation payouts would be based in order to maximize long-term value. In addition, beginning with the 2024 performance period, the Committee has returned to annual goal setting for annual incentive awards.

Also during 2023, the Committee continued to execute on its human capital oversight responsibilities, including supporting succession planning efforts at the senior management level, overseeing progress towards the Company's diversity in management goals, and monitoring employee recruitment and retention efforts.

We have reviewed the Compensation Discussion and Analysis and discussed it with management. Based on our review and discussions, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the 2024 Proxy Statement and incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 2023 filed with the Securities and Exchange Commission.

The following Compensation Discussion and Analysis describes the Committee's principles, strategy and programs regarding 2023 executive compensation.

The Compensation and Human Capital Committee

Christiana Smith Shi, Chair
Rodney Adkins
Russell Stokes
Kevin Warsh

Compensation Discussion and Analysis

UPS's executive compensation principles, strategy and programs for 2023 are described below. This section explains how and why the Committee made its 2023 compensation decisions for our executive officers, including details regarding the following Named Executive Officers ("NEOs"):

Named Executive Officer	Title
Carol Tomé	Chief Executive Officer
Brian Newman	Chief Financial Officer
Nando Cesarone	President U.S. and UPS Airline
Kate Gutmann	President International, Healthcare and Supply Chain Solutions
Bala Subramanian	Chief Digital and Technology Officer

Executive Compensation Strategy

UPS's executive compensation programs are designed to drive organizational performance by tying a significant portion of pay to Company performance; attract, retain and motivate by competitively and fairly compensating our executive officers; encourage long-term stock ownership and careers with UPS; and align the interests of our executives to long-term value creation.

We believe it is appropriate to have a clear link between variable pay and operational and financial performance. We seek to develop performance metrics aligned with the Company's strategy and business model. Long-term incentive awards vest over timeframes aligned with the delivery of long-term shareowner value.

Key Elements of UPS Executive Compensation

Total target direct compensation (generally, base salary and annual and long-term incentives, but excluding any special awards) for our NEOs in 2023 consisted of the following key elements.



Total Target Direct Compensation

Base Salary
- Fixed cash compensation
- Designed to provide an appropriate level of financial certainty

Annual Incentive Awards
- Subject to achievement of key business objectives for the year
- Payout is "at risk" based on Company performance

Stock Option Awards
- Further aligns shareowner and employee interests
- Motivates toward sustained stock price increase
- Multi-year vesting provides retention incentive

Long-term Incentive Performance Awards
- Payout is subject to achievement of performance metrics over a three-year period
- Supports long-term strategy
- Motivates and rewards achievement of long-term goals
- Acts as a retention mechanism

Target Direct Compensation

A substantial majority of NEO total target direct compensation is "at risk" and subject to the achievement of annual or long-term performance goals and/or continued employment with UPS. The charts below highlight the elements of our CEO and an average of other NEOs' target direct compensation for 2023.



CEO Target Direct Compensation

- 7% — Base Salary
- 14% — Annual Performance-Based Incentives
- 79% — Long-Term Equity Incentives

93% "at Risk"

Other NEOs Target Direct Compensation

- 14% — Base Salary
- 16% — Annual Performance-Based Incentives
- 70% — Long-Term Equity Incentives

86% "at Risk"

Other Elements of Compensation

Benefits	Perquisites	Retirement Programs
✓ NEOs generally participate in the same plans as other employees.	✓ Limited in nature; we believe benefits to the Company outweigh the costs.	✓ NEOs and most non-union U.S. employees participate in the same qualified plans with the same formulas.
✓ Includes medical, dental and disability plans.	✓ Includes financial planning and executive health services that facilitate the NEOs' ability to carry out responsibilities, maximize working time and minimize distractions.	✓ Includes non-qualified and qualified pension, retirement savings and deferred compensation plans.
✓ See further details on page 41.	✓ Considered necessary or appropriate to attract and retain executive talent.	✓ See further details on page 41.
	✓ See further details on page 41.	

Roles and Responsibilities

The Committee is responsible for setting the principles that guide compensation decision-making, establishing performance goals under our executive compensation plans and programs, and approving compensation for the executive officers. The Committee may engage the services of outside advisors and other consultants. In 2023, the Committee retained FW Cook to act as its independent compensation advisor. FW Cook reported directly to the Committee and provided no additional services to UPS. The following table summarizes the key roles and responsibilities in the executive compensation decision-making process.

Participant and Roles
The Committee • develops principles underpinning executive compensation • sets performance goals upon which incentive payouts are based • evaluates the CEO's performance • reviews the CEO's performance assessment of other executive officers • reviews and approves incentive and other compensation of the executive officers • reviews and approves the design of other benefit plans for executive officers • oversees the risk evaluation associated with our compensation strategy and programs • considers whether to engage any compensation consultant, and evaluates their independence • reviews and discusses the Compensation Discussion and Analysis with management • recommends to the board the inclusion of the Compensation Discussion and Analysis in the Proxy Statement • approves the inclusion of the Committee's report on executive compensation in the Proxy Statement
Independent Members of the Board of Directors • review the Committee's assessment of the CEO's performance • complete a separate evaluation of the CEO's performance • approve the Compensation Discussion and Analysis for inclusion in the Proxy Statement
Independent Compensation Consultant • serves as a resource for market data on pay practices and trends • provides independent advice to the Committee • provides competitive analysis and advice related to outside director compensation • reviews the Compensation Discussion and Analysis • conducts an annual risk assessment of the Company's compensation programs
Executive Officers • the CEO makes compensation recommendations to the Committee for the other executive officers • the CEO and CFO recommend performance goals under incentive compensation plans and provide an assessment as to whether performance goals were achieved

Compensation Consultant Independence

In November 2023, the Committee reviewed FW Cook's independence and evaluated any potential conflicts of interest. The Committee evaluated all relevant factors, including: (1) other services provided to UPS by FW Cook (if any); (2) fees paid by UPS as a percentage of FW Cook's total revenue; (3) policies or procedures maintained by FW Cook that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual consultants involved in the engagement and a member of the Committee; (5) any Company stock owned by the individual consultants involved in the engagement; and (6) any business or personal relationships between UPS executive officers and FW Cook or the individual consultants involved in the engagement. After evaluating these factors, the Committee concluded that FW Cook was independent, and that the engagement of FW Cook did not raise any conflict of interest.

Peer Group and Market Data Utilization

In determining compensation targets and payouts, the Committee evaluates, among other things, pay practices and compensation levels at a peer group of companies. In addition to peer group analyses, the Committee considers other market data, including general compensation survey data from comparably sized companies. Compensation is not targeted to a particular percentile within that peer group or otherwise.

With assistance from its independent compensation consultant, the Committee evaluates the peer group annually to determine if the companies included in the group are the most appropriate comparators for measuring the success of our executives in delivering shareowner value. The Committee seeks to select a compensation peer group that is aligned with the Company's business strategy and focus. Quantitative considerations consist of historical revenue, operating income and free cash flow, as well as total shareholder return. Other more general considerations include market capitalization, percentage of foreign sales, capital intensity, operating margins and size of employee population.

Following a comprehensive reevaluation and revisions to the peer group in 2021, the compensation peer group consists of the following:

AT&T, Inc.	FedEx Corporation	McDonald's Corp.
The Boeing Company	The Home Depot, Inc.	PepsiCo, Inc.
Caterpillar Inc.	Intel Corporation	The Procter & Gamble Company
Cisco Systems, Inc.	Johnson & Johnson	Target Corp.
Comcast Corporation	Lockheed Martin Corporation	Walmart, Inc.
Deere & Company	Lowe's Companies, Inc.	

Internal Compensation Comparisons and Annual Performance Reviews

The Committee also generally considers the compensation differentials between executive officers and other UPS positions, and the additional responsibilities of the CEO compared to other executive officers. Internal comparisons help ensure that executive officer compensation is reasonable when compared to that of direct reports.

The CEO assesses the performance of all other executive officers each year and provides feedback to the Committee. In addition, the Committee evaluates the CEO's performance on an annual basis. The Committee Chair discusses the results of this evaluation with the full board (other than the CEO) in an executive session. As part of this evaluation, the board considers the CEO's strategic vision and leadership, execution of UPS's business strategy, and achievement of business goals. Other factors include the CEO's ability to make long-term decisions that create a competitive advantage, and overall effectiveness as a leader.

Base Salary

Base salaries provide our NEOs with a fixed level of cash compensation and are designed to provide an appropriate level of financial certainty. The Committee considers several factors in determining NEOs' annual base salaries, including Company and individual performance, scope of responsibility, leadership, market data and internal compensation comparisons. Taking all of those factors into account, in March 2023, the Committee determined not to increase the CEO's base salary, but to make market-based adjustments to her incentive compensation targets as discussed below. The Committee approved increases of between 3.0% and 4.0% for the other NEOs. Additionally, as a component of the pay mix redesign approved in November 2022 and discussed below under "Management Incentive Program - Annual Awards Overview", further base salary adjustments for each NEO of less than 3.5% were made effective beginning in January 2023.

Management Incentive Program - Annual Awards Overview

The UPS Management Incentive Program ("MIP") motivates management by aligning pay with annual Company performance. This is accomplished by linking payouts to the achievement of pre-established metrics and individual performance.

Annual MIP award opportunities are provided as a percentage of base salary. MIP awards are considered fully at risk based on Company performance and subject to a maximum payout of the lesser of $10 million or 200% of target for each NEO.

MIP payouts are determined by the Committee taking into consideration:

- actual performance compared to MIP targets (described below);
- the MIP payout as a percent of target to non-executive officer MIP participants; and
- the overall business environment and economic trends.

Based on an evaluation of our incentive compensation plan structure with the assistance of FW Cook, in November 2022, the Committee approved changes to the overall pay mix for MIP participants, including the NEOs ("pay mix redesign"). These changes resulted in better alignment of annual incentive pay with market practices, improved the competitiveness of base salaries and simplified compensation design.

Changes included the following, all of which were effective beginning with the 2023 MIP award:

- MIP awards are now paid in cash, unless a participant elects to receive the award in shares; previously MIP awards were generally paid two-thirds in restricted performance units ("RPUs") and one-third in cash;
- Ownership incentive portions of MIP awards, which were tied to an individual's UPS equity ownership, were discontinued, with a generally equivalent value incorporated into base salary adjustments; and
- MIP award targets as a percentage of base salary were reduced from 130% to 115% for NEOs (other than the CEO) to account for increases in base salaries; the CEO's award target was maintained at 200% of base salary following an evaluation of market-competitive incentives.

2023 MIP Awards

After taking into account the challenging economic environment including Company labor uncertainty, as well as the effectiveness of similar approaches in recent years, in the first quarter of 2023 the Committee determined it remained appropriate to bifurcate the performance period for the 2023 MIP award into two six-month performance periods (January through June 2023 and July through December 2023), with each performance period accounting for 50% of the overall award.

Beginning with the 2024 performance period, the Committee has returned to full-year goal setting for MIP awards. The Committee approved the following financial performance metrics for the NEOs' 2023 MIP awards as follows:

- *Revenue (weighted 20%)*, which was considered important to generating profits and maintaining our long-term competitive positioning and viability through 2023.
- *Adjusted Operating Profit (weighted 40%)*, which is determined by reference to our publicly reported adjusted operating profit for 2023. This metric is directly impacted by our effectiveness in achieving our targets in other key performance elements, including volume and revenue growth and operating leverage.
- *Adjusted Return on Invested Capital ("ROIC") (weighted 40%)*, which is calculated as the trailing twelve months of adjusted operating income divided by the average of current assets, current liabilities, goodwill, intangible assets, net property, plant and equipment, other assets, and operating lease right-of-use assets. We consider ROIC to be a useful measure for evaluating the effectiveness and efficiency of our long-term capital investments. ROIC is calculated by reference to our publicly reported adjusted operating profit.

The Committee approved financial performance goals after discussing with management and its independent compensation consultant expected financial performance and the other risks described above. The goals for the first performance period were set in in the first quarter of 2023 and the goals for the second performance period were set in the third quarter 2023, in each case without a threshold and with a maximum payout of the lesser of $10 million or 200% of target.

The goals approved by the Committee, and the performance results, were as follows (dollars in millions):

2023 MIP Financial Performance Metrics	First Half 2023 Goal	First Half 2023 Actual	Second Half 2023 Goal	Second Half 2023 Actual
Revenue	$47,247	$44,988	$48,123	$46,044
Adjusted Operating Profit[1]	$5,918	$5,452	$5,473	$4,418
Adjusted ROIC[1]	28.6%	27.4%	24.7%	21.9%

(1) Non-GAAP financial measures. See footnote on page 40.

The Committee maintains discretion to adjust awards earned under the MIP up (but not above the maximum amount for each NEO) or down based on its qualitative assessment of each NEO's individual performance and other business factors. The Committee approved the following MIP award payouts for each NEO.

Name	Incentive Target (% Base Salary)	Incentive Target Value ($)	Payout Factor (%)	Total 2023 MIP Award Payout ($)
Carol Tomé	200	3,019,425	50%	1,509,713
Brian Newman	115	963,384	50%	481,692
Nando Cesarone	115	975,674	50%	487,837
Kate Gutmann	115	975,674	50%	487,837
Bala Subramanian	115	889,133	50%	444,567

Long-Term Incentive Awards

Our two long-term incentive programs, the Long-Term Incentive Performance ("LTIP") program and the Stock Option program, provide participants with equity-based incentives that reward performance over a multi-year period and serve as a retention mechanism. Overlapping LTIP performance cycles incentivize sustained financial performance. The Stock Option program rewards stock price appreciation, which is directly linked to shareowner returns. A summary of these two programs follows:

Program	Performance Measures and/or Value Proposition for 2023 Awards	Payment Form and Program Type	Program Objectives
LTIP	Adjusted Earnings Per Share Growth Adjusted Free Cash Flow Relative Total Shareowner Return as a modifier Value increases or decreases with stock price	If earned, RPUs are settled in stock If earned, RPUs generally vest at the end of the three-year performance period	Supports long-term operating plan and business strategy Significant link to shareowner interests
Stock Option	Value recognized only if stock price appreciates	Stock options generally vest 20% per year over five years and have a ten-year term	Significant link to shareowner interests Enhance stock ownership and shareowner alignment

Total Long-Term Equity Incentive Award Target Values

Long-term equity incentive award target values are determined based on internal pay comparison considerations and market data regarding total compensation for comparable positions at similarly situated companies. Differences in the target award values are based on levels of responsibility among the NEOs. In connection with the Committee's March 2023 evaluation of CEO target total direct compensation as described above, the Committee determined it was appropriate to increase the CEO's LTIP target opportunity from 835% to 1,035%.

The LTIP target opportunity and Stock Option award value granted to eligible NEOs in 2023, expressed as a percentage of base salary, is shown below.

Name	LTIP Target RPU Value (% Base Salary)	Option Value (% Base Salary)	Total Value (% Base Salary)
Carol Tomé	1,035	90	1,125
Brian Newman	550	50	600
Nando Cesarone	450	50	500
Kate Gutmann	450	50	500
Bala Subramanian	450	50	500

LTIP Program Overview

The LTIP program strengthens the performance-based component of executive compensation, promotes longer-term focus, enhances retention of key talent, and aligns the interests of shareowners with the incentive compensation opportunity for executives. Approximately 500 members of our senior management team, including the NEOs, participate in this program. The program combines internal and external relative business performance measures with the goal of motivating and rewarding management for operational and financial success, while helping to align with shareowner interests and returns.

Participants receive a target award of RPUs at the beginning of the three-year performance period. The number of RPUs that NEOs can earn is shown in the "Grants of Plan-Based Awards" table. The actual number of RPUs that NEOs earn is determined following the completion of the performance period and is based on achievement of the performance measures described below. Dividends payable on shares underlying participants' RPUs are allocated in the form of dividend equivalent units ("DEUs"). DEUs are subject to the same conditions as the underlying award. Awards that vest are settled in shares of class A common stock. Special vesting rules apply to terminations subject to the UPS Key Employee Severance Plan or terminations by reason of death, disability or retirement during the performance period. These special vesting rules are discussed under "Potential Payments Upon Termination or Change in Control."

The performance measures selected by the Committee for the 2023 LTIP awards were adjusted earnings per share and adjusted free cash flow, each to be evaluated independently and weighted equally in determining the final payout percentage. The payout percentage for the LTIP award will be subject to modification based on the Company's relative total shareowner return ("RTSR") as a percentile rank relative to the total shareholder return of the companies listed on the Standard & Poor's 500 Composite Index (the "Index") during that same period. The maximum LTIP award that can be earned is 220% of target. A description of each performance measure and the operation of the RTSR modifier follows.

Adjusted Earnings Per Share[1]

Adjusted earnings per share measures our success in increasing profitability. At the beginning of the January 1, 2023 performance period, the Committee established adjusted earnings per share targets for the three-year performance period taking into account the challenging economic environment, including Company labor uncertainty, that added complexity and uncertainty to long-term forecasting at the time. Adjusted earnings per share is determined by dividing the Company's adjusted net income available to common shareowners by the diluted weighted average shares outstanding during the performance period. For this purpose, adjusted net income is determined by reference to our publicly reported adjusted net income. The adjusted earnings per share target for 2023 is the projected adjusted earnings per share for that year. The adjusted earnings per share growth target for the remainder of the performance period is the projected average annual adjusted earnings per share growth during each of the remaining years in the performance period. The actual adjusted earnings per share growth for each applicable year will be compared to the target and assigned a payout percentage; the average of the three payout percentages will be used to calculate the final payout percentage under this metric. Following the completion of the applicable performance period, the Committee will certify (i) the actual adjusted earnings per share for 2023; (ii) the actual adjusted earnings per share growth for each of the remaining years in the performance period; (iii) the actual adjusted earnings per share growth for the applicable portion of the performance period as compared to the target; and (iv) the final payout percentage for this metric.

Adjusted Free Cash Flow[1]

Adjusted free cash flow measures our ability to generate cash after accounting for capital expenditures. Adjusted free cash flow is determined by reducing the Company's cash flow from operations by capital expenditures and proceeds from disposals of fixed assets, and adjusting for net changes in finance receivables, other investing activities and discretionary pension contributions. The adjusted free cash flow target is the projected aggregate adjusted free cash flow generated during the performance period. Following the completion of the applicable performance period, the Committee will certify (i) the actual adjusted free cash flow for the performance period; (ii) the actual adjusted free cash flow for the performance period as compared to the target; and (iii) the final payout percentage for this metric.

(1) Non-GAAP financial measures. We believe that these non-GAAP measures are appropriate for the determination of our incentive compensation award results because they exclude items that may not be indicative of, or are unrelated to, our underlying operations and provide a useful baseline for analyzing trends in our underlying business. Non-GAAP financial measures should be considered in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Our non-GAAP financial information does not represent a comprehensive basis of accounting. Therefore, our non-GAAP financial information may not be comparable to similarly titled measures reported by other companies.

Relative Total Shareowner Return

RTSR is the total return on an investment in UPS stock (stock price appreciation plus dividends). Total return is compared with the total return on an investment in the companies in the Index at the beginning of the performance period. Following the completion of the performance period, the Committee will certify the Company's RTSR and the payout modifier for that performance period, if any, as follows:

RTSR Percentile Rank Relative to Index	Payout Modifier
Above 75th percentile	+20%
Between 25th and 75th percentile	None
Below 25th percentile	-20%

2021 LTIP Award Payout

The 2021 LTIP award payout was determined following the completion of the Company's 2023 fiscal year. The performance metrics for the 2021 LTIP award were adjusted earnings per share and adjusted free cash flow, each evaluated independently and equally weighted. The final payout was subject to modification based on RTSR. Performance targets and actual results for the completed performance period for the 2021 LTIP award are set out below. RPUs earned under the 2021 LTIP are considered vested and are settled in shares of class A common stock.

2021 LTIP Metrics									
	Adjusted Earnings Per Share				**Adjusted Free Cash Flow**				**RTSR**
Year	Threshold	Target	Maximum	Actual	Threshold	Target	Maximum	Actual	Actual
2021		8.4%		47.4%					
2022	3.4%	9.0%	13.6%	6.7%	$17,369	$24,813	$32,257	$25,181	27th
2023		13.2%		(32.1)%					

2021 LTIP Final Results					
Performance Period	Adjusted EPS Payout	Adjusted FCF Payout	Performance Payout (Avg)	RTSR Modifier	**Final Payout**
2021-2023	91%	104%	98%	—%	**98%**

Stock Option Program and 2023 Stock Option Awards

Stock option awards create a direct link between Company performance and shareowner value, as well as provide retention value. Stock option awards generally vest 20% per year over five years and expire ten years from the date of grant. Beyond vesting periods, we do not impose additional holding period requirements. Stock option awards generally require continued employment during the vesting period. Unvested stock options vest automatically upon termination of employment due to death, disability or retirement. Stock option awards are also subject to the UPS Key Employee Severance Plan as discussed under "Potential Payments Upon Termination or Change in Control". Grants do not include DEUs or reload features. The number of stock options granted to the NEOs in 2023 is shown in the "Grants of Plan-Based Awards" table.

Employment Transition Awards, Retention Arrangements and Recognition Awards

Generally, we do not pay discretionary bonuses in cash or stock, or make other discretionary payments, to our executives. In recent periods, however, to attract and retain senior executive talent, the Committee approved certain limited payments to external hires to the Company's Executive Leadership Team. A portion of these payments was made to compensate the executives for compensation forfeited at their prior employers and transition them into our incentive programs. Any of these payments impacting 2023 compensation are described below. In addition, in connection with the hiring of Carol Tomé as CEO in 2020, the Committee provided certain incentives to various executive officers in order to help ensure the retention of their services through a transition period.

Bala Subramanian joined the Company in July 2022 as Chief Digital and Technology Officer. The Committee, working with FW Cook and considering market compensation data and internal pay equity factors, approved his compensation package described below. Under the terms of his employment offer letter, Bala is entitled to: (i) a RSU grant valued at $3,000,000, vesting 50% in July 2023 and 50% in July 2024; (ii) cash transition payments of $250,000 in each of August 2022, January 2023, July 2023 and January 2024; (iii) a RPU grant valued at $1,000,000, vesting in December 2023, with the actual payout determined based on the Company's performance under its 2021 LTIP program; and (iv) a prorated 2022 LTIP award. Payments are subject to his continued employment through the applicable vesting or payment dates, or termination without cause.

Further, in 2021 the Committee granted Kate Gutmann a special award valued at $350,000 in recognition of her extraordinary contributions and performance during 2020. This award consisted of $175,000 in RSUs which vest as follows: 25 percent on March 25, 2022; 25 percent on March 25, 2023; and 50 percent on March 25, 2024; and a stock option award with a grant date fair value of $175,000 which vests 20% per year over five years beginning on March 25, 2022, provided generally that she remains an employee through the applicable vesting dates.

In connection with our 2020 CEO transition, we entered into retention arrangements with each of Nando Cesarone and Kate Gutmann. The Committee initially intended that these agreements contain both performance and time vesting components, and that the performance components be different than the metrics under our MIP and LTIP programs. Due to the uncertainty created by the coronavirus pandemic and the importance of the retention agreements to the Company, the Committee ultimately determined that the awards would only be time based. Nando and Kate each received RSUs valued at $3.0 million which vested as follows: 25% on May 13, 2021, 25% on May 13, 2022 and 50% on May 13, 2023. These agreements contain customary non-competition, non-solicitation and non-disclosure covenants in favor of the Company.

Benefits and Perquisites

The benefits and perquisites provided to our NEOs are not a material part of executive compensation and are largely limited to those offered to our employees generally, or that we otherwise believe are necessary or appropriate to attract and retain executive talent.

We believe certain perquisites help facilitate our NEOs' ability to carry out their responsibilities, maximize working time and minimize distractions. Additional information on these benefits can be found in the following program descriptions.

UPS 401(k) Savings Plan

The UPS 401(k) Savings Plan is open to all U.S.-based employees who are not subject to a collective bargaining agreement and who are not eligible to participate in another savings plan sponsored by UPS or one of its subsidiaries. We generally match 50% of up to 6% of eligible pay contributed to the UPS 401(k) Savings Plan for eligible employees. The match is paid quarterly according to the participant's pre-tax investment elections on file with the record keeper. We also generally provide an annual contribution based on years of service and expressed as a percentage of eligible compensation (5% for 0-4 years, 6% for 5-9 years, 7% for 10-14 years and 8% for 15 or more years). For employees who were hired prior to 2008 and are participants in the Final Average Compensation (FAC) formula of the UPS Retirement Plan, we generally make an annual transition contribution of 5% of eligible compensation for plan years 2023-2027, which will increase to 7% beginning in 2028.

Qualified and Non-Qualified Pension Plans

Certain executive officers are eligible to participate in our qualified retirement program, the UPS Retirement Plan. Benefits payable under the plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Excess Coordinating Benefit Plan, which is a non-qualified restoration plan designed to replace the benefits limited under the tax-qualified plan. Without the Excess Coordinating Benefit Plan, the executive officers would receive a lower benefit as a percent of final average earnings than the benefit received by other participants in the UPS Retirement Plan. In accordance with the terms of the Excess Coordinating Benefit Plan, following a participant's retirement, the Company pays an amount equal to the Social Security and Medicare taxes due on the present value of the benefits provided under the plan.

Financial Planning Services

Our executive officers are eligible for a financial services benefit. The Company reimburses fees from financial and tax service providers up to $15,000 per year, including the cost of personal excess liability insurance coverage.

Executive Health Services

Our executive officers are eligible for certain executive health services benefits, including comprehensive physical examinations. UPS's business continuity is best facilitated by avoiding any prolonged or unexpected absences by members of its senior management team.

Other Compensation and Governance Policies

Stock Ownership Guidelines

CEO	= 8x annual salary
Other Executive Officers	= 5x annual salary
Directors	= 5x annual retainer

Our stock ownership guidelines apply to executive officers and members of the board. Shares of class A common stock (excluding any pledged shares), deferred units and vested and unvested RSUs and RPUs awarded under our equity incentive plans are considered owned for purposes of calculating ownership. Executive officers and directors are expected to reach target ownership within five years of the date that the executive officer or director became subject to the guideline.

As of December 31, 2023, all of the NEOs who have been subject to the guidelines for at least five years exceeded their target stock ownership. In addition, all non-employee directors who have been subject to the guidelines for at least five years exceeded their target stock ownership. RSUs are required to be held by non-employee directors until separation from the board.

Hedging and Pledging Policies

We prohibit our executive officers and directors from hedging their ownership in UPS stock. Specifically, they are prohibited from purchasing or selling derivative securities relating to UPS stock and from purchasing financial instruments that are designed to hedge or offset any decrease in the market value of UPS securities. Additionally, we prohibit our directors and executive officers from entering into pledges of UPS securities, including using UPS securities as collateral for a loan and holding UPS securities in margin accounts. Furthermore, our employees, officers and directors are prohibited from engaging in short sales of UPS stock.

Incentive-Based Compensation Clawback Policy

We have adopted an incentive-based compensation clawback policy that complies with NYSE requirements. This policy provides for the recovery of the amount of erroneously awarded incentive-based compensation received by executive officers when the Company is required to prepare an accounting restatement, subject to limited exceptions in accordance with the NYSE requirements.

Employment and Severance Arrangements; Change in Control Payments

We do not enter into agreements providing for the continuation of employment, or separate change in control agreements with any of our executive officers, including our NEOs, or other U.S.-based non-union employees.

However, in recent periods, to attract and retain senior executive talent and in furtherance of the board's succession planning efforts, we have entered into various employment offer letters, transition agreements, retention arrangements and non-compete agreements in favor of UPS. These arrangements may provide for compensation to an executive, but do not guarantee an employment term; employment is on an at-will basis. Some of the agreements were designed to compensate the individuals for compensation forfeited at their prior employers, to transition them into our incentive programs or to provide consideration for their agreement not to compete with UPS following their potential separation. In addition, retention arrangements are intended to incentivize those individuals to maintain their employment with UPS. To the extent any agreements entered into with any of the NEOs contain ongoing obligations of the Company, those agreements are described below.

Subramanian Employment Offer Letter

In connection with his appointment as Chief Digital and Technology Officer, on May 24, 2022, the Company entered into an employment offer letter with Bala Subramanian providing for: (i) an annual base salary of $725,000 (subject to future increase); (ii) a MIP award target for 2022 of 130% of base salary; (iii) an LTIP program award target of 450% of base salary (his final 2022 LTIP award payout will be prorated based on his July 2022 start date); (iv) a stock option grant target of 50% of base salary (commencing in 2023); (v) an initial grant of RSUs valued at $3,000,000, which generally vests 50% in July 2023 and 50% in July 2024; (vi) cash transition payments of $250,000 in each of August 2022, January 2023, July 2023 and January 2024; and (vii) an initial RPU grant valued at $1,000,000, generally vesting in December 2023, with the final number of RPUs subject to performance under the 2021 LTIP award. Payments are subject to his continued employment through the applicable vesting or payment dates, or termination without cause. Certain of these amounts are subject to repayment on a prorated basis if he is terminated for cause within 36 months following his July 2022 start date.

Protective Covenant Agreements

Each of our NEOs have entered into protective covenant agreements with the Company, which protect UPS's confidential information and include non-competition and non-solicitation covenants in favor of UPS. In the event that either Carol or Brian is terminated without cause, the Company is obligated to make separation payments equal to two years' salary if it elects to enforce the post-termination non-compete covenants.

Key Employee Severance Plan

The UPS Key Employee Severance Plan (the "Plan") provides for severance compensation and benefits upon certain terminations of employment of key employees, including the NEOs. The severance protections under the Plan replace cash severance benefits (if any) to which a participating employee would have otherwise been entitled under their protective covenant agreements.

The Plan in general provides that if the Company terminates a participant's employment other than due to "Cause," "Disability Termination," or death (a "Qualifying Termination"), the Company will pay: (i) an amount in cash equal to a pro-rata portion of the individual's annual performance incentive award under the MIP that would have been earned for the year of termination, based on actual performance for the full performance period, with the pro-rata portion calculated based on the number of months during which the individual was employed by the Company during the applicable year; (ii) an amount in cash equal to one times (or, for the CEO, two times) the sum of the participant's annual base salary plus the participant's target MIP performance award in effect as of the termination date; (iii) an amount in cash equal to the portion of the participant's monthly Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") premium for the participant and the participant's dependents to the extent it exceeds the premiums paid by the participant for such coverage immediately prior to termination times the number of months in the participant's applicable COBRA period; and (iv) career counseling services up to $20,000 (or, for the CEO, up to $30,000).

In addition, with respect to options held by retirement eligible employees, and RPUs granted under the MIP or LTIP, in each case granted on or after the effective date of the Plan, a participant who experiences a Qualifying Termination will generally be entitled to the same treatment that would apply in the event of "retirement" under the terms of such awards. With respect to stock options granted to a participant on or after the effective date of the Plan, such stock options (to the extent the participant is not retirement eligible and that are vested as of the date of the Qualifying Termination) will remain exercisable until the earlier of the first anniversary of the termination date and the original expiration date of the stock options.

Change in Control

All outstanding equity awards that are continued or assumed by a successor entity in connection with a change in control require a "double trigger" for vesting to accelerate; that is, they also require a qualifying termination of employment prior to any acceleration of vesting.

Equity Grant Practices

Grants of awards to executive officers under our equity incentive programs are approved by the Committee. Grants are typically made at preestablished Committee meeting dates or in connection with a new hire or promotion, and irrespective of the timing of any financial announcement. Stock options have an exercise price equal to the NYSE closing market price on the date of grant.

Consideration of Previous "Say on Pay" Voting Results

Our shareowners vote annually, on an advisory basis, to approve the compensation of our NEOs as set out in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in the Proxy Statement. See "Proposal 2 – Advisory Vote to Approve Named Executive Officer Compensation." In the most recent advisory vote to approve NEO compensation, taken at the 2023 Annual Meeting of Shareowners, nearly 92% of votes cast approved our NEO compensation.

The Committee carefully considered the results of this vote as well as many other factors in determining the structure and operation of our executive compensation programs. In addition, we regularly engage with our stakeholders, including on executive compensation matters. We use the results of these engagements to inform board and Committee discussions on our executive compensation policies and programs.

2023 Summary Compensation Table

The following table sets forth the compensation of our NEOs.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Carol Tomé Chief Executive Officer	2023	1,509,713	—	18,916,192	1,358,762	1,509,713	—	95,671	23,390,051
	2022	1,466,250	—	15,046,968	1,228,547	1,035,932	—	187,504	18,965,201
	2021	1,336,251	—	23,670,426	1,125,023	1,397,139	—	92,054	27,620,893
Brian Newman Chief Financial Officer	2023	831,626	—	5,551,095	406,692	481,692	—	70,965	7,342,070
	2022	784,377	—	5,563,543	382,755	364,363	—	94,203	7,189,241
	2021	760,764	—	10,934,230	373,401	3,128,793	—	56,690	15,253,878
Nando Cesarone President U.S. and UPS Airline	2023	840,254	—	4,686,065	407,924	487,837	—	99,161	6,521,241
	2022	768,042	—	4,348,893	351,117	364,278	—	107,812	5,940,142
	2021	683,361	—	7,218,244	313,487	475,914	—	98,089	8,789,095
Kate Gutmann President International, Healthcare and Supply Chain Solutions	2023	840,254	—	4,686,065	407,924	487,837	3,786,483	152,958	10,361,521
	2022	781,197	—	4,674,444	377,426	364,278	—	20,676	6,218,021
	2021	745,803	—	6,659,398	390,681	511,579	48,547	19,690	8,375,698
Bala Subramanian Chief Digital and Technology Officer	2023	766,622	500,000	4,139,164	373,540	444,566	—	76,370	6,300,262
	2022	330,853	250,000	6,928,392	—	—	—	932	7,510,177

(1) Represents the salary earned during the portion of the year that the executive was employed.

(2) See "Employment and Severance Arrangements; Change in Control Payments" in the Compensation Discussion and Analysis for a description of cash transition payments made in connection with Bala Subramanian's hiring.

(3) Represents the aggregate grant date fair value for stock awards computed in accordance with FASB ASC Topic 718. These awards include LTIP RPUs, MIP RPUs, and the awards described above under "Employment Transition Awards, Retention Arrangements and Recognition Awards." Information about the assumptions used to value these awards can be found in Note 13 "Stock-Based Compensation" in our 2023 Annual Report on Form 10-K. The amounts reported for these awards may not represent the amounts that the individuals will actually receive. The amounts received, if any, ultimately will depend on Company performance and the change in our stock price over time. An overview of the features of these awards can be found in the "Compensation Discussion and Analysis."

In accordance with SEC rules, we also are required to disclose the grant date fair value for awards with performance conditions assuming maximum performance. The grant date fair value for the 2023 LTIP RPU awards, assuming maximum performance, is as follows: Tomé — $37,057,333; Newman — $10,608,930; Cesarone — $8,706,275; Gutmann — $8,706,275; and Subramanian - $7,972,319.

(4) Represents the aggregate grant date fair value for option awards granted in the applicable year, computed in accordance with FASB ASC Topic 718. The assumptions used to value these awards can be found in Note 13 "Stock-Based Compensation" in our 2023 Annual Report on Form 10-K. The amounts reported for these awards may not represent the amounts that the individuals will actually receive. The amounts received, if any, ultimately will depend on the change in our stock price over time. An overview of the features of these awards can be found in the "Compensation Discussion and Analysis" section.

(5) Represents the cash portion of the MIP award. Beginning with the 2023 MIP award, the entire MIP award is payable in cash. Also, for Brian Newman in 2021, represents the cash portion of the performance-based cash award granted under his employment offer letter.

(6) Represents an estimate of the annual increase in the actuarial present value of the NEO's accrued benefit under our retirement plans for the applicable year, assuming retirement at age 60 (or current age, if later). The actuarial present value of Kate Gutmann's accrued benefit under our retirement plans increased by $3,786,483 between the measurement date used for 2022 and the measurement date used for 2023. See "Executive Compensation — 2023 Pension Benefits" for additional information, including assumptions used in this calculation. The change in pension value can be impacted by a number of factors, including additional credited service, changes in amounts of compensation covered by the benefit formula, plan amendments and assumption changes.

(7) All other compensation consisted of the following:

Name	401(k) Plan Retirement Contributions[a] ($)	Restoration Savings Plan Contributions[b] ($)	401(k) Plan Match ($)	Life Insurance Premiums ($)	Financial Planning Services ($)	Healthcare Benefits ($)	Total ($)
Carol Tomé	16,500	24,627	9,900	22,246	15,000	7,398	95,671
Brian Newman	16,500	18,134	9,900	4,033	15,000	7,398	70,965
Nando Cesarone	26,400	38,318	9,900	2,181	14,964	7,398	99,161
Kate Gutmann	26,400	99,555	9,900	4,078	5,627	7,398	152,958
Bala Subramanian	16,500	34,930	9,900	1,978	5,664	7,398	76,370

(a) Includes retirement contributions based on years of service, as described on page 41.

(b) Benefits payable under the UPS 401(k) Savings Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined contribution plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Restoration Savings Plan. For Kate Gutmann, also includes a transition contribution into the UPS Restoration Savings Plan, as described on page 41. For all NEOs other than Kate Gutmann and Bala Subramanian, amounts reflect actual Company contributions after giving effect to reductions offsetting excess contributions made by the Company in prior years as follows: Tomé — $69,750; Newman — $21,996; and Cesarone — $17,810.

2023 Grants of Plan-Based Awards

The following table provides information about plan-based awards granted during 2023 to each of the NEOs.

Name	Grant Date	Committee Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
Carol Tomé	—	—	—	3,019,425	10,000,000	—	—	—	—	—	—	—
	3/22/2023	—	—	—	—	—	84,217	185,277	—	—	—	16,844,242
	3/22/2023	—	—	—	—	—	—	—	—	33,076	185.54	1,358,762
	2/9/2023	—	—	—	—	—	—	—	11,118	—	—	2,071,950
Brian Newman	—	—	—	963,384	10,000,000	—	—	—	—	—	—	—
	3/22/2023	—	—	—	—	—	24,110	53,042	—	—	—	4,822,241
	3/22/2023	—	—	—	—	—	—	—	—	9,900	185.54	406,692
	2/9/2023	—	—	—	—	—	—	—	3,911	—	—	728,854
Nando Cesarone	—	—	—	975,674	10,000,000	—	—	—	—	—	—	—
	3/22/2023	—	—	—	—	—	19,786	43,529	—	—	—	3,957,398
	3/22/2023	—	—	—	—	—	—	—	—	9,930	185.54	407,924
	2/9/2023	—	—	—	—	—	—	—	3,910	—	—	728,668
Kate Gutmann	—	—	—	975,674	10,000,000	—	—	—	—	—	—	—
	3/22/2023	—	—	—	—	—	19,786	43,529	—	—	—	3,957,398
	3/22/2023	—	—	—	—	—	—	—	—	9,930	185.54	407,924
	2/9/2023	—	—	—	—	—	—	—	3,910	—	—	728,668
Bala Subramanian	—	—	—	889,133	10,000,000	—	—	—	—	—	—	—
	3/22/2023	—	—	—	—	—	18,118	39,860	—	—	—	3,623,781
	3/22/2023	—	—	—	—	—	—	—	—	9,093	185.54	373,540
	2/9/2023	—	—	—	—	—	—	—	2,766	—	—	515,383

(1) Reflects, as applicable, the target and maximum values of the 2023 MIP award for each NEO. The potential payments for the MIP award are performance-based and therefore at risk.

(2) Potential number of RPUs that could be earned under the 2023 LTIP if the target or maximum performance goals are attained.

(3) For NEOs other than Bala Subramanian, represents the number of RPUs or shares of class A stock granted in 2023 pursuant to the 2022 MIP.

(4) Represents stock options granted under the Stock Option program in 2023.

(5) Grant date fair value under FASB ASC Topic 718 of the LTIP RPUs, MIP RPUs, and stock options, as applicable, granted to each of the NEOs in 2023. Fair values are calculated using the NYSE closing price of UPS stock on the date of grant for RPUs and RSUs, and the Black-Scholes option pricing model for stock options. The grant date fair value of the units granted under the 2023 LTIP, which have performance conditions, are computed based on the probable outcome of the performance conditions. There can be no assurance that any value will ever be realized.

2023 Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of shares covered by exercisable options, unexercisable options, and unvested RSUs and RPUs held by the NEOs on December 31, 2023.

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options Exercisable (#)**	**Number of Securities Underlying Unexercised Options Unexercisable (#)(1)**	**Option Exercise Price ($)**	**Option Grant Date**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)(2)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)(3)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)**
Carol Tomé	60,756	40,505	99.28	6/1/2020	6/1/2030	—	—	—	—
	19,047	28,572	165.66	2/10/2021	2/10/2031	—	—	—	—
	5,071	20,286	214.58	3/23/2022	3/23/2032	—	—	—	—
	—	33,076	185.54	3/22/2023	3/22/2033	—	—	—	—
	—	—	—	—	—	—	—	143,348	22,538,606
Brian Newman	18,231	12,155	105.54	2/12/2020	2/12/2030	—	—	—	—
	6,322	9,483	165.66	2/10/2021	2/10/2031	—	—	—	—
	1,580	6,320	214.58	3/23/2022	3/23/2032	—	—	—	—
	—	9,900	185.54	3/22/2023	3/22/2033				
	—	—	—	—	—	—	—	45,742	7,192,015
Nando Cesarone	757	—	106.43	3/1/2018	3/1/2028	—	—	—	—
	633	—	104.45	3/22/2018	3/22/2028	—	—	—	—
	1,691	1,692	111.80	2/14/2019	2/14/2029	—	—	—	—
	2,742	5,484	105.54	2/12/2020	2/12/2030	—	—	—	—
	2,654	7,962	165.66	2/10/2021	2/10/2031	—	—	—	—
	1,449	5,798	214.58	3/23/2022	3/23/2032	—	—	—	—
	—	9,930	185.54	3/22/2023	3/22/2033	—	—	—	—
	—	—	—	—	—	—	—	36,073	5,671,758
Kate Gutmann	10,083	—	106.43	3/1/2018	3/1/2028	—	—	—	—
	7,763	1,941	111.80	2/14/2019	2/14/2029	—	—	—	—
	9,038	6,026	105.54	2/12/2020	2/12/2030	—	—	—	—
	3,651	5,478	165.66	2/10/2021	2/10/2031	—	—	—	—
	2,662	3,995	163.25	3/25/2021	3/25/2031	—	—	—	—
	1,558	6,232	214.58	3/23/2022	3/23/2032	—	—	—	—
	—	9,930	185.54	3/22/2023	3/22/2033	—	—	—	—
	—	—	—	—	—	585	91,990	37,248	5,856,503
Bala Subramanian	—	9,093	185.54	3/22/2023	3/22/2033				
	—	—	—	—	—	8,794	1,382,640	36,311	5,709,179

(1) Stock options generally vest over a five-year period with 20% of the option vesting at each anniversary date of the grant. All options expire ten years from the date of grant. Under the terms of our equity incentive plans, unvested stock options become fully vested on the retirement date for the NEOs if they meet certain service requirements.

(2) Unvested stock awards in this column include: (a) the initial grant of RSUs made to Bala Subramanian in connection with his hiring, which vests 50% on each of July 18, 2023 and 2024; and (b) the 2021 special grant of RSUs to Kate Gutmann which generally vest as follows: 25% on March 25, 2022; 25% on March 25, 2023; and 50% on March 25, 2024. Values are rounded to the closest unit.

(3) Market value based on NYSE closing price of the class B common stock on the last trading day of the year of $157.23.

(4) Represents the potential units to be earned under the 2022 and 2023 LTIP awards, and any DEUs allocated since the grants were made, at target performance level. For the 2023 LTIP award, which has a performance period ending December 31, 2025, the maximum number of RPUs that could be earned is as follows: Tomé — 190,841; Newman — 54,635; Cesarone — 44,836; Gutmann — 44,836; and Subramanian - 41,056. For the 2022 LTIP award, which has a performance period ending December 31, 2024, the maximum number of RPUs that could be earned is as follows: Tomé — 124,524; Newman — 45,998; Cesarone — 34,525; Gutmann — 37,110; and Subramanian - 38,828.

2023 Option Exercises and Stock Vested

The following table sets forth the subject number of shares and corresponding value realized during 2023 regarding options that were exercised, and restricted stock units and restricted performance units that vested, for each NEO.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Carol Tomé	—	—	74,910	12,130,696
Brian Newman	—	—	31,606	5,100,301
Nando Cesarone	9,211	606,910	40,772	6,733,113
Kate Gutmann	—	—	39,385	6,532,216
Bala Subramanian	—	—	14,372	2,495,307

(1) Consists of: the 2021 LTIP RPUs that vested on December 31, 2023; and the portion of special RSUs awarded in prior years to Nando Cesarone, Kate Gutmann and Bala Subramanian that vested in 2023. Vested RPUs and RSUs are distributed to participants in an equivalent number of shares of class A common stock.

(2) Based on the NYSE closing price of the class B common stock on the applicable vesting date.

2023 Pension Benefits

The following table quantifies the pension benefits expected to be paid to each NEO from the UPS Retirement Plan and the UPS Excess Coordinating Benefit Plan as of December 31, 2023. The terms of each are described below.

Name	Plan Name	Number of Years Credited Service (#)[2]	Present Value of Accumulated Benefit ($)[3]	Payments During Last Fiscal Year ($)
Carol Tomé[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total		—	—
Brian Newman[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total		—	—
Nando Cesarone[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total		—	—
Kate Gutmann	UPS Retirement Plan	33.0	1,415,730	—
	UPS Excess Coordinating Benefit Plan	33.0	3,636,640	—
	Total		5,052,370	—
Bala Subramanian[1]	UPS Retirement Plan	—	—	—
	UPS Excess Coordinating Benefit Plan	—	—	—
	Total		—	—

(1) Not eligible to participate in the UPS Retirement Plan or the UPS Excess Coordinating Benefit Plan.

(2) Represents years of service as of December 31, 2023 for all plans.

(3) Represents the total discounted value of the monthly lifetime benefit earned at December 31, 2023, assuming the individual continues in service and retires at age 60 or at the executive's actual age, if later. The present value is not the monthly or annual lifetime benefit that would be paid to the individual. The present values are based on discount rates of 5.33% and 5.79% for the UPS Retirement Plan and UPS Excess Coordinating Benefit Plan, respectively, at December 31, 2023. The present values assume no pre-retirement mortality and utilize the Pri-2012 healthy mortality table with adjusted mortality improvement after 2012 (no collar for the UPS Retirement Plan and white collar for the UPS Excess Coordinating Benefit Plan), with mortality improvements after 2012 using the MP-2021 projection scale adjusted to converge to 0.5% in 2028 on the SOA Retirement Plan's Experience Committee model.

Pension Benefits

The UPS Retirement Plan is non-contributory and includes substantially all eligible employees of participating domestic subsidiaries who are not members of a collective bargaining unit, as well as certain employees covered by a collective bargaining agreement. The UPS Retirement Plan was closed to new entrants as of July 1, 2016.

UPS also sponsors a non-qualified defined benefit plan, the UPS Excess Coordinating Benefit Plan, for non-union employees whose pay and benefits in the qualified plan are limited by the Internal Revenue Service. An employee must be at least age 55 with 10 years of service to be eligible to participate in this plan. In the year that an individual first becomes eligible to participate in the UPS Excess Coordinating Benefit Plan, there is an increase for the participant for that year equal to the full present value of the participant's accrued benefit in the plan. In accordance with the terms of the Excess Coordinating Benefit Plan, following a participant's retirement, the Company pays an amount equal to the Social Security and Medicare taxes due on the present value of the benefits provided under the plan.

The UPS Retirement Plan and UPS Excess Coordinating Benefit Plan provide monthly lifetime benefits to participants and their eligible beneficiaries based on final average compensation at retirement, years of service with UPS and age at retirement. Participants may choose to receive a reduced benefit payable in the form of an annuity that is equivalent to the single lifetime benefit.

The plans provide monthly benefits based on the results from up to four benefit formulas. Participants receive the largest benefit from among the applicable benefit formulas. For Kate Gutmann the formula that results in the largest benefit is called the "grandfathered integrated formula." This formula provides retirement income equal to 58.33% of final average compensation, offset by a portion of the Social Security benefit. A participant with less than 35 years of benefit service receives a proportionately lesser amount.

Participants earn benefit service for the time they work as an eligible UPS employee. For purposes of the formulas, compensation includes salary and an eligible portion of the MIP award. The average final compensation for each participant in the plans is the average covered compensation of the participant during the five highest consecutive years out of the last ten full calendar years of service.

Benefits payable under the UPS Retirement Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as prescribed and adjusted from time to time by the Internal Revenue Service. Eligible amounts exceeding these limits will be paid from the UPS Excess Coordinating Benefit Plan. Under this plan, participants receive the benefit in the form of a life annuity.

The plans permit participants with 25 or more years of benefit service to retire as early as age 55 with only a limited reduction in the amount of their monthly benefits. NEOs eligible to retire at age 60 receive unreduced benefits from the plans. In addition, the plans allow participants with ten years or more of service to retire at age 55 with a larger reduction in the amount of their benefit. These plans froze accruals after December 31, 2022.

2023 Non-Qualified Deferred Compensation

The following table shows the executive and Company contributions or credits, earnings and account balances for the NEOs in the UPS Deferred Compensation Plan and UPS Restoration Savings Plan for 2023.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Carol Tomé	UPS Deferred Compensation Plan	1,538,596	—	773,789	—	7,917,934
	UPS Restoration Savings Plan	—	47,218	7,536	—	198,914
	Outstanding Non-employee Director RSU Awards	—	—	(272,536)	—	4,256,299
Brian Newman	UPS Restoration Savings Plan	—	25,120	5,392	—	85,288
Nando Cesarone	UPS Restoration Savings Plan	—	42,069	10,598	—	142,140
Kate Gutmann	UPS Deferred Compensation Plan	—	—	(13,872)	—	453,977
Bala Subramanian	UPS Restoration Savings Plan	—	7,300	721	—	8,021

(1) Amounts are also included in the "Salary" column of the 2023 Summary Compensation Table.

(2) Company credits to the UPS Restoration Savings Plan, which amounts are also disclosed in the "All Other Compensation" column of the 2023 Summary Compensation Table.

(3) No amounts in this column are reported in the 2023 Summary Compensation Table.

(4) Certain amounts in this column represent salary, bonus or stock options contributed by the NEO to the plans in prior years as follows: Tomé — $4,228,931; Newman – $0; Cesarone — $0; Gutmann — $118,149; and Subramanian - $0.

The deferred compensation vehicles in the UPS Deferred Compensation Plan and the UPS Restoration Savings Plan are described below. Not all of the NEOs participate in each feature of the UPS Deferred Compensation Plan.

Salary Deferral Feature

Prior to December 31, 2004, contributions could be deferred from executive officers' monthly salary and from their half-month bonus. Also prior to December 31, 2004, non-employee directors could defer retainer and meeting fees quarterly. Assets from the discontinued UPS Retirement Plan for Outside Directors were transferred to the 2004 and Before Salary Deferral Feature in 2003. No contributions were permitted after December 31, 2004, except as described below. After December 31, 2004, executive officers may defer 1% to 35% of their monthly salary and 1% to 100% of the cash portion of the MIP award. They may also defer excess pre-tax contributions if the UPS 401(k) Savings Plan fails the annual average deferral percentage test. Non-employee directors may defer retainer fees quarterly. Elections are made annually for the following calendar year.

Stock Option Deferral Feature

Assets are invested solely in shares of UPS stock. Non-qualified or incentive stock options which vested prior to December 31, 2004 were deferrable during the annual enrollment period for the following calendar year. Participants deferred receipt of UPS stock that would otherwise be taxable upon the exercise of the stock option. The shares received upon exercise of these options are deferred into a rabbi trust. The shares held in this trust are classified as treasury stock, and the liability to participating employees is classified as "deferred compensation obligations" in the shareowners' equity section of the balance sheet. No deferrals of stock options were permitted after December 31, 2004. As a result of the requirements applicable to non-qualified deferred compensation arrangements under Section 409A of the Internal Revenue Code and related guidance, deferral of stock options is no longer offered under the UPS Deferred Compensation Plan for options that vested after December 31, 2004.

Withdrawals and Distributions under the UPS Deferred Compensation Plan

For the 2004 and Before Salary Deferral Feature, participants may elect to receive the funds in a lump sum or up to a 10-year installment (of 120 monthly payments), subject to restrictions if the balance is less than $20,000. For the 2005 and Beyond Salary Deferral Feature, participants may elect to receive funds in a lump sum or up to a 10 year installment (120 monthly payments), subject to restrictions if the balance, plus the total balance in any other account which must be aggregated with the 2005 and Beyond Salary Deferral Account under Section 409A of the Internal Revenue Code, is less than the Internal Revenue Code Section 402(g) annual limit in effect for qualified 401(k) plans on the date the participant becomes eligible for a distribution.

For the Stock Option Deferral Feature, participants may elect to receive shares in a lump sum or up to 10 annual installments, subject to restrictions if the balance is less than $20,000. The distribution of shares will occur pro-rata based on the type of stock options (non-qualified or incentive) that were originally deferred.

The distribution election under the 2005 and Beyond Salary Deferral Feature may be changed one time only, but may be changed more frequently under the 2004 and Before Salary Deferral Feature and the Stock Option Deferral Feature. Hardship distributions are permitted under all three features of the UPS Deferred Compensation Plan. Withdrawals are not permitted under the 2005 and Beyond Salary Deferral Feature, but withdrawals are permitted for 100% of the account under the 2004 and Before Salary Deferral Feature and Stock Option Deferral Feature. However, withdrawals will result in a forfeiture of 10% of the participant's total account balances.

No Company contributions are made to any of the three features of the UPS Deferred Compensation Plan. The aggregate balances shown in the table above represent amounts that the NEOs have earned but elected to defer, plus earnings (or less losses). There are no above-market or preferential earnings in the UPS Deferred Compensation Plan. The investment options mirror those in the UPS 401(k) Savings Plan. Dividends earned on shares of UPS stock in the UPS Deferred Compensation Plan are earned at the same rate as all other class A and class B shares of common stock. Dividends are added to the participant's deferred compensation balance. Deferral elections made under the UPS Deferred Compensation Plan are irrevocable once made.

UPS Restoration Savings Plan

Benefits payable under the UPS 401(k) Savings Plan are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined contribution plan as established by the Internal Revenue Service. Amounts exceeding these limits are paid pursuant to the UPS Restoration Savings Plan, which is a non-qualified restoration plan designed to replace the benefits limited under the tax-qualified plan. Without the UPS Restoration Savings Plan, executive officers would receive a lower benefit as a percent of eligible compensation than the benefit received by other participants in the UPS Savings Plan.

Potential Payments on Termination or Change in Control

Executive officers serve without employment contracts, as do most of our other U.S.-based non-union employees. In connection with each of Carol Tomé's, Brian Newman's and Bala Subramanian's hiring, we entered into protective covenant agreements with them which protect UPS's confidential information and include non-competition and non-solicitation covenants in favor of UPS. For Brian and Carol, if either of their employment is terminated without "cause", then the Company is obligated to pay their base salary for up to 24 months if it elects to enforce the post-termination covenants.

The UPS Key Employee Severance Plan (the "Severance Plan") provides for severance compensation and benefits upon certain terminations of employment of key employees, including the NEOs. The severance protections under the Severance Plan replace cash severance benefits (if any) to which a participating employee would have otherwise been entitled under their protective covenant agreements (as described above).

The Severance Plan in general provides that if the Company terminates the employment of a participant other than due to "Cause," "Disability Termination," or death (a "Qualifying Termination"), the Company will pay: (i) an amount in cash equal to a pro-rata portion of the individual's annual performance incentive award under the MIP that would have been earned for the year of termination, based on actual performance for the full performance period, with the pro-rata portion calculated based on the number of months during which the individual was employed by the Company during the applicable year; (ii) an amount in cash equal to one times (or, for the CEO, two times) the sum of the participant's annual base salary plus the participant's target MIP performance award in effect as of the termination date; (iii) an amount in cash equal to the portion of the participant's monthly Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") premium for the participant and the participant's dependents to the extent it exceeds the premiums paid by the participant for such coverage immediately prior to termination times the number of months in the participant's applicable COBRA period; and (iv) career counseling services up to $20,000 (or, for the CEO up to $30,000).

In addition, with respect to options held by retirement eligible employees, and RPUs granted under the MIP or LTIP, in each case granted on or after the effective date of the Severance Plan, a participant who experiences a Qualifying Termination will generally be entitled to the same treatment that would apply in the event of "retirement" under the terms of such awards. With respect to stock options granted to a participant on or after the effective date of the Severance Plan, such stock options (to the extent the participant is not retirement eligible and that are vested as of the date of the Qualifying Termination) will remain exercisable until the earlier of the first anniversary of the termination date and the original expiration date of the stock options.

For terminations of employment not governed by retention arrangements or awards made prior to the effective date of the Severance Plan, our equity incentive plans and related documents contain provisions that affect outstanding awards to all plan participants, including the NEOs, in the event of a participant's death, disability, retirement, or a change in control (as defined below) of the Company.

Upon a participant's death, disability or retirement:

- Options will immediately vest, and remain exercisable until the tenth anniversary of the date of grant;

- Shares of restricted stock, RSUs or RPUs that are no longer subject to performance conditions will immediately vest. In the case of a participant's death, shares (or cash, as applicable) attributable to the number of restricted shares, RSUs or RPUs will be transferred to the participant's estate within 90 days. In the case of a participant's disability or retirement, shares (or cash, as applicable) attributable to the number of restricted shares, RSUs or RPUs will be transferred to the participant on the same schedule as if they had remained employed; and

- Shares of restricted stock, RSUs and RPUs that are still subject to performance conditions shall be deemed earned on a prorated basis for the number of months worked during the performance period. In the case of a participant's death, shares (or cash, as applicable) attributable to the prorated number of restricted shares, RSUs or RPUs calculated at target performance level will be transferred to the participant's estate within 90 days. In the case of a participant's disability or retirement, shares (or cash, as applicable) attributable to the prorated number of restricted shares, RSUs or RPUs calculated based on actual performance results for the full performance period will be transferred to the participant following the end of the performance period.

Upon a change in control, if the successor company does not continue, assume or substitute other grants for outstanding awards, or upon a change in control followed by a termination of the grantee's employment by UPS without cause or by the grantee for good reason:

- Options will immediately vest and become exercisable;

- Shares of restricted stock, RSUs or RPUs that are no longer subject to performance conditions will immediately vest; and

- Shares of restricted stock, RSUs and RPUs that are still subject to performance conditions will be deemed earned to the extent that actual achievement of the applicable performance conditions can be determined, or on a prorated basis for the portion of the performance period completed prior to the change in control or qualifying termination, based on target or actual performance.

Other Outstanding Awards; No Tax Gross-Ups

Any other awards which may be outstanding would vest and be paid generally as described above (except, where applicable, timing of payment generally will be tied to such change in control, rather than termination or resignation). We do not provide for the payment of tax gross-ups on outstanding awards.

The following table shows the potential payments upon a termination of employment under various circumstances, assuming the event occurred on December 29, 2023. The closing price per share of our class B common stock on the NYSE on the last trading day of 2023 was $157.23. The actual amounts to be paid under any of the scenarios can only be determined at the time of such NEO's separation from the Company.

Name	Separation Pay[1] ($)	Accelerated/ Continued Vesting of Equity Awards[2] ($)	Benefits[3]	Total ($)
Carol Tomé				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	9,077,593	4,546,358	—	13,623,951
Change in Control (with qualifying termination)	9,058,276	12,826,644	—	21,884,920
Retirement	—	12,826,644	—	12,826,644
Death	—	12,826,644	—	12,826,644
Disability	—	12,826,644	—	12,826,644
Brian Newman				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	1,830,471	1,301,550	—	3,132,021
Change in Control (with qualifying termination)	1,801,110	4,121,418	—	5,922,528
Retirement	—	—	—	—
Death	—	4,121,418	—	4,121,418
Disability	—	4,121,418	—	4,121,418
Nando Cesarone				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	1,851,556	1,068,116	—	2,919,672
Change in Control (with qualifying termination)	1,824,086	3,073,392	—	4,897,478
Retirement	—	—	—	—
Death	—	3,073,392	—	3,073,392
Disability	—	3,073,392	—	3,073,392
Kate Gutmann				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	1,852,857	1,160,106	—	3,012,963
Change in Control (with qualifying termination)	1,824,086	3,327,874	—	5,151,960
Retirement	—	3,327,874	840,748	4,168,622
Death	—	3,327,874	—	3,327,874
Disability	—	3,327,874	—	3,327,874
Bala Subramanian				
Termination (voluntary or involuntary for cause)	—	—	—	—
Termination (involuntary without cause)	1,691,924	4,210,684	—	5,902,608
Change in Control (with qualifying termination)	1,662,292	4,210,684	—	5,872,976
Retirement	—	—	—	—
Death	—	4,210,684	—	4,210,684
Disability	—	4,210,684	—	4,210,684

(1) Represents the benefits under the UPS Key Employee Severance Plan. For Carol Tomé, represents two times her annual base salary and two times her target MIP award (200% of base salary). For the other NEOs, represents one times their annual base salary and a sum equaling their target MIP awards (115% of base salary).

(2) Represents the value of accelerated or continued vesting of stock options and RPUs in accordance with the terms of our equity incentive plans and the applicable award certificates. Also includes the 2022 and 2023 LTIP awards calculated at target. The performance measurement period for the 2022 LTIP award ends December 31, 2024, and the performance measurement period for the 2023 LTIP award ends December 31, 2025. With respect to Nando Cesarone and Kate Gutmann, includes the continued vesting of the one-time RSU awards to each as described in "Employment Transition Awards, Retention Arrangements and Recognition Awards" above.

(3) Represents the actuarial present value of the incremental non-qualified amounts payable upon change in control, early retirement, death and disability from the UPS Excess Coordinating Benefit Plan. For information about the UPS Excess Coordinating Benefit Plan, see the Pension Benefits table and related narrative. The same assumptions were used to calculate the present value of the amounts in the table that were used for the Pension Benefits table except that benefits are assumed to be payable immediately as of December 31, 2023 (or age 55 if later) instead of age 60. Only individuals eligible for early retirement (age 55 with 10 years of service) who are not yet age 60 will have an early retirement value in the table.

Other Amounts

The previous table does not include payments and benefits to the extent they are generally provided on a non-discriminatory basis to salaried employees not subject to a collective bargaining agreement upon termination of employment. These include:

- Life insurance upon death in the amount of 12 times the employee's monthly base salary, with a December 29, 2023 maximum benefit payable of $1 million;

- A death benefit in the amount of three times the employee's monthly salary;

- Disability benefits; and

- Accrued vacation amounts.

The tables also do not include amounts to which the executives would be entitled to receive that are already described in the compensation tables that appear earlier in this Proxy Statement, including:

- The value of equity awards that are already vested;

- Amounts payable under defined benefit pension plans (except as described above with respect to Kate Gutmann); and

- Amounts previously deferred into the deferred compensation plan.

Definition of a Change in Control

A change in control as defined in our equity incentive compensation plans is generally deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

- The consummation of a reorganization, merger, share exchange or consolidation, in each case, where persons who were shareowners of UPS immediately prior to such reorganization, merger, share exchange or consolidation do not, immediately thereafter, own more than fifty percent (50%) of the combined voting power of the reorganized, merged, surviving or consolidated company's then outstanding securities entitled to vote generally in the election of directors in substantially the same proportions as immediately prior to the transaction; or a liquidation or dissolution of UPS or the sale of substantially all of UPS's assets; or

- Individuals who, as of any date (the "Beginning Date"), constitute the Board of Directors (the "Incumbent Board") and who, as of the end of the two-year period beginning on such Beginning Date, cease for any reason to constitute at least a majority of the Board of Directors, provided that any person becoming a director subsequent to the Beginning Date whose election, or nomination for election by UPS's shareowners, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of UPS, as such terms are used under applicable SEC rules and requirements) shall be considered as though such person were a member of the Incumbent Board.

Equity Compensation Plans

The following table sets forth information as of December 31, 2023 concerning shares of our common stock authorized for issuance under our equity compensation plans.

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders[1]	6,433,685	127.91	19,816,746[2]
Equity compensation plans not approved by security holders	—	N/A	—
Total	6,433,685	127.91	19,816,746

(1) Includes all equity incentive compensation plans and the Discounted Employee Stock Purchase Plan, each of which has been approved by our shareowners. Effective with the approval of the 2021 Omnibus Incentive Compensation Plan (the "2021 Plan") in May 2021, no additional securities may be issued under prior equity incentive compensation plans. Awards that do not entitle the holder to receive or purchase shares and awards that are settled in cash are not counted against the aggregate number of shares available for awards under the 2021 Plan. Awards that are subject to performance conditions are reported at the maximum performance level, which may overstate the dilution associated with such awards.

(2) In addition to grants of options, warrants or rights, this number includes up to 10,034,871 shares of common stock or other stock-based awards that may be issued under the 2021 Plan, and up to 9,781,875 shares of common stock that may be issued under the Discounted Employee Stock Purchase Plan. This number does not include shares under prior equity incentive compensation plans because no new awards may be made under those plans.

Median Employee to CEO Pay Ratio

As required by Item 402(u) of Regulation S-K, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following ratio of the annual total compensation of our CEO to the annual total compensation of our median employee.

For purposes of this disclosure, the 2023 annual total compensation of the median compensated employee was $53,669; our CEO's 2023 annual total compensation was $23,402,885, and the ratio of these amounts was 436-to-one.

Our CEO's 2023 annual total compensation was different from the amount included in the 2023 Summary Compensation Table "Total" column. Amounts related to healthcare benefits, which are available generally to all salaried employees of the Company, are included in the annual total compensation amounts above. The CEO's and median employee's Company-paid healthcare benefit amounts were $12,834 and $6,178 respectively. For the CEO, this amount is not included in the 2023 Summary Compensation Table, as permitted by SEC regulations.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. For these purposes, we identified the median compensated employee from our employee population as of October 1, 2023, using total taxable wages (Form W-2 Box 1 or equivalent) paid to our employees in fiscal year 2023. We determined our total workforce as of October 1, 2023 to consist of 485,504 employees. During the fiscal year 2023, UPS acquired Happy Returns and MNX Global Logistics. These entities employed 326 and 791 employees, respectively. As permitted by SEC rules, under the 5% "De Minimis Exemption," we excluded 22,994 non-U.S. employees, or 4.7% of our total workforce. As a result of these exclusions, our median compensated employee was identified from an employee population of 462,510 employees.

The excluded countries and their employee populations were as follows: Argentina (202 employees), Australia (500 employees), Austria (214 employees), Bahrain (30 employees), Belgium (1,157 employees), Brazil (1,502 employees), Chile (357 employees), Costa Rica (379 employees), Czechia (566 employees), Denmark (565 employees), Dominican Republic (87 employees), Ecuador (269 employees), Egypt (20 employees), El Salvador (4 employees), Finland (184 employees), Greece (160 employees), Guam (1 employee), Guatemala (54 employees), Honduras (6 employees), Hong Kong (803 employees), Hungary (498 employees), Indonesia (114 employees), Ireland (883 employees), Italy (1,748 employees), Jamaica (3 employees), Japan (622 employees), Jersey (1 employee), Kazakhstan (38 employees), Luxembourg (13 employees), Macau (2 employees), Malaysia (251 employees), Morocco (65 employees), New Zealand (43 employees), Nicaragua (18 employees), Nigeria (222 employees), Norway (100 employees), Pakistan (50 employees), Panama (32 employees), Peru (167 employees), Philippines (1,305 employees), Portugal (280 employees), Puerto Rico (442 employees), Romania (122 employees), Russia (5 employees), South Korea (522 employees), Singapore (1,055 employees), Slovakia (29 employees), Slovenia (58 employees), South Africa (260 employees), Spain (1,548 employees), Sweden (935 employees), Switzerland (759 employees), Taiwan (872 employees), Thailand (436 employees), Turkey (1,548 employees), U.S. Virgin Islands (10 employees), Ukraine (106 employees), United Arab Emirates (442 employees), and Vietnam (330 employees).

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following table and related disclosures.

Year[1]	Summary Comp Table Total for First CEO ($)	Summary Comp Table Total for Second CEO ($)	Comp Actually Paid to First CEO ($)	Comp Actually Paid to Second CEO ($)	Average Summary Comp Table Total for Non-CEO Named Executive Officers ($)	Average Comp Actually Paid to Non-CEO Named Executive Officers ($)	Value of Initial Fixed $100 Investment Based on: Total Shareholder Return ($)	Value of Initial Fixed $100 Investment Based on: Peer Group[2] Total Shareholder Return ($)	Net Income (millions) ($)	Adjusted Operating Profit[3] (millions) ($)
2023	N/A	23,390,051	N/A	15,171,604	7,631,274	4,457,788	152.66	146.74	6,708	9,873
2022	N/A	18,965,201	N/A	13,072,062	6,714,395	5,141,166	162.33	131.11	11,548	13,853
2021	N/A	27,620,893	N/A	43,250,361	10,489,120	19,573,719	193.56	152.83	12,890	13,144
2020	5,842,130	3,772,910	37,662,113	13,337,679	5,454,192	11,181,872	147.28	118.18	1,343	8,718

(1) In both 2023 and 2022, Carol Tomé was the CEO and the Non-CEO NEOs were Brian Newman, Nando Cesarone, Kate Gutmann and Bala Subramanian; in 2021, Carol Tomé was the CEO and the Non-CEO NEOs were Brian Newman, Scott Price, Nando Cesarone and Kate Gutmann; and in 2020 the CEOs were David Abney (First CEO) and Carol Tomé (Second CEO), and the Non-CEO NEOs were Brian Newman, Nando Cesarone, Kate Gutmann, Juan Perez and George Willis.

(2) Our peer group is represented by the Dow Jones Transportation Average.

(3) In accordance with SEC rules, we are required to include in the above table the most important financial performance measure (not otherwise required to be disclosed in the table) used to link compensation actually paid to our named executive officers for 2023 to Company performance. We consider this measure to be Adjusted Operating Profit, which is calculated by excluding the following items from Operating Profit determined in accordance with GAAP: for 2023, one-time compensation representing a payment to certain U.S.-based non-union part-time supervisors, goodwill and other asset impairment charges, and transformation and other adjustments; for 2022, a one-time non-cash expense related to stock-based awards that were accelerated to fully vest in 2022 in connection with a change in incentive compensation program design, a one-time non-cash charge reflecting a reduction in the estimated residual value of fully-depreciated MD-11 aircraft, and transformation and other adjustments; and for each of 2021 and 2020, transformation and other adjustments.

CEO SCT Total to CAP Reconciliation

Year	Summary Compensation Table Total for CEO ($)	Deductions from SCT Total[1] ($)	Additions to SCT Total[2] ($)	Compensation Actually Paid ($)
2023	23,390,051	20,274,954	12,056,507	15,171,604
2022	18,965,201	16,275,515	10,382,376	13,072,062
2021	27,620,893	24,795,449	40,424,917	43,250,361
2020[3]	3,772,910	2,958,822	12,523,591	13,337,679
	5,842,130	3,192,625	35,012,608	37,662,113

(1) Represents the grant-date fair value of stock awards granted during the year (2023: $18,916,192, 2022: $15,046,968, 2021: $23,670,426, 2020: Carol Tomé $1,833,812 and David Abney $1,411,585), the grant-date fair value of option awards granted during the year (2023: $1,358,762, 2022: $1,228,547, 2021: $1,125,023, 2020: Carol Tomé $1,125,010 and David Abney $1,153,237) and the aggregate change in the actuarial present value of accumulated benefits under pension plans (2023: $—, 2022: $—, 2021: $—, 2020: Carol Tomé $— and David Abney $627,803).

(2) Represents the service cost for defined benefit pension plans (2023: $—, 2022: $—, 2021: $—, 2020: Carol Tomé $— and David Abney $234,743) and the value of equity awards calculated using the required methodology for determining CAP, as further detailed in the table below.

(3) In 2020 the CEOs were Carol Tomé (first row) and David Abney (second row).

CEO Equity Component of CAP

Year	Year End Fair Value of Equity Awards Granted in the Year ($)	Change in Fair Value from Prior Year End to Year End of Outstanding Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Change in Fair Value from Prior Year End to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year ($)	Total Equity Award Adjustments ($)
2023	14,112,488	(3,170,240)	2,071,950	(957,691)	12,056,507
2022	12,805,107	(5,289,424)	—	2,866,693	10,382,376
2021	33,072,440	6,256,043	—	1,096,434	40,424,917
2020[1]	12,523,591	—	—	—	12,523,591
	9,170,268	14,290,966	—	11,316,631	34,777,865

(1) In 2020 the CEOs were Carol Tomé (first row) and David Abney (second row).

- Stock awards issued under the Management Incentive Plan are valued at the New York Stock Exchange ("NYSE") closing price of UPS Class B stock at each applicable date.

- Outstanding stock awards issued under the Long-Term Incentive Plan are valued using a Monte Carlo model at each reporting date with performance outcomes assumed to be at target. Long-Term Incentive Plan awards that vest during the period are valued using actual performance outcomes and the NYSE closing price of UPS Class B stock on the vesting date.

- Option awards are valued using a Black-Scholes option pricing model that reflects the award's exercise price relative to the NYSE closing price of UPS Class B common stock at each valuation date.

- Stock award valuations include reinvested dividends where applicable.

Average Other NEOs SCT Total to CAP Reconciliation

Year	Summary Compensation Table Total for Other NEOs ($)	Deductions from SCT Total[1] ($)	Additions to SCT Total[2] ($)	Compensation Actually Paid ($)
2023	7,631,274	6,111,238	2,937,752	4,457,788
2022	6,714,395	5,656,642	4,083,413	5,141,166
2021	10,489,120	8,564,070	17,648,669	19,573,719
2020	5,454,192	3,897,928	9,625,608	11,181,872

(1) Represents the average grant date fair value of stock awards granted during the year (2023: $4,765,597, 2022: $5,378,818, 2021: $8,200,584, 2020: $3,369,684), the average grant date fair value of option awards granted during the year (2023: $399,020, 2022: $277,825, 2021: $351,349, 2020: $210,297) and the average aggregate change in the actuarial present value of accumulated benefits under pension plans (2023: $946,621, 2022: $—, 2021: $12,137, 2020: $317,948).

(2) Represents the average service cost for defined benefit pension plans (2023: $—, 2022: $44,219, 2021: $40,127, 2020: $65,084) and the value of equity awards calculated using the required methodology for determining CAP, as further detailed in the table below.

Average Other NEOs Equity Component of CAP

Year	Year End Fair Value of Equity Awards Granted in the Year ($)	Change in Fair Value from Prior Year End to Year End of Outstanding Unvested Equity Awards Granted in Prior Years ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Change in Fair Value from Prior Year End to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year ($)	Total Equity Award Adjustments ($)
2023	3,467,543	(884,732)	546,548	(191,607)	2,937,752
2022	4,841,330	(1,551,105)	—	748,969	4,039,194
2021	12,120,687	2,762,650	—	2,725,205	17,608,542
2020	6,340,481	1,480,751	120,414	1,618,878	9,560,524

- Stock awards issued under the Management Incentive Plan are valued at the NYSE closing price of UPS Class B stock at each applicable date.
- Outstanding stock awards issued under the Long-Term Incentive Plan are valued using a Monte Carlo model at each reporting date with performance outcomes assumed to be at target. Long-Term Incentive Plan awards that vest during the period are valued using actual performance outcomes and the NYSE closing price of UPS Class B stock on the vesting date.
- Option awards are valued using a Black-Scholes option pricing model that reflects the award's exercise price relative to the NYSE closing price of UPS Class B common stock at each valuation date.
- Stock award valuations include reinvested dividends where applicable.

The following table lists the financial performance measures that we believe represent the most important financial performance measures we use to link compensation actually paid to our NEOs for fiscal 2023 to our performance.

Tabular List
Adjusted operating profit
Revenue growth
Adjusted return on invested capital
Adjusted earnings per share growth
Adjusted free cash flow



CAP versus TSR 2020 - 2023



CAP versus Net Income 2020 - 2023



**CAP versus Adjusted Operating Profit
2020 - 2023**

Proposal 2 — Advisory Vote to Approve Named Executive Officer Compensation

What am I voting on? Whether you approve, on an advisory basis, the compensation of the NEOs as disclosed in this Proxy Statement.

Board's Recommendation: Vote **FOR** this proposal.

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy.

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Exchange Act, shareowners may vote, on an advisory basis, to approve the 2023 compensation paid to our NEOs as disclosed in this Proxy Statement ("say on pay"). We conduct say on pay votes annually. We expect that the next say on pay vote will occur at our 2025 Annual Meeting of Shareowners.

Pay for performance and alignment with the long-term interests of our shareowners are key principles of our compensation programs. NEO compensation reflects the following:

- encouraging executive decision-making that is aligned with the long-term interests of our shareowners;
- tying a significant portion of executive pay to Company performance over a multi-year period;
- promoting UPS's long-standing culture of owner-management; and
- balancing shorter and longer-term performance metrics to encourage the efficient management of our business and minimizing excessive risk-taking.

Although this vote is non-binding, the Compensation and Human Capital Committee and the board value your views and will consider the voting results. If there is a significant negative vote, we expect that we will consult directly with significant shareowners to better understand their concerns. The Compensation and Human Capital Committee and the board would consider feedback obtained through this process in making future compensation decisions.

In accordance with the Dodd-Frank Act, this vote does not overrule any decisions by the board, will not create or imply any change to or any additional fiduciary duties of the board and will not restrict or limit the ability of shareowners generally to make proposals for inclusion in proxy materials related to executive compensation.

Shareowners are being asked to approve the following resolution:

"RESOLVED, that the shareowners approve, on an advisory basis, the compensation of the NEOs, as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosures in the Company's Proxy Statement for the 2024 Annual Meeting of Shareowners."

Ownership of Our Securities

Securities Ownership of Certain Beneficial Owners and Management

The following table sets forth information as to each person known to us to be the beneficial owner of more than five percent of either our class A or class B common stock, based on SEC filings by such persons. Class A shares are entitled to ten votes per share and class B shares are entitled to one vote per share on each matter acted upon at the Annual Meeting. Class A shares are held by current and former employees and are not publicly traded. As of March 1, 2024 there were 125,478,056 outstanding shares of class A common stock and 727,841,749 outstanding shares of class B common stock.

Name and address	Number of Shares of Class B Stock Beneficially Owned	Percent of Class B Stock
BlackRock, Inc.[1] 55 East 52nd Street New York, NY 10055	54,283,579	6.4%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	67,218,177	7.9%

(1) According to a Schedule 13G/A filed with the SEC on January 26, 2024, BlackRock, Inc. has sole voting power with respect to 49,199,159 shares and sole dispositive power with respect to all 54,283,579 shares.

(2) According to a Schedule 13G/A filed with the SEC on February 13, 2024, The Vanguard Group has shared voting power with respect to 918,229 shares, sole dispositive power with respect to 64,027,901 shares and shared dispositive power with respect to 3,190,276 shares.

The following table sets forth the beneficial ownership of our class A and class B common stock as of March 1, 2024 by each of our NEOs, each of our directors, and all of our executive officers and directors as a group. Ownership is calculated in accordance with SEC rules and regulations.

	Number of Shares Beneficially Owned[1]		Total Shares Beneficially Owned[4]
	Class A Shares[2][3]	Class B Shares	
Named Executive Officers			
Carol Tomé	386,653	13,036	399,689
Brian Newman	88,818	25,000	113,818
Nando Cesarone	67,208	1	67,209
Kate Gutmann	163,381	—	163,381
Bala Subramanian	12,708	—	12,708
Non-Employee Directors			
Rodney Adkins	19,844	—	19,844
Eva Boratto	3,904	—	3,904
Michael Burns	37,042	—	37,042
Wayne Hewett	3,904	868	4,772
Angela Hwang	4,268	—	4,268
Kate Johnson	3,577	—	3,577
William Johnson	34,845	160	35,005
Franck Moison	11,396	—	11,396
Christiana Smith Shi	9,401	—	9,401
Russell Stokes	3,577	400	3,977
Kevin Warsh	22,025	—	22,025
Executive Officers and Directors as a Group (20 persons)	**1,059,749**	**39,465**	**1,099,214** [5]

(1) Includes shares for which the named person or group has sole voting or investment power or has shared voting or investment power with his or her spouse.

(2) Includes class A shares that may be acquired through April 30, 2024 upon the conversion of RSUs following a separation from the Board of Directors, including 27,071 RSUs held by Carol Tomé in connection with her prior service as a non-employee director.

(3) Includes class A shares that may be acquired through stock options exercisable through April 30, 2024 as follows: Tomé – 207,313; Newman – 38,931; Cesarone – 20,449; Gutmann – 68,357; Subramanian - 1,818; and directors and executive officers as a group — 429,901.

(4) All directors and executive officers individually and as a group held less than one percent of outstanding shares of each of class A and class B common stock outstanding as of March 1, 2024. Assumes that all options exercisable through April 30, 2024 and owned by the named individual are exercised, and that shares acquirable under RSUs through April 30, 2024 are so acquired. The total number of shares outstanding used in calculating this percentage for each individual person also assumes that none of the options owned by other named individuals are exercised and that none of the shares acquirable under the RSUs held by other named individual are so acquired.

(5) Includes 585 RSUs and RPUs for executive officers and directors as a group that vest and convert to class A common stock prior to April 30, 2024. Directors hold vested equity interests that, in accordance with SEC reporting rules, are not reported in the table above because the individual does not have the right to acquire beneficial ownership of the underlying shares within 60 days of March 1, 2024. These equity interests represent additional financial interests in UPS that are subject to the same market risks as ownership of our common stock. For Carol Tomé, represents 1,389 phantom stock units; and for Michael Burns, Wayne Hewett, Franck Moison and Kevin Warsh, represents deferred non-employee director retainer fees allocated to 5,685, 1,250, 1,334 and 10,449 shares of UPS common stock, respectively, within the UPS Deferred Compensation Plan. Phantom stock units were granted to non-employee directors pursuant to a deferred compensation program previously provided to non-employee directors. Carol's phantom stock units were awarded during her prior service as a non-employee director. Dividends paid on UPS common stock are credited to the director's phantom stock unit balance. Upon termination of the individual's service as a director, amounts represented by phantom stock units will be distributed in cash over a time period elected by the recipient.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who own beneficially more than 10% of either our class A or class B common stock to file reports of ownership and changes in ownership of such stock with the Securities and Exchange Commission. To our knowledge, for 2023 each of our directors and executive officers complied with all applicable Section 16(a) filing requirements, except for the late filing in of one Form 4 for each of our then-executive officers, relating to a single equity grant made in March 2023, that was late due to a Company administrative error.

Audit Committee Matters

Proposal 3 — Ratification of Auditors

What am I voting on? Ratify the Audit Committee's (as used in this Audit Committee Matters section, the "Committee") appointment of Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for 2024.

Board's Recommendation: Vote **FOR** the ratification of the appointment of Deloitte as our independent registered public accounting firm for 2024.

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy and entitled to vote on the proposal.

Deloitte has been our independent auditor since we became a publicly traded company in 1999. Prior to 1999, Deloitte served as the independent auditor of our privately held parent company since 1969. Deloitte audited our 2023 consolidated financial statements and our internal control over financial reporting.

The Committee appointed Deloitte as our independent registered public accounting firm for the year ending December 31, 2024. The board recommends that shareowners ratify Deloitte's appointment. Although shareowner ratification is not required, the board believes that seeking ratification is a good corporate governance practice. If not ratified, the Committee will reconsider Deloitte's appointment. Even if ratified, the Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of UPS and its shareowners.

A Deloitte representative is expected to attend the Annual Meeting, will have the opportunity to make a statement if desired, and be available to respond to appropriate shareowner questions. Additional information about the Committee, Deloitte's appointment and fees, and other related matters follows.

Audit Committee Report

Roles and Responsibilities. The Committee's key responsibilities are described in its charter. The charter is reviewed annually and was most recently approved by the board in 2023 and is available on the governance section of the UPS Investor Relations website at www.investors.ups.com. Pursuant to its charter, the Committee's purposes, duties and responsibilities include:

- assisting the board in discharging its responsibilities relating to the Company's accounting, reporting and financial practices;
- overseeing the Company's accounting and financial reporting processes, including reviewing earnings or annual report press releases, overseeing the integrity of financial statements and evaluating major financial risks;
- having sole authority to appoint, oversee, determine the compensation of and terminate the Company's independent registered public accounting firm; and
- overseeing the Company's disclosure controls and internal controls, compliance with legal and regulatory requirements, and Code of Business Conduct.

Management has primary responsibility for preparing the Company's financial statements and establishing effective internal control over financial reporting. Deloitte is responsible for auditing those financial statements and the Company's internal control over financial reporting and expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles and on the effectiveness of internal control over financial reporting based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission.

The Committee appoints the independent registered public accounting firm, approves the terms of the audit engagement, and reviews and approves Deloitte's fees. In this context, the Committee discussed the terms of Deloitte's 2024 audit engagement, the audit's overall scope and plan, and the other matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Committee asked Deloitte questions relating to such matters.

Financial Statement Oversight. The Committee met with management and Deloitte to review and discuss the Company's audited financial statements and internal control over financial reporting. The Committee discussed with management and Deloitte the critical accounting policies applied by the Company in the preparation of its financial statements, the quality, and not just the acceptability, of the accounting principles utilized, the reasonableness of significant accounting judgments, and the clarity of disclosures in the financial statements.

The Committee regularly met with Deloitte and UPS's internal auditors, in each case with and without other members of management present, to discuss the results of their respective examinations, the evaluations of the Company's internal control and the overall quality and integrity of the Company's financial reporting.

Internal Audit Oversight. The Committee reviewed UPS's internal audit plan and the performance, responsibilities, charter, budget and staffing of UPS's internal audit function.

Compliance and Ethics Oversight. The Committee met with members of management to discuss the Company's legal and ethical compliance programs. The Committee also oversaw compliance with procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing and federal securities law matters, including confidential and anonymous submissions of these complaints.

Auditor Independence. Deloitte provided the Committee with the written disclosures and the letter required by the PCAOB regarding Deloitte's communications with the Committee concerning independence. The Committee discussed Deloitte's independence with the firm and considered whether Deloitte's provision of non-audit services was compatible with their independence.

Pre-approvals. The Committee requires the pre-approval of all audit and non-audit services provided by Deloitte. The Committee reviewed and pre-approved all fees paid to Deloitte.

Committee Assessment of Deloitte. The Committee, along with management and the Company's internal auditors, reviewed Deloitte's 2023 performance. The Committee considered the continued independence, objectivity and professional skepticism of Deloitte, the length of time that Deloitte has served as the Company's independent auditors, the breadth and complexity of the business and its global footprint. The Committee also considered external data and management's perception of Deloitte's auditing qualification and experience, the quantity and quality of Deloitte's staff, Deloitte's fees, the communication and interaction with the Deloitte team over the course of the prior year, PCAOB reports on Deloitte, and the potential impact of changing independent registered public accounting firms.

The Committee determined that Deloitte can provide both the necessary expertise and has a similar global footprint to effectively audit UPS worldwide. The Committee also considered the efficiencies resulting from Deloitte's deep understanding of our business, Deloitte's focus on independence, their quality control policies, the quality and efficiency of the work performed, and the quality of discussions and feedback sessions. Additionally, the Committee is involved in the selection of the new partner-in-charge of the audit engagement when there is a rotation required under applicable rules.

Based on the results of its review, the Committee concluded that Deloitte is independent and that it is in the best interests of UPS and its shareowners to appoint Deloitte to serve as the Company's independent registered accounting firm for 2024. The board recommends that shareowners ratify this appointment.

Furthermore, the Committee recommended to the Board of Directors that the audited financial statements be included in UPS's Annual Report on Form 10-K for the year ended December 31, 2023 for filing with the SEC.

The Audit Committee

Eva Boratto, Chair
Michael Burns
Wayne Hewett
Angela Hwang

Principal Accounting Firm Fees

The Committee, with the ratification of the shareowners, engaged Deloitte to perform the annual audits of the Company's financial statements for each of the fiscal years ended December 31, 2023 and 2022. The aggregate fees billed to us for the fiscal years ended December 31, 2023 and 2022 by Deloitte, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates are listed in the table:

	2023	2022
Audit Fees[1]	$20,228,000	$17,969,000
Audit-Related Fees[2]	$ 1,615,000	$ 1,977,000
Total Audit and Audit-Related Fees	$21,843,000	$19,946,000
Tax Fees[3]	$ 98,000	$ 65,000
All Other Fees[4]	$ 6,000	$ 80,000
Total Fees	$21,947,000	$20,091,000

(1) Fees for professional services performed by Deloitte for the audit of our annual financial statements and review of financial statements included in our Form 10-Q filings, internal control attestation procedures, statutory audits of foreign subsidiary financial statements and other services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Fees for assurance and related services performed by Deloitte that are reasonably related to the performance of the audit or review of our financial statements. This includes employee benefit plan and compensation plan audits, independent service auditors' reports, attestation procedures related to securities offerings, other attestations.

(3) Fees for professional services performed by Deloitte with respect to tax compliance work and tax planning and advice services. This includes review of original and amended tax returns for the Company and its consolidated subsidiaries, refund claims, and payment planning and tax audit assistance.

(4) Fees for professional services performed by Deloitte with respect to assessment of climate reporting readiness and financial systems implementation assistance, and subscription fees to the Deloitte online accounting research platform.

Services Provided by Deloitte

All services provided by Deloitte are permissible under applicable laws and regulations. The Committee has established a policy requiring the pre-approval of all audit and non-audit services performed by Deloitte in order to help assure that the provision of such services does not impair Deloitte's independence.

Proposed services may be pre-approved through the application of detailed policies and procedures ("general pre-approval") or by specific review of each service ("specific pre-approval"). Unless a type of service to be provided by Deloitte has received general pre-approval, it requires specific pre-approval by the Committee. Any proposed services exceeding pre-approved cost levels also require specific approval by the Committee.

The Audit, Audit-Related, Tax and All Other services that have received general pre-approval of the Committee, and those services that are prohibited, are described in the policy along with the corresponding cost levels. The term of any general pre-approval is twelve months from the date of pre-approval, unless otherwise stated. The Committee annually reviews and pre-approves the services that may be provided by Deloitte without obtaining specific pre-approval and may revise the list from time to time based on subsequent determinations.

The Committee has delegated to its Chair the authority to pre-approve certain permitted services between the Committee's regularly scheduled meetings, and the Chair must report any pre-approval decisions to the Committee at its next scheduled meeting for review by the Committee. The policy prohibits the Committee from delegating its responsibilities to management for pre-approving Deloitte's permitted services.

Shareowner Proposals

In accordance with SEC rules, we have set forth below shareowner proposals and the shareowner proponents' supporting statements. The board's response to each proposal and voting recommendation are also set forth below. The board recommends a vote against each proposal because it does not believe the proposals will drive or create long-term shareowner value. Each shareowner proposal will be voted on at our Annual Meeting only if properly presented at the meeting. The Company is not responsible for any inaccuracies contained in the proposals.

Proposal 4 — Shareowner Proposal to Reduce the Voting Power of Class A Stock from 10 Votes Per Share to One Vote Per Share

What am I voting on? Whether you want the board to take steps to reduce the voting power of the Company's class A stock from 10 votes per share to one vote per share.

Board's Recommendation: Vote **AGAINST** this proposal because:

- UPS's capital structure is unique and does not present risks inherent in typical dual-class structures
- UPS's capital structure does not concentrate voting power or provide any holder a level of control. Class A shares are held by more than 155,000 owners, and management, collectively, holds less than 1% of the voting power of our stock
- UPS's capital structure does not entrench management or the board. There is no controlling founder or family, and we regularly refresh management and the board
- UPS's governance documents provide additional safeguards against traditional dual-class concerns, including a de facto "sunset" provision on outstanding shares and voting restrictions applicable to a significant voting block
- UPS's capital structure has contributed to its long-term success
- Eliminating this structure will not further improve UPS's corporate governance or financial performance

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy and entitled to vote on the proposal.

Shareowner Proposal

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, has advised us that he intends to submit the proposal set forth below for consideration at the Annual Meeting. Share ownership will be promptly provided upon request to the UPS Corporate Secretary.

Proposal 4 - Equal Voting Rights for Each Shareholder



Shareholders request that our Board of Directors take steps to ensure that all of our company's outstanding stock has an equal one-vote per share in each shareholder voting situation. This would encompass all practicable steps including encouragement and negotiation with current and future shareholders, who have more than one-vote per share, to request that they relinquish, for the common good of all shareholders, any preexisting rights, if necessary.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts. This proposal is important because certain shares have super-sized voting power with 10-votes per share compared to only one-vote per share for other shareholders. Corporate governance advocates have suggested a 7-year transition to equal voting rights for each share.

In spite of lopsided shares having 10-times more voting power, support for this UPS proposal topic has steadily grown from 21% in 2013 to 33% in 2023.

With stock having 10-times more voting power UPS takes our shareholder money but does not give us in return an equal voice in our company's management. Without a voice, shareholders cannot hold management accountable. It is important to continue to vote for this proposal to block UPS management from finding creative ways to further reduce their money at risk at UPS while maintaining the same control.

Plus, with the UPS shareholder-unfriendly brand of corporate governance, we had no right to call a special meeting or act by written consent. And we were restricted by provisions mandating an undemocratic 80%-vote in order to make a certain improvements to our corporate governance. This undemocratic 80% vote requirement translates into a well over a 100% vote requirement from the shares that typically vote at the annual meeting.

And in spite of insider UPS shares having super voting power 5 UPS directors each received more than 140 million against votes in 2023. This compares to 9 UPS directors each receiving less than 10 million against votes.

Please vote yes:
Equal Voting Rights for Each Shareholder — Proposal 4

Response of UPS's Board

UPS has a unique employee ownership culture that has helped it grow and thrive. Current and former employees have been important shareowners of the Company since well before the Company's IPO in 1999. UPS founder Jim Casey fostered this culture and an ownership mindset by urging his partners to run their departments like their own small business.

The Company's capital structure was developed and implemented in connection with the IPO in order to help ensure employees, who would own only a small portion of the number of shares outstanding, continued to feel like owners as contemplated by Jim Casey.

Our ownership structure includes class A and class B common stock. The class A shares are issued as incentive compensation and held by current and former UPS employees and their families in order to further our culture and ownership mindset. The Company's class B shares are publicly traded. This structure provides a significant incentive for our employees to take actions and make decisions that help facilitate UPS's long-term success, resulting in aligned interests among all shareowners. The structure also significantly enhances employee and retiree engagement, while not exposing class B shareholders to financial or other risk.

UPS's capital structure is unique and does not present risks inherent in typical dual-class structures

The board strongly disagrees with this proposal's characterization of UPS's capital structure. As described below, UPS's unique capital structure does not present any of the risks that typically accompany dual-class capital structures, such as concentrated voting power within a limited number of people (such as company founders) who have interests that may not align with other shareowners, promotion of managerial entrenchment or provision for disparate financial returns. In fact, UPS's governance provisions overlaying our capital structure are designed to limit any of these potential negative consequences.

UPS's dual-class structure does not concentrate voting power or provide any holder a level of control; UPS's governance documents would limit voting power in the event of vote concentration

Dual-class structures are typically designed to concentrate voting control in an individual or small group. UPS's dual-class structure does not have this design or effect. The class A shares are widely issued and held; there are approximately 157,000 current and former employees who own the shares, from employees in our operations to executive officers. No single holder or group of holders owns any significant voting block. Our executive officers and directors, collectively, hold less than 1% of our total voting power. As a result, no founders, executive officers and directors, or other holders, are able to exercise control or any significant influence over voting decisions.

To further reduce any risk of any concentration of voting power and contrary to most dual-class structures, UPS's certificate of incorporation (the "Certificate") contains provisions that limit voting rights in the event of a concentration of ownership. Specifically, the voting power of any shareholder, whether the holder of class A or class B common stock, is curtailed if that holder controls over 25% of UPS's outstanding voting power.

UPS's actual governance practices do not entrench management or the board

In many instances, dual-class capital structures have the purpose or effect of entrenching management or the board. UPS maintains robust corporate governance practices typical of more traditional capital structures, and its capital structure is not used for entrenchment purposes. The board regularly reviews and considers succession planning issues. Our CEO has served in that role only since June 2020, and we maintain an independent board chair. Also, since 2020, we have added five new board members, all of whom are diverse, and had four board members retire. In addition, during that time we added five new Executive Leadership Team members, three of whom are diverse, and had seven leave the Company.

UPS's dual-class capital structure has an effective "sunset" exercised through both governance documents and corporate practice; no disparate financial treatment is allowed

UPS's Certificate contains a number of provisions that provide additional safeguards against traditional dual-class concerns. For example, the Certificate contains provisions that provide an effective "sunset" provision on outstanding class A shares. This is accomplished through significant transfer restrictions; in most cases class A share transfers require or result in the conversion of those shares to class B shares. Further, the Company's recent pay mix redesign - which has the effect of reducing the number of class A shares issued each year - will accelerate this reduction. As a result, the average annual decline in the number of outstanding shares of class A common stock has been 3% per year since the Company went public.

These governance principles run counter to traditional notions of dual-class structures. In addition, the Certificate generally requires equal economic treatment of the class A and class B common stock, ensuring that holders of one class would not receive disparate economic or financial treatment as a result of the different voting rights.

UPS's capital structure has contributed to its long-term success

The provisions underlying UPS's dual-class capital structure do not impact management's pursuit of long-term growth strategies, and avoid the drawbacks associated with excessive emphasis on the short-term. Management runs our Company with a sense of purpose by focusing on sustainable value creation benefiting all the Company's stakeholders. In this regard, the interests of all UPS shareowners are aligned.

The interests of employees, who hold class A shares, go beyond UPS's current stock price and include operating the Company with a broader focus, which is important to our long-term success. Our growth and achievements have been bolstered by the engagement our capital structure has inspired in our employees and retirees.

Eliminating this structure will not further improve UPS's corporate governance or financial performance

UPS already maintains robust corporate governance practices, and our corporate structure and practices do not present risks typically associated with dual-class structures. Other than our CEO, all UPS director nominees are independent. All UPS directors are elected annually by a majority of votes cast in uncontested director elections, only independent directors serve on the board's Audit, Compensation and Human Capital, Nominating and Corporate Governance and Risk Committees, and we have an independent Board Chair. Our board consists of an appropriate mix of newer and longer-tenured directors.

In recent periods, the board has voluntarily adopted a number of corporate governance principles aligned with marketplace developments. These include increasing disclosures around lobbying and participation in the political process, specifically assigning human capital oversight responsibilities to the Compensation and Human Capital Committee, assigning environmental sustainability oversight responsibilities to the Nominating and Corporate Governance Committee, and adding to the Company's proxy statement and sustainability reports gender and ethnicity information for employees and directors.

For the foregoing reasons, the board believes that UPS's current capital structure does not present governance risks and continues to be in the best interests of the Company and its stakeholders. Shareowners have agreed with this assessment when they rejected similar proposals every year since 2013.

The board recommends that shareowners vote **AGAINST** this proposal.

Proposal 5 — Shareowner Proposal Requesting a Report on the Risks Arising From Voluntary Carbon-Reduction Commitments

What am I voting on? Whether you want the Company to be required to prepare an additional report analyzing the risks arising from voluntary carbon-reduction commitments.

Board's Recommendation: Vote **AGAINST** this proposal because:

- UPS already provides significant transparency, including comprehensive disclosures with regular updates on our progress, and on risks and opportunities associated with our emissions reductions efforts
- The UPS board provides effective oversight of UPS's strategy, which includes risks and opportunities associated with emissions reductions efforts
- Management's execution of our strategy is grounded in a fiscally responsible approach using sound engineering principles
- Management engages with key stakeholders to provide appropriate periodic updates on risks and opportunities

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy and entitled to vote on the proposal.

Shareowner Proposal

The National Center for Public Policy Research, 2005 Massachusetts Ave. NW, Washington, DC 20036 has advised us that they intend to submit the proposal set forth below for consideration at the Annual Meeting. Share ownership will be promptly provided upon request to the UPS Corporate Secretary.

Reduce Company Greenwashing Risk

Whereas: Shareholders must protect our assets against potentially unfulfillable Company ESG promises, including the extent to which the Company can reduce Scope 1, 2, and 3 greenhouse gas (GHG) emissions.

The Securities and Exchange Commission (SEC) has taken enforcement actions related to Environmental, Social, Governance (ESG) issues or statements by companies who misrepresent or engage in fraud related to ESG efforts.[1]

In 2021, the SEC created the Climate and ESG Task Force in its Division of Enforcement.[2] The focus of the Task Force is "to identify any material gaps or misstatements" in disclosure of climate risks and analyze "compliance issues relating to investment advisers' and funds' ESG strategies."[3]

The Task Force has taken numerous enforcement actions including charging Goldman Sachs Asset Management for policies and procedures failures related to ESG investments, resulting in a $4 million penalty,[4] and charging DWS Investment Management Americas Inc. in part for misstatements regarding its ESG investment process that resulted in an overall $25 million in penalties.[5]

The SEC has proposed to require companies to disclose information about their Scope 1 and 2 emissions, and to require them to disclose Scope 3 emissions "if material *or if the registrant has set a GHG emissions target or goal that includes Scope 3 emissions.*"[6]

The Environmental Protection Agency defines Scope 3 emissions as, "the result of activities from assets not owned or controlled by the reporting organization, but that the organization indirectly affects in its value chain."[7] Put differently, "Scope 3 emissions for one organization are the scope 1 and 2 emissions of another organization."[8] This means that Scope 3 emissions are already counted as another entity's emissions, and are external to the reporting company, such as product use and how employees commute.[9]

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[1] https://www.sec.gov/securities-topics/enforcement-task-force-focused-climate-esg-issues
[2] https://www.sec.gov/news/press-release/2021-42
[3] https://www.sec.gov/news/press-release/2021-42; https://www.sec.gov/securities-topics/enforcement-task-force-focused-climate-esg-issues
[4] https://www.sec.gov/news/press-release/2022-209
[5] https://www.sec.gov/news/press-release/2023-194
[6] https://www.sec.gov/news/press-release/2022-46
[7] https://www.epa.gov/climateleadership/scope-3-inventory-guidance
[8] https://www.epa.gov/climateleadership/scope-3-inventory-guidance
[9] https://www.epa.gov/climateleadership/scope-3-inventory-guidance

Voluntary commitments to reduce carbon emissions create unnecessary risk for the Company because of the lack of scientific consensus over the ability to achieve net zero emissions.

In August 2023, the Global Climate Intelligence Group asserted, "There is no climate emergency."[10] The declaration includes 1,609 signatories and "oppose[s] the harmful and unrealistic net-zero CO2 policy proposed for 2050."[11]

A June 2023 study by the Energy Policy Research Foundation found that net zero advocates have misconstrued the International Energy Agency's position on new oil and gas investment and that it has made questionable assumptions and milestones for NZE about government policies, energy and carbon prices, behavioral changes, economic growth, and technology maturity.[12]

Supporting Statement: UPS voluntarily reports on Scope 1, 2 and 3 emissions and makes voluntary commitments to reduce them.[13] UPS does so even though it has failed to report on its evaluation of the technological or financial feasibility of such commitments. Given the SEC's climate and ESG enforcement actions, the Company must exercise caution and provide transparency about such commitments.

Resolved: Shareholders request the Company produce a report analyzing the risks arising from voluntary carbon-reduction commitments.

Response of UPS's Board

UPS supports global efforts to mitigate the impact of climate change. Sustainability is an inherent part of UPS's overall business and operating strategy, and we take a comprehensive, global approach to reducing energy use and GHG emissions within our network, as well as major portions of our value chain. UPS takes a fiscally responsible approach utilizing sound engineering principles in the execution of our strategy. The UPS board provides effective oversight of UPS's strategic risks and opportunities. Management's day-to-day execution of our strategic objectives involves a multi-layered approach facilitated by an understanding of our business, the macroeconomic environment and the associated risks and opportunities. We report publicly on risks and opportunities associated with our approach and progress toward our goals on a regular basis. As a result, the requested report would not significantly alter the mix of information available.

UPS is committed to reducing our carbon footprint for the benefit of all stakeholders, and provides transparent, comprehensive sustainability disclosures with regular updates on our progress

UPS is committed to sustainable business practices and transparent sustainability reporting. We published our first Corporate Sustainability Report in 2003. Each year, we publish comprehensive sustainability related disclosures showcasing our commitment to our investors, our customers, our employees and the communities in which we operate. These include disclosures under the Global Reporting Initiative ("GRI") and the Carbon Disclosure Project ("CDP") frameworks, as well as an annual Social Impact Report which highlights our efforts to empower resilient, just and safe communities. We believe these disclosures provide stakeholders the information they need to assess our sustainability efforts and progress. Additional material issues are discussed in our periodic filings with the SEC.

The UPS board provides effective oversight of UPS's strategy, which includes risks and opportunities associated with emissions reductions efforts

The board's oversight responsibilities include strategic planning, risk management and financial reporting. This includes oversight of climate-related matters as a part of the Company's overall business strategy. The board considers climate-related risks and opportunities in numerous ways, including through its standing committees. The board's Risk Committee, consisting entirely of independent directors, is responsible for oversight of management's identification and evaluation of enterprise risks, including the Company's climate-related risks. Economic, environmental and social sustainability risks and opportunities are considered as part of our comprehensive enterprise risk management program. Under our enterprise risk management process, risks, including climate-related, are identified, prioritized and assigned an owner, who is responsible for developing mitigation plans. The Risk Committee reviews these items on a regular basis.

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[10] https://clintel.org/wp-content/uploads/2023/08/wcd-version-081423.pdf
[11] https://clintel.org/wp-content/uploads/2023/08/WCD-version-081423.pdf
[12] https://assets.realclear.com/files/2023/06/2205_a_critical_assessment_of_the_ieas_net_zero_scenario_esg_and_the_cessation_of_investment_in_new_oil_and_gas_fields.pdf
[13] https://about.ups.com/content/dam/upsstories/assets/reporting/sustainability-2021/2020_UPS_TCFD_Report_081921.pdf

The board's Nominating and Corporate Governance Committee, also consisting entirely of independent directors, has additional oversight responsibility for environmental risks and opportunities. This committee receives regular updates and discusses the Company's progress towards its sustainability-related goals as well as the associated risks and opportunities, with feedback from these discussions shared with the full Board. The board's Audit Committee, consisting entirely of independent directors, is responsible for overseeing the annual engagement of the independent third party that provides assurance on the Company's annual sustainability report.

The board delegates authority for day-to-day management of the Company and its operations, including those related to climate matters, to the Executive Leadership Team. The board and its committees regularly receive updates from management regarding the effectiveness of policies and procedures, progress regarding targets, risks and opportunities, global compliance standards and other priority climate-related topics. The Company's Chief Corporate Affairs and Sustainability Officer (the "CCASO"), who is a member of the Executive Leadership Team and a direct report to the CEO, is responsible for leading climate-related discussions with the board. The CCASO reports quarterly to the Nominating and Corporate Governance Committee and regularly to the full board on climate-related matters.

Additionally, efforts to monitor, assess and manage climate-related risks are supported across the Executive Leadership Team. For example, the CFO co-chairs the Company's Sustainability Council with the CCASO. The CCASO also serves on the Company's executive officer level risk committee, which meets quarterly to review the Company's enterprise risk strategy, including climate-related risks.

Management's execution of our strategy is grounded in a fiscally responsible approach using sound engineering principles

We approach sustainable development holistically so that our cross-functional sustainability initiatives align with our Customer First, People Led, Innovation Driven strategy. This strategy is guiding us towards our goals of carbon neutrality by 2050 and improving the well-being of one billion lives by 2040. We offer our customers a number of sustainable solutions to help them measure and manage the carbon emissions in their supply chain, as well as design more sustainable packaging, including UPS carbon impact analysis, UPS carbon neutral shipping, supply chain optimization analyses, UPS co-innovation workshops, an Eco Responsible packaging program and Packsize on-demand packaging.

A component of UPS's short, medium- and long-term strategy is to evaluate and implement new technologies to improve efficiency and maintain one of the most efficient air and ground fleets in our industry in a manner that balances risks and opportunities. This is accomplished through our "Rolling Laboratory" approach. Through this approach UPS works with manufacturers, government agencies and other stakeholders around the world to pilot projects before determining whether and how new vehicles and technologies are ready for commercial deployment. Under this approach, Alternate fuel vehicles or advanced technologies adopted by UPS must meet the following criteria:(1) the fuel/technology must be safe; (2) it must have a reliable fueling infrastructure; (3) the supply of vehicles and parts must be predictable; (4) there must be a measurable improvement in emissions and/or fuel savings; and (5) it must be economically viable in terms of initial purchase price, maintenance costs and reliability and adapt to our fleet use characteristics.

As a result, UPS undertakes multiple initiatives simultaneously to reduce risk. The Company is currently focused on five key levers to decarbonize our business: network efficiency and innovation; increasing sustainable aviation fuel availability; renewable/biofuel solutions; fleet electrification; and renewable electricity transformation. We report on our progress on initiatives on a regular basis both internally and externally.

Management engagement with key stakeholders supplements our other disclosures

As discussed elsewhere in this Proxy Statement, maintaining open and ongoing dialogs with key stakeholders is an important component of our corporate culture. In addition to information available in our written reports, our management team participates in numerous investor meetings throughout the year to discuss our business, strategy, including our emissions reductions targets, and financial results. In addition, each year we undertake a stakeholder outreach program in which we discuss, among other things progress on our environmental sustainability journey. This includes discussions with key stockholders, UPS retirees and other stakeholders. This year we contacted holders of over 47% of our class B common stock as a part of this program. Engagement provides us with the opportunity to appropriately update stakeholders on recent accomplishments, risks and opportunities, and to receive feedback on our efforts. Similarly, it provides us with an opportunity to discuss how management believes its actions are aligned with long-term value creation.

For the foregoing reasons, the board believes producing this report is unnecessary, not an efficient use of resources and will only serve to benefit the limited interests of a small group of shareowners. For these reasons, the board recommends that shareowners vote **AGAINST** this proposal.

Proposal 6 — Shareowner Proposal Requesting the Board Prepare an Annual Report on Diversity, Equity and Inclusion

What am I voting on? Whether you want the Company to be required to prepare an additional report on diversity, equity and inclusion.

Board's Recommendation: Vote **AGAINST** this proposal because:

- UPS has taken significant steps to develop and maintain a diverse and inclusive workforce
- UPS's commitment to diversity is reflected in our workforce demographics
- UPS provides investors with significant diversity and inclusion information
- UPS has consistently been named a top company for diversity, equity, and inclusion
- The board provides independent oversight of UPS's human capital management

Vote Required: Approval by a majority of the voting power of the shares present in person or by proxy and entitled to vote on the proposal.

Shareowner Proposal

As You Sow, 2020 Milvia St. Suite 500, Berkeley, CA 94704, has advised us that it intends to submit the proposal set forth below for consideration at the Annual Meeting on behalf of the Marguerite Casey Foundation and Mack Street 2016 Trust. Share ownership will be promptly provided upon request to the UPS Corporate Secretary.

Resolved: Shareholders request that United Parcel Service inc. ("UPS") report to shareholders on the effectiveness of the Company's diversity, equity, and inclusion efforts. The report should be done at reasonable expense, exclude proprietary information, and provide transparency on outcomes, using quantitative metrics for workforce diversity, hiring, promotion, and retention of employees, including data by gender, race, and ethnicity.

Supporting Statement: Quantitative data is sought so that investors can assess and compare the effectiveness of companies' diversity, equity, and inclusion programs.

It is advised that this content be provided through UPS's existing sustainability reporting infrastructure. An independent report specific to this topic is not requested.

Whereas: As of the date of the filing of this proposal, UPS had not yet shared sufficient hiring, promotion or retention data to allow investors to determine the effectiveness of its diversity and inclusion programs.

Of public American companies, UPS is the second largest employer who has not agreed to provide any hiring, promotion, or retention data by their employees' race or ethnicity. Large employers that provide, or have committed to provide, more inclusion factor data than UPS include, but are not limited to: Alphabet, Boeing, Comcast, CVS Health, Gap, General Motors, General Dynamics, Honeywell International, IBM, McDonald's, Microsoft, Procter & Gamble, Raytheon, Union Pacific, Walt Disney, and Walmart.

As You Sow and Whistle Stop Capital released research in November 2023[1] that reviewed over 4,500 EEO-1 reports, which show corporate workforce diversity. The data shows a positive correlation between manager diversity and corporate performance. Additional research includes:

Hiring: Studies conducted by economists at the University of Chicago and UC Berkeley found that "discriminating companies tend to be less profitable," stating "it is costly for firms to discriminate against productive workers."[2] Promotion: Without equitable promotional practices, companies will be unable to build the necessary employee pipelines for diverse management. Women and employees of color experience "a broken rung" in their careers; for every 100 men who are promoted, only 87 women are. Whereas women of color comprise 18 percent of the entry-level workforce and only 6 percent of executives.[3]

Retention: Retention rates indicate if employees believe a company represents their best opportunity. Morgan Stanley has found that employee retention above industry average can indicate a competitive advantage and higher levels of future profitability.[4]

[1] https//www.asyousow.org/report-page/2023-positive-relationships-linking-workforce-diversitv-and-financial-performance
[2] https://www.nytimes.com/2021/07/29/business/economv/hiring-racial-discrimination.html
[3] https://www.mckinsey.com/featured-insights/diversitv-and-inclusion/women-in-the-workplace
[4] https://www.morganstanley.com/im/publication/insights/articles/article_culturequantframework_us.pdf, p. 2

UPS itself says: "UPS views diversity, equity and inclusion (DEI") as an imperative that enables the Company to attract, develop and retain talented employees, foster innovation, and bring strength and stability to businesses and communities."[5]

UPS is called on to provide data that allows investors to access how effectively its human capital management systems are meeting the business imperative to provide a diverse, inclusive and equitable workforce.

Response of UPS's Board

Throughout our history, UPS has transformed from messengers on bicycles to a nationwide package delivery company to a worldwide network of approximately 500,000 UPS employees. We believe in creating an inclusive and equitable environment that represents a broad spectrum of diverse backgrounds and stakeholders. By leveraging diversity with respect to gender, age, ethnicity, skills and other factors, and creating inclusive environments, we believe we can improve organizational effectiveness, cultivate innovation and drive growth.

We work closely with our customers, communities, suppliers and employees to advance a culture that embraces diversity and inclusion, and fosters open participation from those with different ideas and perspectives. Producing an additional special report as requested in the proposal is unnecessary, not an efficient use of resources, and therefore not in the best interests of the Company or its shareowners.

UPS has taken significant steps to develop and maintain a diverse and inclusive workforce

As one of the world's largest employers, UPS employs people across all cultures, backgrounds, lifestyles and experiences. We provide opportunities for employees to connect, network and learn from others outside of normal work teams and with different backgrounds and experiences to further our goals. We accomplish this through employee training programs and a commitment to employee Business Resource Groups ("BRGs"). UPS's global BRGs foster a strong culture of diversity and inclusion at the Company and include nearly 200 chapters in 34 countries with more than 15,000 members. We support BRGs across 11 categories: African American, Asian, Hispanic/Latino, Focus on Abilities, LGBT & Allies, Millennial, Multicultural, Parents & Caregivers, Veterans, Women in Operations, and Women's Leadership Development. All BRGs have executive sponsors and advisors among senior management and sponsors among local management who support their strategy and growth. BRG executive sponsors help connect BRGs with people at the highest levels of UPS, so the BRGs can best align their objectives with those of the Company. BRGs at UPS make significant contributions to growing the business, developing our people and supporting the communities we serve.

Our Chief Human Resources Officer also serves as the Chief DEI Officer, a position on the Company's Executive Leadership Team reporting directly to our CEO. Our Chief DEI Officer regularly reports directly to the Board of Directors on, among other things, progress towards our goals. The Chief DEI Officer also engages with UPS suppliers, customers and other external partners to encourage the adoption of more proactive efforts in these areas.

UPS's commitment to diversity is reflected in our workforce demographics

Starting from the most senior levels at UPS, our commitment to diversity and inclusion is evident:

- *Board of Directors* – 42% of our directors are women and 33% are non-white; 100% of the directors who have joined our board since 2020 are diverse

- *Executive Leadership Team* – 33% of our Executive Leadership Team members are women and 22% are non-white

- *Management* – as disclosed in our most recent GRI Report, while 22% of our workforce is composed of women, 38% of our entry level management positions, and 26% of our senior and middle management positions, are held by women; in addition, 49% of our entry level management positions, and 38% of senior and middle management positions, are held by non-white employees.

UPS provides investors with significant diversity and inclusion data

UPS discloses significant diversity and inclusion information for investors. For example, we annually disclose our consolidated EEO-1 report, which contains prior year gender, racial and ethnic composition of our US workforce by EEO-1 job category. We also include race and gender information for our board nominees in our Proxy Statement, and publicly disclose progress towards our women and ethnic diversity in management aspirational goals. We provide additional information about our diversity and inclusion efforts in our annual GRI Reports. We believe these disclosures provide investors with necessary and appropriate information to determine the effectiveness of our human capital management efforts.

[5]https://www.sec.gov/ix?doc=/Archives/edgar/data/1090727/000109072723000015/ups-20230320.htm

UPS has consistently been named a top company for its diversity and inclusion efforts

We further believe the effectiveness and appropriateness of our efforts in this area have been validated through our receipt of numerous awards, including:

- UPS was recognized by Forbes in 2023 as one of America's Best Employers for Veterans;
- Carol Tomé was recognized by the Diversity and Leadership Conference as a 2023 Top 50 CEO for Diversity;
- UPS was named as One of America's Greatest Workplaces 2023 For Diversity;
- UPS was recognized by Forbes as one of the Best Workplaces for Women;
- UPS was named by Black Enterprise to its Best Companies for Diversity, Equity and Inclusion list;
- UPS was named by Supply Chain as one of the top 10 companies committed to implementing diversity, equity and inclusion initiatives in recruitment and partnership;
- UPS was ranked #22 on the 2022 Break the ceiling touch the sky® 101 Best Global Companies for Women in Leadership Index;
- UPS was named as one of the best places to work for LGBTQ employees, scoring a 100% on the Human Rights Campaign Foundation's 2022 Corporate Equality Index; and
- UPS was listed as a 2023 Best Place to Work on Disability: IN's Disability Equality Index.

The board provides effective, independent oversight of UPS's human capital management

Our board is responsible, directly and through the Compensation and Human Capital Committee, for oversight of human capital matters. Management provides regular updates and leads discussions with the board and its committees around human capital, technology initiatives impacting the workforce, health and safety matters, employee survey results related to culture and other matters, hiring and retention, employee demographics, labor relations and contract negotiations, compensation and benefits, succession planning and employee training initiatives.

In addition, the Compensation and Human Capital Committee charter was recently expanded to include oversight responsibility for performance and talent management, diversity, equity and inclusion, work culture and employee development and retention. We believe the board's oversight of these matters helps identify and mitigate exposure to labor and human capital management risks, and is part of the broader framework that guides how we attract, retain and develop a workforce that aligns with our values and strategies.

We believe our existing diversity and inclusion practices, and significant disclosures, provide meaningful information that allows investors to determine the effectiveness of our human capital management policies related to workplace diversity. Therefore, approval of this proposal would not result in an efficient use of resources.

As a result, the board recommends that shareowners vote **AGAINST** this proposal.

Important Information About Voting at the 2024 Annual Meeting

What is included in the proxy materials, and why am I receiving them?

The proxy materials for our Annual Meeting include this Proxy Statement and notice of the 2024 Annual Meeting, as well as our 2023 Annual Report. If you received paper copies of these materials, you also received a proxy card or voting instruction form. We began distributing the Proxy Statement, Annual Meeting notice and proxy card, and Notice of Internet Availability of Proxy Materials (the "Notice") on March 18, 2024.

When you vote, you appoint each of Carol Tomé and Norman M. Brothers, Jr. to vote your shares at the Annual Meeting as you have instructed them. If a matter that is not on the form of proxy is voted on, then you appoint them to vote your shares in accordance with their best judgment. This allows your shares to be voted whether or not you attend the Annual Meeting.

Why did some shareowners receive a Notice of Internet Availability of Proxy Materials while others received a printed set of proxy materials?

We may furnish our proxy materials to requesting shareowners over the Internet, rather than by mailing printed copies, so long as we send them a Notice. The Notice explains how to access and review the Proxy Statement and Annual Report and vote over the Internet at www.proxyvote.com. If you received the Notice and would like to receive printed proxy materials, follow the instructions in the Notice. If you received printed proxy materials, you won't receive the Notice, but you may still access our proxy materials and submit your proxy over the Internet at www.proxyvote.com.

Can I receive future proxy materials and annual reports electronically?

Yes. This Proxy Statement and the 2023 Annual Report are available on our investor relations website at www.investors.ups.com. Instead of receiving a Notice or paper copies of the proxy materials in the mail, shareowners can elect to receive emails that provide links to our future annual reports and proxy materials on the Internet. Opting to receive your proxy materials electronically will reduce costs and the environmental impact of our annual meetings and will give you an automatic link to the proxy voting site.

If you are a shareowner of record and wish to enroll in the electronic proxy delivery service for future meetings, you may do so by going to www.icsdelivery.com/ups and following the prompts. If you hold class B shares through a bank or broker, please refer to your voting instruction form, the Notice or other information provided by your bank or broker for instructions on how to elect this option.

Who is entitled to vote?

Holders of our class A common stock and our class B common stock at the close of business on March 5, 2024 are entitled to vote. This is the "Record Date." You must use your 16-digit control number found on your proxy card, voting instruction form or the Notice of Internet Availability you previously received to participate in the meeting and vote. A list of shareowners entitled to vote at the Annual Meeting will be accessible during regular business hours for ten days prior to the meeting at our principal place of business, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328.

To how many votes is each share of common stock entitled?

Holders of class A common stock are entitled to 10 votes per share. Holders of class B common stock are entitled to one vote per share. On the Record Date, there were 125,210,605 shares of our class A common stock and 727,925,905 shares of our class B common stock outstanding and entitled to vote.

The voting rights of any shareowner or group of shareowners, other than any of our employee benefit plans, that beneficially owns shares representing more than 25% of our voting power are limited so that the shareowner or group may cast only one one-hundredth of a vote with respect to each vote in excess of 25% of the outstanding voting power.

How do I vote before the Annual Meeting?

Shareowners of record may vote as described below:

- *Online.* You can vote in advance of the Annual Meeting via the Internet at www.proxyvote.com. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time on May 1, 2024.
- *By Telephone.* If you received a proxy card by mail, the toll-free telephone number is noted on your proxy card. Telephone voting is available 24 hours a day at 1-800-690-6903 and will be accessible until 11:59 p.m. Eastern Time on May 1, 2024.
- *By Mail.* If you received a proxy card by mail and choose to vote in advance by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope.

If you hold class A shares in the UPS Stock Fund in the UPS 401(k) Savings Plan, you may vote your shares through the Internet, by telephone, or by mail as if you were a registered shareowner. To allow sufficient time for voting by the Plan trustee, your voting instructions must be received by 11:59 Eastern Time on April 29, 2024.

Even if you plan to attend the Annual Meeting, we encourage you to vote in advance. If you vote through the Internet or by telephone, you do not need to return your proxy card.

The method you use to vote in advance will not limit your right to vote online during the Annual Meeting.

> **BENEFICIAL SHAREOWNER VOTING OPTIONS**
> If you are a beneficial owner, you will receive instructions from your bank, broker or other nominee that you must follow in order for your shares to be voted. Many of these institutions offer telephone and Internet voting. If your voting instruction form or Notice indicates that you may vote these shares through www.proxyvote.com, you will need the 16-digit control number indicated on that form or Notice. If you did not receive a 16-digit control number, please contact your bank, broker or other nominee at least five days before the Annual Meeting and obtain a legal proxy to be able to participate in or vote at the Annual Meeting.

Can I revoke my proxy or change my vote?

Shareowners of record may revoke their proxy or change their vote at any time before the polls close at the Annual Meeting by:

- submitting a subsequent proxy through the Internet, by telephone or by mail with a later date;
- sending a written notice to our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328; or
- voting online during the Annual Meeting using the 16-digit code.

If you hold class B shares through a bank or broker, please refer to your proxy card, the Notice or other information forwarded by your bank or broker to see how you can revoke your proxy and change your vote before the Annual Meeting. Beneficial shareowners that attend the Annual Meeting using the 16-digit code they received as described below will also be able to change their vote by voting online at any time before the polls close at the Annual Meeting.

How many votes do you need to hold the Annual Meeting?

The presence, online or by proxy, of the holders of a majority of the votes entitled to be cast at the Annual Meeting will constitute a quorum. A quorum is necessary to hold the Annual Meeting and conduct business. If a quorum is not present, the Annual Meeting may be adjourned from time to time until a quorum is present.

What happens if I do not provide voting instructions or if a nominee is unable to stand for election?

If you sign and return a proxy but do not provide voting instructions, your shares will be voted as recommended by the board. If a director nominee is unable to stand for election, the board may either reduce the number of directors that serve on the board or designate a substitute nominee. If the board designates a substitute nominee, shares represented by proxies voted for the nominee who is unable to stand for election will be voted for the substitute nominee.

Will my shares be voted if I do not vote through the Internet, by telephone or by signing and returning my proxy card?

If you are a shareowner of record and you do not vote, then your shares will not count in deciding the matters presented for shareowner consideration at the Annual Meeting. If your class A shares are held in the UPS Stock Fund in the UPS 401(k) Savings Plan and you do not vote by 11:59 p.m. Eastern Time on April 29, 2024, then the Plan trustee will vote your shares for each proposal in the same proportion as the shares held by the Plan for which voting instructions were received.

If your class B shares are held in street name through a bank or broker, your bank or broker must vote according to specific instructions they receive from you. If brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion. But they are not permitted to vote on certain proposals and may elect not to vote on any of the proposals without your voting instructions. If you do not provide voting instructions and the broker elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the broker votes. Abstentions occur when you provide voting instructions but instruct the broker to abstain from voting on a particular matter. Broker non-votes that are represented at the Annual Meeting will be counted for purposes of establishing a quorum. We encourage you to provide instructions to your bank or brokerage firm by voting your proxy so that your shares will be voted at the Annual Meeting in accordance with your wishes.

What is the vote required for each proposal to pass, and what is the effect of abstentions and broker non-votes on each of the proposals?

Our Bylaws provide for majority voting in uncontested director elections. Therefore, a nominee will only be elected if the number of votes cast for the nominee's election is greater than the number of votes cast against that nominee. See "Corporate Governance – Majority Voting and Director Resignation Policy" for an explanation of what would happen if more votes are cast against a nominee than for the nominee. Abstentions are not considered votes cast for or against the nominee. For each other proposal to pass, in accordance with our Bylaws, the proposal must receive the affirmative vote of a majority of the voting power of the shares present in person or by proxy at the Annual Meeting and entitled to vote on such proposal.

The following table summarizes the votes required for each proposal to pass and the effect of abstentions and broker non-votes on each proposal.

Proposal Number	Item	Vote Required for Approval	Abstentions	Uninstructed shares
1.	Election of 12 directors	Majority of votes cast	No effect	No effect
2.	Advisory vote to approve NEO compensation	Majority of the voting power of the shares represented at the meeting and entitled to vote on the proposal	Same as a vote against	No effect
3.	Ratification of independent registered public accounting firm	Majority of the voting power of the shares represented at the meeting and entitled to vote on the proposal	Same as a vote against	No effect
4. - 6.	Shareowner proposals	Majority of the voting power of the shares represented at the meeting and entitled to vote on the proposal	Same as a vote against	No effect

How do I attend and vote at the Annual Meeting?

The Annual Meeting will take place on May 2, 2024, at 8:00 a.m. Eastern Time. There will not be a physical location for the Annual Meeting, and you will not be able to attend in person. You or your proxyholder can participate and vote by visiting www.virtualshareholdermeeting.com/UPS2024 and entering the 16-digit control number included in your Notice, on your proxy card, or on the instructions that accompanied your proxy materials. If you are a beneficial shareowner, see the information relating to beneficial shareowners above under "How do I vote before the Annual Meeting" for obtaining your 16-digit control number. You may begin to log into the meeting platform at 7:45 a.m. Eastern Time on Thursday, May 2, 2024.

How can I submit a question at or prior to the Annual Meeting?

If you wish to submit a question prior to the Annual Meeting, you may do so by visiting proxyvote.com and entering your 16-digit control number, then clicking "Submit a Question for Management."

We have designed the format of the Annual Meeting so that shareowners will have the same rights and opportunities as they would have had at a physical meeting. To this end, shareowners will be able to submit questions during the Annual Meeting. If you wish to submit a question during the Annual Meeting, you may do so by logging into www.virtualshareholdermeeting.com/UPS2024 with your 16-digit control number, as described above under "How do I attend and vote at the Annual Meeting?" We will answer questions and address comments relevant to meeting matters that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. We will summarize multiple questions submitted on the same topic. We will make every effort to respond to all appropriate questions during the meeting, as time permits.

If there are matters of individual concern to a shareowner and not of general concern to all shareowners, or if a question posed was not otherwise answered, we provide an opportunity for shareowners to contact us separately at www.investors.ups.com.

What if I have technical difficulties or trouble accessing the virtual Annual Meeting?

For help with technical difficulties on the meeting day you can call 1-800-586-1548 (toll free) or 303-562-9288 (international) for assistance. Technical support will be available starting at 7:00 a.m. Eastern Time and until the meeting has finished.

What does it mean if I receive more than one Notice, proxy card or voting instruction form?

This means that your shares are registered in different names or are held in more than one account. To ensure that all shares are voted, please vote each account by using one of the voting methods as described above.

When and where will I be able to find the voting results?

You can find the official results of the voting at the Annual Meeting in our Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment as soon as they become available.

Other Information for Shareowners

Solicitation of Proxies

We will pay our costs of soliciting proxies. Directors, officers and other employees, acting without special compensation, may solicit proxies by mail, email, in person or by telephone. We will reimburse brokers, fiduciaries, custodians and other nominees for out-of-pocket expenses incurred in sending our proxy materials and Notice to, and obtaining voting instructions relating to the proxy materials and Notice from, shareowners. In addition, we have retained Georgeson, Inc. to assist in the solicitation of proxies for the Annual Meeting at a fee of approximately $16,000 plus associated costs and expenses.

Eliminating Duplicative Proxy Materials

We have adopted a procedure approved by the SEC called "householding" under which multiple shareowners who share the same last name and address and do not participate in electronic delivery will receive only one copy of the annual proxy materials or Notice unless we receive contrary instructions from one or more of the shareowners. If you wish to opt out of householding and continue to receive multiple copies of the proxy materials or Notice at the same address, or if you have previously opted out and wish to participate in householding, you may do so by notifying us in writing or by telephone at: UPS Investor Relations, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328, (404) 828-6059, and we will promptly deliver the requested materials. You also may request additional copies of the proxy materials or Notice by notifying us in writing or by telephone at the same address or telephone number.

Submission of Shareowner Proposals and Director Nominations

Proposals for Inclusion in the Proxy Statement for the 2025 Annual Meeting

Shareowners who, in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, wish to present proposals for inclusion in the proxy materials to be distributed in connection with the 2025 Annual Meeting of Shareowners must submit their proposals so that they are received by our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328, or via email to investor@ups.com, no later than 6:00 p.m. Eastern Time on November 18, 2024. Any proposal will need to comply with SEC regulations regarding the inclusion of shareowner proposals in Company-sponsored proxy material. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion.

Director Nominations for Inclusion in the Proxy Statement for the 2025 Annual Meeting

Shareowner notice of the intent to use proxy access must be delivered to the Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 not later than the close of business on the 120th day, nor earlier than the 6:00 p.m. Eastern Time on the 150th day, prior to the first anniversary of the date the definitive proxy statement was first released to shareowners in connection with the preceding year's annual meeting of shareowners; provided, however, that in the event the annual meeting is more than 30 days before or after the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, to be timely, the notice must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting, and not later than the close of business on the later of the 120th day prior to such annual meeting, or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. Therefore, any notice of the intent to use proxy access must be delivered to our Corporate Secretary no later than 6:00 p.m. Eastern Time on November 18, 2024 and no earlier than 6:00 p.m. Eastern Time on October 19, 2024. However, if the date of our 2025 Annual Meeting occurs more than 30 days before or 30 days after May 2, 2025, the anniversary of the 2024 Annual Meeting, a shareowner notice will be timely if it is delivered to our Corporate Secretary by the later of (a) the close of business on the 120th day prior to the date of the 2025 Annual Meeting and (b) the 10th day following the day on which we first make a public announcement of the date of the 2025 Annual Meeting. As our Bylaws make clear, simply submitting a nomination does not guarantee its inclusion.

Other Proposals or Director Nominations for Presentation at the 2025 Annual Meeting

Shareowners who wish to propose business or nominate persons for election to the Board of Directors at the 2025 Annual Meeting of Shareowners, and the proposal or nomination is not intended to be included in our 2025 proxy statement, must provide a notice of shareowner business or nomination in accordance with Article II, Section 10 of our Bylaws (which includes information required under Rule 14a-19 under the Securities Exchange Act of 1934). In order to be properly brought before the 2025 Annual Meeting of Shareowners, Article II, Section 10 of our Bylaws requires that a notice of a matter the shareowner wishes to present (other than a matter brought pursuant to Rule 14a-8), or the person or persons the shareowner wishes to nominate as a director (other than through proxy access), must be received by our Corporate Secretary not later than the close of business on the 90th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of the preceding year's annual meeting. Therefore, any notice intended to be given for a proposal or nomination not intended to be included in our 2025 proxy materials must be received by our Corporate Secretary at 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328 no later than 6:00 p.m. Eastern Time on February 1, 2025, and no earlier than 6:00 p.m. Eastern Time on December 3, 2024. However, if the date of our 2025 Annual Meeting occurs more than 30 days before or 30 days after May 2, 2025, the anniversary of the 2024 Annual Meeting, a shareowner notice will be timely if it is delivered to our Corporate Secretary by the later of (a) the close of business on the 90th day prior to the date of the 2025 Annual Meeting and (b) the 10th day following the day on which we first make a public announcement of the date of the 2025 Annual Meeting.

To be in proper form, a shareowner's notice must be a proper subject for shareowner action at the Annual Meeting and must include the specified information concerning the proposal or nominee as described in Article II, Section 10 of our Bylaws. Our Bylaws are available on the governance page of our investor relations website at www.investors.ups.com.

2023 Annual Report on Form 10-K

A copy of our 2023 Annual Report on Form 10-K, including financial statements, as filed with the SEC may be obtained without charge upon written request to: Corporate Secretary, 55 Glenlake Parkway, N.E., Atlanta, Georgia 30328. It is also available on our investor relations website at www.investors.ups.com.

Other Business

Our Board of Directors is not aware of any business to be conducted at the Annual Meeting other than the proposals described in this Proxy Statement. Should any other matter requiring a vote of the shareowners arise, the persons named in the accompanying proxy card will vote in accordance with their best judgment. A proxy granted by a shareowner in connection with the Annual Meeting will give discretionary authority to the named proxy holders to vote on any such matters that are properly presented at the Annual Meeting, subject to SEC rules.

This Proxy Statement contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than those of current or historical fact, and all statements accompanied by terms such as "will," "believe," "project," "expect," "estimate," "assume," "intend," "anticipate," "target," "plan" and similar terms, are intended to be forward-looking statements. Forward-looking statements are made subject to the safe harbor provisions of the federal securities laws pursuant to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements relate to our intent, belief and current expectations about our strategic direction, prospects and future results, and give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or anticipated results. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC and being made available with this Proxy Statement, and may also be described from time to time in our future reports filed with the SEC. You should consider the limitations on, and risks associated with, forward-looking statements and not unduly rely on the accuracy of predictions contained in such forward-looking statements. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. We do not undertake any obligation to update forward-looking statements to reflect events, circumstances, changes in expectations or the occurrence of unanticipated events after the date of those statements.

Any standards of measurement and performance made in reference to our environmental, social, governance and other sustainability plans and goals are developing and based on assumptions, and no assurance can be given that any such plan, initiative, projection, goal, commitment, expectation, or prospect can or will be achieved.

Website links included in this Proxy Statement are for convenience only. The content of any website links is not incorporated herein and does not constitute a part of this Proxy Statement.



ANNUAL MEETING OF SHAREOWNERS

 Thursday, May 2, 2024, 8:00 a.m. Eastern Time

 www.virtualshareholdermeeting.com/UPS2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number 001-15451

_____



United Parcel Service, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**58-2480149**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
55 Glenlake Parkway, N.E Atlanta, Georgia	**30328**
(Address of Principal Executive Offices)	*(Zip Code)*

(404) 828-6000
(Registrant's telephone number, including area code)

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class B common stock, par value $0.01 per share	UPS	New York Stock Exchange
1.625% Senior Notes due 2025	UPS25	New York Stock Exchange
1% Senior Notes due 2028	UPS28	New York Stock Exchange
1.500% Senior Notes due 2032	UPS32	New York Stock Exchange

_____

Securities registered pursuant to Section 12(g) of the Act:
Class A common stock, par value $0.01 per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of " large accelerated filer", "accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the class B common stock held by non-affiliates of the registrant was $129,730,366,499 as of June 30, 2023. The registrant's class A common stock is not listed on a national securities exchange or traded in an organized over-the-counter market, but each share of the registrant's class A common stock is convertible into one share of the registrant's class B common stock.

As of February 2, 2024, there were 125,836,384 outstanding shares of class A common stock and 726,816,677 outstanding shares of class B common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its annual meeting of shareowners scheduled for May 2, 2024 are incorporated by reference into Part III of this report.

UNITED PARCEL SERVICE, INC.
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

Cautionary Statement About Forward-Looking Statements

This report and our other filings with the Securities and Exchange Commission ("SEC") contain and in the future may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than those of current or historical fact, and all statements accompanied by terms such as "will," "believe," "project," "expect," "estimate," "assume," "intend," "anticipate," "target," "plan" and similar terms, are intended to be forward-looking statements. Forward-looking statements are made subject to the safe harbor provisions of the federal securities laws pursuant to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

From time to time, we also include written or oral forward-looking statements in other publicly disclosed materials. Such statements may relate to our intent, belief, forecasts of, or current expectations about our strategic direction, prospects, future results or future events; they do not relate strictly to historical or current facts. Management believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made and the future, by its very nature, cannot be predicted with certainty.

Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or anticipated results. These risks and uncertainties include, but are not limited to, those described in Part I, "Item 1A. Risk Factors" and elsewhere in this report and may also be described from time to time in our future reports filed with the SEC. You should consider the limitations on, and risks associated with, forward-looking statements and not unduly rely on the accuracy of predictions contained in such forward-looking statements. We do not undertake any obligation to update forward-looking statements to reflect events, circumstances, changes in expectations or the occurrence of unanticipated events after the date of those statements, except as required by law.

From time to time, we expect to participate in analyst and investor conferences. Materials provided or displayed at those conferences, such as slides and presentations, may be posted on our investor relations website at *www.investors.ups.com* under the heading "Presentations" when made available. These presentations may contain new material nonpublic information about our company and you are encouraged to monitor this site for any new posts, as we may use this mechanism as a public announcement.

Item 1. *Business*

Overview

United Parcel Service, Inc. ("UPS"), founded in 1907, is the world's premier package delivery company and a leading provider of global supply chain management solutions. We offer a broad range of industry-leading products and services through our extensive global presence. Our services include transportation and delivery, distribution, contract logistics, ocean freight, airfreight, customs brokerage and insurance.

We operate one of the largest airlines and one of the largest fleets of alternative fuel vehicles under a global UPS brand. We deliver packages each business day for approximately 1.6 million shipping customers to 10.2 million delivery recipients in over 200 countries and territories. In 2023, we delivered an average of 22.3 million packages per day, totaling 5.7 billion packages during the year. Total revenue in 2023 was $91.0 billion.

Strategy

Our well-defined strategy focuses on growing in the parts of our market that value our end-to-end network. We are continuing on the journey to execute our *Customer First, People Led, Innovation Driven* strategy as we evolve our business to be better and bolder.

Customer First is about anticipating and solving for the needs of our customers. We strive to help our customers seize new opportunities, better compete and succeed by delivering the capabilities that they tell us matter the most: speed and ease.

People Led specifically focuses on how likely an employee is to recommend UPS employment to a friend or family member. We know successful outcomes are built from a strong culture and we believe that when we take care of our people, they take care of our customers.

Innovation Driven is designed to optimize the volume that flows through our network to focus on increasing value share and to drive business growth from higher-yielding opportunities in our target markets. We continue to leverage data and automation to deliver improvements to our network and unlock additional value for our customers through innovation.

Competitive Strengths

Our competitive strengths include:

Global Smart Logistics Network. We believe that our integrated global air and ground network is the most extensive in the industry. We provide all types of package services (air, ground, domestic, international, commercial and residential) through a single pickup and delivery network. Our sophisticated systems, including our RFID-enabled Smart Package, Smart Facility technology, allow us to optimize network efficiency and asset utilization, and enhance end-to-end shipment visibility.

Global Presence. We serve more than 200 countries and territories. We have a significant presence in all of the world's major economies, allowing us to effectively and efficiently operate around the world.

Cutting-Edge Technologies. We are a global leader in developing technologies that help customers enhance their shipping and logistics business processes to lower costs, improve service and increase efficiency. We offer a variety of digital tools and capabilities that enable customers to integrate UPS functionality into their distribution channels, deepening customer relationships. These tools allow customers to send, manage and track their shipments, and also provide their customers with value-added data.

Broad Portfolio of Services. Our service portfolio allows customers to choose their most appropriate delivery option. Increasingly, our customers benefit from UPS business solutions that integrate our services beyond package delivery. For example, our supply chain services are designed to improve the efficiency and resilience of customers' entire supply chain management process.

Customer Relationships. We focus on building and maintaining long-term customer relationships. Value-added services beyond package delivery, and connecting our small package, supply chain and digital services across our customer base, are important to customer retention and growth.

Brand Equity. We have built a leading and trusted brand that stands for service quality, reliability and product innovation. Our vehicles and the professional courtesy of our drivers are major contributors to our brand equity.

Distinctive Culture. We believe that the dedication of our employees comes in large part from our purpose-driven culture that fosters trust, partnership and empowerment. We encourage our people to bring their unique perspectives, background, talents and skills to work every day. Our legacy of fairness and equity is the bedrock of our culture and of our relationships with those we serve.

Financial Strength. Our financial strength allows us to continue to pursue strategic opportunities that facilitate our growth. This includes investing in digital technology, acquisitions, transportation equipment, facilities and employee development to generate value for shareholders. We seek to maintain a strong credit rating to give us additional flexibility in running the business.

Products and Services; Reporting Segments

We have two reporting segments: U.S. Domestic Package and International Package. Our remaining businesses are reported as Supply Chain Solutions. U.S. Domestic Package and International Package are together referred to as our global small package operations.

Global Small Package

Our global small package operations provide time-definite delivery services for express letters, documents, packages and palletized freight via air and ground services. These services are supported by numerous shipping, visibility and billing technologies including our Digital Access Program, which embeds our shipping solutions directly into leading e-commerce platforms, enabling us to more broadly reach small- and medium-sized businesses and e-commerce markets.

All of our services are managed through a single, global smart logistics network. We combine all packages within this single network, unless dictated by specific service commitments. This enables us to efficiently pick up customers' shipments for any services at a scheduled time each day. Our global smart logistics network provides unique operational and capital efficiencies that also have a lesser environmental impact than single service network designs.

We offer same-day pickup of air and ground packages seven days a week. Our global smart logistics network offers approximately 180,000 entry points where customers can tender packages to us at locations and times convenient to them. This includes UPS drivers who can accept packages, UPS drop boxes, UPS Access Point locations, The UPS Store locations, authorized shipping outlets and commercial counters, alliance locations and customer centers attached to UPS facilities.

We offer a portfolio of returns services in more than 140 countries. These services are driven by the continued growth of e-commerce that has increased our customers' need for efficient and reliable returns, and are designed to promote efficiency and a friction-free consumer experience. This portfolio provides a range of cost-effective label and digital returns options and a broad network of consumer drop points. To accelerate growth of this portfolio, in the fourth quarter of 2023 we acquired Happy Returns, a technology-focused company that is managed and reported within Supply Chain Solutions, to provide innovative end-to-end return services and a consolidated returns solution for our enterprise retail customers.

Our global air operations hub is located in Louisville, Kentucky, and is supported by air hubs across the United States ("U.S.") and internationally. We operate international air hubs in Germany, China, Hong Kong, Canada and Florida (for Latin America and the Caribbean). This design enables cost-effective package processing using fewer, larger and more fuel-efficient aircraft.

U.S. Domestic Package

We are a leader in time-definite, guaranteed small package delivery services in the United States. We offer a full spectrum of U.S. domestic air and ground package transportation services. Our U.S. ground fleet serves all business and residential zip codes in the contiguous United States.

- Our air portfolio offers time-definite, same-day, next-day, two-day and three-day delivery alternatives.

- Our ground network enables customers to ship using our day-definite ground service. We deliver approximately 16 million ground packages per day, most within one to three business days.

- UPS SurePost provides residential ground service for customers with non-urgent, lightweight residential shipments. It offers the consistency and reliability of the UPS ground network, with final delivery often provided by the U.S. Postal Service.

International Package

International Package consists of our small package operations in Europe, the Indian sub-continent, Middle East and Africa (together "EMEA"), Canada and Latin America (together "Americas") and Asia. We offer a wide selection of guaranteed day- and time-definite international shipping services, including more guaranteed time-definite express options than any other carrier.

For international package shipments that do not require express services, UPS Worldwide Expedited offers a reliable, deferred, guaranteed day-definite service option. For cross-border ground package delivery, we offer UPS Standard delivery services within Europe, between the U.S. and Canada, and between the U.S. and Mexico. UPS Worldwide Express Freight is a premium international service for urgent, palletized shipments over 150 pounds.

Supply Chain Solutions

Supply Chain Solutions consists of our forwarding, logistics, digital and other businesses. Serving more than 200 countries and territories, we strategically seek to provide integration across increasingly complex, specialized and fragmented supply chains.

Forwarding

We are one of the largest U.S. domestic airfreight carriers and airfreight forwarders globally. We offer a portfolio of guaranteed and non-guaranteed global airfreight services. Additionally, as one of the world's leading non-vessel operating common carriers, we provide ocean freight full container load, less-than-container load and multimodal transportation services between most major ports around the world.

We are among the world's largest customs brokers, measured by both the number of shipments processed annually and by the number of dedicated brokerage employees worldwide. In addition to customs clearance services, we provide product classification, trade management, duty drawback and consulting services.

We provide brokerage services that coordinate a fleet of less-than-truckload and truckload vehicles for shipments requiring ground freight transportation in North America and Europe. Access to the UPS fleet, combined with a broad third-party carrier network, enables us to create capacity solutions for customers of all sizes across industries, delivered through a combination of people and technology. Customers can also access UPS services such as airfreight, customs brokerage and global freight forwarding.

Logistics

Our global logistics and distribution business provides value-added fulfillment and transportation management services. We leverage a network of facilities in over 120 countries to seek to ensure products and parts are in the right place at the right time. We operate both multi-client and dedicated facilities across our network, many of which are strategically located near UPS air and ground transportation hubs to support rapid delivery to business and consumer markets. We continue to invest in the automation of our facilities to meet customer demand.

We offer world-class technology, deep expertise and a highly sophisticated suite of healthcare logistics services. With a strategic focus on serving the unique, priority-handling needs of healthcare and life sciences customers, we continue to increase our complex cold-chain logistics capabilities both in the U.S. and internationally. In furtherance of this strategy and to broaden our reach and services, we recently acquired Bomi Group and MNX Global Logistics.

Digital and other Supply Chain Solutions businesses

Our digital businesses leverage technology to enable a range of on-demand services. Roadie offers customers the convenience of same-day delivery, while Happy Returns offers innovative end-to-end return services that leverage The UPS Store network. We also offer integrated supply chain and high-value shipment insurance solutions to both small and large businesses through UPS Capital, as well as a range of services through our other Supply Chain Solutions businesses. We believe these services are important to meeting customers' needs and deepening customer relationships.

Human Capital

Our success is dependent upon our people, working together with a common purpose. As we seek to capture new opportunities and pursue growth, we believe that transforming the UPS employee experience is foundational to our success. This requires a thoughtful balance between the culture we have cultivated over the years and the new perspectives we need to take the business into the future.

We believe that UPS employees are among the most motivated and highest performing in the industry and provide us a competitive advantage. To assist with employee recruitment and retention, we continue to review the competitiveness of our employee value proposition, including benefits and pay, training, talent development and promotion opportunities. For additional information on the importance of our human capital efforts, see "Risk Factors - Business and Operating Risks - Failure to attract or retain qualified employees could materially adversely affect us" and "- Strikes, work stoppages or slowdowns by our employees could materially adversely affect us".

We have approximately 500,000 employees (excluding temporary seasonal employees), of which 414,000 are in the U.S. and 86,000 are located internationally. Our global workforce includes approximately 85,000 management employees (42% of whom are part-time) and 415,000 hourly employees (48% of whom are part-time). More than 70% of our U.S. employees are represented by unions, primarily those employees handling or transporting packages. Many of these employees are employed under a national master agreement and various supplemental agreements with local unions affiliated with the International Brotherhood of Teamsters ("Teamsters"). In the third quarter of 2023, the Teamsters fully ratified a new national master agreement that expires July 31, 2028. In addition, approximately 3,300 of our pilots are represented by the Independent Pilots Association ("IPA"). Our agreement with the IPA becomes amendable September 1, 2025.

Oversight and management

We seek to create an inclusive and equitable environment that brings together a broad spectrum of backgrounds, cultures and stakeholders. We believe leveraging diverse perspectives and creating inclusive environments improves our organizational effectiveness, cultivates innovation, and drives growth.

Our board, directly and through the Compensation and Human Capital Committee, is responsible for oversight of human capital matters. Effective oversight is accomplished through a variety of methods and processes including regular updates and discussions around human capital transformation efforts, technology initiatives impacting the workforce, health and safety matters, employee survey results related to culture and other matters, hiring and retention, employee demographics, labor relations and contract negotiations, compensation and benefits, succession planning and employee training initiatives.

In addition, the Compensation and Human Capital Committee charter has been expanded to include oversight responsibility for performance and talent management, diversity, equity and inclusion, work culture and employee development and retention. We believe the board's oversight of these matters helps identify and mitigate exposure to labor and human capital management risks and is part of the broader framework that guides how we attract, retain and develop a workforce that aligns with our values and strategies.

Additional information on our human capital efforts is contained in our annual sustainability report, which describes our activities that support our commitment to acting responsibly and contributing to society. This report is available under the heading "Social Impact" at *www.about.ups.com*.

Collective bargaining

We bargain in good faith with the unions that represent our employees. We frequently engage union leaders at the national level and at local chapters throughout the United States. We participate in works councils and associations outside the U.S., which allows us to respond to emerging issues abroad. This work helps our operations to build and maintain productive relationships with our employees. For additional information regarding employees employed under collective bargaining agreements, see note 6 to the audited, consolidated financial statements.

Employee health and safety

We seek to provide industry-leading employee health, safety and wellness programs across our workforce. UPS's Comprehensive Health and Safety Program ("CHSP") is an occupational health and safety system tailored to our varied operational environments.

Our CHSP covers a wide array of roles, from package handling to administration, and spans geographical boundaries to include sorting facilities, mobile logistics, administrative offices, and other locations worldwide. UPS conducts audits to assess specific risks and hazards, including equipment safety, workplace environment, and emergency response protocols. We monitor our safety performance through various measurable targets, including lost time injury frequency and the number of recorded auto accidents.

Customers

Building and maintaining long-term customer relationships through superior service is a competitive strength of UPS. In 2023, we served 1.6 million shipping customers and more than 10.2 million delivery recipients daily. For the year ended December 31, 2023, one customer, Amazon.com, Inc. and its affiliates, represented approximately 11.8% of our consolidated revenues, substantially all of which was within our U.S. Domestic Package segment. For additional information on our customers, see "Risk Factors - Business and Operating Risks - Changes in our relationships with any of our significant customers, including the loss or reduction in business from one or more of them, could have a material adverse effect on us" and note 14 to the audited, consolidated financial statements.

Competition

We offer a broad array of transportation and logistics services and compete with many local, regional, national and international logistics providers as well as national postal services. We believe our strategy, network and competitive strengths position us well to compete in the marketplace. For additional information on our competitive environment, see "Risk Factors - Business and Operating Risks - Our industry is rapidly evolving. We expect to continue to face significant competition, which could materially adversely affect us".

Government Regulation

We are subject to numerous laws and regulations in the countries in which we operate. Continued compliance with increasingly stringent laws, regulations and policies in the U.S. and in the other countries in which we operate may result in materially increased costs, or we could be subject to substantial fines or possible revocation of our authority to conduct our operations.

Air Operations

The U.S. Department of Transportation ("DOT"), the Federal Aviation Administration ("FAA") and the U.S. Department of Homeland Security, through the Transportation Security Administration ("TSA"), have primary regulatory authority over our air transportation services.

The DOT's authority primarily relates to economic aspects of air transportation, such as operating authority, insurance requirements, pricing, non-competitive practices, interlocking relations and cooperative agreements. The DOT also regulates international routes, fares, rates and practices and is authorized to investigate and take action against discriminatory treatment of U.S. air carriers abroad. International operating rights for U.S. airlines are usually subject to bilateral agreements between the U.S. and foreign governments or, in the absence of such agreements, by principles of reciprocity. We are also subject to current and potential aviation, health, customs and immigration regulations imposed by governments in other countries in which we operate, including registration and license requirements and security regulations. We have international route operating rights granted by the DOT and we may apply for additional authorities when those operating rights are available and are required for the efficient operation of our international network. The efficiency and flexibility of our international air transportation network is subject to DOT and foreign government regulations and operating restrictions.

The FAA's authority primarily relates to operational, technical and safety aspects of air transportation, including certification, aircraft operating procedures, transportation of hazardous materials, record keeping standards and maintenance activities and personnel. In addition, we are subject to non-U.S. government regulation of aviation rights involving non-U.S. jurisdictions and non-U.S. customs regulation.

UPS's aircrew, dispatch and aircraft maintenance certification, training, programs and procedures, including aircraft inspection and repair at periodic intervals, are approved for all aircraft and carrier operations under FAA regulations. The future cost of changes and repairs pursuant to these programs and procedures may fluctuate according to aircraft condition, age and the enactment of additional FAA regulatory requirements.

The TSA regulates various security aspects of air cargo transportation. Our airport and off-airport locations, as well as our personnel, facilities and procedures involved in air cargo transportation must comply with TSA regulations.

We participate in the Civil Reserve Air Fleet ("CRAF") program. Our participation in this program allows the U.S. Department of Defense ("DOD") to requisition specified UPS aircraft for military use during a national defense emergency. The DOD is required to compensate us for any use of aircraft under the CRAF program. In addition, participation in the CRAF program entitles us to bid for other U.S. Government opportunities including small package and airfreight.

Ground Operations

Our ground transportation of packages in the U.S. is subject to regulation by the DOT and its agency, the Federal Motor Carrier Safety Administration (the "FMCSA"). Ground transportation also falls under state jurisdiction with respect to the regulation of operations, safety and insurance. Our ground transportation of hazardous materials in the U.S. is subject to regulation by the DOT's Pipeline and Hazardous Materials Safety Administration. We also must comply with safety and fitness regulations promulgated by the FMCSA, including those relating to drug and alcohol testing and hours of service for drivers. Ground transportation of packages outside of the U.S. is subject to similar regulatory schemes in the countries in which we transport those packages.

The Postal Reorganization Act of 1970 created the U.S. Postal Service as an independent establishment of the executive branch of the federal government, and created the Postal Rate Commission, an independent agency, to recommend postal rates. The Postal Accountability and Enhancement Act of 2006 amended the 1970 Act to give the re-named Postal Regulatory Commission revised oversight authority over many aspects of the U.S. Postal Service, including postal rates, product offerings and service standards. We sometimes participate in proceedings before the Postal Regulatory Commission in an attempt to facilitate compliance with fair competition requirements for competitive services.

Our ground operations are also subject to compliance with various cargo-security and transportation regulations issued by the U.S. Department of Homeland Security, including regulation by the TSA in the U.S., and similar regulations issued by foreign governments in other countries.

Customs

We are subject to the customs laws regarding the import and export of shipments in the countries in which we operate, including those related to the filing of documents on behalf of client importers and exporters. Our activities in the U.S., including customs brokerage and freight forwarding, are subject to regulation by the Bureau of Customs and Border Protection, the TSA, the U.S. Federal Maritime Commission and the DOT. Our international operations are subject to similar regulatory structures in their respective jurisdictions.

For additional information, see "Risk Factors – Business and Operating Risks – We maintain significant physical operations. Increases in operational security requirements impose substantial costs on us and we could be the target of an attack or have a security breach, which could materially adversely affect us".

Environmental

We are subject to U.S. and international federal, state and local environmental laws and regulations across all of our operations. These laws and regulations cover a variety of matters such as disclosures, operations and processes, including, but not limited to: properly storing, handling and disposing of waste materials; appropriately managing waste water and storm water; monitoring and maintaining the integrity of underground storage tanks; complying with laws regarding clean air, including those governing emissions; protecting against and appropriately responding to spills and releases and communicating the presence of reportable quantities of hazardous materials to local responders. We maintain site- and activity-specific environmental compliance and pollution prevention programs to address our environmental responsibilities and remain compliant. In addition, we maintain numerous programs which seek to minimize waste and prevent pollution within our operations.

Pursuant to the Federal Aviation Act, the FAA - with the assistance of the Environmental Protection Agency - is authorized to establish standards governing aircraft noise. Our aircraft fleet complies with current noise standards of the federal aviation regulations. Our international operations are also subject to noise regulations in certain other countries in which we operate.

For additional information, see "Risk Factors – Regulatory and Legal Risks – Increasingly stringent regulations related to climate change, including reporting obligations, could materially increase our operating costs".

Communications and Data Protection

As we use radio and other communication facilities in our operations, we are subject to the Federal Communications Act of 1934, as amended. In addition, the Federal Communications Commission regulates and licenses our activities pertaining to satellite communications.

We are subject to a variety of evolving laws and regulations in the U.S. and abroad regarding privacy, cybersecurity, data protection and data security, including the European Union General Data Protection Regulation and China's Personal Information Protection Law. There has recently been increased regulatory and enforcement focus on data protection in the U.S. (at both the state and federal level) and in other countries.

For additional information, see "Risk Factors – Business and Operating Risks – A significant cybersecurity incident, or increased data protection regulations, could materially adversely affect us".

Health and Safety

We are subject to numerous federal, state and local laws and regulations governing employee health and safety, both in the U.S. and in other countries. Compliance with changing laws and regulations from time to time, including those promulgated by the U.S. Occupational Safety and Health Administration and state agencies, could result in materially increased operating costs and capital expenditures, and negatively impact our ability to attract and retain employees.

For additional information on governmental regulations and their potential impact on us generally, see "Risk Factors – Regulatory and Legal Risks".

Where You Can Find More Information

We maintain websites for business and customer matters at *www.ups.com*, and for investor relations matters at *www.investors.ups.com*. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed with or furnished to the SEC pursuant to Section 13(a) of the Securities Exchange Act of 1934 are made available free of charge on our investor relations website under the heading "Investors - SEC Filings" as soon as reasonably practical after we electronically file or furnish the reports to the SEC.

Our Code of Business Conduct, which applies to all of our directors, officers and employees, including our principal executive and financial officers, our Corporate Governance Guidelines and the charters for our Audit, Compensation and Human Capital, Risk, and Nominating and Corporate Governance Committees are also available on our investor relations website under the heading "Investors – Sustainability – Governance Documents". In the event that we make changes in, or provide waivers from, the provisions of the Code of Business Conduct that the SEC requires us to disclose, we intend to disclose these events within four business days following the date of the amendment or waiver under that heading on our investor relations website.

Our sustainability reporting, which describes our activities that support our commitment to acting responsibly and contributing to society, is available under the heading "Social Impact" at *www.about.ups.com*.

We provide the addresses to our websites solely for information. We do not intend for any addresses to be active links or to otherwise incorporate the contents of any website into this or any other report we file with the SEC.

Disclosures Required Pursuant to Section 13(r) of the Securities Exchange Act of 1934

We maintain robust economic sanctions compliance procedures designed to promote compliance with applicable sanctions laws. However, it is possible that from time to time we may inadvertently pick up packages from, or deliver packages to, individuals or entities that result in required disclosure under Section 13(r).

As a component of our compliance procedures, from time to time we undertake additional reviews of historical transactions. Based on our most recent review, from August 2018 to the date of this filing, in addition to previously disclosed deliveries we inadvertently delivered to: Bank Melli – 2 shipments (revenue of $18.84, loss of $3.98); the Embassy of Iran (revenue of $7.81, loss of $0.65); Syrian Airlines (revenue of $7.70, profit of $0.72); Irasco SRL – 2 shipments (revenue of $11.59, loss of $1.08); Stark 1 (revenue of $7.33, profit of $2.02); Fanreach (revenue of $9.74, profit of $2.76); and Wael Bazzi (revenue of $4.74, loss of $2.29). The information provided pursuant to Section 13(r) of the Exchange Act in Item 5 of Part II of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 is incorporated by reference herein.

We do not intend to further pick up from or deliver to these parties, and we intend to continue to implement process improvements designed to better identify and prevent potential shipments to or from restricted parties.

Item 1A.   *Risk Factors*

Our business, financial condition and results of operations are and will remain subject to numerous risks and uncertainties. You should carefully consider the following risk factors, which may have materially affected or could materially affect us, including impacting our business, financial condition, results of operations, stock price, credit rating or reputation. You should read these risk factors in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our "Financial Statements and Supplementary Data" in Item 8. These are not the only risks we face. We could also be affected by other unknown events, factors, uncertainties, or risks that we do not currently consider to be material.

Business and Operating Risks

Changes in general economic conditions, in the U.S. and internationally, may adversely affect us.

We conduct operations in over 200 countries and territories. Our operations are subject to national and international economic factors, as well as the local economic environments in which we operate. Changes in general economic conditions are beyond our control, and it may be difficult for us to adjust our business model. For example, we are affected by industrial production, inflation, unemployment, consumer spending and retail activity levels. We have been, and may in the future be, materially affected by adverse developments in these aspects of the economy. We have also been, and may in the future be, adversely impacted by changes in general economic conditions resulting from geopolitical uncertainty and/or conflicts in or arising from the countries and regions where we operate, including the United Kingdom, the European Union, Ukraine, the Russian Federation, the Middle East and the Trans-Pacific region. Changes in general economic conditions, or our inability to accurately forecast these changes or mitigate the impact of these conditions on our business, could materially adversely affect us.

Our industry is rapidly evolving. We expect to continue to face significant competition, which could materially adversely affect us.

Our industry continues to rapidly evolve, including demands for faster deliveries, increased visibility into shipments and development of other services. We expect to continue to face significant competition on a local, regional, national and international basis. Competitors include the U.S. and international postal services, various motor carriers, express companies, freight forwarders, air couriers, large transportation and e-commerce companies that continue to make significant investments in their own logistics capabilities, some of whom are currently our customers. We also face competition from start-ups and other smaller companies that combine technologies with flexible labor solutions such as crowdsourcing. New technologies may also create additional sources of competition. Competitors have cost, operational and organizational structures that differ from ours and may offer services or pricing terms that we are not willing to offer. Additionally, from time to time we have raised, and may in the future raise, prices and our customers may not be willing to accept these higher prices. If we do not appropriately respond to competitive pressures, including replacing any lost volume or maintaining our profitability, we could be materially adversely affected.

Transportation market growth may further increase competition. As a result, competitors may improve their financial capacity and strengthen their competitive positions. Business combinations could also result in competitors providing a wider variety of services and products at competitive prices, which could also materially adversely affect us.

Changes in our relationships with any of our significant customers, including the loss or reduction in business from one or more of them, could have a material adverse effect on us.

For the year ended December 31, 2023, one customer, Amazon.com, Inc. and its affiliates, accounted for 11.8% of our consolidated revenues. Some of our other significant customers can account for a relatively significant portion of our revenues in a particular quarter or year. Customer impact on our revenue and profitability can vary based on a number of factors, including: contractual volume amounts; pricing terms; product launches; e-commerce or other industry trends, including those related to the holiday season; business combinations and the overall growth of a customer's underlying business; as well as any disruptions to their businesses. Customers could choose, and have in the past chosen, to divert all or a portion of their business with us to one of our competitors, demand pricing concessions, request enhanced services that increase our costs, or develop their own logistics capabilities. In addition, certain of our significant customer contracts include termination rights of either party upon the occurrence of certain events or without cause upon advance notice to the other party. If all or a portion of our business relationships with one or more significant customers were to terminate or significantly change, this could materially adversely affect us.

Failure to attract or retain qualified employees could materially adversely affect us.

We depend on the skills and continued service of our large workforce. We also regularly hire a large number of part-time and seasonal workers. We must be able to attract, develop and retain a large and diverse global workforce. If we are unable to hire, properly train or retain qualified employees, we could experience higher labor costs, reduced revenues, further increased workers' compensation and automobile liability claims costs, regulatory noncompliance, customer losses and diminution of our brand value or company culture, which could materially adversely affect us. Our ability to control labor costs has in the past been, and is expected to continue to be, subject to numerous factors, including labor-related contractual obligations, turnover, training costs, regulatory changes, market pressures, inflation, unemployment levels and healthcare and other benefit costs.

In addition, we strive to lower our cost to serve, including labor costs, through various strategic initiatives. Our inability to continue to retain experienced and motivated employees through the execution of these initiatives may also materially adversely affect us.

Strikes, work stoppages or slowdowns by our employees could materially adversely affect us.

Many of our U.S. employees are employed under a national master agreement and various supplemental agreements with local unions affiliated with the International Brotherhood of Teamsters (the "Teamsters"). In the third quarter of 2023, a new national master agreement with the Teamsters, which runs through July 31, 2028, was ratified. Our airline pilots, airline mechanics, ground mechanics and certain other employees are employed under other collective bargaining agreements. In addition, some of our international employees are employed under collective bargaining or similar agreements. Other employees may choose to organize in the future. Actual or threatened strikes, work stoppages or slowdowns by our employees could adversely affect our ability to meet our customers' needs. As a result, customers have reduced, and in the future may reduce, their business or stop doing business with us if they believe that such actions or threatened actions may adversely affect our ability to provide services. We may permanently lose customers if we are unable to provide uninterrupted service, and this could materially adversely affect us. The terms of collective bargaining agreements also may affect our competitive position and results of operations. Furthermore, our actions or responses to any such negotiations, labor disputes, strikes or work stoppages could negatively impact how our brand is perceived and our reputation and have adverse effects on our business, including our results of operations.

We maintain significant physical operations. Increases in operational security requirements impose substantial costs on us and we could be the target of an attack or have a security breach, which could materially adversely affect us.

As a result of concerns about global terrorism and homeland security, various governments have adopted and may adopt additional heightened security requirements, resulting in significantly increased operating costs. Regulatory and legislative requirements may change periodically in response to evolving threats. We cannot determine the effect that any new requirements will have on our operations, cost structure or operating results, and new rules or other future security requirements may significantly increase our operating costs and reduce operating efficiencies. Regardless of our compliance with security requirements or our own security measures, we could also be the target of an attack or security breaches could occur, which could materially adversely affect one or more of our operations, or our business.

A significant cybersecurity incident, or increased data protection regulations, could materially adversely affect us.

We rely on information technology networks and systems and other operational technologies, including the internet and a number of internally-developed systems and applications, as well as certain technology systems from third-party vendors (collectively referred to as "IT") to operate our business. For example, we rely on these technologies to receive package level information in advance of the physical receipt of packages, to move and track packages through our operations, to efficiently plan deliveries, to execute billing processes, and to track and report financial and operational data. Our franchise locations and subsidiaries also rely on IT systems to manage their business processes and activities.

IT and other systems (ours, as well as those of our franchisees, acquired businesses, and third-party service providers) have been and will continue in the future to be susceptible to damage, disruptions and shutdowns due to programming errors, defects or other vulnerabilities, power outages, hardware failures, misconfigurations, computer viruses, cyber-attacks, encryption caused by ransomware or malware attacks, exfiltration of data, attacks by foreign governments, state-sponsored actors, or criminal groups, theft, misconduct by employees or other insiders, telecommunications failures, misuse, human errors or other catastrophic events. In recent periods, the frequency and sophistication of cyber-attacks have increased and are expected to continue to increase, including as a result of state-sponsored cybersecurity attacks during periods of geopolitical conflict, such as the ongoing conflicts in Ukraine and the Middle East. In addition, the rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks. Accordingly, we may be unable to anticipate these techniques or to implement adequate measures to recognize, detect or prevent the occurrence of any of the events described above. In addition, our security processes, protocols and standards may not prove to be sufficient, effective or may not be complied with, either intentionally or inadvertently. To date, we have not experienced a material cybersecurity incident. However, cybersecurity incidents have in the past and may in the future expose us, our customers, franchisees, service providers or others, to loss, disclosure or misuse of proprietary information and sensitive or confidential data or result in disruptions to our operations or those of our customers, franchisees, service providers or others. For example, cyber criminals have in the past gained access, and are expected to continue to try to gain access to customer accounts. The type of activity includes fraudulently diverting and misappropriating items being transported in our network, fraudulently charging shipment fees to customer or franchisee accounts, and fraudulently sending text messages to recipients purporting to be from UPS. The occurrence of any of the events described above could result in material disruptions in our business, the loss of existing or potential customers, damage to our brand and reputation, additional regulatory scrutiny, litigation and other potential material liability. We also may not discover the occurrence of any of the events described above for a significant period of time after the event occurs.

We utilize and interact with the IT networks and systems of third parties for many aspects of our business, including related to our customers, franchisees and service providers such as cloud service providers and third-party delivery services. These third parties have access to information we maintain about our company, operations, customers, employees and vendors, or operating systems that are critical to or can significantly impact our business operations. These third parties are subject to risks described above, and other risks, that could damage, disrupt or close down their networks or systems. Security processes, protocols and standards that we implement and contractual provisions requiring security measures that we impose on such third parties may not be sufficient or effective at preventing such events or may not be adhered to. These events have in the past and could in the future result in unauthorized access to, or disruptions or denials of access to, misuse or disclosure of, information or systems that are important to us, including proprietary information, sensitive or confidential data, and other information about our operations, customers, employees and suppliers, including personal information.

We have invested and expect to continue to invest in IT security initiatives, IT risk management and disaster recovery capabilities. The costs and operational consequences of implementing, maintaining and enhancing further data or system protection measures could increase significantly to overcome increasingly frequent, complex and sophisticated cyber threats and regulatory requirements.

In addition, our customers' confidence in our ability to protect data and systems and to provide services consistent with their expectations could be impacted, further disrupting our operations. While we maintain cyber insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

Although to date we are unaware of any material data breach or cybersecurity incident, including an information system disruption, we cannot provide any assurances that such material events and impacts will not occur in the future. Our efforts to deter, identify, mitigate and/or eliminate future breaches or cybersecurity incidents may require significant additional effort and expense and may not be successful.

In addition, there has recently been heightened regulatory and enforcement focus relating to the collection, use, retention, transfer, and processing of personal data in the U.S. (at both the state and federal level) and internationally, including the EU's General Data Protection Regulation, the California Privacy Rights Act, the Virginia Consumer Data Protection Act, and other similar laws that have been or are expected to be enacted by other jurisdictions. In addition, China and certain other jurisdictions have enacted more stringent data localization requirements. An actual or alleged failure to comply with applicable data protection laws, regulations, or other data protection standards has in the past and may in the future expose us to litigation, fines, sanctions, or other penalties, which could harm our reputation and adversely affect our business, results of operations, and financial condition. The regulatory environment is increasingly challenging, based on discretionary factors, and difficult to predict. Consequently, compliance with applicable regulations in the various jurisdictions in which we do business may present material obligations and risks to our business, including significantly expanded compliance burdens, costs, and enforcement risks which are expected to increase over time; require us to make extensive system or operational changes; or adversely affect the cost or attractiveness of the services we offer.

Failure to maintain our brand image and corporate reputation could materially adversely affect us.

Our success depends in part on our ability to maintain the image of the UPS brand and our reputation. Service quality issues, actual or perceived, could tarnish the image of our brand and may cause customers not to use UPS services. Also, adverse publicity or public sentiment surrounding labor relations, environmental, sustainability and governance concerns, physical or cyber security matters, political activities and similar matters, or attempts to connect our company to such issues, either in the U.S. or elsewhere, could materially adversely affect us. For example, damage to our reputation or loss of brand equity could require the allocation of resources to rebuild our reputation and restore the value of our brand. The proliferation of social media may increase the likelihood, speed, and magnitude of negative brand events.

Global climate change could materially adversely affect us.

The effects of climate change present financial and operational risks to our business, both directly and indirectly. We have made public statements regarding our intended reduction of carbon emissions, including our goal to achieve carbon neutrality in our global operations by 2050 and our other short- and mid-term environmental sustainability goals.

Our ability to meet our goals will depend in part on significant technological advancements with respect to the development and availability of reliable, affordable and sustainable alternative solutions that are outside of our control, including sustainable aviation fuel and alternative fuel vehicles. While we remain committed to being responsive to the effects of climate change and reducing our carbon footprint, there can be no assurances that our goals and strategic plans to achieve those goals will be successful, that the costs related to climate transition will not be higher than expected, that the necessary technological advancements will occur in the timeframe we expect, or at all, that the severity of and or the pace of negative climate-related effects will not accelerate faster than expected, or that proposed regulation or deregulation related to climate change will not have a negative competitive impact, any one of which could have a material adverse effect on our capital expenditures or other expenses, revenue or results of operations.

Furthermore, methodologies for reporting climate-related information may change and previously reported information may be adjusted to reflect new reporting protocols or regulations, improvements in the availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations and other changes in circumstances. Our processes and controls for reporting climate-related information across our operations are evolving along with multiple disparate standards for identifying, measuring and reporting sustainability metrics, including disclosures that may be required by the SEC, European and other regulators, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or our ability to achieve such goals in the future. Changes in regulation or technology impacting our business could require us to write down the carrying value of assets, which could result in material impairment charges.

Moreover, we may determine that it is in our best interests to prioritize other business, social, governance or sustainable investments over the achievement of our current goals based on economic, regulatory or social factors, business strategy or other factors. If we do not meet these goals or there is perception that we failed to meet these goals, then, in addition to regulatory and legal risks related to compliance, we could incur adverse publicity and reaction, which could adversely impact our reputation, and in turn adversely impact our results of operations.

Severe weather or other natural or man-made disasters could materially adversely affect us.

Weather conditions or other natural or man-made disasters and the increased severity or frequency thereof (including as a result of climate change), including storms, floods, fires, earthquakes, rising temperatures, epidemics, pandemics, conflicts, civil or political unrest, or terrorist attacks, have in the past and may in the future disrupt our business. Customers may reduce shipments, supply chains may be disrupted, demand may be negatively impacted or our costs to operate our business may increase, any of which could have a material adverse effect on us. Any such event affecting one of our major facilities could result in a significant interruption in or disruption of our business. A potential result of climate change is more frequent or more severe weather events or natural disasters. To the extent such weather events or natural disasters do become more frequent or severe, disruptions to our business and those of our customers and costs to repair damaged facilities or maintain or resume operations could increase. Furthermore, climate change may reduce the availability or increase the cost of insurance for these negative impacts of natural disasters and adverse weather conditions by contributing to an increase in the incidence and severity of such natural disasters.

Economic, political, or social developments and other risks associated with international operations could materially adversely affect us.

We have significant international operations and, as a result, we are exposed to changing economic, political and social developments in a number of countries, all of which are beyond our control. Emerging markets are often more volatile than those in other countries, and any broad-based downturn in these markets could reduce our revenues and materially adversely affect our business, financial condition and results of operations. We are subject to many laws governing our international operations, including those that prohibit improper payments to government officials and commercial customers, govern our environmental impact or labor matters, and restrict where we can do business, our shipments to certain countries and the information that we can provide to non-U.S. governments. Our failure to manage and anticipate these and other risks associated with our international operations could materially adversely affect us.

Our inability to effectively integrate any acquired businesses and realize the anticipated benefits of any acquisitions, joint ventures, strategic alliances or dispositions could materially adversely affect us.

From time to time we acquire businesses, form joint ventures and strategic alliances, and dispose of operations. Whether we realize the anticipated benefits from these transactions depends, in part, upon successful integration between the businesses involved, the performance of the underlying operations, capabilities or technologies and the management of the acquired operations. Accordingly, our financial results could be materially adversely affected by our failure to effectively integrate acquired operations, unanticipated performance or other issues or transaction-related charges.

Financial Risks

Changing fuel and energy prices, including gasoline, diesel and jet fuel, and interruptions in supplies of these commodities could materially adversely affect us.

Fuel and energy costs have a significant impact on our operations. We require significant quantities of fuel for our aircraft and delivery vehicles and are exposed to the risks associated with variations in the market price for petroleum products, including gasoline, diesel and jet fuel. We seek to mitigate our exposure to changing fuel prices through our pricing strategy and may utilize hedging transactions from time to time. There can be no assurance that this strategy will be effective. If we are unable to maintain or increase our fuel surcharges, higher fuel costs could materially adversely impact our operating results. Even if we are able to offset changes in fuel costs with surcharges, high fuel surcharges have in the past, and may in the future result in a shift from our higher-yielding products to lower-yielding products or an overall reduction in volume, revenue and profitability. Moreover, we could experience a disruption in energy supplies as a result of new or increased regulation, war or other conflicts, weather-related events or natural disasters, actions by producers (including as part of their own sustainability efforts) or other factors beyond our control, which could have a material adverse effect on us.

Changes in foreign currency exchange rates or interest rates may have a material adverse effect on us.

We conduct business in a number of countries, with a significant portion of our revenue derived from operations outside the United States. Our international operations are affected by changes in the exchange rates for local currencies, in particular the Euro, British Pound Sterling, Canadian Dollar, Chinese Renminbi and Hong Kong Dollar.

We are exposed to changes in interest rates, primarily on our short-term debt and that portion of our long-term debt that carries floating interest rates. Additionally, changes in interest rates impact the valuation of our pension and postretirement benefit obligations and the related costs recognized in the statements of consolidated income. The impact of changes in interest rates on our pension and postretirement benefit obligations and costs, and on our debt, is discussed further in Part I, "Item 7 - Critical Accounting Estimates," and Part II, "Item 7A - Quantitative and Qualitative Disclosures about Market Risk", respectively, of this report.

We monitor and manage foreign currency exchange rate and interest rate exposures, and use derivative instruments to mitigate the impact of changes in these rates on our financial condition and results of operations; however, changes in foreign currency exchange rates and interest rates cannot always be predicted or effectively hedged, and may have a material adverse effect on us.

Our business requires significant capital and other investments; if we do not accurately forecast our future investment needs, we could be materially adversely affected.

Our business requires significant capital investments, including in aircraft, vehicles, technology, facilities and sortation and other equipment. In addition to forecasting our capital investment requirements, we adjust other elements of our operations and cost structure in response to economic and regulatory conditions. These investments support both our existing business and anticipated growth. Forecasting amounts, types and timing of investments involves many factors which are subject to uncertainty and may be beyond our control, such as general economic trends, revenues, profitability, changes in governmental regulation and competition. If we do not accurately forecast our future capital investment needs, we could under- or over-invest, or have excess capacity or insufficient capacity, any of which could negatively affect our revenues and profitability.

Employee health and retiree health and pension benefit costs represent a significant expense to us; further cost increases could materially adversely affect us.

Our employee health, retiree health and pension benefit expenses are significant. In recent years, we have experienced increases in some of these costs, in particular, ongoing increases in healthcare costs in excess of the rate of inflation and historically low discount rates that we use to value our company-sponsored defined benefit plan obligations. Increasing healthcare costs, volatility in investment returns and discount rates, as well as changes in laws, regulations and assumptions used to calculate retiree health and pension benefit expenses, may materially adversely affect our business, financial condition, or results of operations, and have required, and may in the future require significant contributions to our benefit plans. Our national master agreement with the Teamsters includes provisions that are designed to mitigate certain healthcare expenses, but there can be no assurance that our efforts will be successful or that these efforts will not materially adversely affect us.

We participate in various trustee-managed multiemployer pension and health and welfare plans for employees covered under collective bargaining agreements. As part of the overall collective bargaining process for wage and benefit levels, we have agreed to contribute certain amounts to the multiemployer benefit plans during the contract period. The multiemployer benefit plans set benefit levels and are responsible for benefit delivery to participants. Future contribution amounts to multiemployer benefit plans will be determined through collective bargaining. However, in future collective bargaining negotiations, we could agree to make significantly higher future contributions to one or more of these plans. At this time, we are unable to determine the amount of additional future contributions, if any, or whether any material adverse effect on us could result from our participation in these plans.

In addition to our ongoing multiemployer pension plan obligations, we may have an obligation in the future to pay significant coordinating benefits previously earned by UPS employees in the Central States Pension Fund (the "CSPF"). For additional information on our potential liabilities related to the CSPF, see note 5 to the audited, consolidated financial statements.

Insurance and claims expense could materially adversely affect us.

We have a combination of both self-insurance and high-deductible insurance programs for the risks arising out of our business and operations, including claims exposure resulting from cargo loss, personal injury, property damage, aircraft and related liabilities, business interruption and workers' compensation. Self-insured workers' compensation, automobile and general liabilities are determined using actuarial estimates of the aggregate liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. Our accruals for insurance reserves reflect certain actuarial assumptions and management judgments, which are subject to a high degree of variability. If the number, severity or cost of claims for which we retain risk continues to increase, our financial condition and results of operations could be materially adversely affected. If we lose our ability to, or decide not to, self-insure these risks, our insurance cost could materially increase and we may find it difficult to obtain adequate levels of insurance coverage.

Changes in markets and our business plans have resulted, and may in the future result, in substantial impairments of the carrying value of our assets, thereby reducing our net income.

We regularly assess the carrying values of our assets relative to their estimated fair values. If the carrying value of an asset exceeds its estimated fair value, we may be required to incur charges to reduce the carrying value thereof. The determination of fair value is dependent on a significant number of estimates and assumptions that could be impacted by a variety of factors, including changes in business strategy, revenue, expenses, government regulations, including regulation related to climate change, costs of capital and economic or market conditions. The use of different estimates or assumptions could also result in different estimates of fair value. Our estimates of fair value have resulted from time to time, and may in the future result, in substantial impairments of our assets. For example, during the year ended December 31, 2023, as a result of a number of factors including changes in business strategy and challenging macroeconomic conditions such as increases in the risk-free interest rate and volatility of the stock prices of market comparables, we incurred impairment charges of $125 and $111 million in respect of goodwill and indefinite-lived intangible assets, respectively. In addition, we have been and may be required in the future to recognize increased depreciation and amortization charges if we determine the useful lives or salvage values of our assets are less than we originally estimated. Such changes have in the past, and may in the future, reduce our net income.

We may have significant additional tax liabilities that could materially adversely affect us.

We are subject to income taxes in the U.S. and many foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. There are many transactions and calculations where the ultimate tax determination is uncertain.

We are regularly under audit by tax authorities in many jurisdictions. Economic and political pressures to increase tax revenue may make resolving tax disputes more difficult. The final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. In addition, changes in U.S. federal and state or international tax laws, other fundamental law changes currently being considered by many countries, and changes in taxing jurisdictions' administrative interpretations, decisions, policies and positions may materially adversely impact our tax expense and cash flows.

Regulatory and Legal Risks

Increasingly complex and stringent laws, regulations and policies could materially increase our operating costs.

We are subject to complex and stringent aviation, transportation, environmental, security, labor, employment, safety, privacy, disclosure and data protection and other governmental laws, regulations and policies, both in the U.S. and internationally. In addition, we are impacted by laws, regulations and policies that affect global trade, including tariff and trade policies, export requirements, embargoes, sanctions, taxes, monetary policies and other restrictions and charges. Trade discussions and arrangements between the U.S. and various of its trading partners are fluid, and existing and future trade agreements are, and are expected to continue to be, subject to a number of uncertainties, including the imposition of new tariffs or adjustments and changes to the products covered by existing tariffs. The impact of new laws, regulations and policies or decisions or interpretations by authorities applying those laws and regulations, cannot be predicted. Compliance with any new laws, regulations or policies may increase our operating costs or require significant capital expenditures. Any failure to comply with applicable laws, regulations or policies in the U.S. or other countries could result in substantial fines or possible revocation of our authority to conduct our operations, which could materially adversely affect us.

Increasingly stringent regulations related to climate change, including reporting obligations, could materially increase our operating costs.

Regulation and required disclosures of greenhouse gas ("GHG") emissions and related matters exposes us to potentially significant new taxes, fees, disclosure and compliance obligations and other costs. Compliance with such regulation, and any increased or additional regulation, or the associated costs is further complicated by the fact that various countries and regions may adopt different approaches to climate change regulation and disclosures.

For example, the Carbon Offsetting and Reduction Scheme for International Aviation ("CORSIA"), a global, market-based emissions offset program to encourage carbon-neutral growth began a voluntary pilot phase in 2021, with mandatory participation scheduled to begin in 2027. The International Civil Aviation Organization, which adopted CORSIA, continues to develop details regarding implementation, but compliance with CORSIA is expected to increase our operating costs, potentially significantly.

In the U.S., Congress has considered but, to date, not passed various bills that would regulate GHG emissions. Nevertheless, we believe some form of federal climate change legislation is possible in the future. Even in the absence of such legislation, the Environmental Protection Agency could determine to regulate GHG emissions, especially aircraft or diesel engine emissions, and this could impose substantial costs on us.

In addition, the impact that participation in the Paris Climate Accords may have on future U.S. policy regarding GHG emissions, on CORSIA and on other GHG regulation remains uncertain. The extent to which other countries implement that accord could also have a material adverse effect on us.

Increased regulation relating to GHG emissions in the U.S. or abroad, especially aircraft or diesel engine emissions, could, among other things, increase the cost of fuel and other energy we purchase and the capital costs associated with updating or replacing our aircraft or vehicles prematurely. We cannot predict the impact any future regulation will have on our cost structure or our operating results. It is likely that such regulation could significantly increase our operating costs and that we may not be willing or able to pass such costs along to our customers. Moreover, even without such regulation, increased awareness and any adverse publicity in the global marketplace about the GHGs emitted by companies in the airline and transportation industries could harm our reputation and reduce customer demand for our services, especially our air services.

Furthermore, many countries, as well as U.S. states, in which we operate or are subject to regulation have adopted, or are expected to adopt, additional requirements relating to the disclosure of GHG emissions and related matters. In many cases these requirements differ and may conflict from country to country. Compliance with these disclosure requirements may increase our operating costs or require significant management time and attention. Any failure to comply with applicable disclosure regulations in the U.S. (at either the federal or state level) or other countries could result in substantial fines or other penalties, which could materially adversely affect us.

We may be subject to various claims and lawsuits that could result in significant expenditures which may materially adversely affect us.

The nature of our business exposes us to the potential for various claims and litigation related to labor and employment, personal injury, property damage, business practices, environmental liability and other matters. Any material litigation or a catastrophic accident or series of accidents could result in significant expenditures and have a material adverse effect on us.

Item 1B. *Unresolved Staff Comments*

None.

Information About Our Executive Officers

For information about our executive officers, see Part III, "Item 10. Directors, Executive Officers and Corporate Governance".

Item 1C. *Cybersecurity*

The Board regularly discusses our most significant risks and how these risks are being managed. The Board has appointed a Risk Committee, consisting entirely of independent directors, whose responsibilities include assisting the Board in overseeing management's identification and evaluation of strategic enterprise risks, including risks associated with privacy, technology, information security, cybersecurity and cyber incident response and business continuity. The Risk Committee regularly updates the Board on these activities.

The Risk Committee oversees the Company's approach to cybersecurity risk assessment and mitigation by, among other things, (i) reviewing the Company's cybersecurity insurance program, (ii) reviewing the Company's cybersecurity budget, (iii) discussing the results of various internal cybersecurity audits and periodic independent third-party assessments of the Company's cybersecurity programs, (iv) being briefed on cybersecurity matters by outside experts, and (v) receiving regular updates from the Company's Chief Information Security Officer ("CISO") and others on cybersecurity risks, operational metrics, compliance and regulatory developments, training programs, risk mitigation activities, key projects and industry developments. The Company's Chief Legal and Compliance Officer ("CLCO"), Chief Digital and Technology Officer ("CDTO"), CISO and Vice President of Compliance and Internal Audit participate in Risk Committee meetings and meet individually with the Risk Committee on a periodic basis to discuss and address relevant matters, including the Company's approach to cybersecurity risk assessment and mitigation. The CISO reports to the CDTO, who in turn reports to the Chief Executive Officer ("CEO"). The CISO has more than thirty years of IT experience, has served many years in various information security management roles and has multiple cybersecurity certifications.

The Company maintains an enterprise risk management process designed to identify potential events that may affect the achievement of the Company's objectives or have a material adverse effect on the Company. Cybersecurity is among the risks considered as a part of this process. The Company's management, including the CISO, also participates on the Company's Information Security & Privacy Governance Council ("ISPGC"). The ISPGC meets periodically to consider information security and privacy matters.

The Company utilizes various technical and qualitative processes to assist in identifying, assessing and managing cybersecurity risks. The Company's processes include periodic discussions and risk reviews with management and, depending on facts and circumstances, may include internal audits, third-party assessments, post-remediation reviews, engagements with independent third-party service providers and key governmental agencies, regular employee training, an incident response plan and backup and recovery plans. Our periodic engagements with independent third-party service providers are designed to provide qualitative and technical cybersecurity assessments. The Company has a corporate-level cybersecurity team, led by the CISO, that, among other responsibilities, receives and reviews reports regarding potential threats, trends and remediation strategies. The cybersecurity team evaluates threat intelligence and information obtained from various sources, including internal, public or private sources, government agencies and external consultants. Certain of the Company's subsidiaries have separate cybersecurity teams that, along with the corporate-level cybersecurity team, play a role in the Company's efforts to monitor, identify, assess and manage cybersecurity risks.

We interact with the information technology networks and systems of third parties for many aspects of our business. We consider and evaluate cybersecurity risks associated with the use of independent third-party service providers. To help UPS understand and mitigate potential cybersecurity risks, we generally utilize measures such as vendor risk assessments, periodic technical assessments of third-party vendors' controls and contracts governing the use of and access to our data and compliance with our security requirements.

We maintain an Incident Response Plan that includes processes and procedures for reviewing and responding to cybersecurity incidents. We periodically test our readiness to respond to a cybersecurity incident through various scenario-based drills. The Incident Response Plan includes processes for escalation to the CISO, the Executive Leadership Team, including the CEO, the Risk Committee and the Board, and a process for consideration of whether a cybersecurity incident is material and may require disclosure in SEC filings.

For additional information on cybersecurity risks and the impact they may have on our business strategy, results of operations or financial condition see "Risk Factors – Business and Operating Risks – A significant cybersecurity incident, or increased data protection regulations, could materially adversely affect us".

Item 2. *Properties*

Operating Facilities

We own our corporate headquarters in Atlanta, Georgia and our information technology headquarters, located in Parsippany, New Jersey. Our primary information technology operations are consolidated in an owned facility in New Jersey and we own a backup facility in Georgia.

We own or lease over 1,000 package operating facilities in the U.S., with approximately 90 million square feet of floor space. These facilities have vehicles and drivers stationed for the pickup and delivery of packages, and capacity to sort and transfer packages. Our larger facilities also service our vehicles and equipment, and employ specialized mechanical equipment for the sorting and handling of packages. We own or lease approximately 800 facilities in our international package operations, with approximately 21 million square feet of floor space.

Our aircraft are operated in a hub and spoke pattern in the U.S., with our principal air hub, Worldport, located in Louisville, Kentucky. Our major air hub in Europe is located in Germany, and in Asia we operate two major air hubs in China and one in Hong Kong.

We own or lease more than 600 facilities, with approximately 46 million square feet of floor space, which support our freight forwarding and logistics operations. This includes approximately 17 million square feet of healthcare-compliant warehousing. We own and operate a logistics campus consisting of approximately 4 million square feet in Louisville, Kentucky.

We also own a number of ancillary properties that support our global operations.

Fleet

Aircraft

The following table shows information about our aircraft fleet as of December 31, 2023:

Description	UPS Owned and/or Operated	Charters & Leases Operated by Others	On Order	Under Option
Boeing 757-200	75	—	—	—
Boeing 767-300	78	—	21	—
Boeing 767-300BCF	6	—	—	—
Boeing 767-300BDSF	4	—	—	—
Airbus A300-600	52	—	—	—
Boeing MD-11 [1]	38	—	—	—
Boeing 747-400F	11	—	—	—
Boeing 747-400BCF	2	—	—	—
Boeing 747-8F	28	—	2	—
Other	—	269	—	—
Total	294	269	23	—

[1] Two of the MD-11 aircraft shown above have been retired from operational use as of December 31, 2023. We anticipate retiring an additional nine of these aircraft during 2024.

Vehicles

We operate a global ground fleet of approximately 135,000 package cars, vans, tractors and motorcycles, including more than 17,000 alternative fuel and advanced technology vehicles.

Item 3. *Legal Proceedings*

See note 10 to the audited, consolidated financial statements for a discussion of judicial proceedings and other matters arising from the conduct of our business activities.

Item 4. *Mine Safety Disclosures*

Not applicable.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our class A common stock is not listed on a national securities exchange or traded in an organized over-the-counter market, but each share of our class A common stock is convertible into one share of our class B common stock. Our class B common stock is listed on the New York Stock Exchange under the symbol "UPS".

As of February 2, 2024, there were 157,276 and 19,971 shareowners of record of class A and class B common stock, respectively.

Our practice has been to pay dividends on a quarterly basis. The declaration of dividends is subject to the discretion of the Board of Directors and will depend on various factors, including our net income, financial condition, cash requirements, future prospects and other relevant factors.

On January 25, 2024, our Board declared a dividend of $1.63 per share, which is payable on March 8, 2024 to shareowners of record on February 20, 2024.

In August 2021, the Board of Directors approved a share repurchase authorization of $5.0 billion of class A and class B common stock. During the year ended December 31, 2023, we repurchased 0.5 million shares of class B common stock for $0.1 billion under this authorization.

In January 2023, the Board of Directors terminated this authorization and approved a new share repurchase authorization for $5.0 billion of class A and class B common stock. During the year ended December 31, 2023, we repurchased 12.3 million shares of class B common stock for $2.2 billion under this authorization. We did not repurchase any shares during the fourth quarter of 2023 and do not anticipate repurchasing any shares in 2024. As of December 31, 2023, we had $2.8 billion available under our share repurchase authorization.

For additional information on our share repurchase activities, see note 12 to the audited, consolidated financial statements.

Shareowner Return Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates such information by reference into such filing.

The following graph shows a five-year comparison of cumulative total shareowners' returns for our class B common stock, the Standard & Poor's 500 Index and the Dow Jones Transportation Average. The comparison of the total cumulative return on investment, which is the change in the stock price plus reinvested dividends for each of the quarterly periods, assumes that $100 was invested on December 31, 2018 in the Standard & Poor's 500 Index, the Dow Jones Transportation Average and our class B common stock.



Comparison of Five-Year Cumulative Total Return

	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
United Parcel Service, Inc.	$ 100.00	$ 125.49	$ 184.83	$ 242.91	$ 203.72	$ 191.59
Standard & Poor's 500 Index	$ 100.00	$ 132.61	$ 157.00	$ 202.02	$ 165.40	$ 169.87
Dow Jones Transportation Average	$ 100.00	$ 121.65	$ 143.76	$ 185.91	$ 159.48	$ 178.50

For information regarding our equity compensation plans, see Item 12 of this report.

Item 6.   [Reserved]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We continue to focus on executing our strategy of *Customer First, People Led and Innovation Driven* by making it quicker and easier for customers to do business with us. We continue to enhance customer engagement through combining our network with digital capabilities and to invest in the most attractive parts of the market, including healthcare, Asia trade lanes and small- and medium-sized businesses ("SMBs").

In furtherance of our strategy, during 2023 we acquired MNX Global Logistics, a global time-critical and temperature-sensitive logistics provider, and Happy Returns, a technology-focused company that provides innovative end-to-end return services. We opened our state-of-the-art *UPS Velocity* fulfillment center in the U.S. and announced plans to build a new air hub in Hong Kong. These initiatives, together with continued growth in our Digital Access Program and deployment of our *Smart Package Smart Facility* technology within U.S. small package operations, are intended to allow us to reach new markets and customers, and better serve our current customer base.

During the year, macroeconomic headwinds, including inflationary pressures and changes in consumer behavior, together with volume diversion resulting from our labor negotiations with the International Brotherhood of Teamsters ("Teamsters"), contributed to volume declines in our U.S. small package business. Internationally, the challenging macroeconomic environment, coupled with geopolitical tensions, drove a decline in demand for our small package services in Europe and Asia. Our freight forwarding businesses, including truckload brokerage, were negatively impacted by soft demand and market overcapacity. We expect global economic conditions to improve gradually during 2024, and therefore expect volume and revenue growth to increase in the second half of the year.

In the third quarter of 2023, our Teamsters employees ratified a new national master agreement. Under the agreement, wage and benefit rates, combined with all other contract provisions, will increase union cost at a 3.3% compounded annual growth rate over the five-year term of the contract, with the majority of the increase in the first and fifth years. We experienced higher year-over-year labor costs in the second half of the year as a result of these contractual increases, which we expect to persist through the first half of 2024.

Faced with a challenging external environment, we remain focused on our strategy. We are taking action intended to right-size our business for the future and focus on key enablers of growth. These moves include exploring strategic alternatives for our truckload brokerage business and reducing headcount through our "fit to serve" initiative to create a more efficient operating model and enhance responsiveness to changing market dynamics.

We have two reportable segments: U.S. Domestic Package and International Package, which are together referred to as our global small package operations. Our remaining businesses are reported as Supply Chain Solutions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Highlights of our results for the years ended December 31, 2023 and 2022, which are discussed in more detail in the sections that follow, include:

		Year Ended December 31,			Change	
		2023		**2022**	**$**	**%**
Revenue (in millions)	$	90,958	$	100,338	$ (9,380)	(9.3)%
Operating Expenses (in millions)		81,817		87,244	(5,427)	(6.2)%
Operating Profit (in millions)	$	9,141	$	13,094	$ (3,953)	(30.2)%
Operating Margin		10.0 %		13.0 %		
Net Income (in millions)	$	6,708	$	11,548	$ (4,840)	(41.9)%
Basic Earnings Per Share	$	7.81	$	13.26	$ (5.45)	(41.1)%
Diluted Earnings Per Share	$	7.80	$	13.20	$ (5.40)	(40.9)%
Operating Days		254		255		
Average Daily Package Volume (in thousands)		22,290		24,291		(8.2)%
Average Revenue Per Piece	$	13.62	$	13.38	$ 0.24	1.8 %

- Revenue and average daily package volume in our global small package operations decreased for the year, with declines in both commercial and residential shipments across all of our products. These declines were primarily the result of the macroeconomic conditions and union labor-related uncertainties described above, as well as reductions in fuel and demand-related surcharges.

- Operating expenses decreased for the year, driven by a reduction in purchased transportation in Supply Chain Solutions and reductions in fuel expense in our small package operations, as well as the impact of our ongoing productivity initiatives and reductions in operating costs; these reductions were partially offset by U.S. Domestic Package segment wage rate increases in the second half of 2023 due to the new Teamsters contract.

- Operating profit and operating margin decreased, as revenue declines were greater than operating expense reductions.

- We reported net income of $6.7 billion and diluted earnings per share of $7.80. Adjusted diluted earnings per share were $8.78 after adjusting for the after-tax impacts of:

  - defined benefit pension and postretirement medical benefit plan mark-to-market loss outside of a 10% corridor of $274 million, or $0.32 per diluted share;

  - Transformation Strategy Costs of $333 million, or $0.39 per diluted share;

  - goodwill and asset impairment charges of $193 million, or $0.22 per diluted share; and

  - a one-time compensation payment of $46 million, or $0.05 per diluted share.

In the U.S. Domestic Package segment, revenue declines for the year were driven by lower volume, a shift in product mix, and lower fuel and demand-related surcharges. These were somewhat offset by revenue per piece growth due to increases in base rates and changes in customer mix. Expenses decreased for the year, primarily due to declines in fuel prices and reductions in purchased transportation. Higher direct union labor costs were offset by a reduction in hours and lower management compensation expense.

In our International Package segment, revenue declines for the year were driven by lower volume and declines in fuel and demand-related surcharges. These were partially offset by the impact of base rate increases. Expenses decreased year over year, driven by lower fuel and third-party transportation expense as a result of volume declines and lower fuel prices.

In Supply Chain Solutions, revenue decreases for the year were driven by volume and market rate declines in Forwarding. Expenses decreased for the year, primarily due to a reduction in purchased transportation in Forwarding.

2022 compared to 2021

See *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* of the Company's Annual Report on Form 10-K for the year ended December 31, 2022 filed with the Securities and Exchange Commission on February 21, 2023.

Supplemental Information - Items Affecting Comparability

We supplement the reporting of our financial information determined under generally accepted accounting principles in the United States ("GAAP") with certain non-GAAP financial measures.

Adjusted financial measures should be considered in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Our adjusted financial measures do not represent a comprehensive basis of accounting and therefore may not be comparable to similarly titled measures reported by other companies.

Adjusted amounts reflect the following (in millions):

			Year Ended December 31,	
Non-GAAP Adjustments		**2023**		**2022**
Operating Expenses:				
One-Time Compensation Payment	$	61	$	—
Transformation Strategy Costs		435		178
Goodwill and Asset Impairment Charges		236		—
Incentive Compensation Program Design Changes		—		505
Long-Lived Asset Estimated Residual Value Changes		—		76
Total Adjustments to Operating Expenses	$	732	$	759
Other Income and (Expense):				
Defined Benefit Pension and Postretirement Medical Plan (Gains) and Losses	$	359	$	(1,061)
Total Adjustments to Other Income and (Expense)	$	359	$	(1,061)
Total Adjustments to Income Before Income Taxes	$	1,091	$	(302)
Income Tax (Benefit) Expense:				
One-Time Compensation Payment	$	(15)	$	—
Transformation Strategy Costs		(102)		(36)
Goodwill and Asset Impairment Charges		(43)		—
Incentive Compensation Program Design Changes		—		(121)
Long-Lived Asset Estimated Residual Value Changes		—		(18)
Defined Benefit Pension and Postretirement Medical Plan (Gains) and Losses		(85)		255
Total Adjustments to Income Tax Expense	$	(245)	$	80
Total Adjustments to Net Income	$	846	$	(222)

These items have been excluded from the following discussions of "adjusted" results. The income tax impacts of these items are calculated by multiplying the statutory tax rates applicable in each tax jurisdiction, including the U.S. federal jurisdiction and various U.S. state and non-U.S. jurisdictions, by the tax-deductible adjustments. The blended average effective income tax rates for the years ended December 31, 2023 and 2022 were 22.5% and 26.5%, respectively.

One-Time Compensation Payment

During 2023, we made a one-time payment to certain U.S.-based, non-union part-time supervisors following the ratification of our labor agreement with the Teamsters. We do not expect this or similar payments to recur. We supplement the presentation of our operating profit, operating margin, income before income taxes, net income and earnings per share with non-GAAP measures that exclude the impact of this payment. We believe excluding the impact of this one-time payment better enables users of our financial statements to view and evaluate underlying business performance from the same perspective as management.

Transformation Charges, and Goodwill and Asset Impairment Charges

We supplement the presentation of our operating profit, operating margin, income before income taxes, net income and earnings per share with non-GAAP measures that exclude the impact of charges related to transformation activities, and goodwill and asset impairment charges. We believe excluding the impact of these charges better enables users of our financial statements to view and evaluate underlying business performance from the perspective of management. We do not consider these costs when evaluating the operating performance of our business units, making decisions to allocate resources or in determining incentive compensation awards. For more information regarding transformation activities, see note 18 to the audited, consolidated financial statements. For more information regarding goodwill and asset impairment charges, see note 1 and note 7.

Incentive Compensation Program Design Changes

During 2022, we completed certain structural changes to the design of our incentive compensation programs that resulted in a one-time, non-cash charge in connection with the accelerated vesting of certain equity incentive awards that we do not expect to repeat. We supplement the presentation of our operating profit, operating margin, income before income taxes, net income and earnings per share with non-GAAP measures that exclude the impact of these changes. We believe excluding the impacts of such changes allows users of our financial statements to identify underlying growth trends in compensation and benefits expense. For more information regarding incentive compensation program design changes, see note 13 to the audited, consolidated financial statements.

Long-lived Asset Estimated Residual Value Changes

During 2022, we determined to retire six of our existing MD-11 aircraft from operational use in 2023. In connection therewith, we reduced the estimated residual value of our MD-11 fleet, incurring a one-time, non-cash charge on our fully-depreciated aircraft. This charge was allocated between our U.S. Domestic Package and International Package segments. We supplement the presentation of our operating profit, operating margin, income before income taxes, net income and earnings per share with non-GAAP measures that exclude the impact of this charge. We believe excluding the impact of this charge better enables users of our financial statements to understand the ongoing cost associated with our long-lived assets. For more information regarding residual values, see note 4 to the audited, consolidated financial statements.

Foreign Currency Exchange Rate Changes and Hedging Activities

We supplement the reporting of revenue, revenue per piece and operating profit with adjusted measures that exclude the period over period impact of foreign currency exchange rate changes and hedging activities. We believe currency-neutral revenue, revenue per piece and operating profit information allows users of our financial statements to understand growth trends in our products and results. We evaluate the performance of International Package and Supply Chain Solutions on this currency-neutral basis.

Currency-neutral revenue, revenue per piece and operating profit are calculated by dividing current period reported U.S. Dollar revenue, revenue per piece and operating profit by the current period average exchange rates to derive current period local currency revenue, revenue per piece and operating profit. The derived amounts are then multiplied by the average foreign currency exchange rates used to translate the comparable results for each month in the prior year period (including the period over period impact of foreign currency hedging activities). The difference between the current period reported U.S. Dollar revenue, revenue per piece and operating profit and the derived current period U.S. Dollar revenue, revenue per piece and operating profit is the period-over-period impact of currency fluctuations.

Defined Benefit Pension and Postretirement Medical Plan Gains and Losses

We incur certain employment-related expenses associated with pension and postretirement medical benefits. These pension and postretirement medical benefits costs for company-sponsored defined benefit plans are calculated using various actuarial assumptions and methodologies, including discount rates, expected returns on plan assets, healthcare cost trend rates, inflation, compensation increase rates, mortality rates and coordination of benefits with plans not sponsored by UPS. Actuarial assumptions are reviewed on an annual basis, unless circumstances require an interim remeasurement of any of our plans.

We recognize changes in the fair value of plan assets and net actuarial gains and losses in excess of a 10% corridor (defined as 10% of the greater of the fair value of plan assets or the plan's projected benefit obligation), as well as gains and losses resulting from plan curtailments and settlements, for our defined benefit pension and postretirement medical plans immediately as part of *Investment income and other* in the statements of consolidated income. We supplement the presentation of our income before income taxes, net income and earnings per share with adjusted measures that exclude the impact of these gains and losses and the related income tax effects. We believe excluding these defined benefit pension and postretirement medical plan gains and losses provides important supplemental information by removing the volatility associated with plan amendments and short-term changes in market interest rates, equity values and similar factors.

The remeasurement of our defined benefit pension and postretirement medical plans' assets and liabilities resulted in a loss of $0.4 billion and a gain of $1.1 billion for the years ended December 31, 2023 and 2022, respectively. The table below shows the amounts associated with each component of the loss and gain, as well as the weighted-average actuarial assumptions used to determine our net periodic benefit cost, for each year:

	Year Ended December 31,	
Components of defined benefit plan gain (loss) (in millions):	**2023**	**2022**
Discount rates	$ (384)	$ 5,210
Return on assets	37	(4,130)
Demographic and other assumption changes	(4)	(53)
Total mark-to-market gain (loss)	(351)	1,027
Curtailment and settlement gain (loss)	(8)	34
Total defined benefit plan gain (loss)	$ (359)	$ 1,061

	Year Ended December 31,	
Weighted-average actuarial assumptions:	**2023**	**2022**
Expected rate of return on plan assets used in determining net periodic benefit cost	6.99 %	5.83 %
Actual rate of return on plan assets	6.64 %	(24.11)%
Discount rate used in determining net periodic benefit cost	5.77 %	3.11 %
Discount rate at measurement date	5.40 %	5.77 %

The pre-tax defined benefit plan gains and losses for the years ended December 31, 2023 and 2022 consisted of the following:

2023 - $0.4 billion pre-tax defined benefit plan loss:

- *Discount Rates* ($384 million pre-tax loss): The weighted-average discount rate for our pension and postretirement medical plans decreased from 5.77% as of December 31, 2022 to 5.40% as of December 31, 2023, primarily due to a decrease in credit spreads on AA-rated corporate bonds in 2023.

- *Return on Assets* ($37 million pre-tax gain): The actual rate of return on plan assets in certain of our international pension plans was higher than our expected rate of return, primarily due to strong global equity market performance.

- *Demographic and Other Assumption Changes* ($4 million pre-tax loss): This loss was due to differences between actual and estimated participant data and demographic factors, including healthcare cost trends, compensation rate increases and rates of termination, retirement and mortality.

2022 - $1.1 billion pre-tax defined benefit plan gain:

- *Discount Rates* ($5.2 billion pre-tax gain): The weighted-average discount rate for our pension and postretirement medical plans increased from 3.11% as of December 31, 2021 to 5.77% as of December 31, 2022, primarily due to an increase in U.S. treasury yields as well as an increase in credit spreads on AA-rated corporate bonds in 2022.

- *Return on Assets* ($4.1 billion pre-tax loss): The actual rate of return on plan assets was lower than our expected rate of return, primarily due to weaker global equity and U.S. bond market performance.

- *Demographic and Other Assumption Changes* ($0.1 billion pre-tax loss): This loss was due to differences between actual and estimated participant data and demographic factors, including healthcare cost trends, compensation rate increases and rates of termination, retirement and mortality.

Expense Allocations

Certain operating expenses are allocated between our operating segments using activity-based costing methods. These activity-based costing methods require us to make estimates that impact the amount of each expense category that is attributed to each segment. Changes in these estimates directly impact the amount of expense allocated to each segment and therefore the operating profit of each reporting segment. Our allocation methodologies are refined periodically, as necessary, to reflect changes in our businesses. There were no significant changes to our allocation methodologies for 2023 relative to 2022.

U.S. Domestic Package

	Year Ended December 31,		Change	
	2023	**2022**	**$**	**%**
Average Daily Package Volume (in thousands):				
Next Day Air	1,757	1,992		(11.8)%
Deferred	1,224	1,553		(21.2)%
Ground	16,049	17,242		(6.9)%
Total Average Daily Package Volume	19,030	20,787		(8.5)%
Average Revenue Per Piece:				
Next Day Air	$ 22.17	$ 21.06	$ 1.11	5.3 %
Deferred	16.38	15.07	1.31	8.7 %
Ground	11.03	10.81	0.22	2.0 %
Total Average Revenue Per Piece	$ 12.40	$ 12.11	$ 0.29	2.4 %
Operating Days in Period	254	255		
Revenue (in millions):				
Next Day Air	$ 9,894	$ 10,699	$ (805)	(7.5)%
Deferred	5,093	5,968	(875)	(14.7)%
Ground	44,971	47,542	(2,571)	(5.4)%
Total Revenue	$ 59,958	$ 64,209	$ (4,251)	(6.6)%
Operating Expenses (in millions):				
Operating Expenses	$ 54,882	$ 57,212	$ (2,330)	(4.1)%
One-Time Compensation Payment	(61)	—	(61)	N/A
Transformation Strategy Costs	(266)	(121)	(145)	119.8 %
Incentive Compensation Program Design Changes	—	(431)	431	(100.0)%
Long-Lived Asset Estimated Residual Value Changes	—	(25)	25	(100.0)%
Adjusted Operating Expenses	$ 54,555	$ 56,635	$ (2,080)	(3.7)%
Operating Profit (in millions) and Operating Margin:				
Operating Profit	$ 5,076	$ 6,997	$ (1,921)	(27.5)%
Adjusted Operating Profit	$ 5,403	$ 7,574	$ (2,171)	(28.7)%
Operating Margin	8.5 %	10.9 %		
Adjusted Operating Margin	9.0 %	11.8 %		

Revenue

The change in revenue was due to the following factors:

Revenue Change Drivers:	Volume	Rates / Product Mix	Fuel Surcharge	Total Revenue Change
2023 vs. 2022	(8.0)%	3.0 %	(1.6)%	(6.6)%

Revenue was also negatively impacted by having one less operating day in 2023 compared to 2022.

Volume

Average daily volume decreased, with reductions in both residential and commercial volume. Challenging external conditions, including inflationary pressures and changes in consumer spending behavior contributed to overall volume declines. Also contributing to the decline was diverted volume associated with our labor negotiations with the Teamsters. Following ratification of the Teamsters contract in the third quarter of 2023, we regained approximately 60% of diverted U.S. volume and gained volume from new customers. We anticipate overall year-over-year volume growth rates will be flat in the first half of 2024, with moderate growth expected in the second half of the year dependent upon improving macroeconomic conditions.

Business-to-consumer volume declined 9.3% during the year, driven by changes in consumer spending behavior, as well as the impact of our labor negotiations with the Teamsters. Business-to-consumer volume declines from SMBs were less than those from our large customers, which was partially due to continued growth in our Digital Access Program. Volume from our largest customer declined for the year as planned under our contract terms.

Business-to-business volume declined 7.2%, primarily as a result of declines from large customers in industry sectors that are sensitive to the macroeconomic factors discussed above. Uncertainty around our Teamsters contract also negatively impacted volume, primarily during the first nine months of the year. Average daily returns volume increased slightly during the year, benefiting from our acquisition of Happy Returns during the fourth quarter.

Within our Air products, average daily volume decreases were driven by continued execution under the contract terms with our largest customer as planned, as well as by other customers making cost trade-offs and utilizing the enhanced speed in our ground network. We expect moderate volume decreases in 2024 as we continue to execute contract terms with our largest customer.

Ground residential and Ground commercial average daily volume decreases of 7.1% and 6.7%, respectively, were primarily attributable to volume declines from a number of large customers due to the factors discussed above. We expect volume growth in 2024 to be aligned with overall market growth.

Rates and Product Mix

In December 2022, we implemented an average 6.9% net increase in base and accessorial rates for our Air and Ground products. Revenue per piece in Air and Ground products increased for the full year, driven by base rate increases and other pricing actions, and favorable changes in customer mix. A shift in product mix, declines in fuel and demand-related surcharges, and a reduction in average billable weight per piece slightly offset these increases.

We anticipate moderate revenue per piece growth in 2024 as we continue to execute on pricing initiatives within our strategy.

Fuel Surcharges

We apply a fuel surcharge on our domestic air and ground services that adjusts weekly. Our air fuel surcharge is based on the U.S. Department of Energy's ("DOE") Gulf Coast spot price for a gallon of kerosene-type fuel, and our ground fuel surcharge is based on the DOE's On-Highway Diesel Fuel price.

In 2023, fuel surcharge revenue decreased $1.0 billion, driven by reductions in price per gallon and the impact of lower volumes. Based on current commodity market forecasts, we anticipate a further decline in fuel prices will be offset in part by higher surcharge modifiers.

Operating Expenses

Operating expenses and adjusted operating expenses decreased year over year. The costs of operating our integrated air and ground network decreased $1.5 billion, our pickup and delivery costs decreased $641 million and our package sorting costs decreased $216 million. In addition to the impact of one less operating day in 2023, the overall decrease in operating expenses was primarily due to:

- Lower compensation expense due to a reduction in direct labor hours resulting from volume declines, as well as the impact of incentive compensation program design changes implemented in the fourth quarter of 2022 and reductions in management headcount. These decreases were partially offset by the impact of the first-year contractual rate increase under our Teamsters contract that became effective August 1.

- A reduction in purchased transportation costs, resulting from lower volumes and a reduction in ground volume handled by third-party carriers, as well as the impact of continued strategic initiatives.

- Lower fuel expense driven by lower volumes and decreases in the price of jet fuel, diesel and gasoline.

These decreases were slightly offset by an increase of $259 million in other operating costs.

Notwithstanding the factors discussed above, total cost per piece increased 5.2% for the year and adjusted cost per piece increased 5.7%, driven by overall reductions in volume while maintaining industry leading service levels. We anticipate that the cost per piece growth rate will remain elevated in the first half of 2024 due to Teamsters contractual wage-rate impacts.

Operating Profit and Margin

As a result of the factors described above, operating profit decreased $1.9 billion, with operating margin decreasing 240 basis points to 8.5%. Adjusted operating profit decreased $2.2 billion, with adjusted operating margin decreasing 280 basis points to 9.0%.

International Package

	Year Ended December 31,		Change	
	2023	**2022**	**$**	**%**
Average Daily Package Volume (in thousands):				
Domestic	1,591	1,759		(9.6)%
Export	1,669	1,745		(4.4)%
Total Average Daily Package Volume	3,260	3,504		(7.0)%
Average Revenue Per Piece:				
Domestic	$ 7.78	$ 7.46	$ 0.32	4.3 %
Export	33.03	34.48	(1.45)	(4.2)%
Total Average Revenue Per Piece	$ 20.71	$ 20.91	$ (0.20)	(1.0)%
Operating Days in Period	254	255		
Revenue (in millions):				
Domestic	$ 3,144	$ 3,346	$ (202)	(6.0)%
Export	14,003	15,341	(1,338)	(8.7)%
Cargo & Other	684	1,011	(327)	(32.3)%
Total Revenue	$ 17,831	$ 19,698	$ (1,867)	(9.5)%
Operating Expenses (in millions):				
Operating Expenses	$ 14,600	$ 15,372	$ (772)	(5.0)%
Incentive Compensation Program Design Changes	—	(30)	30	(100.0)%
Long-Lived Asset Estimated Residual Value Changes	—	(51)	51	(100.0)%
Transformation Strategy Costs	(51)	(12)	(39)	325.0 %
Adjusted Operating Expenses	$ 14,549	$ 15,279	$ (730)	(4.8)%
Operating Profit (in millions) and Operating Margin:				
Operating Profit	$ 3,231	$ 4,326	$ (1,095)	(25.3)%
Adjusted Operating Profit	$ 3,282	$ 4,419	$ (1,137)	(25.7)%
Operating Margin	18.1 %	22.0 %		
Adjusted Operating Margin	18.4 %	22.4 %		
Currency Translation Benefit / (Cost)—(in millions)*:				
Revenue			$ (111)	
Operating Expenses			(22)	
Operating Profit			$ (133)	

*   Net of currency hedging; amount represents the change compared to the prior year.

Revenue

The change in revenue was due to the following:

Revenue Change Drivers:	Volume	Rates / Product Mix	Fuel Surcharges	Currency	Total Revenue Change
2023 vs. 2022	(7.3)%	1.1 %	(2.7)%	(0.6)%	(9.5)%

Volume

Average daily volume decreased for both domestic and export products. Business-to-consumer volume decreased 10.0%, as geopolitical tensions and global macroeconomic headwinds, including persistent inflation and high interest rates, negatively impacted consumer demand. These factors, coupled with higher U.S. inventory levels, also negatively impacted business-to-business volume, driving a decrease of 5.8%. Volume from both large customers and SMBs declined, driven by declines in the retail, technology and manufacturing sectors. We expect year-over-year volume growth to be relatively flat in the first half of 2024 and to improve in the second half of the year, dependent on an improvement in global macroeconomic conditions.

Export volume decreased for the year, driven by declines on intra-Europe and Asia trade lanes that were slightly offset by volume growth in the Americas. Volume on intra-Europe and Asia trade lanes was negatively impacted by overall economic conditions, with Asia to U.S. volumes also impacted by higher inventory levels in the United States. Growth in the Americas was driven by transborder volume to and from the United States.

Our premium products experienced a volume decline of 10.6%, primarily from our Transborder and Worldwide Express Saver products. These declines resulted from shifts in customer product preferences, macroeconomic conditions and lower import demand from U.S. consumers. Volume in our non-premium products decreased 1.9%, driven by declines in our Transborder Standard product in Europe and our Worldwide Expedited product. These declines were the result of macroeconomic conditions described above.

Domestic volume declines were largest in Europe and Canada, resulting from an overall reduction in customer demand for all of the reasons discussed above.

Rates and Product Mix

In December 2022, we implemented an average 6.9% net increase in base and accessorial rates for international shipments originating in the United States. Rate changes for shipments originating outside the U.S. are made throughout the year and vary by geographic market.

Total revenue per piece decreased 1.0%, primarily due to declines in fuel and demand-related surcharges, as well as unfavorable currency movements during the first half of the year. Base rate increases and favorable shifts in customer and product mix largely offset these declines. Excluding the impact of currency, revenue per piece decreased 0.3%. We expect overall revenue per piece to decline in 2024 driven by a continued shift to non-premium products as the challenging economic outlook persists.

Export revenue per piece decreased 4.2%, driven by declines in our Worldwide products. These declines were slightly offset by base rate increases. Excluding the impact of currency, export revenue per piece decreased 3.7%.

Domestic revenue per piece increased 4.3%, primarily due to base rate increases and favorable shifts in customer mix. These were slightly offset by unfavorable currency movements in the first half of the year. Excluding the impact of currency, domestic revenue per piece increased 5.2%.

Fuel Surcharges

The fuel surcharge we apply to international air services originating inside or outside the U.S. is largely indexed to the DOE's Gulf Coast spot price for a gallon of kerosene-type jet fuel. The fuel surcharges for ground services originating outside the U.S. are indexed to fuel prices in the region or country where the shipment originates.

Total international fuel surcharge revenue decreased by $532 million, driven primarily by a decrease in the fuel price per gallon and the impact of volume declines. Based on current commodity pricing forecasts, we anticipate a decline in fuel prices to impact fuel surcharge revenue negatively in the first half of 2024.

Operating Expenses

Operating expenses, and adjusted operating expenses, decreased year over year. This was primarily due to a reduction of $730 million in the cost of operating our integrated international air and ground network, driven by lower fuel prices and reductions in air charters and aircraft block hours as a result of lower volumes. We expect fuel prices to further decrease in the first half of 2024.

Operating Profit and Margin

As a result of the factors described above, operating profit decreased $1.1 billion, with operating margin decreasing 390 basis points to 18.1%. Adjusted operating profit decreased $1.1 billion and adjusted operating margin decreased 400 basis points to 18.4%.

Uncertainty around increased geopolitical tensions continued to impact volumes in our International Package segment in 2023. Substantially all of our operations in Russia and Belarus were suspended in 2022 and we subsequently commenced liquidation of our Small Package and Forwarding and Logistics subsidiaries in these countries. We expect to complete this process during 2024. Substantially all of our operations in Ukraine remain indefinitely suspended. These actions have not had, and are not expected to have, a material impact on us.

Supply Chain Solutions

		Year Ended December 31,				Change	
		2023		**2022**		**$**	**%**
Revenue (in millions):							
Forwarding	$	5,534	$	8,943	$	(3,409)	(38.1)%
Logistics		5,927		5,351		576	10.8 %
Other		1,708		2,137		(429)	(20.1)%
Total Revenue	$	13,169	$	16,431	$	(3,262)	(19.9)%
Operating Expenses (in millions):							
Operating Expenses	$	12,335	$	14,660	$	(2,325)	(15.9)%
Transformation Strategy Costs		(118)		(45)		(73)	162.2 %
Goodwill and Asset Impairment Charges		(236)		—		(236)	N/A
Incentive Compensation Program Design Changes		—		(44)		44	(100.0)%
Adjusted Operating Expenses	$	11,981	$	14,571	$	(2,590)	(17.8)%
Operating Profit (in millions) and Operating Margins:							
Operating Profit	$	834	$	1,771	$	(937)	(52.9)%
Adjusted Operating Profit		1,188		1,860		(672)	(36.1)%
Operating Margin		6.3 %		10.8 %			
Adjusted Operating Margin		9.0 %		11.3 %			
Currency Translation Benefit / (Cost)—(in millions)*:							
Revenue					$	(9)	
Operating Expenses						18	
Operating Profit					$	9	

*   Amount represents the change compared to the prior year.

		Year Ended December 31,				Change	
		2023		**2022**		**$**	**%**
Adjustments to Operating Expenses (in millions):							
Transformation Strategy Costs							
Forwarding	$	68	$	18	$	50	277.8 %
Logistics		48		23		25	108.7 %
Other		2		4		(2)	(50.0)%
Total Transformation Strategy Costs	$	118	$	45	$	73	162.2 %
Goodwill and Asset Impairment Charges							
Forwarding	$	119	$	—	$	119	N/A
Other		117		—	$	117	N/A
Total Goodwill and Asset Impairment Charges	$	236	$	—	$	236	N/A
Incentive Compensation Program Design Changes							
Forwarding	$	—	$	22	$	(22)	(100.0)%
Logistics		—		22		(22)	(100.0)%
Total Incentive Compensation Program Design Changes	$	—	$	44	$	(44)	(100.0)%
Total Adjustments to Operating Expenses	$	354	$	89	$	265	297.8 %

Revenue

Total revenue within Supply Chain Solutions decreased for the year, primarily due to lower revenue and volumes across our forwarding businesses. The declines in forwarding and certain of our other businesses more than offset the impact of revenue growth in logistics and our digital businesses.

Forwarding revenue was impacted by the following:

- International airfreight revenue decreased approximately $1.2 billion. Market rates declined during the year as customer demand remained weak and capacity continued to outpace demand. As a result, Asia export lanes experienced significant pressure during the first half of the year. Year-over-year revenue declines began to moderate in the fourth quarter and we experienced volume growth on Asia export lanes. We expect limited improvements in 2024, primarily from the continued volume growth in Asia.

- Revenue in our truckload brokerage business decreased $1.3 billion due to declines in volume and market rates. We focused on revenue quality initiatives for this business during the year and, as a result, were able to grow volume from SMBs. We intend to explore strategic alternatives for this business in 2024.

- The remaining reduction in revenue was attributable to declines in ocean freight forwarding, driven by lower market rates. While volume in this business also declined for the year, we experienced year-over-year growth during the second half of the year. We anticipate ocean freight forwarding revenue will remain challenged in 2024 as market overcapacity continues to adversely impact rates.

Within our Logistics businesses, healthcare logistics revenue increased $439 million, primarily due to the acquisition of Bomi Group in the fourth quarter of 2022. Additionally, we experienced growth within our other healthcare operations. Revenue in mail services increased $130 million as a result of volume growth, rate increases and a favorable shift in product characteristics. The impact of acquiring MNX Global Logistics during the fourth quarter of 2023 was largely offset by declines in our distribution and post sales operations. We expect growth within our Logistics businesses to continue into 2024.

Within our other Supply Chain Solutions businesses, we experienced higher revenue from our digital businesses, including the acquisition of Happy Returns during the fourth quarter of 2023. We anticipate continued growth in these businesses during 2024 as we continue to execute on our strategy. Growth in our digital businesses was more than offset by a reduction of $386 million in transition services provided to the acquirer of UPS Freight. We expect to complete the work associated with these transition services arrangements during the first half of 2024. Revenue was also negatively impacted by $155 million due to lower volumes from our service contracts with the U.S. Postal Service.

Operating Expenses

Total operating expenses and total adjusted operating expenses for Supply Chain Solutions decreased for the year.

Forwarding operating expenses decreased $2.7 billion, including charges of $119 million related to impairments of goodwill and an indefinite-lived trade name. On an adjusted basis, operating expenses decreased $2.8 billion, driven by a reduction in purchased transportation expense as a result of lower market rates and volume declines. Overall, we expect market conditions will improve during 2024, leading to increases in our purchased transportation costs, particularly for airfreight.

Logistics operating expenses increased $532 million primarily due to the acquisitions of Bomi Group and MNX Global Logistics.

Within our other Supply Chain Solutions businesses, operating expense increases in our digital businesses, including Happy Returns, were more than offset by reductions in other businesses. In total, operating expenses decreased $176 million, including goodwill impairment charges of $117 million. On an adjusted basis, operating expenses decreased $295 million driven by a reduction of $363 million in costs incurred to procure transportation for, and provide transition services to, the acquirer of UPS Freight. We expect these costs to be further reduced, although not significantly, as we complete the obligations under these agreements during the first half of 2024. Transportation costs related to our contracts with the U.S. Postal Service also decreased for the year as a result of lower volumes.

Operating Profit and Margin

As a result of the factors described above, total operating profit decreased $937 million, with operating margin decreasing 450 basis points to 6.3%. On an adjusted basis, operating profit decreased $672 million and operating margin decreased 230 basis points to 9.0%.

Consolidated Operating Expenses

	Year Ended December 31,		Change	
	2023	2022	$	%
Operating Expenses (in millions):				
Compensation and benefits	$ 47,088	$ 47,720	$ (632)	(1.3)%
Transformation Strategy Costs	(337)	(46)	(291)	632.6 %
One-Time Compensation Payment	(61)	—	(61)	N/A
Incentive Compensation Program Design Changes	—	(505)	505	(100.0)%
Adjusted Compensation and benefits	46,690	47,169	(479)	(1.0)%
Repairs and maintenance	2,828	2,884	(56)	(1.9)%
Depreciation and amortization	3,366	3,188	178	5.6 %
Purchased transportation	13,651	17,675	(4,024)	(22.8)%
Fuel	4,775	6,018	(1,243)	(20.7)%
Other occupancy	2,019	1,844	175	9.5 %
Other expenses	8,090	7,915	175	2.2 %
Total Other expenses	34,729	39,524	(4,795)	(12.1)%
Transformation Strategy Costs	(98)	(132)	34	(25.8)%
Long-Lived Asset Estimated Residual Value Changes	—	(76)	76	(100.0)%
Goodwill and Asset Impairment Charges	(236)	—	(236)	N/A
Adjusted Total Other expenses	$ 34,395	$ 39,316	$ (4,921)	(12.5)%
Total Operating Expenses	$ 81,817	$ 87,244	$ (5,427)	(6.2)%
Adjusted Total Operating Expenses	$ 81,085	$ 86,485	$ (5,400)	(6.2)%
Currency (Benefit) / Cost - (in millions)*			4	

* Amount represents the change in currency translation compared to the prior year.

	Year Ended December 31,		Change	
	2023	2022	$	%
Adjustments to Operating Expenses (in millions):				
Transformation Strategy Costs				
Compensation	$ 19	$ 36	$ (17)	(47.2)%
Benefits	318	10	308	N/M
Other expenses	98	132	(34)	(25.8)%
Total Transformation Strategy Costs	$ 435	$ 178	$ 257	144.4 %
Incentive Compensation Program Design Changes				
Compensation	—	505	(505)	(100.0)%
One-Time Compensation Payment				
Benefits	61	—	61	N/A
Long-Lived Asset Estimated Residual Value Changes				
Depreciation and amortization	—	76	(76)	(100.0)%
Goodwill and Asset Impairment Charges				
Other expenses	$ 236	$ —	$ 236	N/A
Total Adjustments to Operating Expenses	$ 732	$ 759	$ (27)	(3.6)%

Compensation and Benefits

Total compensation and benefits and adjusted total compensation and benefits decreased in 2023 compared to 2022. Compensation costs decreased $1.2 billion. On an adjusted basis, compensation costs decreased $676 million. The principal factors impacting the change were:

- Management compensation decreased $1.2 billion, including the effect of a 2022 one-time charge related to incentive compensation program design changes. Adjusted management compensation decreased $639 million, driven by lower incentive compensation accruals and lower overall headcount.

- The acquisition of Bomi Group in the fourth quarter of 2022 and the acquisitions of MNX Global Logistics and Happy Returns in the fourth quarter of 2023 resulted in additional compensation cost of $116 million within Supply Chain Solutions.

- Reductions in U.S. direct labor hours due to volume declines and lower administrative headcount resulted in a reduction in compensation cost of $1.2 billion that was offset by an increase of $1.3 billion due to contractual wage rate increases for our Teamsters workforce. We expect wage rate growth on a year-over-year basis to continue through the first half of 2024 as a result of the new Teamsters contract.

Benefits costs increased $566 million and increased $197 million on an adjusted basis, primarily due to:

- Other benefits costs increased $348 million, driven by employee separation costs of $303 million as we reduced headcount to create a more efficient operating model and enhance responsiveness to changing market dynamics. In addition, we made a one-time payment of $52 million to certain U.S.-based, non-union part-time supervisors following the ratification of our labor agreement with the Teamsters. On an adjusted basis, other benefits costs decreased $6 million.

- Health and welfare costs increased $294 million, driven by increased contributions to multiemployer plans as a result of contractually-mandated rate increases. Costs related to Company-sponsored health and welfare plans increased $51 million due to claims experience and medical cost inflation, partially offset by lower overall headcount.

- Accruals for paid time off, payroll taxes and other costs increased $250 million, including payroll taxes associated with the one-time payment discussed above. On an adjusted basis, these accruals increased $240 million, primarily due to contractual wage growth.

- Workers' compensation expense increased $61 million due to adverse claims trends, partially offset by the impact from a reduction in hours worked.

Partially offsetting these increases, pension and other postretirement benefits expense decreased $392 million, primarily impacted by:

- A reduction of $887 million in the cost of Company-sponsored defined benefit plans, driven by a reduction in service cost due to higher discount rates and the cessation of accruals for future service in the UPS Retirement Plan.

- An expense increase of $445 million for the UPS 401(k) Savings Plan, primarily due to the impact of replacement contributions for the UPS Retirement Plan.

Repairs and Maintenance

The decrease in repairs and maintenance expense was primarily due to a reduction in aircraft engine maintenance as the declines in volume we experienced in 2023 resulted in the temporary idling of certain aircraft to better match capacity with demand. Based on current volume projections, we anticipate that certain aircraft may be temporarily idled for periods during 2024, resulting in a further reduction in maintenance expense.

The reduction in aircraft engine maintenance was partially offset by increases in the cost of materials and supplies and an increase in routine repairs to buildings and facilities. We expect these trends to continue in 2024 due to ongoing facility maintenance programs.

Depreciation and Amortization

We incurred higher depreciation expense during 2023, primarily as a result of new facilities coming into service. We incurred higher amortization expense on capitalized software investments in support of our strategic initiatives, as well as on intangible assets due to the addition of assets arising from the acquisitions of Bomi Group in the fourth quarter of 2022 and MNX Global Logistics and Happy Returns in the fourth quarter of 2023. We expect to incur higher depreciation and amortization expense in 2024 as a result of our recent acquisitions and our continuing investments in network enhancement projects and other technology initiatives.

Purchased Transportation

The decrease in purchased transportation expense charged to us by third-party air, ocean and ground carriers was primarily attributable to:

- Supply Chain Solutions expense decreased $2.8 billion resulting from volume declines and a reduction in market rates paid for services in our forwarding businesses. These impacts were slightly offset by expense increases in our logistics operations due to business growth, third-party rate increases in our mail services business and the impact of acquisitions.

- U.S. Domestic Package expense decreased $783 million, driven by reduced utilization of third-party ground carriers as a result of volume declines and network optimization initiatives.

- International Package expense decreased $382 million, primarily due to a reduction in air charters and ground transportation expense as a result of volume declines. These decreases were partially offset by unfavorable currency movements during the year.

Fuel

The decrease in fuel expense was driven by lower prices for jet fuel, diesel and gasoline and the impact of lower volumes. Market prices, and the manner in which we purchase fuel, influence our costs. The majority of our fuel purchases utilize index-based pricing formulas plus or minus a fixed locational/supplier differential. While many of the indices are correlated, each index may respond differently to changes in underlying prices, which in turn can drive variability in our costs. Based on current commodity market forecasts, we anticipate a decline in fuel prices in the first half of 2024.

Other Occupancy

The increase in other occupancy expense was primarily the result of leased operating facilities coming into service, increases in rental rates due to market demand and inflationary pressures, and higher utility costs. We expect market factors may continue to increase rent and utility costs in 2024.

Other Expenses

Other expenses increased $176 million for the year, driven by goodwill impairment charges of $125 million in certain Supply Chain Solutions reporting units and a $111 million indefinite-lived trade name impairment charge in our truckload brokerage business. On an adjusted basis, other expenses decreased $25 million. This was primarily attributable to the following:

- Reductions in vehicle lease expense of $144 million due to volume declines.

- Gains on the sale of surplus real estate of $98 million.

- A reduction of $74 million in costs incurred under the transition service agreements with the acquirer of UPS Freight as we reach the termination of these agreements in the first half of 2024.

These reductions were largely offset by:

- Purchases of supplies for our *Smart Package Smart Facility* initiative, which increased costs $109 million.

- An increase of $85 million in commissions paid for certain online shipments.

- An increase of $78 million in hosted software application fees and other technology costs in support of ongoing investments in our digital transformation.

Other Income and (Expense)

The following table sets forth investment income and other and interest expense for the years ended December 31, 2023 and 2022 (in millions):

	Year Ended December 31,		Change	
	2023	**2022**	**$**	**%**
Investment Income and Other	$ 217	$ 2,435	$ (2,218)	(91.1)%
Defined Benefit Pension and Postretirement Medical Plan (Gains) and Losses	359	(1,061)	1,420	N/A
Adjusted Investment Income and Other	$ 576	$ 1,374	$ (798)	(58.1)%
Interest Expense	(785)	(704)	(81)	11.5 %
Total Other Income and (Expense)	$ (568)	$ 1,731	$ (2,299)	N/A
Adjusted Other Income and (Expense)	$ (209)	$ 670	$ (879)	N/A

Investment Income and Other

Investment income and other decreased $2.2 billion. Remeasurements of our defined benefit plans resulted in a $359 million mark-to-market loss in 2023 compared to a $1.1 billion gain in 2022. Excluding the impact of these remeasurements, adjusted investment income and other decreased $798 million, driven by a reduction in other pension income. Expected returns on pension assets decreased, primarily due to a lower asset base resulting from negative returns in 2022, while pension interest cost increased as a result of higher discount rates and ongoing plan growth. The reduction in other pension income was partially offset by higher yields on invested balances.

Interest Expense

Interest expense increased due to higher effective interest rates on floating rate debt. The impact of higher average outstanding debt balances was largely offset by additional capitalization of interest.

Income Tax Expense

The following table sets forth income tax expense and our effective tax rate for the years ended December 31, 2023 and 2022 (in millions):

	Year Ended December 31,		Change		
	2023	**2022**		**$**	**%**
Income Tax Expense:	$ 1,865	$ 3,277	$	(1,412)	(43.1)%
Income Tax Impact of:					
One-Time Compensation Payment	15	—		15	N/A
Transformation Strategy Costs	102	36		66	183.3 %
Goodwill and Asset Impairment Charges	43	—		43	N/A
Incentive Compensation Program Design Changes	—	121		(121)	(100.0)%
Long-Lived Asset Estimated Residual Value Changes	—	18		(18)	(100.0)%
Defined Benefit Pension and Postretirement Medical Plan (Gains) and Losses	85	(255)		340	N/A
Adjusted Income Tax Expense	$ 2,110	$ 3,197	$	(1,087)	(34.0)%
Effective Tax Rate	21.8 %	22.1 %			
Adjusted Effective Tax Rate	21.8 %	22.0 %			

For additional information on income tax expense and our effective tax rate, see note 15 to the audited, consolidated financial statements.

Liquidity and Capital Resources

We deploy a disciplined and balanced approach to capital allocation, including returns to shareowners through dividends and share repurchases. As of December 31, 2023, we had $6.1 billion in cash, cash equivalents, restricted cash and marketable securities. We believe that these positions, expected cash from operations, access to commercial paper programs and capital markets and other available liquidity options will be adequate to fund our material short- and long-term cash requirements, including our business operations, planned capital expenditures, anticipated pension contributions, potential acquisitions, debt obligations and planned shareowner returns. We regularly evaluate opportunities to optimize our capital structure, including through issuances of debt to refinance existing debt and to fund operations.

Cash Flows From Operating Activities

The following is a summary of the significant sources (uses) of cash from operating activities (in millions):

	2023	2022
Net income	$ 6,708	$ 11,548
Non-cash operating activities[1]	5,437	5,261
Pension and postretirement medical benefit plan contributions (company-sponsored plans)	(1,393)	(2,342)
Hedge margin receivables and payables	(444)	274
Income tax receivables and payables	(294)	154
Changes in working capital and other non-current assets and liabilities	366	(797)
Other operating activities	(142)	6
Net cash from operating activities	$ 10,238	$ 14,104

[1] Represents depreciation and amortization, gains and losses on derivative transactions and foreign currency exchange, deferred income taxes, allowances for expected credit losses, pension and postretirement medical benefit plan (income) expense, stock compensation expense, changes in casualty self-insurance reserves, goodwill and other asset impairment charges and other non-cash items.

Net cash from operating activities decreased $3.9 billion in 2023, primarily due to the reduction in net income. It was also impacted by:

- A decrease in our hedge margin collateral position due to changes in the fair value of derivative contracts used in our foreign currency hedging program.

- A payment of $323 million in 2023 for employer payroll taxes that were deferred under the Coronavirus Aid, Recovery and Economic Security Act in 2020, compared to a payment of $234 million in 2022.

- A decrease in income taxes payable, primarily due to changes in our uncertain tax positions.

These factors were partially offset by:

- A decrease in contributions to our company-sponsored, defined benefit pension and postretirement medical plans. We made discretionary contributions to our qualified U.S. pension plans of $1.2 billion in 2023 compared to $1.9 billion in 2022.

- Working capital benefited primarily from the timing of group welfare plan contributions and other compensation-related items.

Cash payments for income taxes were $2.0 and $2.6 billion for the years ended December 31, 2023 and 2022, respectively, with the decrease corresponding to the reduction in net income.

As of December 31, 2023, approximately $1.9 billion of our total worldwide holdings of cash, cash equivalents and marketable securities were held by foreign subsidiaries. The amount of cash, cash equivalents and marketable securities held by our U.S. and foreign subsidiaries fluctuates throughout the year due to a variety of factors, including the timing of cash receipts and disbursements in the normal course of business. Cash provided by operating activities in the U.S. continues to be our primary source of funds to finance domestic operating needs, capital expenditures, share repurchases, pension contributions and dividend payments to shareowners. All cash, cash equivalents and marketable securities held by foreign subsidiaries are generally available for distribution to the U.S. without any U.S. federal income taxes. Any such distributions may be subject to foreign withholding and U.S. state taxes. When amounts earned by foreign subsidiaries are expected to be indefinitely reinvested, no accrual for taxes is provided. As of December 31, 2023, we had $37 million of restricted cash related to certain tax and regulatory matters and acquisitions.

Cash Flows From Investing Activities

Our primary sources (uses) of cash from investing activities for the years ended December 31, 2023 and 2022 were as follows (in millions):

	2023	2022
Net cash used in investing activities	$ (7,133)	$ (7,472)
Capital Expenditures:		
Buildings, facilities and plant equipment	$ (2,211)	$ (1,708)
Aircraft and parts	(585)	(1,267)
Vehicles	(1,485)	(1,067)
Information technology	(877)	(727)
Total Capital Expenditures[1]:	$ (5,158)	$ (4,769)
Capital Expenditures as a % of revenue	5.7 %	4.8 %
Other Investing Activities:		
Proceeds from disposals of businesses, property, plant and equipment	$ 193	$ 12
Net (purchases)/sales and maturities of marketable securities	$ (820)	$ (1,651)
Acquisitions, net of cash acquired	$ (1,329)	$ (755)
Other investing activities	$ (19)	$ (309)

[1] In addition to capital expenditures of $5.2 and $4.8 billion for the years ended December 31, 2023 and 2022, respectively, there were principal repayments of finance lease obligations of $126 and $149 million, respectively. These are included in cash flows from financing activities.

We have commitments for the purchase of aircraft, vehicles, equipment and real estate to provide for the replacement and enhancement of existing capacity and targeted growth. Future capital spending will depend on a variety of factors, including economic and industry conditions. Our current investment program anticipates investments in technology initiatives and enhanced network capabilities, including over $1.0 billion of projects to support our environmental sustainability goals in 2024. It also provides for maintenance of buildings, facilities and equipment and replacement of certain aircraft within our fleet. We currently expect our capital expenditures will be approximately $4.5 billion in 2024, of which approximately 50 percent will be allocated to network enhancement projects and other technology initiatives.

Total capital expenditures increased in 2023 compared to 2022 as a result of:

- Spending on buildings, facilities and plant equipment increased due to network enhancements, capacity expansion projects and facility maintenance.

- Vehicles expenditures increased, driven by the timing and availability of vehicle replacements and continuing investments in our network.

- Information technology expenditures increased as a result of continuing investments in our digital capabilities and network automation.

- Aircraft expenditures decreased as a result of lower payments on open aircraft orders and final delivery of aircraft.

Proceeds from the disposal of businesses, property, plant and equipment were higher in 2023 relative to 2022, primarily due to the sale of surplus real estate during 2023.

Net purchases of marketable securities increased in 2023 due to a shift to longer duration investments. During the first quarter of 2024, we anticipate liquidating our portfolio of marketable securities to provide additional resources for our short-term and strategic operating needs.

Cash paid for acquisitions in 2023 was primarily attributable to the acquisitions of MNX Global Logistics and Happy Returns, and the purchase of development areas for The UPS Store. In 2022, we acquired Bomi Group and Delivery Solutions, as well as the purchase of development areas for The UPS Store. Cash used in other investing activities decreased, primarily due to our 2022 investment of $252 million in the parent company of CommerceHub, Inc. and changes in other non-current investments.

Cash Flows From Financing Activities

Our primary sources (uses) of cash for financing activities were as follows (amounts in millions, except per share data):

		2023		2022
Net cash used in financing activities	$	(5,534)	$	(11,185)
Share Repurchases:				
Cash paid to repurchase shares	$	(2,250)	$	(3,500)
Number of shares repurchased		(12.8)		(19.0)
Shares outstanding at year end		853		859
Dividends:				
Dividends declared per share	$	6.48	$	6.08
Cash paid for dividends	$	(5,372)	$	(5,114)
Borrowings:				
Net borrowings (repayments) of debt principal	$	2,272	$	(2,304)
Other Financing Activities:				
Cash received for common stock issuances	$	248	$	262
Other financing activities	$	(432)	$	(529)
Capitalization:				
Total debt outstanding at year end	$	22,264	$	19,662
Total shareowners' equity at year end		17,314		19,803
Total capitalization	$	39,578	$	39,465

We repurchased 12.8 and 19.0 million shares of class B common stock for $2.3 and $3.5 billion under our stock repurchase program for the years ended December 31, 2023 and 2022, respectively. We do not anticipate repurchasing any shares in 2024. For additional information on our share repurchase activities, see note 12 to the audited, consolidated financial statements.

For the years ended December 31, 2023 and 2022, dividends reported within shareowners' equity include $239 and $249 million, respectively, of non-cash dividends that were settled in shares of class A common stock.

The declaration of dividends is subject to the discretion of the Board and will depend on various factors, including our net income, financial condition, cash requirements, future prospects and other relevant factors. We paid quarterly cash dividends of $1.62 and $1.52 per share in 2023 and 2022, respectively. In the first quarter of 2024, we declared a quarterly cash dividend of $1.63 per share.

Issuances of debt in 2023 consisted of borrowings under our commercial paper program and fixed- and floating-rate senior notes. The principal balances of the senior notes are as follows:

- $900 million 4.875% senior notes;
- $1.1 billion 5.050% senior notes; and
- $529 million floating rate senior notes.

There were no issuances of debt in 2022.

Repayments of debt in 2023 included $23 million of debt assumed in the Bomi Group acquisition, scheduled principal payments on our finance lease obligations and reductions in our commercial paper balances. We also repaid the following senior notes at maturity:

- $1.0 billion 2.500% senior notes;
- €700 million 0.375% senior notes; and
- $500 million floating rate senior notes.

Repayments of debt in 2022 included scheduled principal payments on our finance lease obligations and repayment of senior notes at maturity as follows:

- $1.0 billion 2.450% senior notes;

- $600 million 2.350% senior notes; and

- $400 million floating rate senior notes.

The amount of commercial paper outstanding fluctuates based on daily liquidity needs. The following is a summary of our commercial paper program (in millions):

	Outstanding balance at year end ($)	Average balance outstanding ($)	Average interest rate
2023			
USD	$ 2,172	$ 417	5.45 %
Total	$ 2,172		

As of December 31, 2023, we had no outstanding balances under our European commercial paper program. We had no outstanding balances under our U.S. or European commercial paper programs as of December 31, 2022.

We have $1.5 billion of fixed- and floating-rate senior notes that mature in 2024. We intend to repay or refinance these amounts when due. We consider the overall fixed and floating interest rate mix of our portfolio and the related overall cost of borrowing when planning for future issuances and non-scheduled repayments of debt.

The cash received from common stock issuances in both 2023 and 2022 resulted from activity within the UPS 401(k) Savings Plan and our employee stock purchase plan.

Other financing activities included cash used to repurchase shares to satisfy tax withholding obligations on vested employee stock awards. Cash outflows for this purpose were $402 and $516 million for the years ended December 31, 2023 and 2022, respectively. The decrease was due to changes in required repurchase amounts.

Except as disclosed in note 9 to the audited, consolidated financial statements, we do not have guarantees or other off-balance sheet financing arrangements, including variable interest entities, which we believe could have a material impact on our financial condition or liquidity.

Sources of Credit

See note 9 to the audited, consolidated financial statements for a discussion of our available credit and our debt covenants.

Contractual Commitments

We have material cash requirements for known contractual obligations and commitments in the form of finance leases, operating leases, debt obligations, purchase commitments and certain other liabilities that are disclosed in the notes to the audited, consolidated financial statements and discussed below. We expect to fund these obligations and other discretionary payments, including expected returns to shareowners, primarily through cash from operations.

We anticipate making discretionary contributions to our company-sponsored U.S. defined benefit pension and postretirement medical benefit plans of approximately $1.3 billion in 2024, which are included within *Expected employer contributions to plan trusts* shown in note 5 to the audited, consolidated financial statements. There are currently no anticipated required minimum cash contributions to our qualified U.S. pension plans in 2024. The amount of any minimum funding requirement, as applicable, for these plans could change significantly in future periods depending on many factors, including plan asset returns, discount rates, other actuarial assumptions, changes to pension plan funding regulations and the discretionary contributions that we make. Actual contributions made in future years could materially differ and consequently required minimum contributions beyond 2024 cannot be reasonably estimated. We expect contributions to the UPS 401(k) Savings Plan to be approximately $670 million in 2024.

As discussed in note 6 to the audited, consolidated financial statements, we are not currently subject to any surcharges or minimum contributions outside of our agreed-upon contractual rates with respect to the multiemployer pension and health and welfare plans in which we participate. Contribution rates to these multiemployer pension and health and welfare plans are established through the collective bargaining process.

We have outstanding letters of credit and surety bonds that are discussed in note 9 to the audited, consolidated financial statements. Additionally, we have $1.5 billion of fixed- and floating-rate senior notes that mature in 2024. We intend to repay or refinance these amounts when due. Estimated future interest payments on our outstanding debt total approximately $14.7 billion. This amount was calculated using the contractual interest payments due on our fixed- and variable-rate debt based on interest rates as of December 31, 2023. For debt denominated in a foreign currency, the U.S. Dollar equivalent principal amount of the debt at the end of the year was used as the basis to project future interest payments.

Annual principal payments on our long-term debt, and purchase commitments for certain capital expenditures are also set out in note 9 to the audited, consolidated financial statements. Included within these purchase commitments are firm commitments to purchase 21 new Boeing 767-300 aircraft to be delivered between 2024 and 2026 and two used Boeing 747-8F aircraft to be delivered in 2024. Additionally, we anticipate purchasing approximately 3,000 alternative fuel vehicles in 2024.

In addition to purchase commitments, we have other contractual agreements including equipment rentals, software licensing and commodity contracts.

Our finance lease obligations, including purchase options that are reasonably certain to be exercised, relate primarily to leases on aircraft and real estate. These obligations, together with our obligations under operating leases are set out in note 11 to the audited, consolidated financial statements.

Under provisions of the Tax Cuts and Jobs Act, we elected to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries over eight years. The remaining balance will be paid between 2024 and 2026. Additionally, we have uncertain tax positions that are further discussed in note 15 to the audited, consolidated financial statements.

As discussed in note 1 to the audited, consolidated financial statements, as of December 31, 2023, we had a restricted cash balance related to certain tax and regulatory matters in Italy. We anticipate this balance will increase by approximately $61 million in 2024.

Contingencies

See note 5 and note 15 to the audited, consolidated financial statements for a discussion of pension-related matters and income-tax-related matters, respectively. See note 10 for a discussion of judicial proceedings and other matters arising from the conduct of our business activities.

Collective Bargaining Agreements

Status of Collective Bargaining Agreements

See note 6 to the audited, consolidated financial statements for a discussion of the status of collective bargaining agreements and "Risk Factors - Business and Operating Risks - Strikes, work stoppages or slowdowns by our employees could materially adversely affect us" in Part I, Item 1A of this report.

Multiemployer Benefit Plans

We contribute to a number of multiemployer pension and health and welfare plans under the terms of collective bargaining agreements that cover our union-represented employees. These agreements set forth the annual contribution rate increases for the plans that we participate in.

New Accounting Pronouncements

Recently Adopted Accounting Standards

See note 1 to the audited, consolidated financial statements for a discussion of recently adopted accounting standards.

Accounting Standards Issued But Not Yet Effective

See note 1 to the audited, consolidated financial statements for a discussion of accounting standards issued, but not yet effective.

Critical Accounting Estimates

The amounts of assets, liabilities, revenue and expenses reported in our financial statements are affected by estimates and judgments that are necessary to comply with GAAP. We base our estimates and judgments on prior experience, current trends, various other assumptions and third-party input that we consider reasonable to our circumstances. Actual results could differ materially from our estimates, which would affect the related amounts reported in our consolidated financial statements. While estimates and judgments are applied in arriving at many reported amounts, we believe that the following critical accounting estimates involve a higher degree of judgment and complexity.

Contingencies

From time to time, we are involved in various judicial proceedings and other matters arising from the conduct of our business that result in exposure to various contingent liabilities. The events that may impact our contingent liabilities are often unique and generally are not predictable. At the time a contingency is identified, we consider all relevant facts as part of our evaluation. We apply judgment when establishing a range of reasonably possible losses arising from contingencies. Our judgment is influenced by our understanding of currently available information and potential outcomes of these actions, including the advice from our internal counsel, external counsel and other senior management.

We accrue amounts associated with judicial proceedings and other contingencies when and to the extent a loss becomes probable and can be reasonably estimated. For such accruals, we record the amount we consider to be the best estimate within a range of potential losses; however, when there appears to be a range of equally possible losses, our accrual is at the low end of this range. The likelihood of a loss with respect to a particular contingency is often difficult to predict and determining a reasonable estimate of the loss or a range of potential losses may not be practicable based on the information available. Additionally, events may arise that were not anticipated and, as a result, the outcome of a contingency may result in a loss that differs materially from our previously estimated liability. Except as disclosed in note 10 to the audited, consolidated financial statements, contingent losses that were probable and estimable were not material to our financial position or results of operations as of, or for the year ended, December 31, 2023. In addition, we have certain contingent liabilities that have not been recognized as of, or for the year ended, December 31, 2023, because a loss was not reasonably estimable. Contingent obligations relating to income taxes and self-insurance are discussed below.

Goodwill and Intangible Asset Impairments

We test goodwill and indefinite-lived intangible assets for impairment annually as of July 1, or more frequently if circumstances require. We assess goodwill for impairment at the reporting unit level. The determination of reporting units requires judgment, and if we changed the definition of our reporting units, it is possible that we would have reached different conclusions when performing our impairment tests. Changes in our management structure or business acquisitions may result in changes to our reporting units.

We initially evaluate qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, or at our election, we quantitatively assess the fair value of a reporting unit to test goodwill for impairment. This assessment uses a combination of income and market approaches to develop an estimate of reporting unit fair value. These approaches consider both entity-specific and observable market information under the fair value hierarchy in ASC Topic 820 and changes in, or additions to, available information may affect the assumptions we use in estimating fair value.

- The income approach uses a discounted cash flow ("DCF") model, which requires us to make a number of significant assumptions to produce an estimate of future cash flows. These assumptions include projections of future revenue, costs, capital expenditures, working capital and the cost of capital. During periods of time in which macroeconomic conditions are uncertain or volatile, these assumptions are subject to a greater degree of uncertainty. We are also required to make assumptions relating to our overall business and operating strategy, and the regulatory and market environment. Changes in any of our assumptions could significantly impact the fair value of one or more of our reporting units. The projections that we use in our DCF model are updated annually, or more often if necessary, and will change over time based on the historical performance and changing business conditions for each of our reporting units.

- The market approach uses observable market data of comparable public companies to estimate fair value utilizing financial metrics (such as enterprise value to net sales). We apply judgment to select appropriate comparison companies based on the business operations, size and operating results of our reporting units. Changes to our selection of comparable companies or market multiples may result in changes to the estimates of fair value of our reporting units.

In 2023, we performed our annual goodwill impairment testing using both qualitative and quantitative methods. In developing our valuation assumptions underlying the quantitative annual impairment testing, we determined that the cost of capital for our Roadie and Delivery Solutions reporting units had increased, driven by increases in the risk-free interest rate and volatility of the stock prices of market comparables. The results of our testing using these assumptions indicated that the carrying values of our Roadie and Delivery Solutions reporting units exceeded their estimated fair values. As a result, during the third quarter of 2023 we recorded and disclosed goodwill impairment charges of $56 million related to Roadie and $61 million related to Delivery Solutions. The Delivery Solutions impairment represented all of the goodwill associated with this reporting unit. These charges are included within *Other expenses* in the statement of consolidated income. We did not incur any goodwill impairment charges in 2022 or 2021.

We test the indefinite-lived Coyote trade name associated with our truckload brokerage business for impairment in accordance with GAAP using the relief from royalty method. This valuation approach requires that we make a number of assumptions to estimate fair value, including projections of future revenues, market royalty rates, tax rates, discount rates and other relevant variables. The projections we use in the model are updated annually, or more often if necessary, and will change over time based on historical performance and changing business conditions.

Our annual testing as of July 1 indicated that the fair value of the Coyote trade name was in excess of its carrying value, although the excess was less than 10 percent. Since the annual testing date, our truckload brokerage business continued to be negatively impacted by market conditions, which resulted in revenue declines. In response, during the fourth quarter of 2023, we began to evaluate strategic alternatives for this business. As a result, we tested the Coyote trade name for impairment as of December 31, 2023, using forecasts that reflected updated market conditions and our evaluation of strategic alternatives related to this business. Based on the results of this testing, we concluded that the carrying value of the Coyote trade name exceeded its estimated fair value and recorded an impairment charge of $111 million. The revised carrying value of this trade name as of December 31, 2023 was $89 million.

Our trade name valuation estimate remains sensitive to further changes in assumptions, including business performance, royalty rates and the cost of capital. A decrease of 10 percent in forecasted cash flows, a decrease of 40 basis points in our selected royalty rate or an increase of 100 basis points in the cost of capital would each result in an incremental impairment charge of $10 million. We continue to monitor the impact of business performance, our determination of strategic alternatives and external factors on the valuation assumptions for this trade name.

In connection with matters resulting in the Coyote trade name impairment, we also tested the goodwill associated with this reporting unit for impairment as of December 31, 2023 using the updated forecasts of future cash flows described above. While this interim test did not indicate an impairment, we continue to monitor this reporting unit and may be required to perform additional interim tests in future periods as facts and circumstances evolve. The goodwill associated with this reporting unit as of December 31, 2023 was $482 million.

Within our consolidated goodwill balance of $4.9 billion as of December 31, 2023, approximately $0.9 billion was represented by certain reporting units within Supply Chain Solutions, including Coyote and Roadie, that have a limited excess of fair value as of the most recent valuation. If the cost of capital were increased by 100 basis points or our projected cash flows were reduced by 10 percent, it is reasonably possible that these reporting units would be impaired. We continue to monitor all of our reporting units between annual testing dates.

Our finite-lived intangible assets are amortized over their estimated useful lives. These assets are tested for impairment as part of asset groups that may include other long-lived assets. See "Critical Accounting Estimates – Depreciation, Residual Value and Impairment of Property, Plant and Equipment" for a discussion of estimates impacting asset groups. In addition, a reduction in expected useful life, or a decision to sell or abandon an intangible asset before the end of its useful life, may increase amortization expense, which could have a material impact on our results of operations. See note 7 to the audited, consolidated financial statements for a discussion of finite-lived intangible asset impairments.

Self-Insurance Accruals

We base self-insurance reserves on actuarial estimates, which are determined with the assistance of a third-party actuary through a complex process that includes the application of various actuarial methods and assumptions. The process incorporates actual loss experience and judgments about expected future development based on historical experience, recent and projected trends in claim frequency and severity, changes in the level of risk retained under our programs and changes in claims handling practices, among other factors.

Workers' compensation, automobile liability and general liability insurance claims may take a number of years to resolve. Consequently, actuarial estimates are required to project the ultimate cost that will be incurred to resolve a claim. Several factors can affect the actual cost, or severity, of a claim, including:

- Risk retention limits;

- Length of time a claim remains open;

- Trends in healthcare costs;

- Results of any related litigation; and

- Changes in legislation.

Furthermore, claims may emerge in future years for events that occurred in a prior policy period at a rate that differs from actuarial projections. All these factors can result in revisions to actuarial projections and produce a material difference between estimated and actual operating results.

Due to the complexity and inherent uncertainty associated with the estimation of our workers' compensation, automobile and general claims liabilities, the third-party actuary develops a range of expected losses. We believe our estimated reserves for such claims are adequate; however, actual experience in claims frequency and/or severity of claims could materially differ from our estimates and affect our results of operations.

We also sponsor several health and welfare insurance plans for our employees. Liabilities and expenses related to these plans are based on estimates of the number of employees and eligible dependents covered under the plans, global health events, anticipated utilization by participants and overall trends in medical costs and inflation. We believe our estimates are reasonable and appropriate. Actual experience may differ materially from these estimates and, therefore, produce a material difference between estimated and actual operating results.

Self-insurance reserves as of December 31, 2023 and 2022 were as follows (in millions):

	2023		2022	
Current self-insurance reserves	$	1,320	$	1,069
Non-current self-insurance reserves[1]		1,626		1,818
Total self-insurance reserves	**$**	**2,946**	**$**	**2,887**

[1] Included within *Other Non-Current Liabilities* in our consolidated balance sheets.

Our total reserves related to prior year claims increased by $39 million in 2023 and decreased by $5 million in 2022 as a result of changes in estimated claim costs. A five percent deterioration or improvement in both the assumed claim severity and claim frequency rates used to estimate our self-insurance reserves would result in an increase or a decrease, respectively, of approximately $300 million in our reserves and expenses as of, and for the year ended, December 31, 2023.

Pension and Other Postretirement Medical Benefits

Our pension and postretirement medical benefit costs are calculated using various actuarial assumptions and methodologies. These assumptions include discount rates, healthcare cost trend rates, inflation, compensation increases, expected returns on plan assets, mortality rates, regulatory requirements and other factors. The assumptions utilized in recording the obligations under our plans represent our best estimates. We believe that they are reasonable based on historical experience and performance, as well as factors that might cause future expectations to differ from past trends.

Differences in actual experience or changes in assumptions may affect our pension and postretirement medical benefit obligations and future expenses. The primary factors contributing to actuarial gains and losses each year are:

- Changes in the discount rate used to value pension and postretirement medical benefit obligations as of the measurement date;

- Differences between expected and actual returns on plan assets;

- Changes in demographic assumptions, including mortality;

- Differences in participant experience from demographic assumptions; and

- Changes in coordinating benefits with plans not sponsored by UPS.

We recognize changes in the fair value of plan assets and net actuarial gains or losses in excess of a corridor (defined as 10% of the greater of the fair value of plan assets or the plans' projected benefit obligations) immediately within income upon remeasurement of a plan. Other components of pension expense (referred to as "net periodic benefit cost"), primarily service and interest costs and the expected return on plan assets, are reported on a quarterly basis.

The following sensitivity analysis shows the impact of a 25 basis point change in the assumed discount rate and return on assets for our pension and postretirement benefit plans, and the resulting increase (decrease) in our obligations and expense as of, and for the year ended, December 31, 2023 (in millions):

Pension Plans	**25 Basis Point Increase**		**25 Basis Point Decrease**	
Discount Rate:				
Effect on ongoing net periodic benefit cost	$	(15)	$	16
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor		(423)		697
Effect on projected benefit obligation		(1,550)		1,636
Return on Assets:				
Effect on ongoing net periodic benefit cost[1]		(108)		108
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor[2]	$	(54)	$	54
Postretirement Medical Benefit Plans				
Discount Rate:				
Effect on ongoing net periodic benefit cost	$	2	$	(2)
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor		—		—
Effect on accumulated postretirement benefit obligation		(34)		39
Healthcare Cost Trend Rate:				
Effect on ongoing net periodic benefit cost		1		(1)
Effect on net periodic benefit cost for amounts recognized outside the 10% corridor		—		—
Effect on accumulated postretirement benefit obligation	$	9	$	(10)

[1] Amount calculated based on 25 basis point increase / decrease in the expected return on assets.
[2] Amount calculated based on 25 basis point increase / decrease in the actual return on assets.

Refer to note 5 to the audited, consolidated financial statements for information on our potential liability for coordinating benefits related to the Central States Pension Fund.

Depreciation, Residual Value and Impairment of Property, Plant and Equipment

As of December 31, 2023, we had $36.9 billion of net property, plant and equipment, the most significant category of which was aircraft. In accounting for property, plant and equipment, we make estimates of the expected useful lives and residual values to arrive at depreciation expense. We evaluate the useful lives of our property, plant and equipment based on our usage, maintenance and replacement policies, and taking into account physical and economic factors that may affect the useful lives of the assets. A reduction in expected useful life, or a decision to sell or abandon a long-lived asset before the end of its useful life, may increase depreciation expense. Our accounting policy for property, plant and equipment is set out in note 1 to the audited, consolidated financial statements.

We monitor our long-lived assets for indicators of impairment which may include, but are not limited to, a significant change in the extent to which an asset is utilized and operating or cash flow losses associated with the use of the asset. If circumstances are present that indicate the carrying value of our long-lived assets may not be recoverable, we perform impairment testing at the asset group level.

Asset groups represent the lowest level at which independent cash flows can be identified. Determining asset groups requires judgment and changes in the way asset groups are defined could have a material impact on the results of impairment testing. We perform recoverability testing by comparing the undiscounted cash flows of the asset group to its carrying value. If the carrying amount of the asset group is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows or external appraisals, as appropriate. Details of long-lived asset impairments are included in note 4 to the audited, consolidated financial statements.

In estimating the useful lives and expected residual values of aircraft, we consider actual experience with the same or similar aircraft types, multi-year volume projections for our air products and the types of aircraft required to efficiently operate our network. Adverse changes in volume could result in our current aircraft capacity exceeding projected demand, which may result in temporary idling of aircraft to better match capacity with demand. Temporarily idled assets are classified as held-and-used, and we continue to record depreciation expense for these assets. As a result of the reduction in volumes experienced during 2023, we temporarily idled nine aircraft for an average of approximately five months. As of December 31, 2023 all of these aircraft had re-entered operational service. Based on current volume projections, we anticipate that certain aircraft may be temporarily idled during part of 2024. Over a longer period, continued adverse changes in volume forecasts could lead to an excess of aircraft, resulting in an impairment charge or reduction in expected useful life that may result in increased depreciation expense.

Revisions to estimates of useful lives and residual values could also be caused by changes to our maintenance programs, governmental regulations, operational intentions, or market prices for new and used aircraft of the same or similar types. We periodically evaluate our estimates and assumptions, and adjust them, as necessary, on a prospective basis through depreciation expense. In 2022, we reduced the estimated residual value of our MD-11 aircraft and associated engines to zero based on updated operational plans for these aircraft and our expectations for their eventual disposal. In connection with this change in estimate, in 2022 we recorded a one-time depreciation charge to adjust the residual value of our fully-depreciated MD-11 aircraft. Refer to note 4 to the audited, consolidated financial statements for information on the impact to our results of operations.

Fair Value Measurements

In the normal course of business, we hold and issue financial instruments that contain elements of market risk, including derivatives, marketable securities and debt. Certain of these financial instruments are required to be recorded at fair value, principally derivatives, marketable securities and certain other investments. These financial instruments are measured and reported at fair value on a recurring basis based upon a fair value hierarchy (Levels 1, 2 and 3). Fair values are based on listed market prices (Level 1), when such prices are available. To the extent that listed market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations (Level 2). If listed market prices or other relevant factors are not available, inputs are developed from unobservable data reflecting our own assumptions and include situations where there is little or no market activity for the asset or liability (Level 3). Certain financial instruments, including over-the-counter derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit spreads and yield curve volatility factors. Changes in the fixed income, foreign currency exchange and commodity markets will impact our estimates of fair value in the future, potentially affecting our results of operations. Further information on our accounting policies relating to fair value measurements can be found in note 1 to the audited, consolidated financial statements.

As of December 31, 2023, the majority of our financial instruments were categorized as either Level 1 or Level 2. Refer to notes 3, 9 and 17 to the audited, consolidated financial statements for further information on these instruments. A quantitative sensitivity analysis of our exposure to changes in commodity prices, foreign currency exchange rates and interest rates is presented in the *Quantitative and Qualitative Disclosures about Market Risk* section of this report.

Our pension and postretirement plan assets include investments in hedge funds, as well as private debt, private equity and real estate funds, which are primarily measured using net asset value ("NAV") as a practical expedient for fair value, as appropriate. These investments were valued at $9.9 billion as of December 31, 2023. In order to estimate NAV, we evaluate audited and unaudited financial reports from fund managers and make adjustments for investment activity between the date of the financial reports and December 31. These investments are not actively traded, and their values can only be estimated using these assumptions. If our estimates of activity changed, this could have a material impact on the reported value of these investments and on the return on assets that we report. Refer to note 5 to the audited, consolidated financial statements for further information on our pension and postretirement plan assets.

Certain non-financial assets and liabilities are measured at fair value on a nonrecurring basis, including property, plant and equipment, goodwill and intangible assets. These assets are subject to fair value adjustments in certain circumstances, such as when there is evidence of an impairment or when an asset or disposal group is classified as held for sale.

In accounting for business acquisitions, we allocate the fair value of purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values. Estimating the fair value of assets acquired and liabilities assumed requires judgment, especially with respect to identified intangible assets as there may be limited or no observable transactions within the market, requiring us to develop internal models to estimate fair value. For example, estimating the fair value of identified intangible assets may require us to develop valuation assumptions, including but not limited to, future expected cash flows from these assets, synergies and the cost of capital. Certain inputs require us to determine assumptions that are reflective of a market participant view of fair value. Changes in any of these assumptions may materially impact the amount we recognize for identifiable assets and liabilities, in addition to the residual amount allocated to goodwill.

Income Taxes

We make certain estimates and judgments in determining income tax expense within our financial statements. These estimates and judgments occur in the calculation of income by legal entity and jurisdiction, tax credits, benefits and deductions, and in the calculation of deferred tax assets and liabilities arising from timing differences in the recognition of revenue and expense for tax and financial statement purposes, as well as tax, interest and penalties related to uncertain tax positions. Significant changes in these estimates may result in an increase or decrease to our tax expense in a subsequent period.

We assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, we increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. We believe that we will ultimately recover a substantial majority of the deferred tax assets recorded in our consolidated balance sheets. However, should there be a change in our ability to recover our deferred tax assets, our tax provision would increase in the period in which we determined that the recovery was not likely.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Once it is determined that the position meets the recognition threshold, the second step requires us to estimate and measure the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement. The difference between the amount of recognizable tax benefit and the total amount of tax benefit from positions filed or to be filed with the tax authorities is recorded as a liability for uncertain tax benefits. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate uncertain tax positions quarterly based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or additional tax expense. In 2023, we recognized a net tax benefit of $102 million following resolution of certain global tax audits.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to market risk from changes in certain commodity prices, foreign currency exchange rates, interest rates and equity prices. All of these market risks arise in the normal course of business, as we do not engage in speculative trading activities. In order to manage the risk arising from these exposures, we may utilize a variety of commodity, foreign currency exchange rate and interest rate forward contracts, options and swaps. A discussion of our accounting policy for derivative instruments is provided in note 1 to the audited, consolidated financial statements.

Commodity Price Risk

We are exposed to changes in the prices of refined fuels, principally jet-A, diesel and unleaded gasoline, as well as changes in the price of natural gas and other alternative fuels. Currently, the fuel surcharges that we apply to our domestic and international package services are the primary means of reducing the risk of adverse fuel price changes. In order to mitigate the impact of fuel surcharges imposed on us by outside carriers, we regularly adjust the rates we charge for our freight brokerage services. The majority of our fuel purchases utilize index-based pricing formulas plus or minus a fixed locational/supplier differential. While many of the indices are correlated, each index may respond differently to changes in underlying prices, which in turn can drive variability in our costs. Because of this, our operating results may be affected should the market price of fuel suddenly change by a significant amount or change by amounts that do not result in an adjustment in our fuel surcharges, which can significantly affect our results either positively or negatively in the short-term. As of December 31, 2023 and 2022, we had no commodity contracts outstanding.

Foreign Currency Exchange Rate Risk

We have foreign currency risks related to our revenue, operating expenses and financing transactions in currencies other than the local currencies in which we operate. We are exposed to currency risk from the potential changes in functional currency values of our foreign currency-denominated assets, liabilities and cash flows. Our most significant foreign currency exposures relate to the Euro, British Pound Sterling, Canadian Dollar, Chinese Renminbi and Hong Kong Dollar. We may use forward contracts as well as a combination of purchased and written options to hedge forecasted cash flow currency exposures. These derivative instruments generally cover forecasted foreign currency exposures for periods of 3 to 36 months. We may also utilize forward contracts to hedge portions of our anticipated cash settlements of intercompany transactions and interest payments on certain debt subject to foreign currency remeasurement.

Interest Rate Risk

We have issued debt instruments and have debt associated with finance leases that accrue expense at fixed and floating rates of interest. We may use interest rate swaps as part of our program to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing. We may also utilize forward starting swaps and similar instruments to lock in all or a portion of the borrowing cost of anticipated debt issuances. These instruments subject us to risk resulting from changes in short-term interest rates.

We are also subject to interest rate risk with respect to our defined benefit pension and postretirement medical benefit plan obligations, as changes in interest rates will effectively increase or decrease the obligations associated with these plans. This will result in changes to the amount of pension and postretirement benefit expense recognized in future periods and may also result in us being required to make contributions to the plans.

We hold investments in debt securities, as well as cash-equivalent instruments, some of which accrue income at variable rates of interest.

Sensitivity Analysis

The following analysis provides quantitative information regarding our exposure to foreign currency exchange rate risk, interest rate risk and equity price risk embedded in our existing financial instruments. We utilize valuation models to evaluate the sensitivity of the fair value of financial instruments with exposure to market risk that assume instantaneous, parallel shifts in exchange rates, interest rate yield curves and commodity and equity prices. For options and instruments with non-linear returns, models appropriate to the instrument are utilized to determine the impact of market shifts.

There are certain limitations inherent in the sensitivity analyses presented, primarily due to the assumption that foreign currency exchange rates change in a parallel fashion and that interest rates change instantaneously. In addition, the analyses are unable to reflect the complex market reactions that normally would arise from the market shifts modeled. While this is our best estimate of the impact of the specified scenarios, these estimates should not be viewed as forecasts. We adjust the fixed and floating interest rate mix of our interest-rate-sensitive assets and liabilities in response to changes in market conditions. Additionally, changes in the fair value of foreign currency derivatives and commodity derivatives are offset by changes in the cash flows of the underlying hedged foreign currency and commodity transactions.

(in millions)	Shock-Test Result as of December 31,			
	2023		2022	
Change in Fair Value:				
Currency Derivatives[1]	$	(649)	$	(770)
Change in Annual Interest Expense:				
Variable Rate Debt[2]	$	41	$	18
Change in Annual Interest Income:				
Marketable Securities[3]	$	1	$	1

[1] The potential change in fair value from a hypothetical 10% weakening of the U.S. Dollar against foreign currency exchange rates across all maturities.
[2] The potential change in annual interest expense resulting from a hypothetical 100 basis point increase in short-term interest rates, applied to our variable rate debt.
[3] The potential change in interest income resulting from a hypothetical 100 basis point increase in short-term interest rates, applied to our variable rate investment holdings.

The sensitivity of our defined benefit pension and postretirement benefit plan obligations to changes in interest rates is discussed in "Critical Accounting Estimates - Pension and Other Postretirement Medical Benefits".

Item 8. *Financial Statements and Supplementary Data*

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Shareowners and Board of Directors of
United Parcel Service, Inc.
Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United Parcel Service, Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of U.S. hedge fund, private debt, private equity and real estate investments — Refer to Note 5, Company-Sponsored Employee Benefit Plans (Fair Value Measurements), to the financial statements

Critical Audit Matter Description

The Company's U.S. pension and postretirement medical benefit plans (the "U.S. Plans") held hedge fund, private debt, private equity and real estate investments valued at $9.9 billion as of December 31, 2023.

The Company determines the reported values of the U.S. Plans' investments in hedge, private debt, private equity and real estate funds primarily based on the estimated net asset value ("NAV") of the fund. In order to estimate NAV, the Company evaluates audited and unaudited financial reports from fund managers, and makes adjustments, as appropriate, for investment activity between the date of the financial reports and December 31. These investments are not actively traded, and their values can only be estimated using these subjective assumptions.

Auditing the estimated NAV of these hedge fund, private debt, private equity and real estate investments requires a high degree of auditor judgment and subjectivity to evaluate the completeness, reliability and relevance of the inputs used by management.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the inputs used by management to estimate the NAV of the U.S. Plans' hedge fund, private debt, private equity and real estate investments included the following, among others:

- We tested the effectiveness of controls, including those related to the reliability of values reported by fund managers, the relevance of asset class benchmark returns, and the completeness and accuracy of unobservable inputs related to the underlying assets of the funds.

- For certain investments, we confirmed directly with the respective fund manager its preliminary estimate of the fund's NAV as of December 31, 2023.

- We evaluated the Company's historical ability to accurately estimate NAV for these funds by comparing each fund's recorded valuation as of its prior fiscal year end to the NAV per the audited fund financial statements (which are received in arrears of the Company's reporting timetable).

Revenue — Refer to Note 2, Revenue Recognition, to the financial statements

Critical Audit Matter Description

Approximately 86 percent of the Company's revenues are from its global small package operations that provide time-definite delivery services for express letters, documents, small packages and palletized freight via air and ground services. The Company's global small package revenues are comprised of a significant volume of low-dollar transactions sourced from systems that were primarily developed by the Company. The processing of transactions, including the recording of them, is highly automated and based on contractual terms with the Company's customers.

Auditing global small package revenue required a significant extent of effort and the involvement of professionals with expertise in information technology ("IT") necessary for us to identify, test, and evaluate the Company's systems, software applications, and automated controls.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's systems to process global small package revenue transactions included the following, among others:

- With the assistance of our IT specialists, we:

    – Identified the significant systems used to process global small package revenue transactions and tested the effectiveness of the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

    – Tested the effectiveness of system interface controls and automated controls within the global small package revenue stream, as well as the controls designed to ensure the accuracy and completeness of revenue.

- We tested the effectiveness of controls over the relevant global small package revenue business processes, including those in place to reconcile the various systems to the Company's general ledger.

- We performed analytical procedures to evaluate the Company's recorded revenue and evaluate trends.

- For a sample of customers, we read the Company's contract with the customer and evaluated the Company's pattern of revenue recognition for the customer. In addition, we evaluated the accuracy of the Company's recorded global small package revenue for a sample of customer invoices.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 20, 2024

We have served as the Company's auditor since 1969.

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions)

	December 31, 2023	December 31, 2022
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 3,206	$ 5,602
Marketable securities	2,866	1,993
Accounts receivable	11,342	12,729
Less: Allowance for credit losses	(126)	(146)
Accounts receivable, net	11,216	12,583
Other current assets	2,125	2,039
Total Current Assets	19,413	22,217
Property, Plant and Equipment, Net	36,945	34,719
Operating Lease Right-Of-Use Assets	4,308	3,755
Goodwill	4,872	4,223
Intangible Assets, Net	3,305	2,796
Deferred Income Tax Assets	126	139
Other Non-Current Assets	1,888	3,275
Total Assets	$ 70,857	$ 71,124
LIABILITIES AND SHAREOWNERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt, commercial paper and finance leases	$ 3,348	$ 2,341
Current maturities of operating leases	709	621
Accounts payable	6,340	7,515
Accrued wages and withholdings	3,224	4,049
Self-insurance reserves	1,320	1,069
Accrued group welfare and retirement plan contributions	1,479	1,078
Other current liabilities	1,256	1,467
Total Current Liabilities	17,676	18,140
Long-Term Debt and Finance Leases	18,916	17,321
Non-Current Operating Leases	3,756	3,238
Pension and Postretirement Benefit Obligations	6,159	4,807
Deferred Income Tax Liabilities	3,772	4,302
Other Non-Current Liabilities	3,264	3,513
Shareowners' Equity:		
Class A common stock (127 and 134 shares issued in 2023 and 2022, respectively)	2	2
Class B common stock (726 and 725 shares issued in 2023 and 2022, respectively)	7	7
Additional paid-in capital	—	—
Retained earnings	21,055	21,326
Accumulated other comprehensive loss	(3,758)	(1,549)
Deferred compensation obligations	9	13
Less: Treasury stock (0.2 in 2023 and 2022)	(9)	(13)
Total Equity for Controlling Interests	17,306	19,786
Noncontrolling Interests	8	17
Total Shareowners' Equity	17,314	19,803
Total Liabilities and Shareowners' Equity	$ 70,857	$ 71,124

See notes to audited, consolidated financial statements.

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED INCOME
(In millions, except per share amounts)

	Years Ended December 31,		
	2023	**2022**	**2021**
Revenue	$ 90,958	$ 100,338	$ 97,287
Operating Expenses:			
Compensation and benefits	47,088	47,720	46,640
Repairs and maintenance	2,828	2,884	2,769
Depreciation and amortization	3,366	3,188	2,953
Purchased transportation	13,651	17,675	19,079
Fuel	4,775	6,018	3,847
Other occupancy	2,019	1,844	1,719
Other expenses	8,090	7,915	7,470
Total Operating Expenses	81,817	87,244	84,477
Operating Profit	9,141	13,094	12,810
Other Income and (Expense):			
Investment income and other	217	2,435	4,479
Interest expense	(785)	(704)	(694)
Total Other Income and (Expense)	(568)	1,731	3,785
Income Before Income Taxes	8,573	14,825	16,595
Income Tax Expense	1,865	3,277	3,705
Net Income	$ 6,708	$ 11,548	$ 12,890
Basic Earnings Per Share	$ 7.81	$ 13.26	$ 14.75
Diluted Earnings Per Share	$ 7.80	$ 13.20	$ 14.68

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)
(In millions)

	Years Ended December 31,		
	2023	**2022**	**2021**
Net Income	$ 6,708	$ 11,548	$ 12,890
Change in foreign currency translation adjustment, net of tax	198	(284)	(181)
Change in unrealized gain (loss) on marketable securities, net of tax	9	(10)	(7)
Change in unrealized gain (loss) on cash flow hedges, net of tax	(243)	184	206
Change in unrecognized pension and postretirement benefit costs, net of tax	(2,173)	1,839	3,817
Comprehensive Income (Loss)	$ 4,499	$ 13,277	$ 16,725

See notes to audited, consolidated financial statements.

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions)

	Years Ended December 31,		
	2023	**2022**	**2021**
Cash Flows From Operating Activities:			
Net income	$ 6,708	$ 11,548	$ 12,890
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	3,366	3,188	2,953
Pension and postretirement benefit (income) expense	1,330	(129)	(2,456)
Pension and postretirement benefit contributions	(1,393)	(2,342)	(576)
Self-insurance reserves	57	(20)	178
Deferred tax (benefit) expense	199	531	1,645
Stock compensation expense	220	1,568	878
Other (gains) losses	265	123	137
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	1,256	(322)	(2,147)
Other assets	87	117	312
Accounts payable	(1,377)	34	1,265
Accrued wages and withholdings	(296)	(189)	(245)
Other liabilities	(42)	(9)	151
Other operating activities	(142)	6	22
Net cash from operating activities	10,238	14,104	15,007
Cash Flows From Investing Activities:			
Capital expenditures	(5,158)	(4,769)	(4,194)
Proceeds from disposal of businesses, property, plant and equipment	193	12	872
Purchases of marketable securities	(3,521)	(1,906)	(312)
Sales and maturities of marketable securities	2,701	255	366
Acquisitions, net of cash acquired	(1,329)	(755)	(602)
Other investing activities	(19)	(309)	52
Net cash used in investing activities	(7,133)	(7,472)	(3,818)
Cash Flows From Financing Activities:			
Net change in short-term debt	1,272	—	—
Proceeds from long-term borrowings	3,429	—	—
Repayments of long-term borrowings	(2,429)	(2,304)	(2,773)
Purchases of common stock	(2,250)	(3,500)	(500)
Issuances of common stock	248	262	251
Dividends	(5,372)	(5,114)	(3,437)
Other financing activities	(432)	(529)	(364)
Net cash used in financing activities	(5,534)	(11,185)	(6,823)
Effect of Exchange Rate Changes on Cash, Cash Equivalents and Restricted Cash	33	(100)	(21)
Net Increase (Decrease) In Cash, Cash Equivalents and Restricted Cash	(2,396)	(4,653)	4,345
Cash, Cash Equivalents and Restricted Cash:			
Beginning of period	5,602	10,255	5,910
End of period	$ 3,206	$ 5,602	$ 10,255
Cash Paid During the Period For:			
Interest (net of amount capitalized)	$ 762	$ 721	$ 697
Income taxes (net of refunds)	$ 1,976	$ 2,574	$ 1,869

See notes to audited, consolidated financial statements.

UNITED PARCEL SERVICE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Basis of Financial Statements and Business Activities

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), and include the accounts of United Parcel Service, Inc., and all of its consolidated subsidiaries (collectively "UPS" or the "Company"). All intercompany balances and transactions have been eliminated.

We provide transportation services, primarily domestic and international letter and package delivery. Through our Supply Chain Solutions subsidiaries, we are also a global provider of transportation, logistics and related services.

In 2023, we reclassified certain operating expenses to better align with the manner in which we manage our operations. Substantially all of these costs were previously classified within operating expenses as *Other expenses* and have now been classified within operating expenses as *Repairs and maintenance* in the statements of consolidated income. The remaining line items within operating expenses impacted by this reclassification were inconsequential. As a result, the statements of consolidated income give effect to this reclassification as follows:

- *Other expenses* decreased by $381, $356 and $301 million for 2023, 2022 and 2021, respectively.

- *Repairs and maintenance* increased by $363, $369 and $326 million for 2023, 2022 and 2021, respectively.

The reclassification had no impact on our reported revenue, operating profit, net income, or any internal performance measure on which management is compensated.

Use of Estimates

The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingencies. Estimates have been prepared on the basis of the most current and best information, and actual results could differ materially from those estimates.

Revenue Recognition

United States ("U.S.") Domestic Package and International Package Operations: Revenue is recognized over time as we perform the services in the contract.

Forwarding: Freight forwarding revenue, including truckload brokerage revenue, and expenses related to the transportation of freight are recognized over time as we perform the services. Customs brokerage revenue is recognized upon completing documents necessary for customs entry purposes.

Logistics: In our Logistics business we have a right to consideration from customers in an amount that corresponds directly with the value to the customers of our performance completed to date, and as such we recognize revenue in the amount to which we have a right to invoice the customer.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible into cash. We consider securities with maturities of three months or less and insignificant credit risk, when purchased, to be cash equivalents. The carrying amount of these securities approximates fair value because of the short-term maturity of these instruments. As of December 31, 2023, we had $37 million of restricted cash related to certain tax and regulatory matters and acquisitions. We had no restricted cash as of December 31, 2022.

Marketable Securities and Non-Current Investments

Debt securities are classified as either trading or available-for-sale securities and are carried at fair value. Unrealized gains and losses on trading securities are reported as *Investment income and other* on the statements of consolidated income. Unrealized gains and losses on available-for-sale securities are reported within other comprehensive income, a separate component of shareowners' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in *Investment income and other*, together with interest and dividends. The cost of securities sold is based on the specific identification method; realized gains and losses resulting from such sales are included in *Investment income and other*.

We periodically review our available-for-sale investments for indications of other-than-temporary impairment considering many factors, including the extent and duration to which a security's fair value has been less than its cost, overall economic and market conditions and the financial condition and specific prospects for the issuer. Impairment of available-for-sale securities results in a charge to income when a market decline below cost is other-than-temporary, which includes consideration of whether we have both the intent and ability to hold such securities for the time necessary to recover the cost basis. If a decline in fair value is determined to be the result of a credit loss, then the decrease is recognized in income through an allowance for credit losses.

Investments in equity securities through which we exercise significant influence but do not have control over the investee are accounted for under the equity method. We record the investment at cost and subsequently increase or decrease the carrying amount of the investment by our proportionate share of the net earnings or losses and other comprehensive income of the investee. Gains and losses from equity method investments are reported in *Investment income and other* on the statements of consolidated income. We record dividends or other equity distributions as reductions of the carrying value of the investment. Equity method investments are included within *Other Non-Current Assets* in our consolidated balance sheets.

Inventories

Fuel and other materials and supplies are recognized as inventory when purchased, and then charged to expense when used in our operations. Jet fuel, diesel and unleaded gasoline inventories are valued at the lower of average cost or net realizable value. Total inventories were $935 and $889 million as of December 31, 2023 and 2022, respectively, and are included in *Other current assets* in our consolidated balance sheets.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation. We evaluate the useful lives of our property, plant and equipment based on our usage, maintenance and replacement policies, and taking into account physical and economic factors that may affect the useful lives of the assets.

Depreciation and amortization are provided by the straight-line method over the estimated useful lives of the assets, which are as follows:

- Aircraft: 7 to 40 years, based on aircraft type and original aircraft manufacture date

- Buildings: 10 to 40 years

- Leasehold Improvements: lesser of asset useful life or lease term

- Plant Equipment: 3 to 20 years

- Technology Equipment: 3 to 10 years

- Vehicles: 5 to 15 years

Routine maintenance and repairs are generally charged to expense as incurred. For substantially all of our aircraft, the costs of major airframe and engine overhauls, as well as routine maintenance and repairs, are charged to expense as incurred.

Interest incurred during the construction of property, plant and equipment is capitalized until the underlying assets are placed in service, at which time amortization of the capitalized interest begins, straight-line, over the estimated useful lives of the related assets. Capitalized interest was $118 and $60 million for the years ended December 31, 2023 and 2022, respectively.

We monitor our property, plant and equipment for any indicators that the carrying value of the assets may not be recoverable, at which time we review long-lived assets for impairment based on undiscounted future cash flows. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows or external appraisals, as appropriate. We test long-lived assets for impairment at the asset group level, which is the lowest level at which independent cash flows can be identified. Refer to note 4 for a discussion of impairments of property, plant and equipment.

Leases

We recognize a right-of-use ("ROU") asset and lease obligation for all leases greater than twelve months, including reasonably certain renewal or purchase options. Some of our leases contain both lease and non-lease components, which we have elected to treat as a single lease component. Lease costs for short-term leases are recognized on a straight-line basis over the lease term.

Certain of our leases contain future payments that are dependent on an index or rate, such as the consumer price index. We initially measure the lease obligation and ROU asset using the index or rate at the commencement date. In subsequent periods, lease payments dependent on an index or rate are not remeasured. Rather, changes to payments due to a change in an index or rate are recognized in our statements of consolidated income in the period of the change.

When available, we use the rate implicit in the lease to discount lease payments; however, the rate implicit in the lease is not readily determinable for substantially all of our leases. For these leases, we use an estimate of our incremental borrowing rate to discount lease payments based on information available at lease commencement. The incremental borrowing rate is derived using multiple inputs including our credit rating, the impact of full collateralization, lease term and denominated currency.

Goodwill and Intangible Assets

Costs of purchased businesses in excess of net identifiable assets acquired (goodwill) and indefinite-lived intangible assets are tested for impairment at least annually, unless changes in circumstances indicate an impairment may have occurred between annual tests. We complete our annual goodwill impairment evaluation as of July 1 on a reporting unit basis.

In assessing goodwill for impairment, we initially evaluate qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We consider several factors, including macroeconomic conditions, industry and market conditions, overall financial performance of the reporting unit, changes in management, strategy or customers and relevant reporting unit-specific events such as a change in the carrying amount of net assets, a more likely than not expectation of selling or disposing of all, or a portion of, a reporting unit, and the testing for recoverability of a significant asset group within a reporting unit. If this qualitative assessment results in a conclusion that it is more likely than not that the fair value of a reporting unit exceeds the carrying value, then no further testing is performed for that reporting unit.

If the qualitative assessment is not conclusive, or if we elect to bypass the qualitative test, we quantitatively assess the fair value of a reporting unit to test goodwill for impairment. We assess the fair value of a reporting unit using a combination of discounted cash flow modeling and observable valuation multiples for comparable companies. Our estimates are developed using assumptions that we believe are consistent with how a market participant would value our reporting units. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, we record the excess amount as goodwill impairment, not to exceed the total amount of goodwill allocated to the reporting unit.

When performing impairment tests of indefinite-lived intangible assets, we use a combination of income- and market-based approaches to estimate fair value. If the carrying value of the indefinite-lived asset exceeds its estimated fair value, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its fair value.

Finite-lived intangible assets, including trademarks, licenses, patents, customer lists, non-compete agreements and franchise rights are amortized on a straight-line basis over their estimated useful lives, which range from 1 to 21 years. Capitalized software is generally amortized over 7 years. Finite-lived intangible assets are assessed for impairment as part of asset groups whenever events or changes in circumstances indicate that their carrying value may not be recoverable.

Assets Held for Sale

We classify long-lived assets or disposal groups as held for sale in the period when all of the following conditions have been met:

- we have approved and committed to a plan to sell the assets or disposal group;

- the asset or disposal group is available for immediate sale in its present condition;

- an active program to locate a buyer and other actions required to complete the sale have been initiated;

- the sale of the asset or disposal group is probable and expected to be completed within one year;

- the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and

- it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

We initially measure a long-lived asset or disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell and recognize any loss in the period in which the held for sale criteria are met. Gains are not recognized until the date of sale. We cease depreciation and amortization of a long-lived asset, or assets within a disposal group, upon their designation as held for sale and subsequently assess fair value less any costs to sell at each reporting date until the asset or disposal group is no longer classified as held for sale.

Supplier Finance Programs

As part of our working capital management, certain financial institutions offer a Supply Chain Finance ("SCF") program to certain of our suppliers. We agree to commercial terms with our suppliers, including prices, quantities and payment terms, regardless of whether the supplier elects to participate in the SCF program. Suppliers issue invoices to us based on the agreed-upon contractual terms. If they participate in the SCF program, our suppliers, at their sole discretion, determine which invoices, if any, to sell to the financial institutions. Our suppliers' voluntary inclusion of invoices in the SCF program has no bearing on our payment terms. No guarantees are provided by us under the SCF program. We have no economic interest in a supplier's decision to participate, and we have no direct financial relationship with the financial institutions, as it relates to the SCF program.

Amounts due to our suppliers that participate in the SCF program are included in *Accounts payable* in our consolidated balance sheets. As of December 31, 2023 and 2022, suppliers sold $504 and $806 million, respectively, of our outstanding payment obligations to participating institutions. A rollforward of obligations confirmed and paid during the year is presented below (in millions):

	2023
Confirmed obligations outstanding at the beginning of the year	$ 806
Invoices confirmed during the year	2,428
Confirmed invoices paid during the year	(2,730)
Confirmed obligations outstanding at the end of the year	$ 504

Self-Insurance Accruals

We self-insure costs associated with workers' compensation claims, automobile liability, health and welfare and general business liabilities, up to certain limits. Self-insurance reserves are established for estimates of the losses we will ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. The expected ultimate cost for claims incurred is estimated based upon historical loss experience and judgments about the present and expected levels of cost per claim. Trends in actual experience are a significant factor in the determination of our reserves.

In the fourth quarter of 2023, we transferred a portion of our workers' compensation liability related to policy years 2001 through 2006 and policy year 2017 to a third-party insurer. We paid $151 million to transfer a portfolio of claims for which we carried reserves of $153 million, recognizing a pre-tax gain of $2 million that was recorded in *Other expenses* in the statement of consolidated income for the year ended December 31, 2023.

In 2022, we transferred a portion of our workers' compensation liability related to policy years 2007 through 2016 to a third-party insurer. We paid $341 million to transfer a portfolio of claims for which we carried reserves of $332 million, recognizing a pre-tax loss of $9 million that was recorded in *Other expenses* in the statement of consolidated income for the year ended December 31, 2022.

We also sponsor a number of health and welfare insurance plans for our employees. Liabilities and expenses related to these plans are based on estimates of the number of employees and eligible dependents covered under the plans, global health events, anticipated medical usage by participants and overall trends in medical costs and inflation.

Pension and Postretirement Benefits

We incur certain employment-related expenses associated with company-sponsored defined benefit pension and postretirement medical benefits. These expenses are calculated using various actuarial assumptions and methodologies, including discount rates, expected returns on plan assets, healthcare cost trend rates, inflation, compensation increase rates, mortality rates and coordination of benefits with plans not sponsored by UPS. Actuarial assumptions are reviewed on an annual basis, unless circumstances require an interim measurement of any of our plans.

We recognize changes in the fair value of plan assets and net actuarial gains or losses in excess of a corridor (defined as 10% of the greater of the fair value of plan assets or the plan's projected benefit obligation) in *Investment income and other* upon remeasurement of a plan. The remaining components of pension expense, primarily service and interest costs and the expected return on plan assets, are recorded ratably on a quarterly basis.

We recognize expense for required contributions to defined contribution plans quarterly, and we recognize a liability for any contributions due and unpaid within *Accrued group welfare and retirement plan contributions*.

We participate in a number of trustee-managed multiemployer pension and health and welfare plans for employees covered under collective bargaining agreements. Our contributions to these plans are determined in accordance with the respective collective bargaining agreements. We recognize expense for the contractually required contribution for each period, and we recognize a liability for any contributions due and unpaid within *Accrued group welfare and retirement plan contributions*.

Income Taxes

Income taxes are accounted for on an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In estimating future tax consequences, we generally consider all expected future events other than proposed changes in the tax law or rates. Valuation allowances are provided if it is more likely than not that a deferred tax asset will not be realized. Our current accounting policy for releasing income tax effects from other comprehensive income is based on a portfolio approach.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Once it is determined that the position meets the recognition threshold, the second step requires us to estimate and measure the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement. The difference between the amount of recognizable tax benefit and the total amount of tax benefit from positions filed or to be filed with the tax authorities is recorded as a liability for uncertain tax benefits. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision.

Foreign Currency Translation and Remeasurement

We translate the results of operations of our foreign subsidiaries using average exchange rates for each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Balance sheet currency translation adjustments are recorded in other comprehensive income. Pre-tax foreign currency transaction gains (losses) from remeasurement, net of hedging, included in *Investment income and other* were $(53), $72 and $(36) million in 2023, 2022 and 2021, respectively.

Stock-Based Compensation

Share-based awards are measured based on their fair values and expensed over the period during which an employee is required to provide service in exchange for the award (the vesting period), less estimated forfeitures. We have issued employee share-based awards under various incentive compensation plans that contain vesting conditions, including service conditions, where the awards cliff vest after one or three years or vest ratably over periods up to five years (the "nominal vesting period") or at the date the employee retires (as defined by the plan), if earlier. As of December 31, 2023, we have no outstanding share-based awards cliff vesting after one year. See note 13 for further discussion of our share-based awards. Compensation cost is generally recognized immediately for awards granted to retirement-eligible employees, or over the period from the grant date to the date retirement eligibility is achieved, if that is expected to occur during the nominal vesting period. We estimate forfeiture rates based on historical rates of forfeitures for awards with similar characteristics, historical and projected rates of employee turnover and the nature and terms of the vesting conditions of the awards. We reevaluate our forfeiture rates on an annual basis.

Fair Value Measurements

Our financial assets and liabilities measured at fair value on a recurring basis have been categorized based upon a fair value hierarchy. Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Level 2 inputs are based on other observable market data, such as quoted prices for similar assets and liabilities, and inputs other than quoted prices that are observable, such as interest rates and yield curves. Level 3 inputs are developed from unobservable data reflecting our own assumptions, and include situations where there is little or no market activity for the asset or liability.

Certain non-financial assets and liabilities are measured at fair value on a nonrecurring basis, including property, plant, and equipment, goodwill and intangible assets. These assets are subject to fair value adjustments in certain circumstances, such as when there is an impairment.

For business acquisitions, we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and identified intangible assets based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Following the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Derivative Instruments

We recognize all derivative instruments as assets or liabilities in our consolidated balance sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we designate the derivative as a cash flow hedge, a fair value hedge or a hedge of a net investment in a foreign operation based upon the exposure being hedged.

- A cash flow hedge refers to hedging the exposure to variability in expected future cash flows that is attributable to a particular risk. For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative instrument is reported as a component of other comprehensive income, and reclassified into earnings in the period during which the hedged transaction affects earnings.

- A fair value hedge refers to hedging the exposure to changes in the fair value of an existing asset or liability that is attributable to a particular risk. For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument is recognized in earnings during the current period, together with the gain or loss on the hedged item.

- A net investment hedge refers to the use of cross currency swaps, forward contracts or foreign-currency-denominated debt to hedge portions of net investments in foreign operations. For instruments that meet the hedge accounting requirements, the net gains or losses attributable to changes in spot exchange rates are recorded in the foreign currency translation adjustment within other comprehensive income, and are recorded in the income statement when the hedged item affects earnings.

Adoption of New Accounting Standards

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04, Reference Rate Reform (Topic 848), and in December 2022 subsequently issued ASU 2022-06, to temporarily ease the potential burden in accounting for reference rate reform. The standard provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform and can generally be applied through December 31, 2024. As of December 31, 2023, we have transitioned our affected debt instruments and contracts to an alternative reference rate, the Secured Overnight Financing Rate ("SOFR"), which was adopted in accordance with recommendations of the Alternative Reference Rates Committee. We did not elect to apply the practical expedients provided under Topic 848 to these transitions, but we will continue to assess transactions for any potential impact during 2024.

In September 2022, the FASB issued an ASU to enhance the disclosure of supplier finance programs. This ASU did not affect the recognition, measurement or financial statement presentation of obligations covered by supplier finance programs. We adopted the requirements of this ASU as of January 1, 2023. It did not have a material impact on our consolidated financial position, results of operations, cash flows or internal controls.

Other accounting pronouncements adopted during the periods covered by the consolidated financial statements did not have a material impact on our consolidated financial position, results of operations, cash flows or internal controls.

Accounting Standards Issued But Not Yet Effective

In November 2023, the FASB issued an ASU on segment reporting, which will require new disclosures including relating to significant segment expenses and additional qualitative information including how segment measures are used by management. The standard becomes effective for us beginning with our 2024 annual reporting for both annual and interim periods. We are evaluating the impact of this ASU on our disclosures. We will be required to define significant segment expense categories and we anticipate providing additional qualitative information in accordance with this ASU. We do not expect this ASU to have a significant impact on our consolidated financial position, results of operations or cash flows.

In December 2023, the FASB issued an ASU to enhance tax-related disclosures. This update will require more standardized categories for tax rate reconciliation and additional detail for significant tax items. It will also require a breakdown of income taxes paid by jurisdiction exceeding 5% of total taxes and remove certain disclosure requirements for unremitted foreign earnings and uncertain tax positions. The standard becomes effective for us in the first quarter of 2025. We are evaluating its impact on our financial statements, disclosures and internal controls but do not expect this ASU to have a significant impact on our consolidated financial position, results of operations, cash flows or internal controls.

Other accounting pronouncements issued, but not effective until after December 31, 2023, are not expected to have a material impact on our consolidated financial position, results of operations, cash flows or internal controls.

NOTE 2. REVENUE RECOGNITION

Revenue Recognition

Substantially all of our revenues are from contracts associated with the pickup, transportation and delivery of packages and freight ("transportation services"). These services may be carried out by or arranged by us and generally occur over a short period of time. Additionally, we provide value-added logistics services to customers through our global network of company-owned and leased distribution centers and field stocking locations.

Disaggregation of Revenue

	Year Ended December 31,		
	2023	**2022**	**2021**
Revenue:			
Next Day Air	$ 9,894	$ 10,699	$ 10,009
Deferred	5,093	5,968	5,846
Ground	44,971	47,542	44,462
U.S. Domestic Package	$ 59,958	$ 64,209	$ 60,317
Domestic	$ 3,144	$ 3,346	$ 3,690
Export	14,003	15,341	15,012
Cargo & Other	684	1,011	839
International Package	$ 17,831	$ 19,698	$ 19,541
Forwarding	$ 5,534	$ 8,943	$ 9,872
Logistics	5,927	5,351	4,767
Freight	—	—	1,064
Other	1,708	2,137	1,726
Supply Chain Solutions	$ 13,169	$ 16,431	$ 17,429
Consolidated revenue	$ 90,958	$ 100,338	$ 97,287

We account for a contract when both parties have approved the contract and are committed to perform their obligations, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the basis of revenue recognition. The vast majority of our contracts with customers are for transportation services that include only one performance obligation; the transportation services themselves. If a contract contains more than one performance obligation, we allocate the total transaction price to each performance obligation based on the estimated relative standalone selling prices of the services underlying each performance obligation.

In certain business units, such as Logistics, we sell customized, customer-specific solutions in which we integrate a complex set of tasks and components into a single capability that is accounted for as one performance obligation.

Satisfaction of Performance Obligations

We generally recognize revenue over time as we perform services in the contract because our customers receive the benefit of our services as goods are transported from one location to another. Further, if we were unable to complete delivery to the final location, those services would not need to be re-performed.

We recognize revenue based on the extent of progress towards completion of our services. We use the cost-to-cost measure of progress for our package delivery contracts because it best depicts the benefit received by the customer, which occurs as we incur costs on our contracts. Under this measure, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the service. Revenues, including ancillary or accessorial fees and reductions for estimated customer incentives, are recorded proportionally as costs are incurred. Costs to fulfill include labor and other direct costs and an allocation of indirect costs.

For our freight forwarding contracts, an output method of progress based on time-in-transit is utilized as the timing of costs incurred does not best depict the benefit to the customer. In our Logistics business we have a right to consideration from customers in an amount that corresponds directly with the value to the customers of our performance completed to date; therefore we recognize revenue in the amount to which we have a right to invoice the customer.

Variable Consideration

Our contracts commonly contain customer incentives, guaranteed service refunds or other provisions that can either increase or decrease the rates paid for services. These variable amounts are generally dependent upon achievement of certain incentive tiers or performance metrics. We record revenue, which may be reduced by incentives or other contract provisions, to the extent it is probable that a significant reversal of cumulative amounts recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of revenue are based on an assessment of anticipated customer spending and all information (historical, current and forecasted) that is reasonably available to us.

Contract Modifications

Contracts are often modified to account for changes in the rates we charge our customers or to add additional, distinct services. We consider contract modifications to exist when the modification either creates new, or changes the existing, enforceable rights and obligations. Contract modifications that add distinct goods or services are treated as separate contracts. Contract modifications that do not add distinct goods or services typically change the price of existing services. These contract modifications are accounted for prospectively as the remaining performance obligations are distinct.

Payment Terms

Under the typical payment terms of our customer contracts, customers pay at periodic intervals, which are generally seven days within our U.S. Domestic Package business, for shipments included on invoices received. Invoices are generated each week on the week-ending day, which is Saturday for the majority of our U.S. Domestic Package business, but could be another day depending on the business unit or the specific agreement with the customer. It is not customary business practice to extend payment terms past 90 days, and as such, we do not have a practice of including a significant financing component within our contracts with customers.

Principal vs. Agent Considerations

In our transportation businesses, we may utilize independent contractors and third-party carriers to perform transportation services. We have determined that all our major businesses act as principal rather than agent within their revenue arrangements. Consequently, revenue and the associated purchased transportation costs are reported on a gross basis within our statements of consolidated income.

Accounts Receivable, Net

Accounts receivable, net, include amounts billed and currently due from customers. The amounts due are stated at their net estimated realizable value. Losses on accounts receivable are recognized when reasonable and supportable forecasts affect the expected collectability. This requires us to make our best estimate of the current expected losses inherent in our accounts receivable at each balance sheet date. These estimates require consideration of historical loss experience, adjusted for current conditions, forward-looking indicators, trends in customer payment frequency, and judgments about the probable effects of relevant observable data, including present and future economic conditions and the financial health of specific customers and market sectors. Our risk management process includes standards and policies for reviewing major account exposures and concentrations of risk.

Our allowance for expected credit losses decreased by $20 million during 2023 as lower volumes decreased our total accounts receivable balance. Our allowance for credit losses as of December 31, 2023 and 2022 was $126 and $146 million, respectively. Amounts for credit losses charged to expense before recoveries during the twelve months ended December 31, 2023 and 2022 were $205 and $214 million, respectively.

Contract Assets and Liabilities

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as we have an unconditional right to payment only when services have been completed (i.e., shipments have been delivered). Amounts do not exceed their net realizable value. Contract assets are generally classified as current and the full balance is converted each quarter based on the short-term nature of the transactions.

Contract liabilities consist of advance payments and billings in excess of revenue as well as deferred revenue. Advance payments and billings in excess of revenue represent payments received from our customers that will be earned over the contract term. Deferred revenue represents the amount due from customers related to in-transit shipments that has not yet been recognized as revenue based on our selected measure of progress. We classify advance payments and billings in excess of revenue as either current or long-term, depending on the period over which the amount will be earned. We classify deferred revenue as current based on the short-term nature of the transactions. Our contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period. In order to determine revenue recognized in the period from contract liabilities, we first allocate revenue to the individual contract liability balance outstanding at the beginning of the period until the revenue exceeds that deferred revenue balance.

Contract assets and liabilities as of December 31, 2023 and 2022 were as follows (in millions):

	Balance Sheet Location	2023	2022
Contract Assets:			
Revenue related to in-transit packages	Other current assets	$ 237	$ 308
Contract Liabilities:			
Short-term advance payments from customers	Other current liabilities	$ 20	$ 11
Long-term advance payments from customers	Other non-current liabilities	$ 25	$ 26

NOTE 3. MARKETABLE SECURITIES AND NON-CURRENT INVESTMENTS

The following is a summary of marketable securities classified as trading and available-for-sale as of December 31, 2023 and 2022 (in millions):

	Cost		Unrealized Gains		Unrealized Losses		Estimated Fair Value
2023							
Current trading marketable securities:							
Equity securities	$	4	$	—	$	—	$ 4
Total trading marketable securities		4		—		—	4
Current available-for-sale marketable securities:							
U.S. government and agency debt securities		963		2		(4)	961
Mortgage and asset-backed debt securities		3		—		—	3
Corporate debt securities		1,891		4		(4)	1,891
U.S. state and local municipal debt securities		—		—		—	—
Non-U.S. government debt securities		7		—		—	7
Total available-for-sale marketable securities		2,864		6		(8)	2,862
Total current marketable securities	$	2,868	$	6	$	(8)	$ 2,866

	Cost		Unrealized Gains		Unrealized Losses		Estimated Fair Value
2022							
Current trading marketable securities:							
Equity securities	$	2	$	—	$	—	$ 2
Total trading marketable securities		2		—		—	2
Current available-for-sale marketable securities:							
U.S. government and agency debt securities		355		—		(8)	347
Mortgage and asset-backed debt securities		9		—		—	9
Corporate debt securities		1,472		—		(6)	1,466
U.S. state and local municipal debt securities		4		—		—	4
Non-U.S. government debt securities		165		—		—	165
Total available-for-sale marketable securities		2,005		—		(14)	1,991
Total current marketable securities	$	2,007	$	—	$	(14)	$ 1,993

Total current marketable securities that were pledged as collateral for our self-insurance requirements had estimated fair values of $343 and $333 million as of December 31, 2023 and 2022, respectively.

The gross realized gains on sales of available-for-sale marketable securities totaled $1, $0 and $7 million in 2023, 2022 and 2021, respectively. The gross realized losses on sales of available-for-sale marketable securities totaled $4, $3 and $2 million in 2023, 2022 and 2021, respectively.

There were no material impairment losses recognized on marketable securities during 2023, 2022 or 2021.

Unrealized Losses

The following table presents the age of gross unrealized losses and fair value by investment category for all securities in a loss position as of December 31, 2023 (in millions):

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government and agency debt securities	$ 508	$ (1)	$ 191	$ (3)	$ 699	$ (4)
Corporate debt securities	751	(2)	475	(2)	1,226	(4)
Total marketable securities	$ 1,259	$ (3)	$ 666	$ (5)	$ 1,925	$ (8)

Maturity Information

The amortized cost and estimated fair value of marketable securities as of December 31, 2023 by contractual maturity are shown below (in millions). Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations with or without prepayment penalties.

	Cost	Estimated Fair Value
Due in one year or less	$ 1,346	$ 1,343
Due after one year through three years	1,513	1,514
Due after three years through five years	5	5
Due after five years	—	—
	2,864	2,862
Equity securities	4	4
	$ 2,868	$ 2,866

Non-Current Investments

We hold non-current investments that are reported within *Other Non-Current Assets* in our consolidated balance sheets. Cash paid for these investments, excluding investments obtained through business acquisitions, is included in *Other investing activities* in our statements of consolidated cash flows.

- *Equity method investments*: As of December 31, 2023 and 2022, equity securities accounted for under the equity method had a carrying value of $295 and $256 million, respectively. In 2023, we obtained an equity method investment as part of our acquisition of MNX Global Logistics. See note 8 for further discussion of business acquisitions. Cash paid for this investment is included in *Acquisitions, net of cash acquired* in our statement of consolidated cash flows. In 2022, we invested $252 million in the parent company of CommerceHub, Inc., a software provider connecting retailers and brands with marketplaces, drop ship solutions and delivery providers. We determined there is no amortizable basis difference between the purchase price for our investment and the underlying books and records of the investee.

- *Other equity securities*: Certain equity securities that do not have readily determinable fair values are reported in accordance with the measurement alternative in Accounting Standards Codification Topic 321 *Investments – Equity Securities*. As of December 31, 2023 and 2022, we had equity securities of $47 and $31 million, respectively, accounted for under the measurement alternative.

- *Other investments*: We hold an investment in a variable life insurance policy to fund benefits for the UPS Excess Coordinating Benefit Plan. The investment had a fair market value of $19 and $18 million as of December 31, 2023 and 2022, respectively.

Fair Value Measurements

Marketable securities valued utilizing Level 1 inputs include active exchange-traded equity securities and equity index funds, and most U.S. government debt securities, as these securities all have quoted prices in active markets. Marketable securities valued utilizing Level 2 inputs include asset-backed securities, corporate bonds and municipal bonds. These securities are valued using market corroborated pricing, matrix pricing or other models that utilize observable inputs such as yield curves.

The following table presents information about our investments measured at fair value on a recurring basis as of December 31, 2023 and 2022, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value (in millions):

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total	
2023								
Marketable Securities:								
U.S. government and agency debt securities	$	961	$	—	$	—	$	961
Mortgage and asset-backed debt securities		—		3		—		3
Corporate debt securities		—		1,891		—		1,891
U.S. state and local municipal debt securities		—		—		—		—
Equity securities		—		4		—		4
Non-U.S. government debt securities		—		7		—		7
Total marketable securities		961		1,905		—		2,866
Other non-current investments[1]		—		19		—		19
Total	$	961	$	1,924	$	—	$	2,885

[1] Represents a variable life insurance policy funding benefits for the UPS Excess Coordinating Benefit Plan.

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total	
2022								
Marketable Securities:								
U.S. government and agency debt securities	$	279	$	68	$	—	$	347
Mortgage and asset-backed debt securities		—		9		—		9
Corporate debt securities		—		1,466		—		1,466
U.S. state and local municipal debt securities		—		4		—		4
Equity securities		—		2		—		2
Non-U.S. government debt securities		—		165		—		165
Total marketable securities		279		1,714		—		1,993
Other non-current investments[1]		—		18		—		18
Total	$	279	$	1,732	$	—	$	2,011

[1] Represents a variable life insurance policy funding benefits for the UPS Excess Coordinating Benefit Plan.

There were no transfers of investments into or out of Level 3 during 2023 or 2022.

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including owned assets and assets subject to finance leases, consisted of the following as of December 31, 2023 and 2022 (in millions):

	2023	**2022**
Vehicles	$ 11,768	$ 10,628
Aircraft	22,888	22,598
Land	2,138	2,140
Buildings	6,255	6,032
Building and leasehold improvements	5,241	5,067
Plant equipment	17,322	16,145
Technology equipment	2,656	2,411
Construction-in-progress	3,247	2,409
	71,515	67,430
Less: Accumulated depreciation and amortization	(34,570)	(32,711)
Property, Plant and Equipment, Net	$ 36,945	$ 34,719

Property, plant and equipment purchased on account was $309 and $176 million as of December 31, 2023 and 2022, respectively.

There were no material impairment charges to property, plant or equipment during the years ended December 31, 2023 or 2022.

In 2022, we reduced the estimated residual value of our MD-11 aircraft to zero, incurring a one-time charge on our fully-depreciated aircraft. This resulted in an increase in depreciation expense of $76 million, and a decrease in net income of $58 million, or $0.07 per share on a basic and diluted basis, for the year ended December 31, 2022. The change in estimate for the remainder of our MD-11 fleet is being accounted for over the remaining useful lives.

NOTE 5. COMPANY-SPONSORED EMPLOYEE BENEFIT PLANS

We sponsor various retirement and pension plans, including defined benefit and defined contribution plans, which cover our employees worldwide.

U.S. Pension Benefits

In the U.S. we maintain the following single-employer defined benefit pension plans:

- The UPS Retirement Plan is noncontributory and includes substantially all eligible employees of participating domestic subsidiaries hired prior to July 1, 2016 who are not members of a collective bargaining unit, as well as certain employees covered by a collective bargaining agreement. This plan generally provides for retirement benefits based on average compensation earned by employees prior to retirement. Benefits payable under this plan are subject to maximum compensation limits and the annual benefit limits for a tax-qualified defined benefit plan as prescribed by the Internal Revenue Service ("IRS"). The plan ceased accruals of additional benefits for future service and compensation for non-union participants effective January 1, 2023.

- The UPS Pension Plan is noncontributory and includes certain eligible employees of participating domestic subsidiaries and members of collective bargaining units that elect to participate in the plan. This plan generally provides for retirement benefits based on service credits earned by employees prior to retirement.

- The UPS/IBT Full-Time Employee Pension Plan is noncontributory and includes employees that were previously members of the Central States Pension Fund ("CSPF"), a multiemployer pension plan, in addition to other eligible employees who are covered under certain collective bargaining agreements. This plan generally provides for retirement benefits based on service credits earned by employees prior to retirement.

- The UPS Excess Coordinating Benefit Plan is a non-qualified plan that provides benefits to certain participants in the UPS Retirement Plan, hired prior to July 1, 2016, for amounts that exceed the benefit limits described above. The plan ceased accruals of additional benefits for future service and compensation for non-union participants effective January 1, 2023.

In the third quarter of 2023, our Teamsters employees ratified a new five-year national master agreement that contained wage and benefit rate increases for Teamsters employees in the UPS Pension Plan and UPS/IBT Full-Time Employee Pension Plan. The impacts of these increases were recognized as part of the year end measurement of these plans.

The divestiture of UPS Freight in 2021 triggered an interim remeasurement of the plan assets and benefit obligations of the UPS Pension Plan, UPS Retirement Plan and UPS Retired Employee Health Care Plan as of April 30, 2021. The interim remeasurement resulted in an actuarial gain of $2.1 billion, reflecting updated actuarial assumptions, and was recorded in other comprehensive income within the equity section of the consolidated balance sheet during the second quarter of 2021. An actuarial gain of $69 million ($52 million after tax) for a prior service credit related to the divested group and a $66 million loss ($50 million after tax) for certain plan amendments to the UPS Pension Plan were immediately recognized within *Other expenses* in the statement of consolidated income for the year ended December 31, 2021.

During 2021, we remeasured the UPS/IBT Full-Time Employee Pension Plan following the enactment into law of the American Rescue Plan Act, which is discussed below. The interim remeasurement resulted in a pre-tax mark-to-market gain of $3.3 billion ($2.5 billion after tax) during the year. The gain was included within *Investment income and other* in the statement of consolidated income for the year ended December 31, 2021.

International Pension Benefits

We also sponsor various defined benefit plans covering certain of our international employees. The majority of our international obligations are for defined benefit plans in Canada and the United Kingdom. In addition, many of our international employees are covered by government-sponsored retirement and pension plans. We are not directly responsible for providing benefits to participants of government-sponsored plans.

During 2022, we amended certain Canadian defined benefit pension plans to cease future benefit accruals effective December 31, 2023. We remeasured plan assets and benefit obligations for the plans, which resulted in curtailment gains of $34 million ($24 million after tax). These gains were included in *Investment income and other* in our statement of consolidated income for the year ended December 31, 2022.

U.S. Postretirement Medical Benefits

We also sponsor postretirement medical plans in the U.S. that provide healthcare benefits to certain non-union retirees, as well as select union retirees who meet certain eligibility requirements and who are not otherwise covered by multiemployer plans. Generally, this includes employees with at least 10 years of service who have reached age 55 and employees who are eligible for postretirement medical benefits from a company-sponsored plan pursuant to collective bargaining agreements. We have the right to modify or terminate certain of these plans. These benefits have been provided to certain retirees on a noncontributory basis; however, in many cases, retirees are required to contribute all or a portion of the total cost of the coverage.

Defined Contribution Plans

We sponsor a defined contribution plan for employees not covered under collective bargaining agreements, and several smaller defined contribution plans for certain employees covered under collective bargaining agreements. We match, in cash, a portion of the participating employees' contributions. Matching contributions charged to expense were $161, $153 and $153 million for 2023, 2022 and 2021, respectively.

Beginning in 2023, non-union employees, including those previously accruing benefits in the UPS Retirement Plan, receive a retirement contribution of 5% to 8% (3% to 8% prior to 2023 for employees hired after July 1, 2016) of eligible compensation to the UPS 401(k) Savings Plan based on years of vesting service. Retirement contributions charged to expense were $380, $83 and $107 million for 2023, 2022 and 2021, respectively. In addition, the UPS 401(k) Savings Plan provides for transition contributions to certain participants hired prior to 2008. The amount charged to expense for transition contributions in 2023 was $128 million. There were no transition contributions in previous years.

Contributions under this plan are subject to maximum compensation and contribution limits for a tax-qualified defined contribution plan as prescribed by the IRS. The UPS Restoration Savings Plan is a non-qualified plan that provides benefits to certain participants in the UPS 401(k) Savings Plan for amounts that exceed these benefit limits.

Contributions are also made to defined contribution money purchase plans under certain collective bargaining agreements. Amounts charged to expense were $132, $119 and $112 million for 2023, 2022 and 2021, respectively.

We also sponsor certain international defined contribution plans, which are not individually material.

Net Periodic Benefit Cost

Information about net periodic benefit cost for the company-sponsored pension and postretirement defined benefit plans is as follows (in millions):

	U.S. Pension Benefits			U.S. Postretirement Medical Benefits			International Pension Benefits		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Net Periodic Benefit Cost:									
Service cost	$ 1,172	$ 2,024	$ 1,897	$ 20	$ 30	$ 28	$ 43	$ 68	$ 76
Interest cost	2,508	1,950	1,948	116	83	81	66	45	38
Expected return on plan assets	(2,967)	(3,280)	(3,327)	(12)	(4)	(5)	(84)	(78)	(68)
Amortization of prior service cost	106	93	139	2	—	7	1	1	2
Actuarial (gain) loss	393	(875)	(3,284)	—	—	24	(42)	(152)	(12)
Curtailment and settlement (gain) loss	—	—	—	—	—	—	8	(34)	—
Net periodic benefit cost	$ 1,212	$ (88)	$ (2,627)	$ 126	$ 109	$ 135	$ (8)	$ (150)	$ 36

Actuarial Assumptions

The table below provides the weighted-average actuarial assumptions used to determine the net periodic benefit cost:

	U.S. Pension Benefits			U.S. Postretirement Medical Benefits			International Pension Benefits		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Service cost discount rate	5.79 %	3.13 %	2.90 %	6.06 %	3.28 %	2.88 %	5.09 %	2.78 %	2.38 %
Interest cost discount rate	5.79 %	3.13 %	2.90 %	6.06 %	3.28 %	2.88 %	5.02 %	2.74 %	2.22 %
Rate of compensation increase	3.25 %	4.29 %	4.50 %	N/A	N/A	N/A	3.20 %	3.17 %	2.93 %
Expected return on plan assets	7.07 %	5.90 %	6.50 %	6.62 %	4.77 %	3.65 %	5.13 %	3.87 %	3.68 %
Cash balance interest credit rate	4.21 %	2.50 %	2.50 %	N/A	N/A	N/A	3.69 %	2.94 %	2.74 %

The table below provides the weighted-average actuarial assumptions used to determine the benefit obligations of our plans:

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2023	2022	2023	2022	2023	2022
Discount rate	5.42 %	5.79 %	5.80 %	6.06 %	4.21 %	4.63 %
Rate of compensation increase	3.25 %	3.25 %	N/A	N/A	3.19 %	3.20 %
Cash balance interest credit rate	3.83 %	4.21 %	N/A	N/A	3.31 %	3.69 %

A discount rate is used to determine the present value of our future benefit obligations. To determine the discount rate for our U.S. pension and postretirement benefit plans, we use a bond matching approach to select specific bonds that would satisfy our projected benefit payments. We believe the bond matching approach reflects the process we would employ to settle our pension and postretirement benefit obligations. For our international plans, the discount rate is determined by matching the expected cash flows of the plan, where available, or of a sample plan of similar duration, to a yield curve based on long-term, high quality fixed income debt instruments available as of the measurement date. These assumptions are updated each measurement date, which is typically annually.

As of December 31, 2023, the impact of each basis point change in the discount rate on the projected benefit obligation of our pension and postretirement medical benefit plans is as follows (in millions):

	Increase (Decrease) in the Projected Benefit Obligation	
	Pension Benefits	Postretirement Medical Benefits
One basis point increase in discount rate	$ (62)	$ (1)
One basis point decrease in discount rate	$ 65	$ 2

The Society of Actuaries ("SOA") published mortality tables and improvement scales are used in developing the best estimate of mortality for our U.S. plans. In October 2023, the SOA elected to not release a new mortality improvement scale. Based on our perspective of future longevity, we elected to maintain the MP 2021 mortality scale assumption for purposes of measuring pension and other postretirement benefit obligations.

Assumptions for the expected return on plan assets are used to determine a component of net periodic benefit cost for the year. The assumption for our U.S. plans is developed using a long-term projection of returns for each asset class. Our asset allocation targets are reviewed annually and, if necessary, updated taking into consideration plan changes, funded status and actual performance. The expected return for each asset class is a function of passive, long-term capital market assumptions and excess returns generated from active management. The capital market assumptions used are provided by independent investment advisors, while excess return assumptions are supported by historical performance, fund mandates and investment expectations. As a result of our long-term U.S. capital market assumptions and investment objectives for pension assets, the weighted-average long-term expected rate of return on assets increased from 5.90% during 2022 to 7.07% in 2023.

For plans outside the U.S., consideration is given to local market expectations of long-term returns. Strategic asset allocations are determined by plan, based on the nature of liabilities and considering the demographic composition of the plan participants.

Actuarial Assumptions - Central States Pension Fund

UPS was a contributing employer to the CSPF until 2007, at which time UPS withdrew from the CSPF. Under a collective bargaining agreement with the International Brotherhood of Teamsters ("IBT"), UPS agreed to provide coordinating benefits in the UPS/IBT Full-Time Employee Pension Plan ("UPS/IBT Plan") for UPS participants whose last employer was UPS and who had not retired as of January 1, 2008 ("the UPS Transfer Group") in the event that benefits are reduced by the CSPF consistent with the terms of our withdrawal agreement with the CSPF. Under this agreement, benefits to the UPS Transfer Group cannot be reduced without our consent and can only be reduced in accordance with law.

Subsequent to our withdrawal, the CSPF incurred extensive asset losses and indicated that it was projected to become insolvent. In such event, the CSPF benefits would be reduced to the legally permitted Pension Benefit Guaranty Corporation ("PBGC") limits, triggering the coordinating benefits provision in the collective bargaining agreement.

In 2021, the American Rescue Plan Act ("ARPA") was enacted into law. The ARPA contains provisions that allow for qualifying multiemployer pension plans to apply for special financial assistance ("SFA") from the PBGC, which will be funded by the U.S. government. Following SFA approval, a qualifying multiemployer pension plan will receive a lump sum payment to enable it to continue paying unreduced pension benefits through 2051. The multiemployer plan is not obligated to repay the SFA. The ARPA is intended to prevent both the PBGC and certain financially distressed multiemployer pension plans, including the CSPF, from becoming insolvent through 2051. The CSPF submitted an application for SFA that was approved in December 2022. In January 2023, $35.8 billion was paid to the CSPF by the PBGC.

The passage of the ARPA triggered a remeasurement of the UPS/IBT Plan under ASC Topic 715. Accordingly, we remeasured the plan assets and pension benefit obligation as of March 31, 2021, which resulted in an actuarial gain of $6.4 billion, reflecting a reduction of the liability for coordinating benefits of $5.1 billion and a gain from other updated actuarial assumptions of $1.3 billion. We recorded a gain of $3.1 billion in accumulated other comprehensive income within the equity section of our consolidated balance sheet and a mark-to-market gain of $3.3 billion within *Investment income and other* in our statement of consolidated income during the first quarter of 2021.

We account for the potential obligation to pay coordinating benefits under ASC Topic 715, which requires us to provide a best estimate of various actuarial assumptions in measuring our pension benefit obligation at the December 31 measurement date. As of December 31, 2023, our best estimate of coordinating benefits that may be required to be paid by the UPS/IBT Plan after SFA funds have been exhausted was immaterial.

The value of our estimate for future coordinating benefits will continue to be influenced by a number of factors, including interpretations of the ARPA, future legislative actions, actuarial assumptions and the ability of the CSPF to sustain its long-term commitments. Actual events may result in a change in our best estimate of the projected benefit obligation. We will continue to assess the impact of these uncertainties in accordance with ASC Topic 715.

Other Actuarial Assumptions

Healthcare cost trends are used to project future postretirement medical benefits payable from our plans. For purposes of measuring our U.S. plan obligations as of December 31, 2023, a 7.25% annual rate of increase in postretirement medical benefit costs was assumed; the rate was assumed to decrease gradually to 4.50% by 2035 and to remain at that level thereafter.

Funded Status

The following table discloses the funded status of our plans and the amounts recognized in our consolidated balance sheets as of December 31 (in millions):

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2023	2022	2023	2022	2023	2022
Funded Status:						
Fair value of plan assets	$ 43,491	$ 42,058	$ 98	$ 215	$ 1,893	$ 1,643
Benefit obligation	(47,712)	(43,504)	(1,974)	(2,016)	(1,601)	(1,416)
Funded status	$ (4,221)	$ (1,446)	$ (1,876)	$ (1,801)	$ 292	$ 227
Funded Status Recognized in our Balance Sheet:						
Other non-current assets	$ —	$ 1,408	$ —	$ —	$ 510	$ 416
Other current liabilities	(26)	(24)	(123)	(7)	(7)	(6)
Pension and postretirement benefit obligations	(4,195)	(2,830)	(1,753)	(1,794)	(211)	(183)
Net asset (liability)	$ (4,221)	$ (1,446)	$ (1,876)	$ (1,801)	$ 292	$ 227
Amounts Recognized in AOCI[1]:						
Unrecognized net prior service cost	$ (1,326)	$ (734)	$ (2)	$ (3)	$ (7)	$ (8)
Unrecognized net actuarial gain (loss)	(2,097)	80	129	201	99	115
Gross unrecognized cost	(3,423)	(654)	127	198	92	107
Deferred tax assets (liabilities)	831	168	(31)	(48)	(28)	(30)
Net unrecognized cost	$ (2,592)	$ (486)	$ 96	$ 150	$ 64	$ 77

[1] Accumulated Other Comprehensive Income (Loss)

The accumulated benefit obligation for our pension plans as of December 31, 2023 and 2022 was $49.2 and $44.8 billion, respectively. The accumulated benefit obligation for our postretirement medical benefit plans as of both December 31, 2023 and 2022 was $2.0 billion.

Benefit payments under the pension plans include $35 and $31 million paid from employer assets for the years ended December 31, 2023 and 2022, respectively. Benefit payments (net of participant contributions) under the postretirement medical benefit plans include $51 and $174 million paid from employer assets for the years ended December 31, 2023 and 2022, respectively. Such benefit payments from employer assets are also categorized as employer contributions.

As of December 31, 2023 and 2022, the projected benefit obligation, the accumulated benefit obligation and the fair value of plan assets for pension plans with benefit obligations in excess of plan assets were as follows (in millions):

	Projected Benefit Obligation Exceeds the Fair Value of Plan Assets		Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets	
	2023	2022	2023	2022
U.S. Pension Benefits:				
Projected benefit obligation	$ 47,712	$ 24,452	$ 47,712	$ 24,452
Accumulated benefit obligation	47,674	24,414	47,674	24,414
Fair value of plan assets	43,491	21,598	43,491	21,598
International Pension Benefits:				
Projected benefit obligation	$ 345	$ 311	$ 315	$ 274
Accumulated benefit obligation	304	278	281	246
Fair value of plan assets	127	121	100	86

The accumulated postretirement benefit obligation presented in the funded status table exceeds plan assets for all U.S. postretirement medical benefit plans.

Benefit Obligations and Fair Value of Plan Assets

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets as of the respective measurement dates in each year (in millions):

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2023	2022	2023	2022	2023	2022
Benefit Obligations:						
Projected benefit obligation at beginning of year	$ 43,504	$ 61,378	$ 2,016	$ 2,592	$ 1,416	$ 2,106
Service cost	1,172	2,024	20	30	43	68
Interest cost	2,508	1,950	116	83	66	45
Gross benefits paid	(2,437)	(2,151)	(265)	(268)	(46)	(45)
Plan participants' contributions	—	—	34	31	4	3
Plan amendments[1]	699	145	—	—	—	—
Actuarial (gain)/loss	2,266	(19,842)	53	(452)	99	(575)
Foreign currency exchange rate changes	—	—	—	—	51	(150)
Curtailments and settlements	—	—	—	—	(38)	(40)
Other	—	—	—	—	6	4
Projected benefit obligation at end of year	$ 47,712	$ 43,504	$ 1,974	$ 2,016	$ 1,601	$ 1,416

	U.S. Pension Benefits		U.S. Postretirement Medical Benefits		International Pension Benefits	
	2023	2022	2023	2022	2023	2022
Fair Value of Plan Assets:						
Fair value of plan assets at beginning of year	$ 42,058	$ 55,954	$ 215	$ 115	$ 1,643	$ 2,106
Actual return on plan assets	2,664	(13,657)	(8)	(15)	201	(349)
Employer contributions	1,206	1,912	122	352	65	78
Plan participants' contributions	—	—	34	31	4	3
Gross benefits paid	(2,437)	(2,151)	(265)	(268)	(46)	(45)
Foreign currency exchange rate changes	—	—	—	—	64	(144)
Curtailments and settlements	—	—	—	—	(38)	(6)
Other	—	—	—	—	—	—
Fair value of plan assets at end of year	$ 43,491	$ 42,058	$ 98	$ 215	$ 1,893	$ 1,643

[1] Plan amendments in 2023 and 2022 were related to collective bargaining agreements with the Teamsters and the Independent Pilots Association, respectively.

2023 - $2.4 billion pre-tax actuarial loss related to benefit obligations:

- *Discount Rates* ($2.3 billion pre-tax loss): The weighted-average discount rate for our pension and postretirement medical plans decreased from 5.77% as of December 31, 2022 to 5.40% as of December 31, 2023, primarily due to a decrease in credit spreads on AA-rated corporate bonds.

- *Demographic and Assumption Changes* ($0.1 billion pre-tax loss): This represents the difference between actual and estimated participant data and demographic factors, including healthcare cost trends, compensation changes, rates of termination, retirement, mortality and other changes.

2022 - $20.9 billion pre-tax actuarial gain related to benefit obligations:

- *Discount Rates* ($21.1 billion pre-tax gain): The weighted-average discount rate for our pension and postretirement medical plans increased from 3.11% as of December 31, 2021 to 5.77% as of December 31, 2022, primarily due to an increase in U.S. treasury yields, as well as an increase in credit spreads on AA-rated corporate bonds.

- *Demographic and Assumption Changes* ($0.2 billion pre-tax loss): This represents the difference between actual and estimated participant data and demographic factors, including healthcare cost trends, compensation changes, rates of termination, retirement, mortality and other changes.

Pension and Postretirement Plan Assets

Pension assets are invested in accordance with applicable laws and regulations, as well as investment guidelines established by plan trustees. The strategic asset mixes are specifically tailored for each plan given distinct factors, including liability and liquidity needs. Equities, alternative investments, and other higher-yielding assets are utilized to generate returns and promote growth. Derivatives, repurchase/reverse repurchase agreements and fixed income securities are utilized as tools for duration management, mitigating interest rate risk, and minimizing funded status volatility.

 The primary long-term investment objectives for pension assets are to provide for a reasonable amount of long-term capital growth to meet future obligations while minimizing risk exposures and reducing funded status volatility. To meet these objectives, investment managers are engaged to actively manage assets within the guidelines and strategies set forth by our investment committee. Active managers are monitored regularly and their performance is compared to applicable benchmarks.

Fair Value Measurements

Plan assets valued utilizing Level 1 inputs include equity investments, corporate debt instruments, U.S. government securities, derivatives and other instruments. Fair values were determined by closing prices for those securities traded on national stock exchanges, while securities traded in the over-the-counter market and listed securities for which no sale was reported on the valuation date are valued at the mean between the last reported bid and ask prices.

Level 2 assets include fixed income securities that are valued based on yields currently available on comparable securities of other issues with similar credit ratings; mortgage-backed securities that are valued based on cash flow and yield models using acceptable modeling and pricing conventions; certain investments that are pooled with other investments in a commingled fund; and derivatives and other instruments primarily valued using pricing models that rely on market observable inputs such as yield curves, foreign currency exchange rates and investment forward price. We value our investments in commingled funds by taking the percentage ownership of the underlying assets, each of which has a readily determinable fair value.

Fair value estimates for certain investments are based on unobservable inputs that are not corroborated by observable market data and are thus classified as Level 3.

Investments that do not have a readily determinable fair value, and which provide a net asset value ("NAV") or its equivalent developed consistent with FASB measurement principles, are valued using NAV as a practical expedient. These investments are not classified in Levels 1, 2, or 3 of the fair value hierarchy but instead included within the subtotals by asset category. Such investments include hedge funds, real estate investments, private debt and private equity funds. Investments in hedge funds are valued using the reported NAV as of December 31. Real estate investments, private debt and private equity funds are valued at NAV per the most recent partnership audited financial reports, and adjusted, as appropriate, for investment activity between the date of the financial reports and December 31. Due to the inherent limitations in obtaining a readily determinable fair value measurement for alternative investments, the fair values reported may differ from the values that would have been used had readily available market information for the alternative investments existed. These investments are described further below:

- Hedge Funds: Plan assets are invested in hedge funds that pursue multiple strategies to diversify risk and reduce volatility. Most of these hedge funds allow redemptions either quarterly or semi-annually after a two- to three-month notice period, while others allow for redemption after only a brief notification period with no restriction on redemption frequency. No unfunded commitments existed with respect to hedge funds as of December 31, 2023.

- Real Estate, Private Debt and Private Equity Funds: Plan assets are invested in limited partnership interests in various private equity, private debt and real estate funds. Limited provisions exist for the redemption of these interests by the limited partners that invest in these funds until the end of the term of the partnerships, typically ranging between 10 and 15 years from the date of inception. An active secondary market exists for similar partnership interests, although no particular value (discount or premium) can be guaranteed. As of December 31, 2023, unfunded commitments to such limited partnerships totaling approximately $3.3 billion are expected to be contributed over the remaining investment period, typically ranging between three and six years.

The fair values of U.S. and international pension and postretirement benefit plan assets by asset category as of December 31, 2023 and 2022 are presented below (in millions), as well as the percentage that each category comprises of our total plan assets and the respective target allocations. The tables have been updated from prior year presentation to show derivative assets and liabilities separately from other asset categories, primarily U.S. Government Securities, by type of underlying risk.

December 31, 2023	Total Assets[1]		Level 1		Level 2		Level 3		Percentage of Plan Assets	Percentage Target Allocation
Asset Category (U.S. Plans):										
Cash and Cash Equivalents	$	1,018	$	894	$	124	$	—	2.3 %	1-7%
Equity Securities:										
U.S. Large Cap		5,732		1,457		4,275		—		
U.S. Small Cap		335		335		—		—		
Emerging Markets		970		733		237		—		
Global Equity		62		62		—		—		
International Equity		3,065		861		2,204		—		
Total Equity Securities		10,164		3,448		6,716		—	23.3	15-45
Fixed Income Securities:										
U.S. Government Securities		18,024		17,236		788		—		
Corporate Bonds		7,041		62		6,979		—		
Global Bonds		602		1		601		—		
Municipal Bonds		6		—		6		—		
Total Fixed Income Securities		25,673		17,299		8,374		—	58.9	30-70
Other Investments:										
Hedge Funds		3,959		28		2,194		—	9.1	3-13
Private Equity		5,071		—		—		—	11.6	3-15
Private Debt		948		—		—		—	2.2	2-15
Real Estate		2,575		393		77		—	5.9	3-15
Structured Products[2]		169		—		169		—	0.4	0-5
Total Other Investments		12,722		421		2,440		—		
Derivatives and Other Instruments:										
Equity Risk		(136)		29		(165)		—	(0.3)	
Interest Rate Risk		(5,877)		(20)		(5,857)		—	(13.5)	
Other Risk[3]		25		(1)		26		—	0.1	
Total Derivatives and Other Instruments		(5,988)		8		(5,996)		—		
Total U.S. Plan Assets	$	43,589	$	22,070	$	11,658	$	—	100.0 %	
Asset Category (International Plans):										
Cash and Cash Equivalents	$	71	$	77	$	(6)	$	—	3.8 %	1-10
Equity Securities:										
Local Markets Equity		—		—		—		—		
U.S. Equity		89		—		89		—		
Emerging Markets		—		—		—		—		
International / Global Equity		20		20		—		—		
Total Equity Securities		109		20		89		—	5.8	1-10
Fixed Income Securities:										
Local Government Bonds		827		175		652		—		
Corporate Bonds		424		—		424		—		
Global Bonds		141		137		4		—		
Total Fixed Income Securities		1,392		312		1,080		—	73.5	50-75
Other Investments:										
Real Estate[1]		66		—		18		25	3.5	1-10
Other[1]		255		—		183		55	13.4	10-35
Total International Plan Assets	$	1,893	$	409	$	1,364	$	80	100.0 %	
Total Plan Assets	$	45,482	$	22,479	$	13,022	$	80		

[1] Includes certain investments that are measured at NAV per share (or its equivalent).
[2] Represents mortgage and asset-backed securities.
[3] Includes credit risk, foreign currency exchange risk and commodity risk.

December 31, 2022	Total Assets[1]	Level 1	Level 2	Level 3	Percentage of Plan Assets	Percentage Target Allocation
Asset Category (U.S. Plans):						
Cash and Cash Equivalents	$ 1,235	$ 870	$ 365	$ —	2.9 %	1-7%
Equity Securities:						
U.S. Large Cap	6,599	2,517	4,082	—		
U.S. Small Cap	698	698	—	—		
Emerging Markets	1,597	1,171	426	—		
Global Equity	1,168	1,168	—	—		
International Equity	3,555	1,663	1,892	—		
Total Equity Securities	13,617	7,217	6,400	—	32.2	20-45
Fixed Income Securities:						
U.S. Government Securities	15,165	14,633	532	—		
Corporate Bonds	6,129	7	6,122	—		
Global Bonds	670	—	670	—		
Municipal Bonds	9	—	9	—		
Total Fixed Income Securities	21,973	14,640	7,333	—	52.0	30-70
Other Investments:						
Hedge Funds	4,364	—	2,713	—	10.3	3-13
Private Equity	5,012	—	—	—	11.9	3-15
Private Debt	829	—	—	—	2.0	1-15
Real Estate	2,415	267	69	—	5.7	3-15
Structured Products[2]	170	—	170	—	0.4	0-5
Total Other Investments	12,790	267	2,952	—		
Derivative and Other Instruments:						
Equity Risk Contracts	(87)	(6)	(81)	—	(0.2)	
Interest Rate Risk Contracts	(7,280)	(4)	(7,276)	—	(17.2)	
Other Risk[3]	25	(1)	26	—	—	
Total Derivative and Other Instruments	(7,342)	(11)	(7,331)	—		
Total U.S. Plan Assets	$ 42,273	$ 22,983	$ 9,719	$ —	100.0 %	
Asset Category (International Plans):						
Cash and Cash Equivalents	$ 147	$ 70	$ 77	$ —	8.9 %	1-10
Equity Securities:						
Local Markets Equity	138	—	138	—		
U.S. Equity	(3)	—	(3)	—		
Emerging Markets	—	—	—	—		
International / Global Equity	298	36	262	—		
Total Equity Securities	433	36	397	—	26.4	20-50
Fixed Income Securities:						
Local Government Bonds	91	59	32	—		
Corporate Bonds	494	—	494	—		
Global Bonds	119	98	21	—		
Total Fixed Income Securities	704	157	547	—	42.8	35-55
Other Investments:						
Real Estate[1]	95	—	48	25	5.8	1-10
Other[1]	264	—	190	52	16.1	1-30
Total International Plan Assets	$ 1,643	$ 263	$ 1,259	$ 77	100.0 %	
Total Plan Assets	$ 43,916	$ 23,246	$ 10,978	$ 77		

[1] Includes certain investments that are measured at NAV per share (or its equivalent).
[2] Represents mortgage and asset-backed securities.
[3] Includes credit risk, foreign currency exchange risk and commodity risk.

The following table presents the changes in the Level 3 instruments measured on a recurring basis for the years ended December 31, 2023 and 2022 (in millions):

	Corporate Bonds	Other	Total
Balance as of January 1, 2022	$ 14	$ 74	$ 88
Actual Return on Assets:			
Assets Held at End of Year	—	(2)	(2)
Assets Sold During the Year	(35)	—	(35)
Purchases	482	9	491
Sales	(460)	(4)	(464)
Transfers Into (Out of) Level 3	(1)	—	(1)
Balance as of December 31, 2022	$ —	$ 77	$ 77
Actual Return on Assets:			
Assets Held at End of Year	—	4	4
Assets Sold During the Year	2	—	2
Purchases	450	2	452
Sales	(452)	(3)	(455)
Transfers Into (Out of) Level 3	—	—	—
Balance as of December 31, 2023	$ —	$ 80	$ 80

There were no shares of UPS class A or class B common stock directly held in plan assets as of December 31, 2023 or 2022.

Expected Cash Flows

Information about expected cash flows for our pension and postretirement medical benefit plans is as follows (in millions):

	U.S. Pension Benefits	U.S. Postretirement Medical Benefits	International Pension Benefits
Expected Employer Contributions:			
2024 to plan trust	$ 1,200	$ 74	$ 37
2024 to plan participants	27	92	7
Expected Benefit Payments:			
2024	$ 2,238	$ 216	$ 50
2025	2,371	206	55
2026	2,506	196	62
2027	2,643	187	69
2028	2,777	177	77
2029 - 2033	15,637	760	473

Our funding policy guideline for U.S. plans is to contribute amounts annually that are at least equal to the amounts required by applicable laws and regulations. International plans will be funded in accordance with local regulations. Additional discretionary contributions may be made when deemed appropriate to meet the long-term obligations of the plans. Expected benefit payments for pensions will be paid primarily from plan trusts. Expected benefit payments for postretirement medical benefits will be paid from plan trusts and corporate assets.

NOTE 6. MULTIEMPLOYER EMPLOYEE BENEFIT PLANS

We contribute to a number of multiemployer pension plans under the terms of collective bargaining agreements that cover our union-represented employees. These plans generally provide for retirement, death and/or termination benefits for eligible employees within the applicable collective bargaining units, based on specific eligibility and participation requirements, vesting periods and benefit formulas. The risks of participating in multiemployer plans are different from single-employer plans in the following respects:

- Assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

- If we negotiate to cease participating in a multiemployer pension plan, we may be required to pay that plan an amount based on our allocable share of its underfunded status, referred to as a "withdrawal liability". However, cessation of participation in a multiemployer plan and subsequent payment of any withdrawal liability is subject to the collective bargaining process.

- If any of the multiemployer pension plans in which we participate enter critical status, and our contributions are not sufficient to satisfy any rehabilitation plan funding schedule, we could be required under the Pension Protection Act of 2006 to make additional surcharge contributions to the multiemployer pension plan in the amount of five to ten percent of the existing contributions required by our labor agreement. Such surcharges would cease upon the ratification of a new collective bargaining agreement and could not reoccur unless a plan re-entered critical status at a later date.

The discussion that follows sets forth the impact on our results of operations and cash flows for the years ended December 31, 2023, 2022 and 2021 from our participation in multiemployer pension plans. As part of the overall collective bargaining process for wage and benefit levels, we have agreed to contribute certain amounts to these plans during the contract period. The plans set benefit levels and are responsible for benefit delivery to participants. Future contributions to the plans are determined only through collective bargaining, and we have no additional legal or constructive obligation to increase contributions beyond the agreed-upon amounts (except potential surcharges under the Pension Protection Act of 2006 described above).

The number of employees covered by multiemployer pension plans in 2023 decreased relative to 2022 as we reduced union headcount due to the reduction in volume. The number of covered employees in 2022 was relatively flat compared to 2021. Contribution rates increased in accordance with the terms of our collective bargaining agreements. There have been no other significant changes that affect the comparability of 2023, 2022 and 2021 contributions. We recognize expense for the contractually-required contributions for each period, and we recognize a liability for any contributions due and unpaid at the end of a reporting period.

Status of Collective Bargaining Agreements

We have approximately 310,000 employees in the U.S. employed under a national master agreement and various supplemental agreements with local unions affiliated with the Teamsters. These agreements were scheduled to expire on July 31, 2023. In September 2023, a new national master agreement with the Teamsters was ratified. This agreement contains wage and health and welfare benefit rate increases for our covered part-time and full-time Teamster employees.

We have approximately 10,000 employees in Canada employed under a collective bargaining agreement with the Teamsters which runs through July 31, 2025.

We have approximately 3,300 pilots who are employed under a collective bargaining agreement with the Independent Pilots Association. This collective bargaining agreement becomes amendable September 1, 2025.

We have approximately 1,900 airline mechanics who are covered by a collective bargaining agreement with Teamsters Local 2727 which becomes amendable November 1, 2026. In addition, approximately 3,000 of our auto and maintenance mechanics who are not employed under agreements with the Teamsters are employed under collective bargaining agreements with the International Association of Machinists and Aerospace Workers ("IAM"). The collective bargaining agreement with the IAM runs through July 31, 2024.

Multiemployer Pension Plans

The following table outlines our participation in multiemployer pension plans as of December 31, 2023, 2022 and 2021, and sets forth our calendar year contributions and accruals for each plan.

The *EIN/Pension Plan Number* column provides the Employer Identification Number ("EIN") and the three-digit plan number. The most recent Pension Protection Act zone status available in 2023 and 2022 relates to each plan's two most recent fiscal year ends. The zone status is based on information that we received from the plans' administrators and is certified by each plan's actuary. Plans certified in the red zone are generally less than 65% funded; plans certified in the orange zone are both less than 80% funded and have an accumulated funding deficiency, or are expected to have a deficiency in any of the next six plan years; plans certified in the yellow zone are less than 80% funded; and plans certified in the green zone are at least 80% funded.

The *FIP / RP Status Pending / Implemented column* indicates whether a financial improvement plan ("FIP") for yellow/ orange zone plans, or a rehabilitation plan ("RP") for red zone plans, is either pending or has been implemented. As of December 31, 2023, all plans that have either a FIP or RP requirement have had the respective plan implemented. Our collectively-bargained contributions satisfy the requirements of all implemented FIPs and RPs and do not currently require the payment of any surcharges. In addition, minimum contributions outside of the agreed-upon contractual rates are not required.

For the plans detailed in the following table, the expiration date of the associated collective bargaining agreements is July 31, 2028, with the exception of the IAM National Pension Fund / National Pension Plan, which has a July 31, 2024 associated expiration date. For all plans detailed in the following table, we provided more than 5% of the total plan contributions from all employers for 2023, 2022 and 2021, as disclosed in the annual filing with the Department of Labor for each respective plan.

Certain plans have been aggregated in the *All Other Multiemployer Pension Plans* line in the following table, as contributions to each of these plans are not individually material.

Pension Fund	EIN / Pension Plan Number	Pension Protection Act Zone Status		FIP / RP Status Pending / Implemented		UPS Contributions and Accruals (in millions)			Surcharge Imposed
		2023	2022			2023	2022	2021	
Alaska Teamster-Employer Pension Plan	92-6003463-024	Red	Red	Yes	Implemented	10	10	9	No
Central Pennsylvania Teamsters Defined Benefit Plan	23-6262789-001	Green	Green	No	NA	82	75	65	No
Eastern Shore Teamsters Pension Fund	52-0904953-001	Green	Green	No	NA	10	10	8	No
Employer-Teamsters Local Nos. 175 & 505 Pension Trust Fund	55-6021850-001	Red	Red	Yes	Implemented	21	21	18	No
Hagerstown Motor Carriers and Teamsters Pension Fund	52-6045424-001	Green	Red	No	NA	13	13	12	No
I.A.M. National Pension Fund / National Pension Plan	51-6031295-002	Red	Red	Yes	Implemented	50	48	48	No
International Brotherhood of Teamsters Union Local No. 710 Pension Fund	36-2377656-001	Green	Green	No	NA	196	191	180	No
Local 705, International Brotherhood of Teamsters Pension Plan	36-6492502-001	Green	Green	No	NA	138	136	131	No
Local 804 I.B.T. & Local 447 I.A.M.—UPS Multiemployer Retirement Plan	51-6117726-001	Green	Green	No	NA	143	144	135	No
Milwaukee Drivers Pension Trust Fund	39-6045229-001	Green	Green	No	NA	62	62	58	No
New England Teamsters & Trucking Industry Pension Fund	04-6372430-001	Red	Red	Yes	Implemented	234	167	145	No
New York State Teamsters Conference Pension and Retirement Fund	16-6063585-074	Red	Red	Yes	Implemented	139	149	147	No
Teamster Pension Fund of Philadelphia and Vicinity	23-1511735-001	Green	Green	No	NA	98	100	94	No
Teamsters Joint Council No. 83 of Virginia Pension Fund	54-6097996-001	Green	Green	No	NA	98	98	89	No
Teamsters Local 639—Employers Pension Trust	53-0237142-001	Green	Green	No	NA	84	85	80	No
Teamsters Negotiated Pension Plan	43-6196083-001	Green	Green	No	NA	49	49	45	No
Truck Drivers and Helpers Local Union No. 355 Retirement Pension Plan	52-6043608-001	Green	Green	No	NA	28	30	29	No
United Parcel Service, Inc.—Local 177, I.B.T. Multiemployer Retirement Plan	13-1426500-419	Green	Green	No	NA	122	124	116	No
Western Conference of Teamsters Pension Plan	91-6145047-001	Green	Green	No	NA	1,254	1,310	1,260	No
Western Pennsylvania Teamsters and Employers Pension Fund	25-6029946-001	Red	Red	Yes	Implemented	46	46	40	No
All Other Multiemployer Pension Plans						76	73	78	
					Total Contributions	$2,953	$2,941	$2,787	

Agreement with the New England Teamsters and Trucking Industry Pension Fund

In 2012, we reached an agreement with the New England Teamsters and Trucking Industry Pension Fund ("NETTI Fund"), a multiemployer pension plan in which UPS is a participant, to restructure the pension liabilities for approximately 10,200 UPS employees represented by the Teamsters. As of December 31, 2023 and 2022, we had $813 and $821 million, respectively, recognized in *Other Non-Current Liabilities* and $9 and $8 million, respectively, recorded in *Other current liabilities* in our consolidated balance sheets, representing the remaining balance of the NETTI Fund withdrawal liability. This liability is payable in equal monthly installments over a remaining term of approximately 39 years. Based on the borrowing rates currently available to us for long-term financing of a similar maturity, the fair value of the NETTI Fund withdrawal liability as of December 31, 2023 and 2022 was $710 and $686 million, respectively. We utilized Level 2 inputs in the fair value hierarchy to determine the fair value of this liability.

Multiemployer Health and Welfare Plans

We also contribute to a number of multiemployer health and welfare plans covering both active and retired employees. Healthcare benefits are provided to participants who meet certain eligibility requirements as covered under the applicable collective bargaining unit. The following table sets forth our calendar year plan contributions and accruals. Certain plans have been aggregated in the *All Other Multiemployer Health and Welfare Plans* line, as the contributions to each of these plans are not individually material.

Health and Welfare Fund	UPS Contributions and Accruals (in millions)		
	2023	2022	2021
Bay Area Delivery Drivers	$ 40	$ 40	$ 41
Central Pennsylvania Teamsters Health & Pension Fund	46	42	39
Central States, South East & South West Areas Health and Welfare Fund	3,712	3,497	3,374
Delta Health Systems—East Bay Drayage Drivers	39	39	39
Joint Council #83 Health & Welfare Fund	63	62	56
Local 401 Teamsters Health & Welfare Fund	23	22	19
Local 804 Welfare Trust Fund	131	129	123
Milwaukee Drivers Pension Trust Fund—Milwaukee Drivers Health and Welfare Trust Fund	64	62	59
New York State Teamsters Health & Hospital Fund	87	89	91
Northern California General Teamsters (DELTA)	206	211	209
Northern New England Benefit Trust	83	87	81
Oregon / Teamster Employers Trust	69	70	66
Teamsters 170 Health & Welfare Fund	21	25	24
Teamsters Benefit Trust	57	58	60
Teamsters Local 175 & 505 Health and Welfare Fund	20	20	17
Teamsters Local 191 Health Fund	29	17	17
Teamsters Local 251 Health & Insurance Plan	22	26	26
Teamsters Local 638 Health Fund	73	70	66
Teamsters Local 639—Employers Health & Pension Trust Funds	36	38	40
Teamsters Local 671 Health Services & Insurance Plan	24	25	24
Teamsters Union 25 Health Services & Insurance Plan	73	75	74
Teamsters Western Region & Local 177 Health Care Plan	1,076	1,035	980
Truck Drivers and Helpers Local 355 Baltimore Area Health & Welfare Fund	23	23	23
Utah-Idaho Teamsters Security Fund	54	54	52
Washington Teamsters Welfare Trust	88	88	83
All Other Multiemployer Health and Welfare Plans	109	129	130
Total Contributions	$ 6,268	$ 6,033	$ 5,813

NOTE 7. GOODWILL AND INTANGIBLE ASSETS

The following table indicates the allocation of goodwill (in millions):

	U.S. Domestic Package		International Package		Supply Chain Solutions		Consolidated	
Balance as of January 1, 2022	$	847	$	403	$	2,442	$	3,692
Acquired		—		105		491		596
Currency / Other		—		(16)		(49)		(65)
Balance as of December 31, 2022	$	847	$	492	$	2,884	$	4,223
Acquired		—		4		723		727
Impairments		—		—		(125)		(125)
Currency / Other		—		7		40		47
Balance as of December 31, 2023	$	847	$	503	$	3,522	$	4,872

2023 Goodwill Activity

Goodwill acquired during 2023 was primarily associated with our acquisitions of MNX Global Logistics and Happy Returns, which are both reported within Supply Chain Solutions. It also reflects the 2023 completion of purchase accounting allocations from our 2022 acquisition of Bomi Group and other immaterial transactions completed during 2023. See note 8 for further discussion of business acquisitions.

As described in more detail below, during 2023 we recorded non-cash goodwill impairment charges of $125 million, comprised of: $56 million related to our Roadie reporting unit, $61 million related to our Delivery Solutions reporting unit, which represented all of the goodwill associated with that reporting unit, and an immaterial charge resulting from the closure of a trade management services business within Supply Chain Solutions.

The remaining changes were due to the impact of changes in the value of the U.S. Dollar on the translation of non-U.S. Dollar goodwill balances.

2022 Goodwill Activity

Goodwill acquired during 2022 was primarily associated with our acquisitions of Delivery Solutions and Bomi Group. Goodwill associated with Delivery Solutions was reported in Supply Chain Solutions as of December 31, 2022. Goodwill associated with Bomi Group is reported in International Package and Supply Chain Solutions.

The remaining changes were due to the impact of changes in the value of the U.S. Dollar on the translation of non-U.S. Dollar goodwill balances.

Goodwill Impairment

We complete our annual goodwill impairment test as of July 1 on a reporting unit basis. In developing our valuation assumptions underlying the annual impairment test in 2023, we determined that the cost of capital for our Roadie and Delivery Solutions reporting units had increased, driven by increases in the risk-free interest rate and volatility of the stock prices of market comparables. The results of our annual test using these assumptions indicated that the carrying values of our Roadie and Delivery Solutions reporting units exceeded their estimated fair values and as a result, we recorded the impairment charges described above.

In addition to our annual impairment test, we are also required to conduct interim impairment tests when changes in circumstances indicate an impairment may have occurred between annual tests. In connection with matters resulting in the Coyote trade name impairment discussed below, we performed an interim test of the goodwill associated with our Coyote reporting unit as of December 31, 2023. While this interim test did not indicate an impairment, we continue to monitor this reporting unit and may be required to perform additional interim tests in future periods as facts and circumstances evolve.

Within our consolidated goodwill balance of $4.9 billion as of December 31, 2023, approximately $0.9 billion was represented by certain reporting units within Supply Chain Solutions, including Coyote and Roadie, that had a limited excess of fair value as of the most recent valuation.

We did not record any goodwill impairment charges for the years ended December 31, 2022 or 2021. Cumulatively, we have recorded $1.2 billion of goodwill impairment charges in Supply Chain Solutions, while our International and U.S. Domestic Package segments have not recorded any goodwill impairment charges.

Intangible Assets

The following is a summary of intangible assets as of December 31, 2023 and 2022 (in millions):

	Gross Carrying Amount		Accumulated Amortization		Net Carrying Value		Weighted-Average Amortization Period (in years)
December 31, 2023							
Capitalized software	$	5,839	$	(3,900)	$	1,939	6.8
Licenses		30		(7)		23	4.1
Franchise rights		291		(49)		242	20.0
Customer relationships		1,115		(516)		599	12.2
Trade name		172		(30)		142	8.1
Trademarks, patents and other		320		(53)		267	8.8
Amortizable intangible assets	$	7,767	$	(4,555)	$	3,212	8.2
Indefinite-lived intangible assets		93		—		93	
Total Intangible Assets	$	7,860	$	(4,555)	$	3,305	
December 31, 2022							
Capitalized software	$	5,186	$	(3,500)	$	1,686	
Licenses		55		(30)		25	
Franchise rights		226		(37)		189	
Customer relationships		872		(453)		419	
Trade name		125		(8)		117	
Trademarks, patents and other		183		(27)		156	
Amortizable intangible assets	$	6,647	$	(4,055)	$	2,592	
Indefinite-lived intangible assets		204		—		204	
Total Intangible Assets	$	6,851	$	(4,055)	$	2,796	

A trade name and licenses with carrying values of $89 and $4 million, respectively, as of December 31, 2023 are deemed to be indefinite-lived intangible assets, and therefore are not amortized. These assets are reported within Supply Chain Solutions. Impairment tests for indefinite-lived intangible assets are performed annually, or more frequently if required. Our annual test as of July 1 indicated that the fair value of the Coyote trade name was in excess of its carrying value, although the excess was less than 10 percent.

Since the July 1 testing date, our truckload brokerage business continued to be negatively impacted by market conditions, which resulted in revenue declines. In response, during the fourth quarter of 2023, we began to evaluate strategic alternatives for this business. As a result, we tested the Coyote trade name for impairment as of December 31, 2023, using forecasts that reflected updated market conditions and our evaluation of strategic alternatives related to this business. We concluded that the carrying value of the trade name exceeded its estimated fair value and recorded an impairment charge of $111 million within *Other expenses* in our statement of consolidated income. The revised carrying value of this trade name as of December 31, 2023 was $89 million. The trade name continues to be indefinite-lived.

All of our other recorded intangible assets are deemed to be finite-lived and are amortized over their estimated useful lives. Impairment tests for these assets are performed when a triggering event occurs that may indicate that the carrying value of the intangible asset may not be recoverable. Additionally, a decision to sell or abandon an intangible asset before the end of its useful life may result in an impairment charge. Impairments of finite-lived intangible assets were $8, $17 and $19 million in 2023, 2022, and 2021, respectively.

Amortization of intangible assets was $597, $525 and $475 million in each of 2023, 2022 and 2021, respectively. Expected amortization of finite-lived intangible assets recorded as of December 31, 2023 for the next five years is as follows (in millions): 2024—$685; 2025—$588; 2026—$482; 2027—$401; 2028—$306. Amortization expense in future periods will be affected by business acquisitions and divestitures, software development, licensing agreements, purchases of development areas or similar franchise rights and other factors.

NOTE 8. ACQUISITIONS

In November 2023, we acquired Happy Returns, a technology-focused company that provides innovative end-to-end returns services, and MNX Global Logistics, a global time-critical and temperature-sensitive logistics provider. These businesses are reported within Supply Chain Solutions. The impact of these acquisitions to our consolidated revenue and net income in 2023 was not material.

During 2023, we also acquired franchise development areas for The UPS Store, which are recorded as intangible assets within Supply Chain Solutions. Other acquisitions completed within International Package and Supply Chain Solutions during the period were immaterial.

The aggregate purchase price for acquisitions in 2023 was approximately $1.3 billion, net of cash acquired. Acquisitions were funded using cash from operations.

The estimated fair values of assets acquired and liabilities assumed are subject to change based on completion of our purchase accounting. Certain areas, including the fair value of equity method investments included within *Other Non-Current Asset*s and our estimates of tax positions, are preliminary as of December 31, 2023. The preliminary purchase price allocation for acquired companies can be modified for up to one year from the date of acquisition. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of the acquisition dates (in millions):

	2023
Cash and cash equivalents	$ 18
Accounts receivable	62
Other current assets	11
Property, Plant and Equipment	20
Operating Lease Right-Of-Use Assets	17
Goodwill	742
Intangible Assets[1]	550
Other Non-Current Assets	49
Accounts Payable and other current liabilities	(65)
Non-Current Operating Leases	(11)
Deferred Income Tax Liabilities	(46)
Total purchase price	$ 1,347

[1] Includes $64 million for acquisitions of development areas for The UPS Store.

Goodwill recognized upon acquisition of approximately $742 million is attributable to expected synergies from future growth. We assigned $738 million of goodwill to Supply Chain Solutions and $4 million to our International Package segment. A portion of the goodwill acquired is expected to be deductible for income tax purposes.

Intangible assets acquired of approximately $550 million consist of $249 million of customer relationships (amortized over a weighted average of 15 years), $64 million of franchise rights (amortized over 20 years), $165 million of developed technology and software (amortized over a weighted average of 11 years), $45 million of trade names (amortized over a weighted average of 9 years) and $27 million of other intangible assets (amortized over a weighted average of 3 years). The carrying value of accounts receivable approximates fair value.

Acquisition-related costs in 2023 were approximately $12 million. These were expensed as incurred and included in *Other expenses* within our statement of consolidated income.

In 2022, we acquired Delivery Solutions, a digital platform that optimizes customer deliveries across multiple networks and provides real-time customer tracking and notifications. We also acquired Bomi Group to accelerate our growth in healthcare logistics by expanding our international presence and increasing our cold chain capabilities in major European and Latin American markets. Delivery Solutions and Bomi Group are both reported within Supply Chain Solutions.

During 2022, we also acquired development areas for The UPS Store, which are recorded as intangible assets within Supply Chain Solutions.

The aggregate purchase price for acquisitions in 2022 was approximately $755 million, net of cash acquired. Acquisitions were funded using cash from operations.

The following table summarizes the final purchase price allocation (in millions):

	2022
Cash and cash equivalents	$ 29
Accounts receivable	86
Other current assets	17
Property, Plant and Equipment	63
Operating Lease Right-Of-Use Assets	111
Goodwill	581
Intangible Assets[1]	381
Accounts Payable and other current liabilities	(150)
Non-Current Operating Leases	(85)
Long-Term Debt and Finance Leases	(183)
Deferred Income Tax Liabilities	(66)
Total purchase price	$ 784

[1] Includes $113 million for acquisitions of development areas for The UPS Store.

Goodwill recognized of approximately $581 million, including immaterial measurement period adjustments, was attributable to expected synergies from future growth, including synergies in our International Package segment. We allocated $105 and $476 million of goodwill to reporting units within International Package and Supply Chain Solutions, respectively. Deductible goodwill for income tax purposes was not material.

Intangible assets acquired of approximately $381 million consisted of $177 million of customer relationships (amortized over a weighted average of 15 years), $113 million of franchise rights (amortized over 20 years), $70 million of trade names (amortized over a weighted average of 5 years), $14 million of technology (amortized over a weighted average of 6 years) and $7 million in other intangibles (amortized over a weighted average of 5 years). The carrying value of accounts receivable approximated fair value.

Acquisition-related costs in 2022 were approximately $25 million. These were expensed as incurred and included in *Other expenses* within the statement of consolidated income.

In 2021, we acquired Roadie, a technology platform that provides local same-day delivery with operations throughout the United States. The Roadie technology platform is purpose-built to connect merchants and consumers with contract drivers to enable efficient and scalable same-day local delivery services for items that are not compatible with the UPS network. The acquisition was funded using cash from operations. We report Roadie within Supply Chain Solutions.

The following table summarizes the final purchase price allocation (in millions):

	2021
Cash and cash equivalents	$ 12
Accounts receivable	15
Goodwill	375
Intangible Assets	231
Deferred Income Tax Liabilities	(47)
Total purchase price	$ 586

Goodwill recognized of approximately $375 million was attributable to expected synergies from future growth, including synergies in our U.S. Domestic Package segment. We allocated $243 and $132 million of the recognized goodwill to Supply Chain Solutions and U.S. Domestic Package, respectively. None of the goodwill is deductible for income tax purposes.

Intangible assets acquired of approximately $231 million primarily consisted of $145 million of technology (amortized over 8 years), $67 million of trade name (amortized over 10 years) and $19 million in other intangibles (amortized over an average of 8 years). The carrying value of accounts receivable approximated fair value.

Acquisition-related costs were not material, and were expensed as incurred and included in *Other expenses* within our statement of consolidated income.

NOTE 9. DEBT AND FINANCING ARRANGEMENTS

The carrying value of our outstanding debt obligations, as of December 31, 2023 and 2022 consists of the following (in millions):

	Principal Amount	Maturity	Carrying Value 2023	Carrying Value 2022
Commercial paper	$ 2,195	2024	$ 2,172	$ —
Fixed-rate senior notes:				
2.500% senior notes	—	2023	—	999
2.800% senior notes	500	2024	499	499
2.200% senior notes	400	2024	400	399
3.900% senior notes	1,000	2025	999	997
2.400% senior notes	500	2026	499	499
3.050% senior notes	1,000	2027	996	995
3.400% senior notes	750	2029	747	747
2.500% senior notes	400	2029	398	397
4.450% senior notes	750	2030	745	744
4.875% senior notes	900	2033	894	—
6.200% senior notes	1,500	2038	1,485	1,485
5.200% senior notes	500	2040	494	494
4.875% senior notes	500	2040	491	491
3.625% senior notes	375	2042	369	369
3.400% senior notes	500	2046	492	492
3.750% senior notes	1,150	2047	1,138	1,137
4.250% senior notes	750	2049	743	743
3.400% senior notes	700	2049	689	688
5.300% senior notes	1,250	2050	1,232	1,231
5.050% senior notes	1,100	2053	1,083	—
Floating-rate senior notes:				
Floating-rate senior notes	—	2023	—	500
Floating-rate senior notes	1,562	2049-2073	1,545	1,027
Debentures:				
7.620% debentures	276	2030	280	280
Pound Sterling Notes:				
5.500% notes	85	2031	84	79
5.125% notes	579	2050	550	521
Euro Senior Notes:				
0.375% senior notes	—	2023	—	745
1.625% senior notes	775	2025	774	744
1.000% senior notes	554	2028	551	531
1.500% senior notes	554	2032	551	530
Canadian senior notes:				
2.125% senior notes	567	2024	566	553
Finance lease obligations (see note 11)	472	2024 – 2046	472	390
Facility notes and bonds	320	2029 – 2045	320	320
Other debt	6	2024 – 2025	6	36
Total debt	$ 22,470		22,264	19,662
Less: current maturities			(3,348)	(2,341)
Long-term debt			$ 18,916	$ 17,321

Commercial Paper

We are authorized to borrow up to $10.0 billion under a U.S. commercial paper program and €5.0 billion (in a variety of currencies) under a European commercial paper program. As of December 31, 2023, we had $2.2 billion outstanding under our U.S. commercial paper program with an average interest rate of 5.45%. The entire balance was classified as a current liability in our consolidated balance sheet as of December 31, 2023. There was no commercial paper outstanding as of December 31, 2022. The amount of commercial paper outstanding under these programs in 2024 is expected to fluctuate.

Debt Classification

As of December 31, 2023, we continued to classify our 2.200% senior notes with a principal balance of $400 million that mature in September 2024 as long-term debt in our consolidated balance sheet based on our intent and ability to refinance the debt.

Debt Repayments

On April 1, 2023, our 2.500% senior notes with a principal balance of $1.0 billion and our floating-rate senior notes with a principal balance of $500 million matured and were repaid in full. On November 15, 2023, our 0.375% Euro senior notes with a principal balance of €700 million ($749 million) matured and were repaid in full. Additionally, during 2023, we repaid $23 million of debt assumed in the Bomi Group acquisition.

Debt Issuances

On February 23, 2023, we issued two series of notes in the principal amounts of $900 million and $1.1 billion. These notes bear interest at 4.875% and 5.050%, respectively, and mature on March 3, 2033, and March 3, 2053, respectively. Interest on the notes is payable semi-annually, beginning September 2023. Each series of notes is callable at our option at a redemption price equal to the greater of 100% of the principal amount, or the sum of the present values of scheduled payments of principal and interest, plus accrued and unpaid interest.

On March 7, 2023, we issued floating rate senior notes with a principal balance of $529 million. These notes bear interest at a rate equal to the compounded Secured Overnight Financing Rate ("SOFR") less 0.350% per year and mature on March 15, 2073. Interest on the notes is payable quarterly, beginning June 2023. These notes are callable at various times after 30 years at a stated percentage of par value and are redeemable at the option of the note holders at various times after one year at a stated percentage of par value.

Fixed-Rate Senior Notes

All of our fixed-rate notes pay interest semi-annually and allow for redemption by us at any time by paying the greater of the principal amount or a "make-whole" amount, plus accrued interest. We subsequently entered into interest rate swaps on certain of these notes, which effectively converted the fixed interest rates on the notes to variable interest rates. The average interest rates payable on the notes where fixed interest rates were swapped to variable interest rates, including the impact of the interest rate swaps, for the years ended December 31, 2023 and 2022 were as follows:

	Principal		Average Effective Interest Rate	
	Value	Maturity	2023	2022
2.450% senior notes	1,000	2022	— %	1.75 %

There were no outstanding interest rate swaps as of December 31, 2023.

Reference Rate Reform

Our floating-rate senior notes that mature between 2049 and 2067 initially bore interest at rates that referenced the London Interbank Offer Rate ("LIBOR") for U.S. Dollars. As part of a broader program of reference rate reform, U.S. Dollar LIBOR rates ceased to be published after June 2023. Beginning July 1, 2023, we transitioned these notes to an alternative reference rate, SOFR, which was adopted in accordance with recommendations of the Alternative Reference Rates Committee.

Floating-Rate Senior Notes

We had floating-rate senior notes in the principal amounts of $500 and $400 million that matured in 2023 and 2022, and bore interest at three-month LIBOR plus spreads of 45 and 38 basis points, respectively. The average interest rate on these notes for 2023 and 2022 was 5.32% and 1.93%, respectively.

Our outstanding floating-rate senior notes with principal amounts totaling $1.6 billion bear interest at either thirty-day, ninety-day or compounded SOFR, less a spread ranging from 4 to 35 basis points. These notes have maturities ranging from 2049 through 2073. Interest is payable monthly for notes maturing through 2053 and quarterly for notes maturing from 2064 through 2073.

The average interest rate on the outstanding floating-rate senior notes for 2023 and 2022 was 4.75% and 1.44%, respectively. These notes are callable at various times after 30 years at a stated percentage of par value, and redeemable at the option of the note holders at various times after one year at a stated percentage of par value. We have classified these floating-rate senior notes as long-term liabilities in our consolidated balance sheets, due to our intent and ability to refinance the debt if the put option is exercised.

7.620% Debentures

The $276 million debentures have a maturity of April 1, 2030. These debentures are redeemable in whole or in part at any time at our option. The redemption price is equal to the greater of the principal amount plus accrued interest, or the present value of remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark treasury yield plus five basis points, plus accrued interest. Interest is payable semi-annually in April and October, and the debentures are not subject to sinking fund requirements.

Pound Sterling Notes

The Pound Sterling notes consist of two separate tranches, as follows:

- Notes with a principal amount of £66 million accrue interest at a fixed rate of 5.50% and are due in February 2031. Interest is payable semi-annually and these notes are not callable.

- Notes with a principal amount of £455 million accrue interest at a fixed rate of 5.125% and are due in February 2050. Interest is payable semi-annually. These notes are callable at our option at a redemption price equal to the greater of the principal amount plus accrued interest, or the present value of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark U.K. government bond yield plus 15 basis points, plus accrued interest.

Euro Senior Notes

The Euro notes consist of three separate issuances, as follows:

- Notes with a principal amount of €700 million accrue interest at a fixed rate of 1.625% and are due in November 2025. Interest is payable annually. These notes are callable at our option at a redemption price equal to the greater of the principal amount, or the present value of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark German government bond yield plus 20 basis points, plus accrued interest.

- Notes with a principal amount of €500 million accrue interest at a fixed rate of 1.00% and are due in November 2028. Interest is payable annually. These notes are callable at our option at a redemption price equal to the greater of the principal amount, or the present value of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark comparable German government bond yield plus 15 basis points, plus accrued interest.

- Notes with a principal amount of €500 million accrue interest at a fixed rate of 1.50% and are due in November 2032. Interest is payable annually. The notes are callable at our option at a redemption price equal to the greater of the principal amount, or the present value of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption at a benchmark comparable government bond yield plus 20 basis points, plus accrued interest.

Canadian Dollar Senior Notes

The Canadian Dollar notes consist of a single series, as follows:

- Notes in the principal amount of C$750 million, which bear interest at a fixed rate of 2.125% and mature in May 2024. Interest is payable semi-annually. The notes are callable at our option, in whole or in part, at the Government of Canada yield plus 21.5 basis points, and on or after the par call date at par value.

Finance Lease Obligations

We have certain property, plant and equipment subject to finance leases. For additional information on finance lease obligations, see note 11.

Facility Notes and Bonds

We have entered into agreements with certain municipalities or related entities to finance the construction of, or improvements to, facilities that support our operations in the United States. These facilities are located around airport properties in Louisville, Kentucky; Dallas, Texas; and Philadelphia, Pennsylvania. Under these arrangements, we enter into a lease or loan agreement that covers the debt service obligations on the bonds issued by these entities, as follows:

- Bonds with a principal balance of $149 million issued by the Louisville Regional Airport Authority associated with our Worldport facility in Louisville, Kentucky. The bonds are due in January 2029 and bear interest at a variable rate that is payable monthly. The average interest rates for 2023 and 2022 were 3.31% and 0.16%, respectively.

- Bonds with a principal balance of $42 million issued by the Louisville Regional Airport Authority associated with our airfreight facility in Louisville, Kentucky. The bonds are due in November 2036 and bear interest at a variable rate that is payable monthly. The average interest rates for 2023 and 2022 were 3.29% and 1.08%, respectively.

- Bonds with a principal balance of $29 million issued by the Dallas/Fort Worth International Airport Facility Improvement Corporation associated with our Dallas, Texas airport facilities. The bonds are due in May 2032 and bear interest at a variable rate that is payable quarterly. The variable cash flows on this obligation were swapped to a fixed rate of 5.11% until July 2023, when the interest rate swap was terminated. The average interest rate for 2023 was 4.42%.

- Bonds with a principal balance of $100 million issued by the Delaware County, Pennsylvania Industrial Development Authority associated with our Philadelphia, Pennsylvania airport facilities. These bonds are due in September 2045 and bear interest at a variable rate that is payable monthly. The average interest rates for 2023 and 2022 were 3.26% and 1.03%, respectively.

Contractual Commitments

The following table sets forth the aggregate annual principal payments on our long-term debt and our projected aggregate annual purchase commitments (in millions):

Year	Debt Principal	Purchase Commitments [1]
2024	$ 3,668	$ 1,873
2025	1,775	1,177
2026	500	457
2027	1,000	39
2028	554	26
After 2028	14,501	8
Total	$ 21,998	$ 3,580

[1] Purchase commitments include estimates of future amounts yet to be recognized in our financial statements.

Purchase commitments represent contractual agreements for capital expenditures that are legally binding, including contracts for aircraft, vehicles and facility construction projects.

Sources of Credit

Letters of Credit

As of December 31, 2023, we had outstanding letters of credit totaling approximately $1.9 billion issued in connection with our self-insurance reserves and other routine business requirements. We also issue surety bonds as an alternative to letters of credit in certain instances and, as of December 31, 2023, we had $1.6 billion of surety bonds written.

Revolving Credit Facilities

We maintain two credit agreements with a consortium of banks. The first of these agreements provides revolving credit facilities of $1.0 billion and expires on December 3, 2024. Amounts outstanding under this agreement bear interest at a periodic fixed rate equal to the term SOFR rate, plus 0.10% per annum and an applicable margin based on our then-current credit rating. The applicable margin from the credit pricing grid as of December 31, 2023 was 0.70%. Alternatively, a fluctuating rate of interest equal to the highest of (1) the rate of interest last quoted by The Wall Street Journal as the prime rate in the United States; (2) the Federal Funds effective rate plus 0.50%; or (3) the Adjusted Term SOFR Rate for a one month interest period plus 1.00%, may be used at our discretion.

The second agreement provides revolving credit facilities of $2.0 billion and expires on December 7, 2026. Amounts outstanding under this facility bear interest at a periodic fixed rate equal to the term SOFR rate plus 0.10% per annum and an applicable margin based on our then-current credit rating. The applicable margin from the credit pricing grid as of December 31, 2023 was 0.875%. Alternatively, a fluctuating rate of interest equal to the highest of (1) the rate of interest last quoted by The Wall Street Journal as the prime rate in the United States; (2) the Federal Funds effective rate plus 0.50%; and (3) the Adjusted Term SOFR Rate for a one-month interest period plus 1.00%, plus an applicable margin, may be used at our discretion.

If the credit ratings established by Standard & Poor's and Moody's differ, the higher rating will be used, except in cases where the lower rating is two or more levels lower. In these circumstances, the rating one step below the higher rating will be used. We are also able to request advances under these facilities based on competitive bids for the applicable interest rate. There were no amounts outstanding under our revolving credit facilities as of December 31, 2023.

Debt Covenants

Our existing debt instruments and credit facilities subject us to certain financial covenants. As of December 31, 2023 and for all prior periods presented, we have satisfied these financial covenants. These covenants limit the amount of secured indebtedness that we may incur, and limit the amount of attributable debt in sale-leaseback transactions, to 10% of net tangible assets. As of December 31, 2023, 10% of net tangible assets is equivalent to $4.5 billion; however, we have no covered sale-leaseback transactions or secured indebtedness outstanding. We do not expect these covenants to have a material impact on our financial condition or liquidity.

Fair Value of Debt

Based on the borrowing rates currently available to us for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, was approximately $22.1 and $18.2 billion as of December 31, 2023 and 2022, respectively. We utilized Level 2 inputs in the fair value hierarchy of valuation techniques to determine the fair value of all of our debt instruments.

NOTE 10. LEGAL PROCEEDINGS AND CONTINGENCIES

We are involved in a number of judicial proceedings and other matters arising from the conduct of our business.

Although there can be no assurances as to the ultimate outcome, we have generally denied, or believe we have meritorious defenses and will deny, liability in pending matters, including (except as may be otherwise noted herein) the matters described below, and we intend to vigorously defend each matter. We accrue amounts associated with judicial proceedings and other contingencies when and to the extent a loss becomes probable and can be reasonably estimated. The actual costs of resolving legal proceedings may be substantially higher or lower than the amounts accrued on those claims.

For matters as to which we are not able to estimate a possible loss or range of losses, we are not able to determine whether any such loss will have a material impact on our operations or financial condition. For these matters, we have described the reasons that we are unable to estimate a possible loss or range of losses.

Judicial Proceedings

We are a defendant in a number of lawsuits filed in state and federal courts containing various class action allegations under state wage-and-hour laws. We do not believe that any loss associated with any such matter will have a material impact on our operations or financial condition.

In July 2023, Baker v. United Parcel Service, Inc. (DE) and United Parcel Service, Inc. (OH) was certified as a class action in federal court in the Eastern District of Washington. The plaintiff in this matter alleges that UPS violated the Uniformed Services Employment and Reemployment Rights Act. We are vigorously defending ourselves in this matter and believe that we have a number of meritorious defenses, and there are unresolved questions of law and fact that could be important to the ultimate resolution of this matter. Accordingly, we are not able to estimate a possible loss or range of loss that may result from this matter or to determine whether such loss, if any, would have a material adverse effect on our financial condition, results of operations or liquidity.

Other Matters

We are a party to various other matters that arose in the normal course of business. These include disputes with government authorities in various jurisdictions over the imposition of duties, fines, taxes and assessments from time to time. We are vigorously defending ourselves and believe that we have a number of meritorious defenses in these disputes. There are also unresolved questions of law that could be important to the ultimate resolution of these disputes. Accordingly, we are not able to estimate a possible loss or range of loss that may result from these disputes or to determine whether such loss, if any, would have a material impact on our financial condition, results of operations or liquidity.

In August 2016, Spain's National Markets and Competition Commission ("CNMC") announced an investigation into 10 companies in the commercial delivery and parcel industry, including UPS, related to alleged nonaggression agreements to allocate customers. In May 2017, we received a Statement of Objections issued by the CNMC. In July 2017, we received a Proposed Decision from the CNMC. In March 2018, the CNMC adopted a final decision, finding an infringement and imposing an immaterial fine on UPS. We appealed the decision. In December 2022, a trial court ruled against us. We have filed an appeal before the Spanish Supreme Court. We are vigorously defending ourselves and believe that we have a number of meritorious defenses. There are also unresolved questions of law that could be important to the ultimate resolution of this matter. We do not believe that any loss from this matter would have a material impact on our operations or financial condition.

We do not believe that the eventual resolution of any other matters (either individually or in the aggregate), including any reasonably possible losses in excess of current accruals, will have a material impact on our operations or financial condition.

NOTE 11. LEASES

We have finance and operating leases for real estate (primarily package centers, airport facilities and warehouses), aircraft and engines, information technology equipment, vehicles and various other equipment used in operating our business. Certain leases for real estate and aircraft contain options to purchase, extend or terminate the lease.

Aircraft

In addition to the aircraft that we own, we charter aircraft to handle package and cargo volume on certain international trade lanes and domestic routes. Due to the nature of these agreements, primarily being that either party can cancel the agreement with short notice, we have classified these as short-term leases. A majority of our long-term aircraft operating leases are operated by a third party to handle package and cargo volume in geographic regions where, due to government regulations, we are restricted from operating an airline.

Transportation equipment and other equipment

We enter into both long-term and short-term leases for transportation equipment to supplement our capacity or meet contractual demands. Some of these assets are leased on a month-to-month basis and the leases can be terminated without penalty. We also enter into equipment leases to increase capacity during periods of high demand. These leases are treated as short-term as the cumulative right of use is less than 12 months over the term of the contract.

Some of our transportation and technology equipment leases require us to make additional lease payments based on the underlying usage of the assets. Due to the variable nature of these costs, these are expensed as incurred and are not included in the right of use lease asset and associated lease obligation.

The components of lease expense for the years ended December 31, 2023, 2022 and 2021 were as follows (in millions):

	2023	2022	2021
Operating lease costs	$ 860	$ 736	$ 729
Finance lease costs:			
Amortization of assets	$ 119	$ 112	$ 97
Interest on lease liabilities	18	14	14
Total finance lease costs	137	126	111
Variable lease costs	279	270	246
Short-term lease costs	1,166	1,499	1,510
Total lease costs[1]	$ 2,442	$ 2,631	$ 2,596

[1] This table excludes sublease income for all periods presented as it was not material.

In addition to the lease costs disclosed in the table above, we monitor all lease categories for any indicators that the carrying value of the assets may not be recoverable. There were no material impairments recognized for the years ended December 31, 2023, 2022 or 2021.

Supplemental information related to leases and location within our consolidated balance sheets as of December 31, 2023 and 2022 are as follows (in millions, except lease term and discount rate):

		2023		2022
Operating Leases:				
Operating lease right-of-use assets	$	4,308	$	3,755
Current maturities of operating leases	$	709	$	621
Non-current operating leases		3,756		3,238
Total operating lease obligations	$	4,465	$	3,859
Finance Leases:				
Property, plant and equipment, net	$	856	$	959
Current maturities of long-term debt, commercial paper and finance leases	$	104	$	92
Long-term debt and finance leases		368		298
Total finance lease obligations	$	472	$	390
Weighted average remaining lease term (in years):				
Operating leases		10.8		10.8
Finance leases		7.4		8.4
Weighted average discount rate:				
Operating leases		3.20 %		2.32 %
Finance leases		3.88 %		3.17 %

Supplemental cash flow information related to leases for the years ended December 31, 2023 and 2022 is as follows (in millions):

		2023		2022
Cash paid for amounts included in measurement of obligations:				
Operating cash flows from operating leases	$	835	$	705
Operating cash flows from finance leases		17		14
Financing cash flows from finance leases		126		149
Right-of-use assets obtained in exchange for lease obligations:				
Operating leases	$	1,278	$	879
Finance leases	$	209	$	122

Future payments for lease obligations as of December 31, 2023 are as follows (in millions):

	Finance Leases	Operating Leases
2024	$ 119	$ 819
2025	96	764
2026	70	657
2027	45	561
2028	40	415
Thereafter	185	2,106
Total lease payments	555	5,322
Less: Imputed interest	(83)	(857)
Total lease obligations	472	4,465
Less: Current obligations	(104)	(709)
Long-term lease obligations	$ 368	$ 3,756

As of December 31, 2023, we had additional leases which have not commenced of $835 million. These leases will commence between 2024 and 2025 when we are granted access to the property, such as when leasehold improvements are completed by the lessor or a certificate of occupancy is obtained.

NOTE 12. SHAREOWNERS' EQUITY

Capital Stock, Additional Paid-In Capital, Retained Earnings and Non-Controlling Minority Interests

We are authorized to issue two classes of common stock, which are distinguished from each other primarily by their respective voting rights. Class A shares of UPS are entitled to 10 votes per share, whereas class B shares are entitled to one vote per share. Class A shares are primarily held by UPS employees and retirees, as well as trusts and descendants of the Company's founders, and these shares are fully convertible into class B shares at any time. Class B shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol "UPS". Class A and B shares both have a $0.01 par value, and as of December 31, 2023, there were 4.6 billion class A shares and 5.6 billion class B shares authorized to be issued. Additionally, there are 200 million preferred shares authorized to be issued, with a par value of $0.01 per share. As of December 31, 2023, no preferred shares had been issued.

The following is a rollforward of our common stock, additional paid-in capital, retained earnings and non-controlling minority interests accounts for the years ended December 31, 2023, 2022 and 2021 (in millions, except per share amounts):

	2023		2022		2021	
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Class A Common Stock:						
Balance at beginning of year	134	$ 2	138	$ 2	147	$ 2
Stock award plans	5	—	5	—	6	—
Common stock issuances	2	—	3	—	2	—
Conversions of class A to class B common stock	(14)	—	(12)	—	(17)	—
Class A shares issued at end of year	127	$ 2	134	$ 2	138	$ 2
Class B Common Stock:						
Balance at beginning of year	725	$ 7	732	$ 7	718	$ 7
Common stock purchases	(13)	—	(19)	—	(3)	—
Conversions of class A to class B common stock	14	—	12	—	17	—
Class B shares issued at end of year	726	$ 7	725	$ 7	732	$ 7
Additional Paid-In Capital:						
Balance at beginning of year		$ —		$ 1,343		$ 865
Stock award plans		425		624		574
Common stock purchases		(882)		(2,462)		(500)
Common stock issuances		467		495		404
Other [1]		(10)		—		—
Balance at end of year		$ —		$ —		$ 1,343
Retained Earnings:						
Balance at beginning of year		$ 21,326		$ 16,179		$ 6,896
Net income attributable to controlling interests		6,708		11,548		12,890
Dividends ($6.48, $6.08 and $4.08 per share) [2]		(5,611)		(5,363)		(3,604)
Common stock purchases		(1,368)		(1,038)		—
Other		—		—		(3)
Balance at end of year		$ 21,055		$ 21,326		$ 16,179
Non-Controlling Interests:						
Balance at beginning of year		$ 17		$ 16		$ 12
Change in non-controlling interests		(9)		1		4
Balance at end of year		$ 8		$ 17		$ 16

[1] Includes a 1% excise tax applicable to share repurchases.
[2] The dividend per share amount is the same for both class A and class B common stock. Dividends include $239, $249 and $167 million for 2023, 2022 and 2021, respectively, that were settled in shares of class A common stock.

We repurchased 12.8, 19.0 and 2.6 million shares of class B common stock for $2.3, $3.5 and $0.5 billion during the years ended December 31, 2023, 2022 and 2021, respectively. These repurchases were completed as follows:

- In August 2021, the Board of Directors authorized the company to repurchase up to $5.0 billion of class A and class B common stock (the "2021 Authorization"). The share repurchases discussed above for the years ended December 31, 2022 and 2021, were completed under this authorization. For the year ended December 31, 2023, we repurchased 0.5 million shares of class B common stock for $82 million under this authorization.

- In January 2023, the Board of Directors terminated the 2021 Authorization and approved a new share repurchase authorization for $5.0 billion of class A and class B common stock (the "2023 Authorization"). For the year ended December 31, 2023, we repurchased 12.3 million shares for $2.2 billion under the 2023 Authorization. As of December 31, 2023, we had $2.8 billion available under this repurchase authorization.

Future share repurchases may be in the form of accelerated share repurchase programs, open market purchases or other methods we deem appropriate. The timing of share repurchases will depend upon market conditions. Unless terminated earlier by the Board of Directors, this program will expire when we have purchased all shares authorized for repurchase under the program.

Movements in additional paid-in capital in respect of stock award plans comprise accruals for unvested awards, offset by adjustments for awards that vest during the period.

Accumulated Other Comprehensive Income (Loss)

We recognize activity in other comprehensive income for foreign currency translation adjustments, unrealized holding gains and losses on available-for-sale securities, unrealized gains and losses from derivatives that qualify as hedges of cash flows and unrecognized pension and postretirement benefit costs. The activity in accumulated other comprehensive income (loss) for the years ended December 31, 2023, 2022 and 2021 is as follows (in millions):

	2023	2022	2021
Foreign Currency Translation Gain (Loss), Net of Tax:			
Balance at beginning of year	$ (1,446)	$ (1,162)	$ (981)
Translation adjustment (net of tax effect of $(15), $(17) and $42)	190	(315)	(181)
Reclassification to earnings (net of tax effect of $0, $2 and $0)	8	31	—
Balance at end of year	$ (1,248)	$ (1,446)	$ (1,162)
Unrealized Gain (Loss) on Marketable Securities, Net of Tax:			
Balance at beginning of year	$ (11)	$ (1)	$ 6
Current period changes in fair value (net of tax effect of $2, $(3) and $0)	7	(12)	(2)
Reclassification to earnings (net of tax effect of $1, $1 and $0)	2	2	(5)
Balance at end of year	$ (2)	$ (11)	$ (1)
Unrealized Gain (Loss) on Cash Flow Hedges, Net of Tax:			
Balance at beginning of year	$ 167	$ (17)	$ (223)
Current period changes in fair value (net of tax effect of $(28), $128 and $82)	(89)	407	261
Reclassification to earnings (net of tax effect of $(48), $(70) and $(17))	(154)	(223)	(55)
Balance at end of year	$ (76)	$ 167	$ (17)
Unrecognized Pension and Postretirement Benefit Costs, Net of Tax:			
Balance at beginning of year	$ (259)	$ (2,098)	$ (5,915)
Net actuarial gain (loss) and prior service cost resulting from remeasurements of plan assets and liabilities (net of tax effect of $(793), $810 and $1,956)	(2,530)	2,576	6,195
Reclassification to earnings (net of tax effect of $111, $(230) and $(749))	357	(737)	(2,378)
Balance at end of year	$ (2,432)	$ (259)	$ (2,098)
Accumulated other comprehensive income (loss) at end of year	$ (3,758)	$ (1,549)	$ (3,278)

Detail of the gains (losses) reclassified from accumulated other comprehensive income (loss) to the statements of consolidated income for the years ended December 31, 2023, 2022 and 2021 is as follows (in millions):

	Amount Reclassified from AOCI			Affected Line Item in the Income Statement
	2023	**2022**	**2021**	
Unrealized Gain (Loss) on Foreign Currency Translation:				
Realized gain (loss) on business wind-down	$ (8)	$ (33)	$ —	Other expenses
Income tax (expense) benefit	—	2	—	Income tax expense
Impact on net income	$ (8)	$ (31)	$ —	Net income
Unrealized Gain (Loss) on Marketable Securities:				
Realized gain (loss) on sale of securities	$ (3)	$ (3)	$ 5	Investment income and other
Income tax (expense) benefit	1	1	—	Income tax expense
Impact on net income	$ (2)	$ (2)	$ 5	Net income
Unrealized Gain (Loss) on Cash Flow Hedges:				
Interest rate contracts	$ (10)	$ (10)	$ (11)	Interest expense
Foreign currency exchange contracts	213	304	83	Revenue
Foreign currency exchange contracts	(1)	(1)	—	Investment income and other
Income tax (expense) benefit	(48)	(70)	(17)	Income tax expense
Impact on net income	$ 154	$ 223	$ 55	Net income
Unrecognized Pension and Postretirement Benefit Costs:				
Prior service costs	$ (109)	$ (94)	$ (148)	Investment income and other
Prior service credit for divested business	—	—	69	Other expenses
Plan amendments for divested business	—	—	(66)	Other expenses
Remeasurement of benefit obligation	(351)	1,027	3,272	Investment income and other
Curtailments and settlements of benefit obligations	(8)	34	—	Investment income and other
Income tax (expense) benefit	111	(230)	(749)	Income tax expense
Impact on net income	$ (357)	$ 737	$ 2,378	Net income
Total amount reclassified for the year	$ (213)	$ 927	$ 2,438	Net income

Deferred Compensation Obligations and Treasury Stock

We maintain a deferred compensation plan whereby certain employees were previously able to elect to defer the gains on stock option exercises by deferring the shares received upon exercise into a rabbi trust. The shares held in this trust are classified as treasury stock, and the liability to participating employees is classified as a deferred compensation obligation within *Shareowners' Equity* in our consolidated balance sheets. The number of shares needed to settle the liability for deferred compensation obligations is included in the denominator in both the basic and diluted earnings per share calculations. Employees are generally no longer able to defer the gains from stock options exercised.

Activity in the deferred compensation program for the years ended December 31, 2023, 2022 and 2021 was as follows (in millions):

	2023		2022		2021	
	Shares	**Dollars**	**Shares**	**Dollars**	**Shares**	**Dollars**
Deferred Compensation Obligations:						
Balance at beginning of year		$ 13		$ 16		$ 20
Reinvested dividends		—		2		1
Benefit payments		(4)		(5)		(5)
Balance at end of year		$ 9		$ 13		$ 16
Treasury Stock:						
Balance at beginning of year	—	$ (13)	—	$ (16)	—	$ (20)
Reinvested dividends	—	—	—	(2)	—	(1)
Benefit payments	—	4	—	5	—	5
Balance at end of year	—	$ (9)	—	$ (13)	—	$ (16)

NOTE 13. STOCK-BASED COMPENSATION

In 2021, our shareholders approved our 2021 Omnibus Incentive Compensation Plan (the "Plan") under which we are authorized to issue non-qualified and incentive stock options, stock appreciation rights, restricted stock and stock units ("RSUs"), and restricted performance shares and performance units ("RPUs", collectively with RSUs, "Restricted Units") underlying 25 million shares. Each award issued in the form of Restricted Units, stock options and other permitted awards reduces the share reserve by one share. We had 10 million shares available to be issued under the Plan as of December 31, 2023.

Our primary equity compensation programs are the UPS Long-Term Incentive Performance Award program (the "LTIP") and the UPS Stock Option program. We also grant Restricted Units to our Board of Directors (the "Board") as a component of their annual compensation and, from time to time, to individual employees as a retention mechanism. Beginning in 2023, awards earned under the UPS Management Incentive Award Program (the "MIP") are fully electable, at the option of the recipient, in the form of cash or unrestricted shares of class A common stock. The total expense recognized in our statements of consolidated income under all stock compensation programs during 2023, 2022 and 2021 was $0.2, $1.6 and $0.9 billion, respectively. The associated income tax benefit recognized in our statements of consolidated income during 2023, 2022 and 2021 was $42, $451 and $301 million, respectively. The cash income tax benefit received from the exercise of stock options and conversion of Restricted Units to class A shares during 2023, 2022 and 2021 was $201, $352 and $278 million, respectively.

Management Incentive Award Program

Non-executive management eligibility under the MIP is determined annually by the executive officers of UPS. Executive officer eligibility is determined annually by the Compensation and Human Capital Committee of the Board (the "Compensation Committee"). Prior to 2023, MIP awards were generally paid in one-half to two-thirds RPUs, depending upon the recipient's level of seniority. The remainder of the award was electable in the form of cash or unrestricted shares of class A common stock, and was fully vested at the time of grant. Upon conversion, RPUs resulted in the issuance of an equivalent number of shares of class A common stock after required tax withholdings.

MIP RPUs granted between 2019 and prior to 2022, vested over one year following the grant date conditioned upon continued employment with the Company (except in the case of death, disability or retirement, in which case immediate vesting occurred). The grant value was expensed on a straight-line basis (less estimated forfeitures) over the requisite service period (except in the case of death, disability or retirement, in which case immediate expensing occurred). MIP RPUs granted prior to 2019 vested over a five-year period with approximately 20% of the award vesting and converting to class A common stock each anniversary of the grant date. As of December 31, 2023, all outstanding MIP RPUs had fully vested.

During 2022, the Compensation Committee amended and restated the terms and conditions governing 2022 MIP RPUs to provide that such awards would fully vest as of December 31, 2022. The elimination of a future service requirement for this award resulted in the recognition of an additional $505 million of stock compensation expense in 2022, of which approximately $431 million was recorded in U.S. Domestic Package. In 2022, this award was classified as a compensation obligation and recorded in *Accrued wages and withholdings* in our consolidated balance sheet. In 2023, the Compensation Committee approved the 2022 MIP awards and the compensation obligation was relieved. The RPUs granted were recorded as additional paid-in capital on the measurement date.

Dividends earned on Restricted Units are reinvested in additional Restricted Units at each dividend payable date until conversion to class A shares occurs.

The following table shows the change in non-vested Restricted Units under our equity compensation programs other than the LTIP (defined below) in 2023:

	Restricted Units (in thousands)	Weighted-Average Grant Date Fair Value
Non-vested as of January 1, 2023	3,106	$ 221.97
Vested	(5,965)	204.63
Granted	2,816	185.66
Reinvested Dividends	120	N/A
Forfeited / Expired	(19)	220.60
Non-vested as of December 31, 2023	58	$ 176.68

The fair value of these Restricted Units is the NYSE closing price of class B common stock on the date of grant. The weighted-average grant date fair value of Restricted Units, other than awards granted under the LTIP, which are discussed below, granted during 2023, 2022 and 2021 was $185.66, $223.72 and $165.27, respectively. The total fair value of these RPUs vested was $1.1, $0.9 and $0.7 billion in 2023, 2022 and 2021, respectively. During 2023, all outstanding MIP Restricted Units fully vested. As of December 31, 2023, there was $7 million of total unrecognized compensation cost related to non-vested Restricted Units, other than awards granted under the LTIP, which are discussed below. That cost is expected to be recognized over a weighted-average period of two years and two months.

Long-Term Incentive Performance Award Program ("LTIP")

LTIP RPUs vest at the end of a three-year performance period, assuming continued employment with the Company (except in the case of death, disability or retirement, in which case immediate vesting occurs on a prorated basis). The number of RPUs earned is based on achievement of performance targets established on the grant date.

For LTIP awards with a performance period ended December 31, 2021, the performance targets were equally weighted among consolidated operating return on invested capital ("ROIC"), growth in currency-constant consolidated revenue and total shareholder return ("RTSR") relative to a peer group of companies. For the two-thirds of the award related to ROIC and growth in currency-constant consolidated revenue, we recognized the grant date fair value of these RPUs (less estimated forfeitures) as compensation expense ratably over the vesting period, based on the number of awards expected to be earned. The remaining one-third of the award was valued using a Monte Carlo model. We recognized the grant date fair value of this portion of the award (less estimated forfeitures) as compensation expense ratably over the vesting period.

For LTIP awards with a performance period ending in 2022 or later, the performance targets are equally weighted between adjusted earnings per share and adjusted cumulative free cash flow. The final number of RPUs earned will then be subject to adjustment based on RTSR relative to the Standard & Poor's 500 Index. We determine the grant date fair value of these RPUs using a Monte Carlo model and recognize compensation expense (less estimated forfeitures) ratably over the vesting period, based on the number of awards expected to be earned.

The weighted-average assumptions used in our Monte Carlo models for each award year were as follows:

	2023	2022	2021
Risk-free interest rate	3.89 %	2.35 %	0.19 %
Expected volatility	30.23 %	31.92 %	30.70 %
Weighted-average fair value of units granted	$ 198.78	$ 227.00	$ 168.05
Share payout	107.72 %	107.37 %	102.39 %

There is no expected dividend yield as units earn dividend equivalents.

The following table shows LTIP RPU activity during the year ended December 31, 2023:

	RPUs (in thousands)		Weighted-Average Grant Date Fair Value
Non-vested as of January 1, 2023	1,243	$	197.17
Vested	(661)		172.39
Granted	760		198.78
Reinvested Dividends	69		N/A
Forfeited / Expired	(143)		205.74
Non-vested as of December 31, 2023	1,268	$	210.04

The fair value of each LTIP RPU is based on the NYSE closing price of class B common stock on the date of grant. The weighted-average grant date fair value of LTIP RPUs granted during 2023, 2022 and 2021 was $198.78, $227.00 and $168.10, respectively. The total fair value of LTIP RPUs vested during 2023, 2022 and 2021 was $111, $239 and $160 million, respectively. As of December 31, 2023, there was $150 million of total unrecognized compensation cost related to non-vested LTIP RPUs. That cost is expected to be recognized over a weighted-average period of one year and nine months.

Non-qualified Stock Options

Stock options may be granted under the Plan, and must have an exercise price at least equal to the NYSE closing price of UPS class B common stock on the date the option is granted.

We grant non-qualified stock options to a limited group of eligible senior management employees annually, in which the value granted is determined as a percentage of salary. Stock option grants vest over a five-year period with approximately 20% of the award vesting at each anniversary of the grant date (except in the case of death, disability or retirement, in which case immediate vesting occurs). Option grants expire 10 years after the date of the grant. Option holders may exercise their options via the payment of cash or class A common stock; new class A shares are issued upon exercise.

The following table provides an analysis of activity during 2023 relating to options to purchase shares of class A common stock:

	Options (in thousands)		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)		Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2023	1,466	$	120.51			
Exercised	(188)		106.38			
Granted	127		185.54			
Forfeited / Expired	(23)		N/A			
Outstanding as of December 31, 2023	1,382	$	127.91	5.61	$	51
Options Vested and Expected to Vest	1,382	$	127.91	5.61	$	51
Exercisable as of December 31, 2023	1,004	$	116.59	4.93	$	46

The fair value of each option grant is estimated using the Black-Scholes option pricing model. The weighted-average assumptions used by year, and the calculated weighted-average fair values of options, are as follows:

	2023		2022		2021
Expected dividend yield	3.54 %		2.35 %		3.31 %
Risk-free interest rate	3.70 %		2.39 %		0.84 %
Expected life in years	5.93		7.50		7.50
Expected volatility	28.31 %		25.04 %		23.15 %
Weighted-average fair value of options granted	$ 41.08	$	48.45	$	23.71

The expected dividend yield is based on recent historical dividend yields for our stock, taking into account changes in dividend policy. The risk-free interest rate is based on the term structure of interest rates at the time of the option grant. The expected life represents an estimate of the period of time options are expected to remain outstanding. In determining this, we have relied upon a combination of the observed exercise behavior of our prior grants with similar characteristics and the contractual term of the grants. Expected volatilities are based on the historical returns on our stock and the implied volatility of our publicly-traded options.

We received cash of $20, $14 and $16 million during 2023, 2022 and 2021, respectively, from option holders resulting from the exercise of stock options. The total intrinsic value of options exercised during 2023, 2022 and 2021 was $15, $20 and $16 million, respectively. As of December 31, 2023, there was $4 million of total unrecognized compensation cost related to non-vested options. That cost is expected to be recognized over a weighted-average period of three years and four months.

Discounted Employee Stock Purchase Plan

We maintain an employee stock purchase plan for all eligible employees. Under this plan, shares of UPS class A common stock may be purchased at quarterly intervals at 95% of the NYSE closing price of UPS class B common stock on the last day of each quarterly period. Employees purchased 0.7, 0.6 and 0.6 million shares at average prices of $162.34, $180.80 and $172.07 per share, during 2023, 2022 and 2021, respectively. This plan is not considered to be compensatory, and therefore no compensation cost is incurred for the employees' purchase rights.

NOTE 14. SEGMENT AND GEOGRAPHIC INFORMATION

We have two reportable segments: U.S. Domestic Package and International Package, which are together referred to as our global small package operations. Our remaining businesses are reported as Supply Chain Solutions. Global small package operations represent our most significant business and are broken down into regional operations around the world. Regional operations managers are responsible for both domestic and export products within their geographic area. Supply Chain Solutions comprises the results of non-reportable operating segments that do not meet the quantitative and qualitative criteria of a reportable segment as defined under ASC Topic 280.

U.S. Domestic Package

U.S. Domestic Package operations include the time-definite delivery of letters, documents and packages throughout the United States.

International Package

International Package operations include delivery to more than 200 countries and territories worldwide, including shipments wholly outside the United States, as well as shipments with either origin or destination outside the United States. Our International Package reporting segment includes our operations in Europe, the Indian sub-continent, Middle East and Africa (together "EMEA"), Canada and Latin America (together "Americas") and Asia.

Supply Chain Solutions

Supply Chain Solutions includes our Forwarding, Logistics, digital and other businesses. Our Forwarding and Logistics businesses provide services in more than 200 countries and territories worldwide and include international air and ocean freight forwarding, truckload brokerage, customs brokerage, mail services, healthcare logistics, distribution and post-sales services. Our digital businesses leverage technology to enable a range of on-demand services such as same-day delivery, end-to-end return services and integrated supply chain and high-value shipment insurance solutions.

In evaluating financial performance, we focus on operating profit as a segment's measure of profit or loss. Operating profit is before investment income and other, interest expense and income tax expense. Certain expenses are allocated between the segments using activity-based costing methods. These activity-based costing methods require us to make estimates that impact the amount of each expense category that is attributed to each segment. Changes in these estimates directly impact the amount of expense allocated to each segment, and therefore the operating profit of each reporting segment. Our allocation methodologies are refined periodically, as necessary, to reflect changes in our businesses. In 2021, we updated our cost allocation methodology for aircraft engine maintenance expense to better align with aircraft utilization by segment, resulting in an immaterial reallocation of expense from our U.S. Domestic Package segment to our International Package segment.

As we operate an integrated, global multimodal network, we evaluate many of our capital expenditure decisions at a network level. Accordingly, expenditures on property, plant and equipment by segment are not presented. Unallocated assets are comprised primarily of cash and marketable securities.

Segment information for the years ended December 31, 2023, 2022 and 2021 is as follows (in millions):

		2023		2022		2021
Revenue:						
U.S. Domestic Package	$	59,958	$	64,209	$	60,317
International Package		17,831		19,698		19,541
Supply Chain Solutions		13,169		16,431		17,429
Consolidated revenue	$	90,958	$	100,338	$	97,287
Operating Profit:						
U.S. Domestic Package	$	5,076	$	6,997	$	6,436
International Package		3,231		4,326		4,646
Supply Chain Solutions		834		1,771		1,728
Consolidated operating profit	$	9,141	$	13,094	$	12,810
Assets:						
U.S. Domestic Package	$	38,368	$	38,303	$	35,746
International Package		17,587		17,670		17,225
Supply Chain Solutions		11,245		10,407		9,556
Unallocated		3,657		4,744		6,878
Consolidated assets	$	70,857	$	71,124	$	69,405
Depreciation and Amortization Expense:						
U.S. Domestic Package	$	2,290	$	2,173	$	2,058
International Package		742		761		685
Supply Chain Solutions		334		254		210
Consolidated depreciation and amortization expense	$	3,366	$	3,188	$	2,953

Revenue by product type for the years ended December 31, 2023, 2022 and 2021 is as follows (in millions):

		2023		2022		2021
U.S. Domestic Package:						
Next Day Air	$	9,894	$	10,699	$	10,009
Deferred		5,093		5,968		5,846
Ground		44,971		47,542		44,462
Total U.S. Domestic Package		59,958		64,209		60,317
International Package:						
Domestic		3,144		3,346		3,690
Export		14,003		15,341		15,012
Cargo		684		1,011		839
Total International Package		17,831		19,698		19,541
Supply Chain Solutions:						
Forwarding		5,534		8,943		9,872
Logistics		5,927		5,351		4,767
Freight		—		—		1,064
Other		1,708		2,137		1,726
Total Supply Chain Solutions		13,169		16,431		17,429
Consolidated revenue	$	90,958	$	100,338	$	97,287

Geographic information for the years ended December 31, 2023, 2022 and 2021 is as follows (in millions):

		2023		2022		2021
United States:						
Revenue	$	71,749	$	78,110	$	74,376
Long-lived assets	$	33,301	$	32,002	$	29,609
International:						
Revenue	$	19,209	$	22,228	$	22,911
Long-lived assets	$	13,687	$	12,991	$	11,098
Consolidated:						
Revenue	$	90,958	$	100,338	$	97,287
Long-lived assets	$	46,988	$	44,993	$	40,707

Long-lived assets include property, plant and equipment, pension and postretirement benefit assets, long-term investments, goodwill and intangible assets.

No countries outside of the United States accounted for 10% or more of consolidated revenue for the years ended December 31, 2023, 2022 or 2021. For the years ended December 31, 2023, 2022 and 2021, Amazon.com, Inc. and its affiliates ("Amazon") represented 11.8%, 11.3% and 11.7% of our consolidated revenues, respectively. Substantially all of this revenue was attributed to U.S. Domestic Package. Amazon accounted for approximately 15.8%, 15.5% and 15.5% of *Accounts receivable, net*, included within our consolidated balance sheets as of December 31, 2023, 2022 and 2021, respectively.

NOTE 15. INCOME TAXES

The income tax expense (benefit) for the years ended December 31, 2023, 2022 and 2021 consists of the following (in millions):

	2023	2022	2021
Current:			
U.S. Federal	$ 1,012	$ 2,006	$ 1,388
U.S. State and Local	195	273	194
Non-U.S.	459	467	478
Total Current	1,666	2,746	2,060
Deferred:			
U.S. Federal	150	296	1,311
U.S. State and Local	20	136	273
Non-U.S.	29	99	61
Total Deferred	199	531	1,645
Total Income Tax Expense	$ 1,865	$ 3,277	$ 3,705

Income before income taxes includes the following components (in millions):

	2023	2022	2021
United States	$ 6,246	$ 12,276	$ 14,220
Non-U.S.	2,327	2,549	2,375
Total Income Before Income Taxes:	$ 8,573	$ 14,825	$ 16,595

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended December 31, 2023, 2022 and 2021 consists of the following:

	2023	2022	2021
Statutory U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
U.S. state and local income taxes (net of federal benefit)	1.9	2.0	2.2
Non-U.S. tax rate differential	(0.6)	0.1	—
U.S. federal tax credits	(0.7)	(0.5)	(0.4)
Goodwill and other asset impairments	0.1	—	—
Net uncertain tax positions	(0.5)	0.4	0.6
Other	0.6	(0.9)	(1.1)
Effective income tax rate	21.8 %	22.1 %	22.3 %

Our effective tax rate is affected by recurring factors, such as statutory tax rates in the jurisdictions in which we operate and the relative amounts of taxable income we earn in those jurisdictions. It is also affected by discrete items that may occur in any given year, but may not be consistent from year to year.

Our effective tax rate was 21.8% in 2023, compared with 22.1% and 22.3% in 2022 and 2021, respectively, primarily due to the effects of the aforementioned recurring factors and the following discrete tax items.

2023 Discrete Items

We recorded pre-tax Transformation strategy costs of $435 million. As a result, we recorded an additional income tax benefit of $102 million. This income tax benefit was generated at a higher average tax rate than the 2023 U.S. federal statutory tax rate due to the effect of U.S. state and local and foreign taxes.

We recognized an income tax benefit of $85 million related to pre-tax defined benefit pension and postretirement medical benefit plan losses of $359 million. This income tax benefit was generated at a higher average tax rate than the 2023 U.S. federal statutory tax rate because it included the effect of U.S. state and local and foreign taxes.

We recorded goodwill and indefinite-lived intangible asset impairment charges of $236 million. As a result, we recorded an additional income tax benefit of $43 million. This income tax benefit was generated at a lower average tax rate than the 2023 U.S. federal statutory tax rate due to certain impairment charges not being deductible for tax purposes.

We recorded a pre-tax expense of $61 million in connection with a one-time compensation payment made during the year. As a result, we recorded an additional income tax benefit of $15 million. This income tax benefit was generated at a higher average tax rate than the 2023 U.S. federal statutory tax rate due to the effect of U.S. state and local taxes.

The recognition of excess tax benefits and deficiencies related to share-based compensation in income tax expense did not impact our effective tax rate for the year ended December 31, 2023.

2022 Discrete Items

We recognized an income tax expense of $255 million related to pre-tax defined benefit pension and postretirement medical plan gains of $1.1 billion. This income tax expense was generated at a higher average tax rate than the 2022 U.S. federal statutory tax rate because it included the effect of U.S. state and local and foreign taxes.

We recorded pre-tax Transformation strategy costs of $178 million. As a result, we recorded an additional income tax benefit of $36 million. This income tax benefit was generated at a lower average tax rate than the 2022 U.S. federal statutory tax rate due to the effect of foreign taxes.

We recorded pre-tax expenses of $505 million in connection with incentive compensation program design changes. As a result, we recorded an additional income tax benefit of $121 million. This income tax benefit was generated at a higher average tax rate than the 2022 U.S. federal statutory tax rate due to the effect of U.S. state and local and foreign taxes.

We recorded pre-tax expenses of $76 million as a result of a reduction in estimated residual value for certain aircraft. As a result, we recorded an additional income tax benefit of $18 million. This income tax benefit was generated at a higher average tax rate than the 2022 U.S. federal statutory tax rate due to the effect of U.S. state and local taxes.

The recognition of excess tax benefits and deficiencies related to share-based compensation in income tax expense resulted in a net tax benefit of $95 million and reduced our effective tax rate by 0.6% during the year ended December 31, 2022.

2021 Discrete Items

We recognized an income tax expense of $784 million related to pre-tax defined benefit pension and postretirement medical plan gains of $3.3 billion. This income tax expense was generated at a higher average tax rate than the 2021 U.S. federal statutory tax rate because it included the effect of U.S. state and local and foreign taxes.

We recorded pre-tax Transformation strategy costs of $380 million. As a result, we recorded an additional income tax benefit of $95 million. This income tax benefit was generated at a higher average tax rate than the 2021 U.S. federal statutory tax rate due to the effect of U.S. state and local and foreign taxes.

We recorded a pre-tax gain of $46 million related to the divestiture of UPS Freight. As a result, we recorded an additional income tax expense of $11 million. This income tax expense was generated at a higher average tax rate than the 2021 U.S. federal statutory tax rate due to the effect of U.S. state and local taxes.

The recognition of excess tax benefits and deficiencies related to share-based compensation in income tax expense resulted in a net tax benefit of $105 million and reduced our effective tax rate by 0.6% during the year ended December 31, 2021.

Other Items

Beginning in 2012, we were granted a tax incentive for certain of our non-U.S. operations. In 2022, this incentive was renegotiated and extended through December 31, 2026. The tax incentive is conditional upon our meeting specific employment and investment thresholds. The impact of this tax incentive decreased non-U.S. tax expense by $15, $47 and $61 million (increased diluted earnings per share by $0.02, $0.05 and $0.07) for 2023, 2022 and 2021, respectively.

Deferred income tax assets and liabilities are comprised of the following as of December 31, 2023 and 2022 (in millions):

		2023		2022
Fixed assets and capitalized software	$	(5,974)	$	(5,819)
Operating lease right-of-use assets		(1,017)		(893)
Other		(605)		(708)
Deferred tax liabilities		(7,596)		(7,420)
Pension and postretirement benefits		1,304		637
Loss and credit carryforwards		232		242
Insurance reserves		626		603
Stock compensation		158		315
Accrued employee compensation		354		304
Operating lease liabilities		1,073		948
Other		322		331
Deferred tax assets		4,069		3,380
Deferred tax assets valuation allowance		(119)		(123)
Deferred tax asset (net of valuation allowance)		3,950		3,257
Net deferred tax asset (liability)	$	(3,646)	$	(4,163)
Amounts recognized in our consolidated balance sheets:				
Deferred tax assets	$	126	$	139
Deferred tax liabilities		(3,772)		(4,302)
Net deferred tax asset (liability)	$	(3,646)	$	(4,163)

The valuation allowance decreased by $4 million and increased by $1 and $34 million during the years ended December 31, 2023, 2022 and 2021, respectively.

We have a U.S. federal capital loss carryforward of $200 million as of December 31, 2023, less than $1 million of which expires on December 31, 2025, $150 million of which expires on December 31, 2026 and the remainder of which expires on December 31, 2027.

Further, we have U.S. state and local operating loss and credit carryforwards as follows (in millions):

	2023	2022
U.S. state and local operating loss carryforwards	$ 762	$ 653
U.S. state and local credit carryforwards	$ 48	$ 46

The U.S. state and local operating loss carryforwards and credits can be carried forward for periods ranging from three years to indefinitely. We also have non-U.S. loss carryforwards of $432 million as of December 31, 2023, the majority of which may be carried forward indefinitely. As indicated in the table above, we have established a valuation allowance for certain U.S. federal, state and non-U.S. carryforwards due to the uncertainty resulting from a lack of previous taxable income within the applicable tax jurisdictions and other limitations.

Undistributed earnings and profits ("E&P") of our foreign subsidiaries amounted to $5.4 billion as of December 31, 2023. Currently, $493 million of the undistributed E&P of our foreign subsidiaries is considered to be indefinitely reinvested and, accordingly, no deferred income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to U.S. state and local taxes and withholding taxes payable in various jurisdictions. Determination of the amount of unrecognized deferred income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

In December 2017, the United States enacted into law the Tax Cuts and Jobs Act (the "Tax Act"), requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries. We elected to pay the tax over eight years based on an installment schedule outlined in the Tax Act. The remaining liability of $105 million is reflected in current and non-current liabilities in our consolidated balance sheets based on the timing of payment. This balance will be paid between 2024 and 2026.

Additionally, the Organization for Economic Co-operation and Development ("OECD") has introduced a framework to implement a global minimum corporate tax of 15%, referred to as Pillar Two or the minimum tax directive. Many aspects of the minimum tax directive will be effective beginning in 2024, with certain remaining impacts to be effective beginning in 2025. While it is uncertain whether the U.S. will enact legislation to adopt the minimum tax directive, certain countries in which we operate have adopted legislation, and other countries are in the process of introducing legislation, to implement the minimum tax directive. While we do not currently expect the minimum tax directive to have a material impact on our effective tax rate, our analysis is ongoing as the OECD continues to release additional guidance and countries implement legislation. To the extent additional changes take place in the countries in which we operate, it is possible that these legislative changes and efforts may increase uncertainty and have an adverse impact on our effective tax rates or operations.

The following table summarizes the activity related to our uncertain tax positions (in millions):

	Tax	Interest	Penalties
Balance as of January 1, 2021	$ 333	$ 61	$ 4
Additions for tax positions of the current year	85	—	—
Additions for tax positions of prior years	107	23	—
Reductions for tax positions of prior years for:			
Changes based on facts and circumstances	(42)	(4)	(2)
Settlements during the period	(3)	(2)	—
Lapses of applicable statute of limitations	—	—	—
Balance as of December 31, 2021	480	78	2
Additions for tax positions of the current year	56	—	—
Additions for tax positions of prior years	25	30	2
Reductions for tax positions of prior years for:			
Changes based on facts and circumstances	(9)	(1)	—
Settlements during the period	(10)	(1)	—
Lapses of applicable statute of limitations	(9)	(2)	—
Balance as of December 31, 2022	533	104	4
Additions for tax positions of the current year	26	—	—
Additions for tax positions of prior years	147	37	1
Reductions for tax positions of prior years for:			
Changes based on facts and circumstances	(164)	(24)	(1)
Settlements during the period	(47)	(9)	—
Lapses of applicable statute of limitations	(3)	—	—
Balance as of December 31, 2023	$ 492	$ 108	$ 4

The total amount of gross uncertain tax positions as of December 31, 2023, 2022, and 2021 that, if recognized, would affect the effective tax rate was $492, $533, and $479 million, respectively. Our continuing policy is to recognize interest and penalties associated with income tax matters as a component of income tax expense.

We file income tax returns in the U.S. federal jurisdiction, most U.S. state and local jurisdictions, and many non-U.S. jurisdictions. We have substantially resolved all U.S. federal income tax matters for tax years prior to 2016.

A number of years may elapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the liability for uncertain tax positions could significantly increase or decrease within the next twelve months. Items that may cause changes to unrecognized tax benefits include the allowance or disallowance of deductions, the timing of deductions and the allocation of income and expense between tax jurisdictions. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other unforeseen circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

NOTE 16. EARNINGS PER SHARE

The earnings per share amounts are the same for class A and class B common shares as the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation.

The following table sets forth the computation of basic and diluted earnings per share (in millions, except per share amounts):

	2023	2022	2021
Numerator:			
Net income attributable to common shareowners	$ 6,708	$ 11,548	$ 12,890
Denominator:			
Weighted-average shares	855	868	869
Deferred compensation obligations	—	—	—
Vested portion of restricted shares	4	3	5
Denominator for basic earnings per share	859	871	874
Effect of Dilutive Securities:			
Restricted performance units and contingent shares[1]	1	3	3
Stock options	—	1	1
Denominator for diluted earnings per share	860	875	878
Basic Earnings Per Share	$ 7.81	$ 13.26	$ 14.75
Diluted Earnings Per Share	$ 7.80	$ 13.20	$ 14.68

[1] Contingent shares relate to MIP awards that may be settled in cash or Class A common stock at the employees' election - see note 13.

Diluted earnings per share for the years ended December 31, 2023, 2022 and 2021 exclude the effect of 0.3, 0.1 and 0.1 million shares, respectively, of common stock that may be issued upon the exercise of employee stock options because such effect would be antidilutive.

NOTE 17. DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

Risk Management Policies

Changes in fuel prices, interest rates and foreign currency exchange rates impact our results of operations and we actively monitor these exposures. Where deemed appropriate, to manage the impact of these exposures on earnings and/or cash flows, we may enter into a variety of derivative financial instruments. We do not hold or issue derivative financial instruments for trading or speculative purposes.

Credit Risk Management

The forward contracts, swaps and options discussed below contain an element of risk that the counterparties may be unable to meet the terms of the agreements. We seek to minimize such risk exposures for these instruments by limiting the counterparties to banks and financial institutions that meet established credit guidelines. We may further manage credit risk through the use of zero threshold bilateral collateral provisions and/or early termination rights utilizing master netting arrangements, whereby cash is exchanged based on the net fair value of derivatives associated with each counterparty.

As of December 31, 2023 and 2022, we held cash collateral of $103 and $534 million, respectively, under these agreements. This collateral is included in *Cash and cash equivalents* in our consolidated balance sheets and is unrestricted. As of December 31, 2023 we were required to post $13 million with our counterparties. As of December 31, 2022, no collateral was required to be posted with our counterparties.

Types of Hedges

Commodity Risk Management

Currently, the fuel surcharges that we apply in our domestic and international package businesses are the primary means of reducing the risk of adverse fuel price changes on our business. In order to mitigate the impact of fuel surcharges imposed on us by outside carriers, we regularly adjust the rates we charge for our freight brokerage services.

Foreign Currency Risk Management

To protect against the reduction in value of forecasted foreign currency cash flows from our international package business, we maintain a foreign currency cash flow hedging program. Our most significant foreign currency exposures relate to the Euro, British Pound Sterling, Canadian Dollar, Chinese Renminbi and Hong Kong Dollar. We generally designate and account for these contracts as cash flow hedges of anticipated foreign currency denominated revenue.

We may also hedge portions of our anticipated cash settlements of principal and interest on certain foreign currency denominated debt. We generally designate and account for these contracts as cash flow hedges of forecasted foreign currency denominated transactions.

We hedge our net investment in certain foreign operations with foreign currency denominated debt instruments.

Interest Rate Risk Management

We may use a combination of derivative instruments to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing.

We generally designate and account for interest rate swaps that convert fixed-rate interest payments into floating-rate interest payments as fair value hedges of the associated debt instruments. We designate and account for interest rate swaps that convert floating-rate interest payments into fixed-rate interest payments as cash flow hedges of the forecasted payment obligations.

We may periodically hedge the forecasted fixed-coupon interest payments associated with anticipated debt offerings by using forward starting interest rate swaps, interest rate locks or similar derivatives.

Outstanding Positions

As of December 31, 2023 and 2022, the notional amounts of our outstanding derivative positions were as follows (in millions):

		2023	**2022**
Currency hedges:			
Euro	EUR	4,408	4,115
British Pound Sterling	GBP	663	856
Canadian Dollar	CAD	1,550	1,598
Hong Kong Dollar	HKD	1,822	4,261
Interest rate hedges:			
Floating to Fixed Interest Rate Swaps	USD	—	28

As of December 31, 2023 and 2022, we had no outstanding commodity hedge positions.

Balance Sheet Recognition

The following table indicates the location in our consolidated balance sheets where our derivative assets and liabilities have been recognized, the fair value hierarchy level applicable to each derivative type and the related fair values of those derivatives.

We have master netting arrangements with substantially all of our counterparties giving us the right of offset for our derivative positions. However, we have not elected to offset the fair value positions of our derivative contracts recorded in our consolidated balance sheets. The columns labeled *Net Amounts if Right of Offset had been Applied* indicate the potential net fair value positions by type of contract and location in our consolidated balance sheets had we elected to apply the right of offset as of December 31, 2023 and 2022 (in millions):

Asset Derivatives	Balance Sheet Location	Fair Value Hierarchy Level	Gross Amounts Presented in Consolidated Balance Sheets		Net Amounts if Right of Offset had been Applied	
			2023	2022	2023	2022
Derivatives designated as hedges:						
Foreign currency exchange contracts	Other current assets	Level 2	$ 95	$ 174	$ 73	$ 171
Foreign currency exchange contracts	Other non-current assets	Level 2	63	250	19	226
Derivatives not designated as hedges:						
Foreign currency exchange contracts	Other current assets	Level 2	—	1	—	1
Total Asset Derivatives			$ 158	$ 425	$ 92	$ 398

Liability Derivatives	Balance Sheet Location	Fair Value Hierarchy Level	Gross Amounts Presented in Consolidated Balance Sheets		Net Amounts if Right of Offset had been Applied	
			2023	2022	2023	2022
Derivatives designated as hedges:						
Foreign currency exchange contracts	Other current liabilities	Level 2	$ 26	$ 3	$ 4	$ —
Foreign currency exchange contracts	Other non-current liabilities	Level 2	65	24	21	—
Interest rate contracts	Other non-current liabilities	Level 2	—	5	—	5
Derivatives not designated as hedges:						
Foreign currency exchange contracts	Other current liabilities	Level 2	1	—	1	—
Total Liability Derivatives			$ 92	$ 32	$ 26	$ 5

Our foreign currency exchange rate and interest rate derivatives are largely comprised of over-the-counter derivatives, which are primarily valued using pricing models that rely on market observable inputs such as yield curves, foreign currency exchange rates and investment forward prices; therefore, these derivatives are classified as Level 2.

Balance Sheet Location of Hedged Item in Fair Value Hedges

The following table indicates the amounts that were recorded in our consolidated balance sheets related to cumulative basis adjustments for fair value hedges as of December 31, 2023 and 2022 (in millions):

Line Item in our Consolidated Balance Sheets in Which the Hedged Item is Included	2023		2022	
	Carrying Amount of Hedged Liabilities	Cumulative Amount of Fair Value Hedge Adjustments	Carrying Amount of Hedged Liabilities	Cumulative Amount of Fair Value Hedge Adjustments
Long-Term Debt and Finance Leases	$ 280	$ 4	$ 280	$ 5

Income Statement and AOCI Recognition of Designated Hedges

The following table indicates the amount of gains and (losses) that have been recognized in the statements of consolidated income for fair value and cash flow hedges, as well as the associated gain or (loss) for the underlying hedged item for fair value hedges for the years ended December 31, 2023 and 2022 (in millions):

Location and Amount of Gain (Loss) Recognized in Income on Fair Value and Cash Flow Hedging Relationships	2023			2022		
	Revenue	Interest Expense	Investment Income and Other	Revenue	Interest Expense	Investment Income and Other
Gain or (loss) on fair value hedging relationships:						
Interest Contracts:						
Hedged items	$ —	$ —	$ —	$ —	$ 11	$ —
Derivatives designated as hedging instruments	—	—	—	—	(11)	—
Gain or (loss) on cash flow hedging relationships:						
Interest Contracts:						
Amount of gain or (loss) reclassified from accumulated other comprehensive income	—	(10)	—	—	(10)	—
Foreign Currency Exchange Contracts:						
Amount of gain or (loss) reclassified from accumulated other comprehensive income	213	—	(1)	304	—	(1)
Total amounts of income and expense line items presented in the statement of income in which the effects of fair value or cash flow hedges are recorded	$ 213	$ (10)	$ (1)	$ 304	$ (10)	$ (1)

The following table indicates the amount of gains and (losses) that have been recognized in AOCI for the years ended December 31, 2023 and 2022 for those derivatives designated as cash flow hedges (in millions):

Derivative Instruments in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in AOCI on Derivatives	
	2023	2022
Interest rate contracts	$ (1)	$ 6
Foreign currency exchange contracts	(116)	529
Total	$ (117)	$ 535

As of December 31, 2023, there were $62 million of pre-tax gains related to cash flow hedges deferred in AOCI that are expected to be reclassified to income over the 12-month period ending December 31, 2024. The actual amounts that will be reclassified to income over the next 12 months will vary from this amount as a result of changes in market conditions. The maximum term over which we are hedging exposures to the variability of cash flows is approximately 3 years.

The following table indicates the amount of gains and (losses) that have been recognized in AOCI within foreign currency translation adjustment for the years ended December 31, 2023 and 2022 for those instruments designated as net investment hedges (in millions):

Non-derivative Instruments in Net Investment Hedging Relationships	Amount of Gain (Loss) Recognized in AOCI on Debt			
	2023		2022	
Foreign denominated debt	$	(119)	$	199
Total	$	(119)	$	199

Income Statement Recognition of Non-Designated Derivative Instruments

Derivative instruments that are not designated as hedges are recorded at fair value with unrealized gains and losses reported in earnings each period. Cash flows from the settlement of derivative instruments appear in the statement of consolidated cash flows within the same categories as the cash flows of the hedged item.

We may periodically terminate interest rate swaps and foreign currency exchange forward contracts or enter into offsetting swap and foreign currency positions with different counterparties. As part of this process, we de-designate our original hedge relationship.

Amounts recorded in the statements of consolidated income related to fair value changes and settlements of interest rate swaps and foreign currency forward contracts not designated as hedges for the years ended December 31, 2023 and 2022 (in millions) were as follows:

Derivative Instruments Not Designated in Hedging Relationships	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income			
		2023		2022	
Foreign currency exchange contracts	Investment income and other	$	(7)	$	(69)
Total		$	(7)	$	(69)

NOTE 18. TRANSFORMATION STRATEGY COSTS

We are undertaking an enterprise-wide transformation of our organization that includes initiatives, as well as changes in processes and technology, that impact global direct and indirect operating costs. During the fourth quarter of 2023, we implemented our "fit to serve" initiative, which is intended to right-size our business for the future through a workforce reduction of approximately 12,000 positions and create a more efficient operating model to enhance responsiveness to changing market dynamics.

As of December 31, 2023, we recorded an accrual for separation costs, primarily related to U.S. separations, of $205 million in our consolidated balance sheet, all of which we expect to pay in 2024. We expect to incur additional expense for U.S. and international separations during 2024.

The table below presents Transformation strategy costs for the years ended December 31, 2023, 2022 and 2021 (in millions):

	2023	2022	2021
Compensation and benefits	$ 337	$ 46	$ 206
Total other expenses	98	132	174
Total Transformation Strategy Costs	$ 435	$ 178	$ 380
Income Tax Benefit from Transformation Strategy Costs	(102)	(36)	(95)
After-Tax Transformation Strategy Costs	$ 333	$ 142	$ 285

The income tax effects of Transformation strategy costs are calculated by multiplying the amount of the adjustments by the statutory tax rates applicable in each tax jurisdiction.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, management, including our Principal Executive Officer and Principal Financial and Accounting Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon, and as of the date of, the evaluation, our Principal Executive Officer and Principal Financial and Accounting Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial and Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We continue to monitor and assess the effects of remote and hybrid work on our internal controls to minimize the impact on their design and operating effectiveness.

Management's Report on Internal Control Over Financial Reporting

UPS management is responsible for establishing and maintaining adequate internal control over financial reporting for United Parcel Service, Inc. and its subsidiaries (the "Company"). Based on the criteria for effective internal control over financial reporting established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed our internal control over financial reporting as effective as of December 31, 2023. The independent registered public accounting firm of Deloitte & Touche LLP, as auditors of the consolidated balance sheets of United Parcel Service, Inc. and its subsidiaries as of December 31, 2023 and the related statements of consolidated income, consolidated comprehensive income and consolidated cash flows for the year ended December 31, 2023, has issued an attestation report on our internal control over financial reporting, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareowners and Board of Directors of
United Parcel Service, Inc.
Atlanta, Georgia

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of United Parcel Service, Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 20, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 20, 2024

Item 9B.   *Other Information*

Insider Trading Arrangements and Policies

None.

Item 9C.   *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*
Information about our Executive Officers

Name and Office	Age	Principal Occupation and Employment For the Last Five Years
Carol B.Tomé Chief Executive Officer	67	Chief Executive Officer (2020 - present), Chief Financial Officer, The Home Depot, Inc. (2001 - 2019).
Norman M. Brothers, Jr. Executive Vice President; Chief Legal and Compliance Officer and Corporate Secretary	56	Chief Legal and Compliance Officer and Corporate Secretary (2020 - present), Senior Vice President, General Counsel and Corporate Secretary (2016 - 2020).
Nando Cesarone Executive Vice President; President, U.S.	52	President, U.S. (2020 - present), President, UPS International (2018 - 2020), Europe Region Manager (2016 - 2018).
Darrell Ford Executive Vice President; Chief Human Resources Officer and Chief Diversity, Equity and Inclusion Officer	59	Chief Human Resources Officer and Chief Diversity, Equity and Inclusion Officer (2022 - present), Chief Human Resources Officer (2021 - 2022), Chief Human Resources Officer, DuPont (2018 - 2020), Chief Human Resources Officer, Xerox Corporation (2015 - 2018).
Matt Guffey Executive Vice President; Chief Commercial and Strategy Officer	45	Chief Commercial and Strategy Officer (present), Senior Vice President, Global Strategy (2020 - 2023), President, Corporate Strategy (2020), Marketing Department Manager (2019 - 2020), Product Management Senior Director (2018).
Kate M. Gutmann Executive Vice President; President International, Healthcare and Supply Chain Solutions	55	President International, Healthcare and Supply Chain Solutions (2022 - present), Chief Sales and Solutions Officer, Executive Vice President, UPS Global Healthcare (2020 - 2022), Chief Sales and Solutions Officer; Senior Vice President The UPS Store and UPS Capital (2017 - 2019).
Laura Lane Executive Vice President; Chief Corporate Affairs, Communications and Sustainability Officer	57	Chief Corporate Affairs, Communications and Sustainability Officer (2020 - present), Chief Corporate Affairs and Communications Officer (August 2020 - October 2020), President, Global Public Affairs (2011 - 2020).
Brian Newman Executive Vice President; Chief Financial Officer	55	Chief Financial Officer (2021 - present), Chief Financial Officer and Treasurer (2019 - 2021), Executive Vice President, Finance and Operations, Latin America, PepsiCo, Inc. (2017 - 2019).
Bala Subramanian Executive Vice President; Chief Digital and Technology Officer	52	Chief Digital and Technology Officer (2022 - present), Chief Digital Officer, AT&T Inc. (2018 - 2022), Chief Digital Officer, Best Buy Co., Inc. (2017 - 2018).

Information about our directors will be presented under the caption "Our Board of Directors" in our definitive proxy statement for our meeting of shareowners to be held on May 2, 2024 (the "Proxy Statement") and is incorporated herein by reference.

Information about our Audit Committee will be presented under the caption "Our Board of Directors - Committees of the Board of Directors" and "Audit Committee Matters" in our Proxy Statement and is incorporated herein by reference.

Information about our Code of Business Conduct is presented under the caption "Where You Can Find More Information" in Part I, Item 1 of this report.

Information with respect to compliance with Section 16(a) of the Exchange Act will be presented under the caption "Ownership of Our Securities - Delinquent Section 16(a) Reports" in our Proxy Statement and is incorporated herein by reference.

Item 11. *Executive Compensation*

Information about our board and executive compensation will be presented under the captions "Our Board of Directors - Director Compensation" and "Executive Compensation" in our Proxy Statement and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information about security ownership will be presented under the caption "Ownership of Our Securities - Securities Ownership of Certain Beneficial Owners and Management" in our Proxy Statement and is incorporated herein by reference.

Information about our equity compensation plans will be presented under the caption "Executive Compensation - Equity Compensation Plans" in our Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information about transactions with related persons will be presented under the caption "Corporate Governance - Conflicts of Interest and Related Person Transactions" in our Proxy Statement and is incorporated herein by reference.

Information about director independence will be presented under the caption "Our Board of Directors - Director Independence" in our Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

Information about aggregate fees billed to us by our principal accountant will be presented under the caption "Audit Committee Matters - Principal Accounting Firm Fees" in our Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) *Documents filed as a part of this report:*

1. *Financial Statements*.

See Item 8 for the financial statements filed with this report.

2. *Financial Statement Schedules*.

None.

3. *Exhibits*.

See the Exhibit Index below for a list of the exhibits incorporated by reference into or filed with this report.

(b) *Exhibits Required To Be Filed*

See Item 15(a) 3 above.

(c) *Financial Statement Schedules Required To Be Filed*

See Item 15(a) 2 above.

Item 16. *Form 10-K Summary*

None.

EXHIBIT INDEX

Exhibit No.		Description
3.1	—	Restated Certificate of Incorporation of United Parcel Service, Inc. (incorporated by reference to Exhibit 3.3 to Form 8-K filed on May 12, 2010).
3.2	—	Amended and Restated Bylaws of United Parcel Service, Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K, filed on May 9, 2023).
4.1	—	Indenture dated as of December 18, 1997 (incorporated by reference to Exhibit T-3C to Form T-3 (No. 022-22295), filed on December 18, 1997) [1].
4.2	—	Indenture dated as of January 26, 1999 (incorporated by reference to Exhibit 4.1 to Pre-Effective Amendment No. 1 to Form S-3 (No. 333-08369), filed on January 26, 1999) [1].
4.3	—	Form of First Supplemental Indenture to Indenture dated as of January 26, 1999 (incorporated by reference to Exhibit 4.2 to Post-Effective Amendment No. 1 to Form S-3 (No. 333-08369-01), filed on March 15, 2000).
4.4	—	Second Supplemental Indenture dated as of September 21, 2001 to Indenture dated as of January 26, 1999 (incorporated by reference to Exhibit 4 to Form 10-Q for the quarter ended September 30, 2001).
4.5	—	Indenture dated as of August 26, 2003 (incorporated by reference to Exhibit 4.1 to Form S-3 (No. 333-108272), filed on August 27, 2003).
4.6	—	First Supplemental Indenture dated as of November 15, 2013 to Indenture dated as of August 26, 2003 (incorporated by reference to Exhibit 4.2 to Form S-3ASR (No. 333-192369), filed on November 15, 2013).
4.7	—	Second Supplemental Indenture dated as of May 18, 2017 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on May 18, 2017).
4.8	—	Indenture dated as of September 30, 2022, between UPS and U.S. Bank Trust Company, National Association, as Trustee (incorporated by reference to Exhibit 4.4 to Form S-3 (File No.333-267664), filed on September 30, 2022).
4.9	—	Indenture dated as of September 30, 2022, between UPS and Truist Bank, as Trustee (incorporated by reference to Exhibit 4.5 to Form S-3 (File No.333-267664), filed on September 30, 2022).
4.10	—	Form of 6.20% Senior Notes due January 15, 2038 (incorporated by reference to Exhibit 4.3 to Form 8-K, filed on January 15, 2008).
4.11	—	Form of 4.875% Senior Notes due November 15, 2040 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on November 12, 2010).
4.12	—	Form of 3.625% Senior Notes due October 1, 2042 (incorporated by reference to Exhibit 4.3 to Form 8-K, filed on September 27, 2012).
4.13	—	Form of Floating Rate Senior Notes due December 15, 2064 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on December 15, 2014).
4.14	—	Form of Floating Rate Senior Notes due September 15, 2065 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on September 17, 2015).
4.15	—	Form of 1.625% Senior Notes due November 15, 2025 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on November 20, 2015).
4.16	—	Form of Floating Rate Senior Notes due March 15, 2066 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on April 1, 2016).
4.17	—	Form of 2.40% Senior Notes Due November 2026 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on October 25, 2016).
4.18	—	Form of 3.40% Senior Notes Due November 2046 (incorporated by reference to Exhibit 4.3 to Form 8-K, filed on October 25, 2016).
4.19	—	Form of 1.00% Senior Notes Due November 2028 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on October 25, 2016).
4.20	—	Form of Floating Rate Senior Notes due March 15, 2067 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on March 31, 2017).
4.21	—	Form of 2.125% Senior Notes due May 21, 2024 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on May 18, 2017).

4.22	—	Form of 4.875% Senior Notes due 2033 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on February 27, 2023).
4.23	—	Form of 1.500% Senior Notes due November 15, 2032 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on November 13, 2017).
4.24	—	Form of 5.050% Notes due 2053 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on February 27, 2023).
4.25	—	Form of Floating Rate Senior Notes due 2073 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on March 7, 2023).
4.26	—	Form of 2.800% Senior Notes due November 15, 2024 (incorporated by reference to Exhibit 4.5 to Form 8-K, filed on November 14, 2017).
4.27	—	Form of 3.050% Senior Notes due November 15, 2027 (incorporated by reference to Exhibit 4.6 to Form 8-K, filed on November 14, 2017).
4.28	—	Form of 3.750% Senior Notes due November 15, 2047 (incorporated by reference to Exhibit 4.7 to Form 8-K, filed on November 14, 2017).
4.29	—	Form of Floating Rate Senior Notes due November 15, 2067 (incorporated by reference to Exhibit 4.8 to Form 8-K, filed on November 14, 2017).
4.30	—	Form of 3.400% Senior Notes due March 15, 2029 (incorporated by reference to Exhibit 4.1 to Form 8-K, filed on March 15, 2019).
4.31	—	Form of 4.250% Senior Notes due March 15, 2049 (incorporated by reference to Exhibit 4.2 to Form 8-K, filed on March 15, 2019).
4.32	—	Form of 2.200% Senior Notes due September 1, 2024 (incorporated by reference to Exhibit 4.1 to Form 8-K filed on August 16, 2019).
4.33	—	Form of 2.500% Senior Notes due September 1, 2029 (incorporated by reference to Exhibit 4.2 to Form 8-K filed on August 16, 2019).
4.34	—	Form of 3.400% Senior Notes due September 1, 2049 (incorporated by reference to Exhibit 4.3 to Form 8-K filed on August 16, 2019).
4.35	—	Form of 3.900% Senior Notes due 2025 (incorporated by reference to Exhibit 4.1 to Form 8-K filed on March 25, 2020).
4.36	—	Form of 4.450% Senior Notes due 2030 (incorporated by reference to Exhibit 4.2 to Form 8-K filed on March 25, 2020).
4.37	—	Form of 5.200% Senior Notes due 2040 (incorporated by reference to Exhibit 4.3 to Form 8-K filed on March 25, 2020).
4.38	—	Form of 5.300% Senior Notes due 2050 (incorporated by reference to Exhibit 4.4 to Form 8-K filed on March 25, 2020).
4.39	—	Description of Securities.
10.1	—	UPS Retirement Plan Amendment and Restatement Effective January 1, 2014 (incorporated by reference to Exhibit 10.1 to Form 10-K for the year ended December 31, 2014).*
10.1(a)	—	Amendment No. 1 to UPS Retirement Plan, as Amended and Restated, effective as of June 30, 2016 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2016).*
10.1(b)	—	Amendment Four to the Amended and Restated UPS Retirement Plan effective June 23, 2017 (incorporated by reference to Exhibit 10.2 to Form 8-K, filed on June 27, 2017).*
10.2	—	Amended and Restated UPS 401(k) Savings Plan, effective as of January 1, 2023 (incorporated by reference to Exhibit 10.2 to Form 10-K for the year ended December 31, 2022).*
10.3	—	Amended and Restated Restoration Savings Plan, effective as of January 1, 2023 (incorporated by reference to Exhibit 10.3 to Form 10-K for the year ended December 31, 2022).*
10.4	—	Amendment One to the Amended and Restated UPS Excess Coordinating Benefit Plan effective June 23, 2017 (incorporated by reference to Exhibit 10.4 to Form 8-K, filed on June 27, 2017).*
10.4(a)	—	UPS Excess Coordinating Benefit Plan, as Amended and Restated, effective as of January 1, 2012 (incorporated by reference to Exhibit 10.5 to Form 10-K for the year ended December 31, 2012).*

10.5	—	United Parcel Service, Inc. 2012 Omnibus Incentive Compensation Plan (incorporated by reference to Annex A to the Definitive Proxy Statement, filed on March 12, 2012).*
10.5(a)	—	Form of Non-Employee Director Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2019).*
10.5(b)	—	UPS Stock Option Program Terms and Conditions effective as of January 1, 2012 (incorporated by reference to Exhibit 10.7(4) to the Form 10-K for the year ended December 31, 2011).*
10.6	—	Form of UPS Deferred Compensation Plan as Amended and Restated effective January 1, 2012 (incorporated by reference to Exhibit 10.6 to Form 10-K for the year ended December 31, 2018).*
10.6(a)	—	Amendment No. 1 to Amended and Restated UPS Deferred Compensation Plan (incorporated by reference to Exhibit 10.7(1) to the Form 10-K for the year ended December 31, 2012).*
10.7	—	2015 Omnibus Incentive Compensation Plan (incorporated by reference to Annex A to the Definitive Proxy Statement filed on March 24, 2015).*
10.8	—	2018 Omnibus Incentive Compensation Plan (incorporated by reference to Annex A to the Definitive Proxy Statement filed on March 16, 2018).*
10.9	—	UPS Stock Option Program Amended and Restated Terms and Conditions effective November 8, 2018 (incorporated by reference to Exhibit 10.8(b) to Form 10-K for the year ended December 31, 2018).*
10.10	—	Protective Covenant Agreement between the Company and Brian Newman, dated August 7, 2019 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on August 13, 2019).*
10.11	—	UPS Long-Term Incentive Performance Program Amended and Restated Terms and Conditions effective as of February 13, 2020 (incorporated by reference to Exhibit 10.16 to Form 10-K for the year ended December 31, 2019).*
10.12	—	Protective Covenant Agreement between UPS and Carol Tomé, dated March 11, 2020 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on March 13, 2020).*
10.13	—	Form of Protective Covenant Agreement between UPS and each of Nando Cesarone and Kate Gutmann (incorporated by reference to Exhibit 10.19 to Form 10-K for the year ended December 31, 2020).*
10.14	—	Retention Arrangement Letter between UPS and Nando Cesarone, dated April 15, 2020 (incorporated by reference to Exhibit 10.20 to Form 10-K for the year ended December 31, 2020).*
10.15	—	Employment offer letter agreement between UPS and Bala Subramanian, dated May 24, 2022 (incorporated by reference to Exhibit 10.17 to Form 10-K for the year ended December 31, 2022).*
10.16	—	Protective Covenant Agreement between UPS and Bala Subramanian, dated May 24, 2022 (incorporated by reference to Exhibit 10.18 to Form 10-K for the year ended December 31, 2022).*
10.17	—	United Parcel Service, Inc. Key Employee Severance Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed on May 10, 2022).*
10.18	—	UPS Management Incentive Program Amended and Restated Terms and Conditions effective November 3, 2022 (incorporated by reference to Exhibit 10.20 to Form 10-K for the year ended December 31, 2022).*
10.19	—	UPS Management Incentive Program Amended and Restated Terms and Conditions effective January 1, 2023 (incorporated by reference to Exhibit 10.21 to Form 10-K for the year ended December 31, 2022).*
10.20	—	Retention Arrangement Letter between UPS and Kate Gutmann, dated April 15, 2020 (incorporated by reference to Exhibit 10.21 to Form 10-K for the year ended December 31, 2020).*
10.21	—	UPS Long-Term Incentive Performance Program Amended and Restated Terms and Conditions effective as of March 25, 2021 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2021).*
10.22	—	United Parcel Service, Inc. 2021 Omnibus Incentive Compensation Plan (incorporated by reference to Annex A to the definitive proxy statement on Schedule 14A filed March 29, 2021).*
10.23	—	UPS Long-Term Incentive Performance Program Amended and Restated Terms and Conditions, effective as of March 22, 2023 (incorporated by reference to Exhibit 10.3 to Form 10-Q for the quarter ended March 31, 2023).*
21	—	Subsidiaries.
23	—	Consent of Deloitte & Touche LLP.
31.1	—	Certification of the Principal Executive Officer Pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	—	Certification of the Principal Financial and Accounting Officer Pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	—	Certification of the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	—	Certification of the Principal Financial and Accounting Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	—	UPS Incentive-Based Compensation Clawback Policy.
101	—	The following financial information from the Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows and (v) the Notes to the Consolidated Financial Statements.
104	—	Cover Page Interactive Data File - The cover page from this Annual Report on Form 10-K for the year ended December 31, 2023 is formatted in iXBRL (included as Exhibit 101).

_____

(1)   Filed in paper format.

*   Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, United Parcel Service, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED PARCEL SERVICE, INC.
(REGISTRANT)

By: _____/S/ CAROL B. TOMÉ_____

Carol B. Tomé
Chief Executive Officer (Principal Executive Officer)

Date: February 20, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ CAROL B. TOMÉ **Carol B. Tomé**	Chief Executive Officer (Principal Executive Officer)	February 20, 2024
/S/ BRIAN O. NEWMAN **Brian O. Newman**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 20, 2024
/S/ RODNEY C. ADKINS **Rodney C. Adkins**	Director	February 20, 2024
/S/ EVA C. BORATTO **Eva C. Boratto**	Director	February 20, 2024
/S/ MICHAEL J. BURNS **Michael J. Burns**	Director	February 20, 2024
/S/ WAYNE M. HEWETT **Wayne M. Hewett**	Director	February 20, 2024
/S/ ANGELA HWANG **Angela Hwang**	Director	February 20, 2024
/S/ KATE E. JOHNSON **Kate E. Johnson**	Director	February 20, 2024
/S/ WILLIAM R. JOHNSON **William R. Johnson**	Director	February 20, 2024
/S/ FRANCK J. MOISON **Franck J. Moison**	Director	February 20, 2024
/S/ CHRISTIANA SMITH SHI **Christiana Smith Shi**	Director	February 20, 2024
/S/ RUSSELL STOKES **Russell Stokes**	Director	February 20, 2024
/S/ KEVIN M. WARSH **Kevin M. Warsh**	Director	February 20, 2024

Reconciliation of Non-GAAP Financial Measures
(amounts in millions, except per share amounts)

	Operating Profit	
	2023	2022
Reported / GAAP	$ 9,141	$13,094
One-time compensation	61	–
Goodwill & asset impairment charges	236	–
Incentive compensation program redesign	–	505
Long-lived asset estimated residual value changes	–	76
Transformation & other	435	178
Adjusted	$ 9,873	$13,853

	Operating Margin	
	2023	2022
Reported / GAAP	10.0%	13.0%
One-time compensation	0.1%	0.0%
Goodwill & asset impairment charges	0.3	0.0
Incentive compensation program redesign	0.0	0.5
Long-lived asset estimated residual value changes	0.0%	0.1%
Transformation & other	0.5%	0.2%
Adjusted	10.9%	13.8%

	Reconciliation of Free Cash Flow (Non-GAAP measure)	
	2023	2022
Cash flows from operating activities (GAAP)	$ 10,238	$14,104
Capital expenditures	(5,158)	(4,769)
Proceeds from disposals of property, plant and equipment	193	12
Other investing activities	(19)	(309)
Free Cash Flow (Non-GAAP)	$ 5,254	$ 9,038

	Reconciliation of Adjusted Return on Invested Capital (Non-GAAP measure)	
	2023	2022
Net Income	$ 6,708	$11,548
Add back (deduct):		
Income tax expense	1,865	3,277
Interest expense	785	704
Other pension (income) expense	95	(2,251)
Investment (income) expense and other	(312)	(184)
Operating profit	9,141	13,094
Incentive compensation program redesign	–	505
Long-lived asset estimated residual value changes	–	76
One-time compensation	61	-
Goodwill & asset impairment charges	236	-
Transformation and other	435	178
Adjusted operating profit	$ 9,873	$13,853
Average debt and finance leases, including current maturities	20,963	20,789
Average pension and postretirement benefit obligations	5,483	6,427
Average shareowners' equity	18,558	17,036
Average invested capital	$ 45,004	$44,252
Net income to average invested capital	14.9%	26.1%
Adjusted Return on Invested Capital (Non-GAAP)	21.9%	31.3%

	Reconciliation of Adjusted Debt to Adjusted EBITDA (Non-GAAP measure)	
	2023	2022
Net income	$ 6,708	$11,548
Add back:		
Income tax expense	1,865	3,277
Interest expense	785	704
Depreciation & amortization	3,366	3,188
EBITDA	12,724	18,717
Add back (deduct):		
Incentive compensation program redesign	–	505
One-time compensation	61	–
Goodwill and asset impairment charges	236	–
Transformation and other	435	178
Defined benefit plan (gains) and losses	(359)	(1,061)
Investment income and other pension income	(576)	(1,374)
Adjusted EBITDA	$ 13,239	$ 16,965
Debt and finance leases, including current maturities	$ 22,264	$ 19,662
Add back:		
Non-current pension and postretirement benefit obligations	6,159	4,807
Adjusted total debt	$ 28,423	$ 24,469
Adjusted total debt/Net Income	4.24	2.12
Adjusted total debt/adjusted EBITDA (Non-GAAP)	2.15	1.44

Note: The adjustments denoted in the tables above are further described in our annual reports on Form 10-K for the years ended December 31, 2023 and 2022.

Note: We supplement the reporting of our financial information determined under generally accepted accounting principles in the United States ("GAAP") with certain non-GAAP financial measures.

Adjusted financial measures should be considered in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Our adjusted financial measures do not represent a comprehensive basis of accounting and therefore may not be comparable to similarly titled measures reported by other companies.

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INVESTOR INFORMATION

ANNUAL MEETING
Our annual meeting of shareowners will be held virtually at 8 a.m. on May 2, 2024 at www. virtualshareholdermeeting.com/UPS2024. Shareowners of record as of March 5, 2024 are entitled to vote at the meeting.

GO PAPERLESS
Go paperless and sign up for e-delivery of your UPS Proxy materials. To sign up, go to icsdelivery.com/ups and select electronic delivery of proxy materials.

INVESTOR RELATIONS
You can contact our Investor Relations Department at:

> **UPS**
> 55 Glenlake Parkway, NE
> Atlanta, GA 30328-3474
> 800.877.1503 or 404.828.6059
> investors.ups.com

EXCHANGE LISTING
Our Class B common stock is listed on the New York Stock Exchange under the symbol "UPS."

TRANSFER AGENT AND REGISTRAR
Computershare
Send notices of address changes or questions regarding account status, stock transfer, lost certificates, or dividend payments to:

> **Regular Mail**
> UPS
> c/o Computershare
> P.O. Box 43084
> Providence, RI 02940-3084
>
> *or:*
>
> **Expedited Delivery**
> UPS
> c/o Computershare
> 150 Royall St., Suite 101
> Canton, MA 02021

FORM 10-K
Our Annual Report on Form 10-K for the year ended December 31, 2023 forms part of the UPS 2023 Annual Report. If you would like an additional copy of our Form 10-K, you can access it through the Investor Relations website at investors.ups.com or at the Securities and Exchange Commission website, sec.gov. The Form 10-K also is available free of charge by calling, contacting via the website or writing to the Investor Relations Department.

UPS SHAREOWNER SERVICES
Convenient access 24 hours a day, seven days a week.

> **Class A Common Shareowners**
> www.computershare.com/ups
> 888.663.8325
>
> **Class B Common Shareowners**
> www.computershare.com/ups
> 800.758.4674

Calls from outside the United States: 201.680.6612
TDD for hearing impaired: 800.231.5469
TDD for non-U.S. shareowners: 201.680.6610

DIRECT STOCK PURCHASE PLAN
To make an initial purchase of UPS Class B Common Stock online, visit www.computershare.com/Investor and click "Make a Purchase" in the upper right, next to the Help button. Follow the instructions provided to get started, select a company to invest in and access the Enrollment Wizard.

Current Class B shareowners can enroll in the plan online by accessing their accounts through www.computershare.com/ups or by calling 800.758.4674.

DIVIDEND REINVESTMENT PLAN
To reinvest dividends in additional UPS shares:

> **Class A and B Shareowners**
> www.computershare.com/ups

ONLINE ACCESS TO SHAREOWNER ACCOUNT MATERIALS
Enroll in E-Communications, a self-service program that provides electronic notification and secure access to shareowner communications. To enroll, access your account at www.computershare.com/ups. After accessing your account, click the "What would you like to do" dropdown menu in the upper left of the page. Under "Holdings" click "Manage My Stock," select "My Profile," click "Update" under "E-Communications" and follow the enrollment instructions.

UPS WEBSITES
Investor Relations . . . . investors.ups.com

UPS Corporate . . . . ups.com

Sustainability/
Corporate Responsibility . . . about.ups.com


